As confidentially submitted to the Securities and Exchange Commission on June 14, 2021.
This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EXPENSIFY, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	27-0239450
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
401 SW 5th Ave
Portland, Oregon 97204
Telephone: (971) 365-3939
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Barrett
Chief Executive Officer
Expensify, Inc.
401 SW 5th Ave
Portland, Oregon 97204
Telephone: (971) 365-3939
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Tad J. Freese Alexa M. Berlin Benjamin A. Potter Christopher Shoff Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 Telephone: (650) 328-4600	Ryan Schaffer Chief Financial Officer Expensify, Inc. 401 SW 5th Ave Portland, Oregon 97204 Telephone: (971) 365-3939	Dave Peinsipp Kristin VanderPas Denny Won Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 Telephone: (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐

Emerging growth company ☒
If an emerging growth company, that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Class A Common Stock, par value $0.0001 per share	$	$
(1)Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of          additional shares that the underwriters have the option to purchase.
(2)Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated               , 2021
Preliminary prospectus
            shares
Expensify, Inc.
Class A common stock
This is an initial public offering of shares of Class A common stock by Expensify, Inc. We are offering                 shares of our Class A common stock and the selling stockholders identified in this prospectus are offering an additional                 shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. We currently expect the initial public offering price to be between $                 and $                 per share of common stock.
Prior to this offering, there has been no public market for our common stock. We intend to apply to list our Class A common stock on the                 under the symbol “EXFY.”
Following this offering, we will have three classes of common stock: Class A, LT10 and LT50 common stock. This is a novel capital structure that differs significantly from those of other companies that have dual or multiple class capital structures. The rights of holders of Class A, LT10 and LT50 common stock are identical, except for voting, transfer and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of LT10 and LT50 common stock is entitled to 10 and 50 votes, respectively, and is convertible into one share of Class A common stock only upon, and generally cannot be transferred without, satisfaction of certain notice and other requirements, including a restricted period of 10 months and 50 months, respectively. All of the shares of LT10 and LT50 common stock will be held by a voting trust pursuant to a voting trust agreement. This means that, for the foreseeable future, the control of our company will be concentrated with the voting trust, notwithstanding the number of outstanding shares of Class A common stock. For additional information, see the section titled “Description of capital stock—Common stock.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Expensify, Inc., before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

(1)See “Underwriting” for a description of the compensation payable to the underwriters.
We have granted the underwriters the option for a period of 30 days to purchase up to an additional                 shares from us, and the selling stockholders have granted the underwriters the option for a period of 30 days to purchase up to an additional                 shares from them, in each case at the initial price to the public less the underwriting discounts and commissions.
Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 19 .
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on or about               , 2021.

J.P. Morgan	Citigroup	BofA Securities

Piper Sandler	JMP Securities	Loop Capital Markets

, 2021.

At **Expensify**, we're best known for making

Expense reports that don't suck.

But we also make it easy to move and manage money in other ways. You can track expenses, pay bills, generate invoices, collect payments, plan trips, and manage company credit cards all in one app.

Expensify is easy money.

Easy money.

We’re an ambitious group, and that means goals. Big, extravagant goals. Wild, sometimes crazy goals. Goals are tricky things, though. Attempting to do anything means sacrificing something; maybe the security of a predictable future, maybe other worthwhile goals, or maybe just the time and energy spent pursuing something of value.

We’re pursuing three Life Goals:

Live rich.
Have fun.
Save the world.

Easy money.

We embody three Core Qualities:

Talent.
Ambition.
Humility.

One of Expensify's most defining characteristics is our genuine desire to build an organization that improves with age forever, like a fine wine. But given the short-term perspectives of the rest of the industry, accomplishing this long-term result requires going beyond simple "industry best practices". Rather, it requires an ongoing commitment to defining, identifying, and developing the "core qualities" that establish the foundation of who we are as people.

Easy money.

And we do this by following Two Rules:

Get shit done.

Don’t ruin it for everyone else.

At Expensify, we believe great things happen when talented, ambitious, but humble people collaborate today on the immediate overlap between their own lifelong ambitions.

Even if our individual ambitions differ, our shared values allow us to debate, collaborate, and solve problems as a team.

Easy money.

One tap expense reports.

3:11
Cancel
New SmartScan
Save
Shawn Borton
Cash
Unreported
CAFE EXPENSIFY
San Francisco, CA
Phone: (570) 555-8957
05/13/21
3:26 PM
Order ID: SEB3261987
Macchiato
Chocolate Croissant
$8.50
SmartScanning...
We're working on extracting the details of this receipt. Check back in a short while.
Fill out details myself
Category
(automatic)
Description

5:13
Friday, May 14
EXPENSIFY
now
Cha-ching!
Your receipt was reimbursed, $8.50 is headed your way!

Snap a photo of your receipt and SmartScan automatically captures all the details in an expense report.

Easy money.

D. Barrett

The business credit card for easier expenses.

D. Barrett

Just swipe the Expensify Card and your expenses are done—no receipts required. Even better, with every purchase, we donate to Expensify.org on your behalf.

Easy money.

Easily manage your money on one preaccounting platform.

Expense Management

Snap a photo of a receipt with SmartScan for easy expense reporting, approval, next-day reimbursement, and sync with accounting software.

Expensify Card

The business credit card for faster expense reporting and corporate card reconciliation—no receipts required.

Bill Pay

Send your vendor bills to Expensify for automatic tracking, approval, and payment.

Invoices

Create and send invoices, then collect payments that automatically sync to your accounting package.

Travel

Book flights, hotels, and cars simply by chatting with Concierge, your personal trip planner.

Personal Payments

Split bills, request payments, and chat with friends.

4.5/5

Glassdoor Rating

8+ years

Average Leadership Tenure

$223K

Revenue per Employee in Q1-21

JAMESON

__________________
Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
__________________
Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.
i

Prospectus summary
This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections titled “Risk factors,” “Special note regarding forward-looking statements” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, the terms “Expensify,” the “company,” “we,” “us,” “our” and similar references in this prospectus refer to Expensify, Inc. and its consolidated subsidiaries.
Overview
Expensify is a cloud-based expense management software platform that helps the smallest to the largest businesses simplify the way they manage money. Every day, people from all walks of life in organizations around the world use Expensify to scan and reimburse receipts from flights, hotels, coffee shops, office supplies and ride shares. Since our founding in 2008, we have added over 10 million members to our community, and processed and automated over 1.1 billion expense transactions on our platform, freeing people to spend less time managing expenses and more time doing the things they love. In March 2021 alone, over 660,000 paid members across 55,000 companies and over 200 countries and territories used Expensify to make money easy.
Small and medium businesses (“SMBs”) are the cornerstone of the global economy, making up over 99% of businesses and approximately 70% of employment in Organization for Economic Cooperation and Development ("OECD") countries. Despite their significance, the vast majority of SMBs still rely on manual, inefficient processes to manage the critical back office functions that power their businesses every day. As SMBs seek to modernize back office functions like expense management to better compete in today’s digital economy, we believe they will look for comprehensive technologies that are easy to discover, implement, purchase, manage and use. At the same time, individual employees are becoming a powerful source of change as they increasingly expect to bring their own choice of technology into the workplace.
Since the beginning of Expensify, our North Star has been improving the experience of the actual end users of expense management software: everyday employees. We designed Expensify to be easy to set up, integrate, configure and use from any device, which has enabled us to serve employees of all types and organizations of all sizes, industries and geographies.
Our intense focus on improving the everyday experience of regular employees with an easy-to-use but powerful platform has enabled a viral, “bottom-up” business model that is capital efficient and extremely scalable. By allowing people to spend less time managing receipts and more time pursuing their real goals, our users (who we refer to as members) have adopted, championed and spread Expensify to their colleagues, managers and friends. We believe our happy members are the best form of marketing and our self-service, bottom-up approach takes advantage of strong, organic word-of-mouth adoption. Underlying our platform is a secure, scalable and defensible technology and user-centric legal foundation that supports and fuels our viral growth. The combination of these factors has allowed us to avoid the costly pitfalls of traditional, top-down enterprise sales and marketing methods that focus solely on decision makers, and invest our time and resources on making features our members love. This has created a massive, untapped and growing market opportunity for us that we believe we are in prime position to capture.
Behind our platform is a company with passionate people and a unique culture that guides everything we do. Our company operates with a flat, generalist organizational structure united by a robust set of common values that foster the long-term happiness and retention of our employees. The efficiency of our business model allows us to prioritize attracting, retaining and inspiring talented, ambitious and humble people committed to a long-term vision. We are a team that likes to solve real problems, and though expense reports are problematic for most people, there are other pressing problems facing our world that we want to also help solve. In 2020, we launched our 501(c)(3) non-profit, Expensify.org, to increase transparency in the donation process while connecting with donors, volunteers and people in need across five relevant issues facing our communities today: housing equity, youth advocacy, food security, reentry services and climate justice. The Expensify platform and our expertise in expense management enables us to connect donors and volunteers directly through our platform and cut out the administrative expenses that take away from typical donations. We believe that our unique culture, our commitment to all of our stakeholders, and our long-term vision are critical components to the success of our company. We are committed to transparent and robust environmental, social and governance practices and disclosures. Our core stakeholders include employees, members, customers, shareholders and communities we impact. We engage with stakeholders to inform product development and company operations, and aim to align with all stakeholders towards long-term sustainable growth.
We believe that our unique approach has created a highly scalable and efficient business model. We have experienced rapid growth in recent periods. Our revenue was $80.5 million and $88.1 million in the years ended December 31, 2019 and 2020, respectively. Our net income (loss) was $1.2 million and $(1.7) million in the years ended December 31, 2019 and 2020, respectively. Our adjusted EBITDA was $7.6 million and $26.8 million in the years ended December 31, 2019 and 2020, respectively. For the three months ended March 31, 2020 and 2021, our revenue was $21.9 million and $29.7 million, respectively. Our net income was $3.3 million and $8.0 million in the three months ended March 31, 2020 and 2021, respectively. Our adjusted EBITDA was $6.7 million and $13.4 million in the three months ended March 31, 2020 and 2021, respectively. See the section titled “Management’s discussion and analysis of financial condition and results of operations” for additional information on our non-GAAP metrics.
Our industry
SMBs are the bedrock of the global economy and have distinctive technology requirements
Small and medium businesses are the foundation of the global economy. According to the OECD, SMBs, defined as firms with fewer than 250 employees, make up over 99% of all businesses and approximately 70% of all employment across the 36 OECD countries.
Given their size, SMBs typically have one person overseeing the discovery and implementation of new systems, a responsibility that is often in addition to their core job function. As a result, SMBs have specific requirements when adopting new technologies:
•Easy to discover. SMBs increasingly rely on online channels for finding new technologies and heavily consider recommendations from experts, friends and colleagues.
•Easy to implement. IT departments within SMBs are often one person or the business owner themselves and are incapable of taking time away from their business to support cumbersome implementation, maintenance and training requirements.
•Easy to purchase. With no procurement department and limited resources, the individuals making the purchasing decision at SMBs often prefer vendors with transparent, self-service monthly subscription plans that can be paid by credit card.
•Easy to manage. SMBs prefer a single, comprehensive platform from one provider that can solve multiple pain points.
•Easy to use. Many SMBs prioritize ease of use and convenience over cost and seek solutions with elegant, intuitive user experiences that require no training or expertise to operate.

Back office processes are critical to every SMB, but remain antiquated and inefficient
Back office functions, such as HR, accounting and expense management, are ubiquitous and fundamental activities for businesses of every size and industry. Despite the mission criticality of these activities, the vast majority of SMBs rely on manual, inefficient processes to manage and execute most back office functions. To compete in today’s increasingly digital economy, SMBs require modern solutions that can automate and streamline manual, time-consuming back-office functions to reduce costs and allow managers to focus on higher value, strategic activities.
Every business manages expenses, most do it manually
While the accounting function has seen some improvements in efficiency with the advent of cloud-based accounting platforms, the critical data-gathering processes that precede the accounting workflow (“preaccounting”) have largely remained unchanged since the last century. Expense management, which refers to the collection, processing, auditing and reimbursement of employee expenses, is one of these preaccounting processes, and is among the most complicated. For most SMBs, the standard procedure for expense management remains manual and laborious, with employees filing expense claims by physically tracking down and handing in receipts, or scanning and attaching receipts to emails for approval. As a result, employees, accountants and managers across every business unit are bogged down by time-consuming, manual tasks related to expense management, reducing their productivity and job satisfaction.
The modern day employee is increasingly empowered to drive technology change
Traditionally, business software solutions have been sold to key decision makers, deployed by centralized IT departments, and forced onto employees with little regard to end user experiences and their unique workflows. In recent years, the consumerization of enterprise technology has completely transformed this framework. In the SMB segment, employees are even more influential in driving company-wide adoption: with infrequent technology evaluation and less employees per company than enterprises, SMBs require a smaller critical mass for technological change.
Limitations of traditional approaches
We believe both existing solutions and their underlying business models have fundamental shortcomings that limit their ability to solve the inefficiencies of expense management and other back-office functions for SMBs.
Existing solutions
We believe the vast majority of SMBs still rely on manual, cumbersome methods to manage expenses, with employees physically filing expense claims via paper and pen or spreadsheets, and managers chasing employees across the organization for receipts, confirming expenses one-by-one and performing repetitive data entry on multiple platforms to synchronize information. A small subset of SMBs use more modern form-based software tools, but these solutions typically optimize the experience for decision makers and ignore the needs and preferences of regular, everyday employees. All of these solutions possess one or more of the following limitations that fail to address the back-office challenges faced by SMBs:
•Not designed for the employee;
•Multiple, disparate product lines for different features;
•Inaccurate receipt scanning;
•Lack purposeful automation;
•Lack integration with key systems and applications; and
•Partitioned database design.

Traditional approaches
The traditional approach for software sales has historically been “top-down,” whereby software providers deploy costly, targeted ads and a legion of sales representatives focused on selling large, multi-year deals with vague product specifications to decision makers and business owners. This type of approach poses key challenges for traditional software providers, including:
•High cost of sale. The traditional top-down approach relies on an army of salespeople to sell, retain and upsell decision makers, requiring an ever-increasing pipeline of sales talent.
•SMB decision makers are hard to identify and talk to. Discovering and buying software is typically not the core job function for anyone at most SMBs, and software providers leveraging a top-down approach struggle to identify, engage with and sell to key decision makers at SMBs.
•Contracts and sales processes tailored to enterprises. Traditional enterprise sales models are designed to address long procurement processes, which emphasize pricing and control features over the user experience.
•Company-owned data and legal terms. Traditional approaches have a legal structure where all employee data is owned by the company. This company-centric legal approach acts as an impediment to viral employee adoption within and across organizations.
Our market opportunity
We believe we address a massive market opportunity today that is significantly underpenetrated by modern solutions. We estimate our total addressable market (“TAM”) was approximately $14.3 billion in the United States and $19.3 billion in our core geographies in 2020, which consisted of the United States, United Kingdom, Canada and Australia in 2020. To estimate our TAM in the United States, we identified the number of employees at SMBs with less than 1,000 employees based on data from the U.S. Bureau of Labor Statistics and segmented these companies into three cohorts based on number of employees: (1) companies with 1-9 employees, (2) companies with 10-499 employees, and (3) companies with 500-999 employees. We then multiplied the total number of employees in each cohort by our average revenue per paid member in each such cohort as of March 31, 2021. Given our focus on SMBs, this excludes the U.S. market opportunity for companies with greater than 1,000 employees, which we estimate to be $5.2 billion using the same methodology described above.
To estimate our TAM in our core geographies outside of the United States, in the United Kingdom, Canada, and Australia, we identified the number of employees in SMBs in these geographies based on data from the United Kingdom Department for Business, Energy & Industrial Strategy, Statistics Canada and the Australian Government. We then multiplied the total number of employees at SMBs in these geographies by our average revenue per paid member for customers with less than 1,000 paid members as of March 31, 2021. SMBs are defined as businesses with fewer than 1,000 employees in the United States, businesses with fewer than 250 employees in the United Kingdom, businesses with fewer than 500 employees in Canada and businesses with fewer than 200 employees in Australia. We believe there is considerable runway for long-term growth given the majority of our market opportunity is untapped; we estimate that the majority of SMBs within our core geographies have not adopted end-to-end software solutions and are using manual processes for expense management today.
We believe we are able to monetize approximately three times the amount of average revenue per user (“ARPU”) in our target market of SMBs compared to some of our enterprise competitors' list prices. In addition to being able to monetize SMBs at a higher ARPU in comparison to enterprise competitors, SMBs by nature tend to grow at a faster rate than enterprises.
We believe there are multiple sources of upside to our TAM in the near-term future:
•Monetizing transactions on our platform. We launched the Expensify Card for early access to a limited number of customers in late 2019 and then launched fully in early 2020. We estimate that the current TAM for our Expensify Card will be approximately $17 billion by 2022. We arrived at our TAM by multiplying an industry standard take rate by the estimated small business credit card spend in the United States in 2022 according to a study by the Mercator Advisory Group.
•Platform expansion. While expense management tends to touch the majority of company employees at least once or twice in a given year, a smaller population are consistently paid members of expense management. We plan to increase our TAM by launching features that will be relevant to all of our customers’ employees every month, resulting in more paid members and more revenue per customer even at the same paid member price.
•Continued international expansion. We believe there is a large, untapped opportunity outside of our core geographies.
Our approach
Since our founding, we have taken a unique approach to expense management built on key, complementary elements:
•Platform strategy hyper-focused on the employee. We designed Expensify to be easily configured and used by every single employee within an organization, not just decision makers or managers.
•Viral, bottom-up business model driven by the employee. Our employee-focused platform strategy enables a viral, “bottom-up” adoption cycle that starts with an individual employee. After signing up for free on the website or downloading our free app to submit expenses and realizing the benefits of using Expensify, our enthusiastic members champion our platform internally, spreading it via word-of-mouth to other employees and convincing decision makers to adopt Expensify company-wide.
•Word-of-mouth adoption supported by a market consensus approach. We believe that our happy members are the best form of marketing. We strive to build a superior platform that makes the lives of employees and admins easier so that they become our champions and promote us to other individuals and organizations. We deploy large scale brand advertising to build on this platform superiority and help create market consensus that Expensify is the category leader for expense management software.
•Unique company culture and long-term vision. Our platform strategy and business model are complemented by our unique company culture and intense focus on the long-term happiness of our employees.
We believe that these elements of our approach are hard to replicate, self-reinforcing and work together to drive a powerful competitive advantage.
Our platform strategy
Our platform strategy centers around the following key concepts:
•Built for everyone. We designed our platform to be used by everyone in an organization, from employees to managers to the finance department. We believe that the more intuitive and simple Expensify is, the more employees and administrators will want to use it.
•Easy to set up. We believe that by making our platform easily accessible, simple to set up and easily configurable attracts more members to download and try Expensify.
•Designed to improve experiences for all members. We believe that always having the pain points of our members at the center of every technology decision and feature we develop enables us to consistently deliver an improved experience for every employee in an organization.

•One platform, many features. Expensify is one platform, with one price that unlocks access to every feature on the platform, from expense management to bill payment. Our features are just different configurations of the same underlying tool, and are not different products in some kind of combined suite.
•Highly integrated. We designed our platform to easily integrate with other business and consumer applications.
We believe that elements of our platform strategy are a critical driver of the viral, widespread adoption of Expensify across and between any type of organization.
Our business model
Our platform strategy enables a viral “bottom-up” business model that is capital efficient and extremely scalable. The adoption of Expensify within an organization often starts with the individual employee, who downloads our mobile application or signs up on our website for free and uses it to easily submit expenses to their manager with a few taps. After the employee realizes the benefits of our platform, they become a champion of Expensify and often spread it internally to other employees. With multiple employees using Expensify and valuable features simplifying the manager’s job, the decision maker purchases a subscription to Expensify and becomes a paying customer with a few members.
We offer simple, transparent and flexible subscription plans for both individuals and businesses that are completely self-service and payable by credit card. In the quarter ended March 31, 2021, 94% of our revenue came from recurring, automated monthly payments made via credit cards. We designed our pricing plans to facilitate the easy adoption of our platform by the smallest mom-and-pop stores to the largest and most complex organizations.
We believe that our happy members are the best form of marketing, and our self-service, bottom-up approach takes advantage of strong, organic word-of-mouth adoption. We support this powerful word-of-mouth marketing with large-scale brand advertising to build market consensus that Expensify is the software of choice for expense management.
We believe that our frictionless, viral and bottom-up business model and word-of-mouth adoption allows us to not rely on traditional outbound marketing efforts that are costly and often ineffective. As a result, we can dedicate our energy and resources on strengthening our brand, improving our features and making it easier for more people to adopt Expensify.
Our culture
At Expensify, our culture is deeply embedded in everything we do.
Our culture is centered on the belief that a life well lived is one that enables you to achieve the following three life goals, which we all work towards with a long-term mindset: Live Rich, Have Fun and Save The World.
We believe that there are three common qualities critical to achieving these three goals and the success of our company: Talent, Ambition and Humility
Finally, our long-term commitment to our three life goals is guided by two simple rules: Get Shit Done and Don’t Ruin It for Everyone Else.
We believe that our unique culture and our employees’ happiness and long-term commitment to Expensify is a critical component of our success.

Our competitive strengths
We believe our platform strategy, business model and culture provide us with competitive strengths that will allow us to maintain our position as a category leader for expense management and extend our leadership to improving other back-office functions.
•Hyper-focus on an improved experience for our members. Since our inception, our principal goal has been to offer a single, intuitive and powerful platform with features designed for the actual end users of expense management software: everyday employees.
•Viral, bottom-up business model. We leverage an efficient, self-service business model driven by the viral, bottom-up adoption of our platform by employees.
•Recognized market consensus and efficient word-of-mouth. Our members drive the adoption and expansion of Expensify within organizations, and our platform and business model are intensely focused on improving their everyday experience.
•Employee-centric legal structure and database design. Our platform is built on Bedrock, a proprietary and private distributed database that enables us to consolidate all members into a single database and maintain a direct legal relationship with each of them, where they own all their underlying data and control their account status. This non-partitioned, employee-owned account design underpins our success with bottom-up adoption.
•Nimble and extremely loyal team with a shared, long-term vision. Our efficient business model allows us to prioritize our resources to attract, retain and inspire a vastly more talent-dense team than our competition. We have achieved impressive levels of retention, which provides the necessary corporate patience and ambition to execute a truly massive, long-term vision.
Our growth strategies
We intend to drive the growth of our business by executing on the following strategies:
•Build new features that create additional value for existing members;
•Build new features that attract new members beyond employees who submit expenses;
•Build viral loops into our member experience that increase adoption by new customers;
•Expand and monetize transaction volume from existing and new customers;
•Promote Expensify’s culture and values;
•Continue to strengthen our market consensus;
•Expand integrations and strengthen partnerships; and
•Expand internationally.
Expensify.org
We started Expensify.org to “create a just and generous world” with the belief that doing good is good for business. In these challenging times, we believe that businesses cannot turn a blind eye to the effects of their decisions, or sit on the sidelines for the most important social issues of this generation. There can be no sustainable, profitable growth without a market that is fair, inclusive and universal. Defending, improving and expanding this market is a core responsibility of any business that intends to last as long as we do.

Risk factor summary
Our business is subject to a number of risks and uncertainties of which you should be aware before making a decision to invest in our Class A common stock. These risks are more fully described in the section titled “Risk factors” immediately following this prospectus summary. These risks include, among others, the following:
•Our quarterly and annual results of operations have fluctuated in the past and may fluctuate significantly in the future and may not meet our expectations or those of investors or securities analysts.
•We experienced rapid growth in recent periods prior to the COVID-19 pandemic, and those growth rates may not be indicative of our future growth, and we may not be able to maintain profitability.
•The COVID 19 pandemic has materially adversely affected, and may continue to materially adversely affect, our business and our ability to grow. Whether or not a result of the COVID-19 pandemic, a sustained general economic downturn, an uneven recovery, or continued instability could materially and adversely affect our business, results of operations and financial condition and growth prospects.
•Our expense management feature drives the majority of our subscriptions, and any failure of this feature to satisfy customer demands or to achieve increased market acceptance could adversely affect our business, results of operations, financial condition and growth prospects.
•If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or preferences, our platform may become less competitive.
•If we are unable to attract new customers on a cost-effective basis, convert individuals and organizations using our free basic expense management feature and trial subscriptions into paying customers, retain existing customers and expand usage within organizations, our revenue growth will be harmed.
•We may fail to accurately predict the optimal pricing strategies necessary to attract new customers, retain existing customers and respond to changing market conditions.
•We may not successfully develop or introduce new features, enhancements, integrations, capabilities and versions of our existing features that achieve market acceptance, and our business could be harmed and our revenue could suffer as a result.
•We face significant competition, the market in which we operate is rapidly evolving, and if we do not compete effectively, our results of operations and financial condition could be harmed.
•The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
•We depend on our senior management team, as well as a single professional services firm for a significant portion of our finance function, and the loss of any key employees or our outsourced finance team could adversely affect our business.
•Our failure to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information or the confidential information of our members, customers, or other third parties, would damage our reputation and brand, and substantially harm our business and results of operations.
•Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of customers may be impaired, and our business and results of operations will be harmed.

•Our culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the high employee engagement fostered by our culture, which could harm our business.
•Sales to customers outside the United States and our international operations expose us to risks inherent in international sales and operations.
•We receive, process, store and use business and personal information, which subjects us to governmental regulation and other legal obligations related to data protection and security, and our actual or perceived failure to comply with such obligations could harm our business and expose us to liability.
•If we fail to manage our technical operations infrastructure, or experience service outages, interruptions, or delays in the deployment of our platform, our results of operations may be harmed.
•The multiple class structure of our common stock and the ownership of substantially all of our LT10 and LT50 common stock by Trust Beneficiaries through the Voting Trust have the effect of concentrating voting control with the Voting Trust for the foreseeable future, which will limit your ability to influence corporate matters, including a change in control. We are controlled by the Voting Trust, whose interests may differ from those of our public stockholders. Our amended and restated certificate of incorporation also delegates significant authority to an Executive Committee.
Our corporate information
Our corporate headquarters are located at 401 SW 5th Ave, Portland, Oregon 97204. Our telephone number is (971) 365-3939. Our principal website address is www.expensify.com. The information on or accessed through our website is not incorporated in this prospectus or the registration statement of which this prospectus forms a part, and potential investors should not rely on such information in making a decision to purchase our Class A common stock in this offering.
“Expensify,” “SMARTSCAN,” the Expensify logo and other trademarks, trade names or service marks of Expensify, Inc. appearing in this prospectus are the property of Expensify, Inc. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.
Implications of being an emerging growth company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As a result:
•we are required to present only two years of audited financial statements and two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;
•we are not required to engage an auditor to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;
•we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and
•we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to disclose the correlation between executive compensation and performance and the requirement to present a comparison of our Chief Executive Officer’s compensation to our median employee compensation.
We may take advantage of these reduced reporting and other requirements until the last day of our fiscal year following the fifth anniversary of the completion of this offering, or such earlier time that we are no longer an emerging growth company. However, if certain events occur prior to the end of such five-year period, including if we have more than $1.07 billion in annual gross revenue, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have elected to adopt the reduced requirements with respect to our financial statements and the related selected financial data and Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure. As a result, the information that we provide to stockholders may be different from the information disclosed by other public companies.
The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

The offering

Class A common stock offered by us	shares.

Class A common stock offered by the selling stockholders	shares.

Option to purchase additional shares of Class A common stock offered by us	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our Class A common stock.

Option to purchase additional shares of Class A common stock offered by the selling stockholders	The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our Class A common stock.

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

LT10 common stock to be outstanding after this offering	shares.

LT50 common stock to be outstanding after this offering	shares.

Total common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Voting rights
We have three series of common stock, Class A, LT10 and LT50 common stock. The rights of holders of Class A, LT10 and LT50 common stock are identical, except for voting, transfer and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of LT10 common stock and LT50 common stock is entitled to 10 and 50 votes, respectively, and is convertible into one share of Class A common stock only upon satisfaction of certain notice and other requirements, including the applicable restricted period.
Prior to the completion of this offering, all of our outstanding shares of LT10 common stock and LT50 common stock, representing approximately              % of the combined voting power and              of the economic interest in us immediately following the completion of this offering, will be contributed by the beneficial holders of such shares (the "Trust Beneficiaries") to a new voting trust (the “Voting Trust") formed pursuant to a voting trust agreement (the “Voting Trust Agreement”) under which all decisions with respect to the voting (but not the disposition) of such shares of Class A, LT10 and LT50 common stock, as well as any other shares of any class of common stock held in the Voting Trust from time to time, will be made by the trustees of the Voting Trust (the “Trustees”) in their sole and absolute discretion, with no responsibility under the Voting Trust Agreement as stockholder, trustee or otherwise, except for his or her own individual malfeasance. See “Description of capital stock.”

Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $              million, or $              million if the underwriters exercise their option to purchase additional shares of Class A common stock in full, assuming an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders in this offering.
We currently intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We will have broad discretion in the way that we use the net proceeds of this offering. See the section titled “Use of proceeds” for additional information.

Risk factors	See “Risk factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Proposed trading symbol	“EXFY”
The number of shares of our common stock that will be outstanding immediately after this offering is based on              shares of Class A common stock (including all shares of our convertible preferred stock on an as-converted basis),              shares of LT10 common stock and              shares of LT50 common stock outstanding as of              , 2021 and excludes:
•warrants to purchase 30,000 shares of our common stock at $0.68 per share and 13,008 shares of our common stock at $5.30 per share, all of which will automatically convert into warrants to purchase an aggregate of 43,008 shares of Class A common stock upon the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class A common stock;
•              shares of              common stock issuable upon exercise of stock options outstanding as of           , 2021 granted under our              Plan, with a weighted-average exercise price of $               per share;
•              shares of Class A common stock reserved for future issuance under our              Plan; and
•              ,              and              shares of Class A, LT10 and LT50 common stock, respectively, issuable upon the vesting of restricted stock units, or RSUs, outstanding as of              , 2021.
Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:
•the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;
•the reclassification of all outstanding shares of our common stock, of which              shares were outstanding as of              , 2021, into an equivalent number of shares of our Class A common stock, which will occur in connection with the filing and effectiveness of an amendment to our current amended and restated certificate of incorporation immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus is a part;

•the completion of an exchange offer open to all of our employees and other service providers, whereby participants in the exchange offer have elected to exchange, on a one-for-one basis, an aggregate of              shares of our Class A common stock for             shares of our LT10 common stock and              shares of our LT50 common stock (the “Exchange Offer”), which will occur immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus is a part;
•the automatic conversion of all outstanding shares of our convertible preferred stock, of which              shares were outstanding as of             , 2021, into an aggregate of              shares of Class A common stock immediately prior to the completion of this offering;
•a         for       split of our common stock, which was effected on             , 2021;
•the exercise by our employees and other service providers of an aggregate of             outstanding options to purchase shares of our common stock (the "Option Exercise"), which will occur prior to the completion of the Exchange Offer;
•no exercise of any other outstanding options or warrants or settlement of outstanding RSUs referred to above; and
•no exercise by the underwriters of their option to purchase from us and the selling stockholders up to            additional shares of our Class A common stock.

Summary consolidated financial and other data
The following tables summarize our consolidated financial and other data for the periods and as of the dates indicated. The summary consolidated statements of income data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of income data for the three months ended March 31, 2020 and 2021 and our summary consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the information set forth in those consolidated financial statements. Our historical results are not necessarily indicative of the results to be expected in any future period, and the results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the full year ending December 31, 2021 or any future period. You should read this data together with our audited consolidated financial statements and related notes included elsewhere in this prospectus and the sections titled “Selected consolidated financial and other data” and “Management’s discussion and analysis of financial condition and results of operations.” Our historical results for any prior period are not necessarily indicative of our future results.

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
Consolidated statements of income:	(in thousands, except share and per share data)
Revenue	$80,460	$88,072	$21,888	$29,720
Operating expenses:
Employee and employee related	30,194	46,379	7,355	7,664
Cost of revenue, net	18,682	17,122	4,541	4,486
General and administrative	8,585	13,030	2,362	3,862
Sales and marketing	21,752	5,871	2,356	2,166
Total operating expenses	79,213	82,402	16,614	18,178
Income from operations	1,247	5,670	5,274	11,542
Interest and other expenses, net	(2,757)	(2,718)	(764)	(737)
(Loss) income before income taxes	(1,510)	2,952	4,510	10,805
Benefit (provision) for income taxes	2,751	(4,662)	(1,224)	(2,762)
Net income (loss)	$1,241	$(1,710)	$3,286	$8,043

Less: income allocated to participating securities	(1,241)	—	(2,785)	(5,547)
Net income (loss) attributable to common stockholders	$—	$(1,710)	$501	$2,496
Net income (loss) per share attributable to common stockholders:
Basic	$—	$(0.62)	$0.19	$0.85
Diluted	$—	$(0.62)	$0.15	$0.62
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders:
Basic	2,592,189	2,742,448	2,661,851	2,952,241
Diluted	2,592,189	2,742,448	3,339,646	4,057,634

Net income (loss) attributable to common stockholders		$(1,710)		$2,496
Pro forma adjustment on undistributed income allocated to participating securities(1)		—		5,547
Pro forma net income (loss) attributable to common stockholders, basic and diluted		$(1,710)		$8,043
Pro forma net income (loss) per share attributable to common stockholders:
Basic		$(0.25)		$1.12
Diluted		$(0.25)		$0.97
Weighted-average shares of common stock used to compute pro forma net income (loss) per share attributable to common stockholders:
Basic		6,945,587		7,155,380
Diluted		6,945,587		8,260,773

(1)The pro forma adjustment on undistributed income allocated to participating securities is the add back of undistributed earnings for the period allocated to convertible preferred stockholders up to the amount of the undeclared stated dividends for the period. As all convertible preferred stockholders convert to common stockholders upon the initial public offering, any undistributed earnings allocated to participating securities will not apply to the pro forma period as no participating securities exist in the pro forma.

	As of March 31, 2021
	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$41,926	$41,926
Working capital(4)	33,064	33,064
Total current assets	74,870	74,870
Total assets	98,536	98,536
Total current liabilities	41,806	41,806
Total liabilities	75,589	75,589
Convertible preferred stock, par value $0.0001; 4,203,139 shares authorized, issued and outstanding at December 31, 2019 and 2020 (aggregate liquidation preference of $24,929,457 at December 31, 2019 and 2020)	45,105	—
Accumulated deficit	(44,305)	(44,305)
Total stockholders' equity (deficit)	(22,158)	22,947

(1)The pro forma column reflects: (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 4,203,139 shares of our Class A common stock immediately prior to the completion of this offering; (ii) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of Class A common stock, which will occur in connection with the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus is a part; (iii) the completion of the Exchange Offer, pursuant to which an aggregate of           shares of our Class A common stock will be exchanged for           and            newly issued shares of our LT10 and LT50 common stock, respectively; (iv) the exercise of          outstanding stock options pursuant to the Option Exercise, which will occur prior to the completion of the Exchange Offer; and (v) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus is a part.
(2)The pro forma as adjusted column reflects: (i) the pro forma adjustments described above and (ii) the issuance and sale by us of           shares of Class A common stock in this offering at an assumed initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
(3)Each $1.00 increase or decrease in the assumed initial public offering price per share of $           , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit on a pro forma as adjusted basis by approximately $           million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares offered in this offering would increase or decrease, as applicable, each of cash and cash equivalents, working capital, total assets and total stockholders’ deficit on a pro forma as adjusted basis by approximately $          million, assuming that the initial public offering price per share remains at $          , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(4)We define working capital as current assets less current liabilities. See our audited consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.
Key business metrics and non-GAAP financial measures
We review the following key metrics and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Accordingly, we believe that these key business metrics and non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team. These key business metrics and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled metrics or measures presented by other companies.

Paid members
The following table sets forth the average number of paid members for quarters ended March 31, 2018 through March 31, 2021.

Quarter ended	Paid members (1) (in thousands)
March 31, 2018	406
June 30, 2018	448
September 30, 2018	487
December 31, 2018	536
March 31, 2019	580
June 30, 2019	626
September 30, 2019	666
December 31, 2019	719
March 31, 2020	748
June 30, 2020	641
September 30, 2020	646
December 31, 2020	662
March 31, 2021	650

(1)We define paid members as the average number of users (employees, contractors, volunteers, team members, etc.) who are billed on Collect or Control plans (as described under "Management's discussion and analysis of financial condition and results of operations") during any particular quarter.
Non-GAAP financial measures
The following table summarizes certain financial measures that are not calculated and presented in accordance with GAAP (“non-GAAP financial measures”), along with the most directly comparable GAAP measure, for each period presented below.

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands)
GAAP cost of revenue, net	$18,682	$17,122	$4,541	$4,486
Cost of revenue allocation	6,430	2,493	915	356
Non-GAAP cost of revenue	$25,112	$19,615	$5,456	$4,842

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands, except percentages)
Net income (loss)	$1,241	$(1,710)	$3,286	$8,043
Net income (loss) margin	2%	(2)%	15%	27%
Adjusted EBITDA(1)	$7,579	$26,755	$6,712	$13,422
Adjusted EBITDA margin(1)	9%	30%	31%	45%

(1)We define Adjusted EBITDA as net income (loss) excluding provision for income taxes, interest and other expenses, net, depreciation and amortization and stock based compensation. We define Adjusted EBITDA margin as Adjusted EBITDA divided by total revenue for the same period.
For additional information about our key business metrics and non-GAAP financial measures, including a reconciliation to the most directly comparable GAAP measure, please see the section titled

“Management’s discussion and analysis of financial condition and results of operations—Key business metrics and non-GAAP financial measures.”

Risk factors
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and “Management’s discussion and analysis of financial condition and results of operations,” before deciding whether to invest in our Class A common stock. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations and growth prospects.
Risks related to our business
Our quarterly and annual results of operations have fluctuated in the past and may fluctuate significantly in the future and may not meet our expectations or those of investors or securities analysts.
Our quarterly and annual results of operations, including the levels of our revenue, deferred revenue, working capital and cash flows, have varied significantly in the past and may vary significantly in the future, such that period-to-period comparisons of our results of operations may not be meaningful. Our quarterly and annual financial results may fluctuate due to a variety of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:
•the level of demand across our platform and for individual features within our platform;
•our ability to grow or maintain our gross logo retention rate and net seat retention rate (each as described under the section titled "Management's discussion and analysis of financial condition and results of operations—Key factors affecting our performance—Retaining existing customers"), expand usage within organizations, retain and increase sales to existing customers and attract new members and customers;
•our ability to convert individuals and organizations using our free features or trial subscriptions into paying customers;
•our ability to predictably generate revenue through marketing and sales efforts;
•the timing and success of new features, integrations, capabilities and enhancements by us to our platform, or by our competitors to their products, or any other changes in the competitive landscape of our market;
•our ability to grow and maintain our relationships and/or integrations with our network of third-party partners, including integration partners, channel partners and professional service partners;
•our ability to regulate members and member interactions on an increasingly collaborative platform;
•our ability to grow revenue share and customer referrals from our partner ecosystem;
•our ability to attract new customers and retain existing customers;
•the success of our customers’ businesses;
•our ability to achieve widespread acceptance and use of our platform and features, including the Expensify Card and any new features we may introduce;
•our ability to retain customers on annual subscriptions;

•our ability to maintain and improve employee efficiency, and our ability to manage third party, outsourced or open source workers to provide value-added services like receipt processing, customer support and engineering;
•errors in our forecasting of the demand for our platform and features, which would lead to lower revenue, increased costs, or both;
•the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that we may incur to maintain and expand our business and operations and to remain competitive;
•the timing of expenses and recognition of revenue;
•actual or perceived security breaches, technical difficulties, or interruptions to our platform and features;
•pricing pressure as a result of competition or otherwise;
•ineffective pricing strategies that could limit customer base expansion, revenue growth and subscription renewals;
•adverse litigation judgments, other dispute-related settlement payments, or other litigation-related costs;
•the number of new employees hired;
•the timing of the grant or vesting of equity awards to employees, directors, or consultants;
•declines in the values of foreign currencies relative to the U.S. dollar;
•changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;
•legal and regulatory compliance costs in new and existing markets;
•costs and timing of expenses related to the potential acquisition of talent, technologies, businesses or intellectual property, and their integration, including potentially significant amortization costs and possible write-downs;
•health epidemics, such as the COVID-19 pandemic, or other conditions that impact travel and business spending; and
•general economic and market conditions in either domestic or international markets, including geopolitical uncertainty and instability and their effects on software spending.
Any one or more of the factors above may result in significant fluctuations in our quarterly and annual results of operations, which may negatively impact the trading price of our Class A common stock. You should not rely on our past results as an indicator of our future performance.
The variability and unpredictability of our quarterly and annual results of operations or other operating metrics could result in our failure to meet our expectations or those of investors or analysts with respect to revenue or other metrics for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the trading price of our Class A common stock would fall, and we would face costly litigation, including securities class action lawsuits.
We experienced rapid growth in recent periods prior to the COVID-19 pandemic, and those growth rates may not be indicative of our future growth, and we may not be able to maintain profitability.
We experienced rapid growth in recent periods prior to the COVID-19 pandemic. Our business has been impacted by the COVID-19 pandemic, with declines in revenue and paid members due to government-imposed lock-downs, a decrease in business travel and other expense-generating activity, and SMBs downsizing or going out of business, among other things. While we have seen an increase in paid members and improvements in revenue since the low point of the pandemic, our growth rate may not return to pre-pandemic levels. Even if our revenue and paid members continue to increase in the near term, we expect that our growth rate will decline as a result of a variety of factors, including the maturation of our business. Further, as we operate in a new and rapidly changing category of preaccounting software, widespread acceptance and use of our platform and features, particularly our expense management feature, is critical to our future growth and success. We believe our growth depends on a number of factors, including, but not limited to, our ability to:
•attract new individuals and organizations to use our features, particularly our expense management feature;
•convert individuals and organizations using our free features or trial subscriptions into paying customers;
•grow or maintain our gross logo retention rate and net seat retention rate, and expand usage within organizations;
•price our subscription plans effectively and competitively;
•retain our existing individual and organizational customers;
•achieve widespread acceptance and use of our platform and features, including in markets outside of the United States;
•continue to successfully advance our bottom-up sales strategy as well as strategic relationships with our channel partners;
•continue to maintain and build a platform and brand that drives word of mouth exposure to new potential members;
•grow or maintain our brand through marketing, advertising campaigns, partnerships and other methods;
•gain member traction for and generate revenue from our new features and services;
•grow or maintain current levels of consideration from a vendor and/or fees generated through transaction-based features;
•expand the features and capabilities of our platform and features;
•provide excellent customer experience and customer support;
•maintain the security and reliability of our platform and features;
•maintain the trust of our customers;
•successfully compete against established companies and new market entrants, as well as existing software tools;
•successfully respond to other competitive challenges in the United States and globally;
•attract, hire and retain highly skilled personnel;
•weather the impact of the COVID-19 pandemic and the end of the COVID-19 pandemic on our business;
•obtain, expand, maintain, enforce and protect our intellectual property portfolio;
•operate as a public company;

•grow our member and customer base in new countries and/or markets, and increase awareness of our brand on a global basis; and
•obtain and maintain compliance and licenses material to our current and future businesses, and comply with existing and new applicable laws and regulations including in markets outside of the United States.
If we are unable to accomplish these tasks, our growth, including our revenue growth, would be harmed. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations, and financial condition will be harmed, and we may not be able to maintain profitability.
The COVID-19 pandemic has materially adversely affected, and may continue to materially adversely affect, our business and our ability to grow. Whether or not a result of the COVID-19 pandemic, a sustained general economic downturn, an uneven recovery, or continued instability could materially and adversely affect our business, results of operations, financial condition and growth prospects.
The COVID-19 pandemic and the measures attempting to contain and control its spread have significantly curtailed the movement of people, goods and services worldwide. The effects of the COVID-19 pandemic, including stay at home, business closure and other restrictive orders, and the resulting changes in business and consumer expenditures and other behaviors, have disrupted our business and impacted our employees, partners, third-party service providers and customers.
In particular, conditions caused by the COVID-19 pandemic such as economic instability, remote work and travel restrictions have negatively affected demand for our platform as employees incurred fewer work- and travel-related expenses and submitted fewer expense reimbursement requests to their employers, and as SMBs downsized or went out of business. As a result of the COVID-19 pandemic, we have experienced a decline in paid members and subscription revenue, with our revenue declining from approximately $21.9 million in the quarter ended March 31, 2020 to approximately $18.8 million in the quarter ended June 30, 2020, as well as reduced customer spend as customers have streamlined travel and other expenses, delayed expanding subscriptions and laid off or furloughed workers. After a steady increase in paid members over multiple years prior to the COVID-19 pandemic, the number of paid members on our platform declined 14% from 748,000 in the quarter ended March 31, 2020 to 641,000 in the quarter ended June 30, 2020 and has remained near this level through the quarter ended March 31, 2021. Our activity is still recovering from May 2020 as the United States and certain other parts of the world continue to rebound from the COVID-19 pandemic. The amount of expenses incurred by the paid members remaining on our platform has also declined. In 2019 and 2020, our annual gross logo retention was 88% and 86%, respectively. In 2019 and 2020, our net seat retention was 119% and 98%, respectively. The COVID-19 pandemic impacted both our annual gross logo retention and our net seat retention as many of our customers ceased (or paused) operations, and scaled back usage of our platform as their business travel and other expenses declined as a result of the factors stated above. In addition, we launched the Expensify Card shortly prior to the outbreak of the COVID-19 pandemic, and this product launch has been negatively impacted by the effects of this pandemic with the decline in volume of expenses and potential customers' reluctance to adopt a new card in this unusual environment. If conditions caused by the COVID-19 pandemic continue, our business, results of operations, financial condition and growth prospects will be materially adversely affected. In addition, to the extent the ongoing COVID-19 pandemic continues to adversely affect our business and our ability to grow, it may also heighten many of the other risks and uncertainties described in this “Risk factors” section.
The COVID-19 pandemic has caused an economic downturn in many markets and heightened uncertainty in the global economy. Our business depends on the economic health of our current and prospective customers and the overall state of the economy. Declining levels of economic activity may lead to declines in business spending, declines in the number of paid monthly members of our platform and fewer transactions for which our platform may be used, which may result in decreased revenue for us. Further, our customers may change their company policies to limit expense reimbursement in response to a deterioration or continued uncertainty in the economy. Uncertainty or continued economic impacts from the pandemic may also cause prospective or existing customers to defer investment or expansion in their businesses. As of December 31, 2020, businesses with fewer than 1,000 employees accounted for over 95% of our customers by revenue, and we focus our product, marketing and sales efforts on these businesses, including SMBs. Many very small businesses (“VSBs”) and SMBs experienced substantial revenue and cash liquidity declines in the early months of the pandemic, and there were high observed rates of small business failures. Uncertain and adverse economic conditions also have led to increased requests for, and may lead to, increased refunds and chargebacks. We expect the COVID-19 pandemic and related impacts on the global economy to continue to affect our results of operations in future periods, and our member base may not return to pre-pandemic levels.
The degree to which the COVID-19 pandemic will continue to affect our business will depend on future developments that are highly uncertain and cannot currently be predicted. These developments include, but are not limited to, the duration, extent and severity of the pandemic; actions taken to contain the COVID-19 pandemic, including the development, approval, production, distribution and administration of vaccines, and the public’s perception of the safety of vaccines and their willingness to receive them; rising infection rates and the emergence of new variants; the ultimate societal impact of the pandemic and any lasting changes in business and consumer behavior, including with respect to remote work, business travel and business expense spending and reimbursement; the duration and nature of pandemic-related restrictions on economic activity and domestic and international trade; and the extent of the impact of these and other factors on our employees, partners, third-party service providers and customers. We cannot predict whether, when and to what extent pre-pandemic business SaaS spending, employee business expense spending and submission, and pre-pandemic ways of working will return, including whether demand for expense management products will return to pre-pandemic levels.
In response to the COVID-19 pandemic, we have taken a number of actions that have impacted and continue to impact our business and which could negatively impact our culture, our marketing initiatives, our expansion efforts and our ability to retain and recruit employees across the organization. For example, we reduced our 2020 marketing spend in response to the COVID-19 pandemic. Travel is an important part of our business and our culture, and prior to the COVID-19 pandemic, we hosted global conferences and an annual “Offshore” trip for our employees. We have a distributed workforce, and many of our employees were accustomed to traveling frequently prior to the pandemic to establish and maintain relationships with each other and with our customers, members, business partners, vendors and others. Prior to the pandemic, we began to transition our offices to co-working spaces, which we call lounges, with the goal of creating flexible workspaces that can be shared by Expensify employees and certain Expensify members. This initiative has been disrupted by the pandemic, and it is unclear when, and if, members will have access to these co-working spaces and whether they will be successful in the post-pandemic business climate. While we expect to return to offering our employees, and possibly others, the option to work from our lounges, we expect there to be an increase in sustained remote work as a result of the COVID-19 pandemic. If we must continue to limit or suspend travel, use of our lounges, and in-person business on a long-term basis, our culture, marketing initiatives, expansion efforts and ability to recruit and retain employees could be negatively affected.
To the extent there is a sustained general economic downturn, whether or not related to the COVID-19 pandemic, our customers may become more price-sensitive, our platform may be perceived by customers and potential customers as too costly, and our revenue may be disproportionately affected by delays or reductions in general business spending. Our VSB and SMB customers may be more susceptible to general economic conditions than larger businesses, which may have greater liquidity and access to capital. Competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering their prices and attempting to lure away our customers. Many of our larger competitors currently focus their product offerings on larger customers who may be less susceptible to general economic conditions, whether or not related to the COVID-19 pandemic. As a result, our larger competitors may be better positioned than we are to increase their market share with businesses of all sizes. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our platform offerings. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations and financial condition could be materially and adversely affected.
Our expense management feature drives the majority of our subscriptions, and any failure of this feature to satisfy customer demands or to achieve increased market acceptance could adversely affect our business, results of operations, financial condition and growth prospects.
A majority of our subscriptions are driven by bottom-up adoption related to our expense management feature. Although we have added, and expect to continue to add, new features to expand our offerings, and all of our features are accessible under a single subscription, at least in the near term, we expect our expense management feature to continue to drive the majority of our subscriptions. As a result, market acceptance of our expense management feature is critical to our success. Demand for our expense management feature, as well as our other features, is affected by a number of factors, many of which are beyond our control, such as the adoption of our features by new and existing customers; the timing of development and release of upgraded or new features on our platform; products and services introduced or upgraded by our competitors or partners; our ability to determine optimal pricing for our platform, including in international markets; pricing offered by our competitors; technological change; and growth or contraction in our addressable market. We recently increased our subscription prices, and we do not know if these price increases will adversely affect our business. If we are unable to meet customer demand for our expense management feature; do not price our subscriptions optimally or make changes to our subscription or pricing models that are not accepted by the market; or fail to convert members of our free expense management feature or trial subscriptions to paying subscribers, our business, results of operations, financial condition and growth prospects will suffer.
If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or preferences, our platform may become less competitive.
The software industry is subject to rapid technological change, evolving industry standards and practices and changing customer needs and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes by continually modifying and enhancing our features to keep pace with changes in hardware systems and software applications, database technology and evolving technical standards and interfaces on a timely basis. If we are unable to develop and market new technology, features and functionality for our platform that keep pace with rapid technological and industry change and satisfy our customers, our revenue and operating results could be adversely affected. If new technologies emerge that deliver competitive products at lower prices, more efficiently, more conveniently, or more securely, it could adversely impact our ability to compete.
Our platform must also integrate with a variety of network, hardware, mobile and software platforms and technologies. We need to continuously modify and enhance our platform to adapt to changes and innovation in these technologies. This development effort may require significant engineering, marketing and sales resources, all of which would affect our business and operating results. Any failure of our platform to operate effectively with future technologies could reduce the demand for our platform. If we are unable to respond to these changes in a cost effective manner, our platform may become less marketable and less competitive or obsolete, and our operating results may be negatively affected.
If we are unable to attract new customers on a cost-effective basis, convert individuals and organizations using our free basic expense management feature and trial subscriptions into paying customers, retain existing customers and expand usage within organizations, our revenue growth will be harmed.
To increase our revenue, we must increase our customer base through various methods, including but not limited to, retaining existing customers, adding new customers, converting individuals and organizations using our free basic expense management feature and trial subscriptions into paying customers, and expanding usage within organizations. Our business is subscription-based, with monthly and annual subscriptions, and customers are not obligated to and may not renew their subscriptions after their existing subscriptions expire.
One of our primary marketing strategies is to offer a free basic version of our expense management feature to individuals within organizations. We rely on these individuals to expose others within their organizations to our platform and features and to convince those individuals to become new members, which could eventually lead to the engagement of the organization or individuals or departments within the organization as paying customers. To encourage viral adoption, we offer viral features that are free and accessible without a paid subscription, and we also offer time-limited trial subscriptions. We believe these free basic features and trial subscriptions promote brand awareness and organic adoption of our platform. While our viral model means that employees or contractors often introduce Expensify into SMBs, companies subscribe and pay for the majority of our paid members. To the extent that increasing numbers of these individuals and organizations who utilize the free aspects of our platform do not become, or lead others to become, paying customers, we will not realize the intended benefits of these marketing strategies, we will continue to pay the costs associated with hosting such free basic features and trial subscriptions, our ability to grow our business will be harmed, and our business, results of operations and financial condition will suffer.
While we experienced significant growth in the number of our customers prior to the COVID-19 pandemic, we do not know whether we will continue to achieve similar customer growth rates in the future. The COVID-19 pandemic significantly impacted the number of our paid members, and our member base has not recovered and may never recover. Numerous factors may impede our ability to attract new customers, convert individuals and organizations using our free basic features and trial subscriptions into paying customers, expand usage within organizations, increase use of our other features such as the Expensify Card and gain new subscriptions, including but not limited to, the continuing impacts of the COVID-19 pandemic; failure to retain and motivate our personnel; failure to establish, maintain or expand relationships with channel and integration partners; failure to compete effectively against alternative products or services; our ability to determine optimal pricing for our subscriptions, including in international markets; failure to successfully deploy new features and integrations; failure to provide a quality customer experience and customer support; or failure to ensure the effectiveness of our “bottom-up” sales approach and other marketing programs. Channel partnerships are also an important aspect of our growth strategy, and we will need to maintain our partnerships with existing channel partners and identify and attract new channel partners in order to maintain the effectiveness of this strategy. Moreover, we believe that many of our new customers originate from word-of-mouth and other non-paid referrals from existing customers, so we must ensure that our existing customers remain loyal to our platform in order to continue receiving those referrals.
Our business is subscription-based, and customers are not obligated to and may not renew their subscriptions after their existing subscriptions expire. We cannot ensure that customers will renew subscriptions with the same or greater number of members or for the same level of subscription plan or that they will upgrade to use features such as bi-directional accounting sync and invoicing features or the Expensify Card. Customers may or may not renew their subscriptions as a result of a number of factors, including their satisfaction or dissatisfaction with our platform; changes we may implement in our pricing or structure, such as the pricing change implemented in May 2020; the pricing or capabilities of the products and services offered by our competitors; the effects of general economic conditions; or customers’ budgetary constraints. If customers do not renew their subscriptions, renew on less favorable terms, or fail to add members, or if we fail to convert individuals and organizations into paying members, or expand the adoption of our platform within their organizations, our revenue may decline or grow less quickly than anticipated, which would harm our business, results of operations and financial condition. Our future success also depends in part on our ability to provide additional features to attract new members at existing customers, as well as increase transaction monetization from the Expensify Card. If our efforts to do so are not successful, our revenue may decline or grow less quickly than anticipated, which would harm our business, results of operations and financial condition.

We may fail to accurately predict the optimal pricing strategies necessary to attract new customers, retain existing customers and respond to changing market conditions.
We have in the past, and may in the future, need to change our pricing model from time to time. As the market for our platform matures, or as competitors introduce new solutions that compete with ours, we may be unable to attract new customers at the same prices or based on the same pricing models that we have used historically. While we do and will attempt to set prices based on our prior experiences and customer feedback, our assessments may not be accurate and we could be underpricing or overpricing our platform. In addition, if the offerings on our platform change, then we may need to revise our pricing strategies. Any such changes to our pricing strategies or our ability to efficiently price our offerings could adversely affect our business, operating results and financial condition. Pricing pressures and decisions could result in reduced sales, reduced margins, losses or the failure of our platform to achieve or maintain more widespread market acceptance, any of which could negatively impact our overall business, operating results and financial condition. Moreover, the organizations which we target may demand substantial price concessions. As a result, we may be required to price below our targets in the future, which could adversely affect our revenue, profitability, cash flows and financial condition.
We may not successfully develop or introduce new features, enhancements, integrations, capabilities and versions of our existing features that achieve market acceptance, and our business could be harmed and our revenue could suffer as a result.
Our ability to attract new customers and increase revenue from existing customers depends in large part upon the successful development, introduction and customer acceptance of new features, enhancements, integrations, capabilities and versions of our existing features. If we are unable to expand our platform offerings in a manner that increases retention of existing customers and attracts new customers, our customers could migrate to competitors who may offer a broader or more attractive range of products and services. Unexpected delays in releasing new or enhanced features or versions of our features, or errors following their release, could result in loss of sales, delay in market acceptance of our features, or customer claims against us, any of which could harm our business. The success of any new feature, enhancement, integration, capability or version depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies, proper marketing of the feature and market acceptance. For example, growth from Expensify Card, which we introduced in 2020, has taken longer than anticipated due to the impact of the COVID-19 pandemic, and there can be no assurance that it will reach the level of customer adoption that it was designed to achieve. We may not be able to develop new features successfully or to introduce and gain market acceptance of new features in a timely manner, or at all.
The successful development, introduction and customer acceptance of new features, enhancements, integrations, capabilities and versions of our existing features is costly and time-consuming, and our business could be harmed if we fail to deliver new features, enhancements, integrations, capabilities and versions of our existing features that meet customer needs on a timely and cost effective basis.
For example, we are developing an open-source financial group chat optimized for financial conversations, designed to be used both in and outside of work, and maintained by a community of open source developers. We expect our open-source offering to be a complete rewrite of the Expensify front end, built on a new React Native platform that uses the same codebase across iOS, Android, web and desktop. Although we see this direction as a natural next step in our long-term product vision, we have not developed an open-source financial group chat (or similar feature) before, and it may not meet customer needs, gain member traction or generate revenue sufficient to offset the costs of development, which could harm our business.
We face significant competition, the market in which we operate is rapidly evolving, and if we do not compete effectively, our results of operations and financial condition could be harmed.
We face significant competitive challenges from do-it-yourself approaches as well as companies that provide traditional horizontal platform solutions with expense management features, corporate card providers and niche expense management solutions. Traditional do-it-yourself approaches (for example, using spreadsheets, email, messaging and legacy project management tools) are people-intensive and involve internal personnel manually performing expense management processes. Many businesses using do-it-yourself approaches believe that these manual processes are adequate and may be unaware that Expensify can replace several expensive, disconnected services with one fully connected preaccounting platform for a fraction of the cost, resulting in an inertia that can be difficult to overcome. It is difficult to predict adoption rates and demand for our platform, the future growth rate and size of the market for expense management and other preaccounting products, or the entry of competitive offerings. The expansion of the expense management and other preaccounting products market depends on a number of factors, including the cost, performance and perceived value associated with these solutions. If expense management and other preaccounting solutions do not achieve widespread adoption, or there is a reduction in demand for expense management and other preaccounting products caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending, or otherwise, it could result in decreased revenue, and our business, results of operations and financial condition would be adversely affected.
In addition, there are a number of competing companies that provide traditional horizontal platform solutions with expense management features, some of which have substantially greater revenue, personnel and other resources than we do, such as Intuit, Oracle Corporation (NetSuite), SAP AG (Concur) and Workday. These firms have historically targeted primarily large enterprise customers, but many of them also market to SMBs in search of growth in revenue or market share. We also face competition from a growing number of other businesses offering expense management solutions and corporate cards, including Bento, Brex, Divvy, Emburse (Certify, Abacus and Nexonia), Expensya, Fyle, Happay, Pleo, Ramp, Spendesk, TravelBank, Webexpenses and Zoho Expense. Our smaller competitors who currently focus their product offerings on SMBs may be better positioned than larger competitors to increase their market share with SMBs, whether by competing based on price, service, or otherwise. Increased competition may impact our ability to add new customers at the rates we have historically achieved. Additionally, competition may increase in the future from new market entrants. With the introduction of new technologies and the entry of new companies into the market, we expect competition to persist and intensify. This could harm our ability to increase our customer base, maintain subscription renewals and maintain our prices.
Additionally, it is possible that large enterprises with substantial resources that operate in adjacent accounting, finance or compliance verticals may decide to pursue expense management automation and become immediate, significant competitors. Merger and acquisition activity in the technology industry could increase the likelihood that we compete with other large technology companies. Many of our existing competitors have, and our potential competitors could have, substantial competitive advantages such as greater name recognition, longer operating histories, larger sales and marketing budgets and resources, greater customer support resources, lower labor and development costs, larger and more mature intellectual property portfolios and substantially greater financial, technical and other resources. Some of our larger competitors also have substantially broader product lines and market focus and will therefore not be as susceptible to downturns in a particular market. Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors, or continuing market consolidation. New startup companies that innovate, and large companies that are making significant investments in research and development, may invent similar or superior products and technologies that compete with our platform, including the addition of “bottom up” adoption features. Some of our larger competitors use broader product offerings to compete, including by selling at zero or negative margins, by bundling their product, or by closing access to their technology platforms. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Furthermore, potential customers may be more willing to incrementally add solutions to their existing infrastructure from competitors than to replace their existing infrastructure with our platform. These competitive pressures in our market, or our failure to compete effectively, may result in price reductions, fewer new customers, lower revenue and loss of market share. Any failure to successfully and effectively compete with current or future competitors could cause us to lose business and harm our revenue growth, business, results of operations and financial condition.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Our addressable market depends on a number of factors, including businesses’ desire to differentiate themselves, integration and channel partnership opportunities, changes in the competitive landscape, technological changes, data security or privacy concerns, customer budgetary constraints, changes in business practices, changes in the regulatory environment, our ability to develop and introduce new features, enhancements, integrations, capabilities and versions of our existing features and changes in economic conditions. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate, and our ability to produce accurate estimates and forecasts may be further impacted by the impacts and uncertainties associated with the COVID-19 pandemic. Our competitors may develop and offer features that our customers want and that our platform does not provide. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of customers covered by our market opportunity estimates will become paying members of our platform at all or generate any particular level of revenue for us. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow for a variety of reasons, including competition in our industry.
Payments and other financial services-related laws and regulations and government oversight are material to our business. Our failure to comply with such laws and regulations could materially harm our business and can subject us to criminal and civil liability.
The local, state, and federal laws, rules, regulations, licensing and other authorization schemes, and industry standards that govern our business, including our payment services, include, or may in the future include, those relating to banking, invoicing, cross-border and domestic money transmission, foreign exchange, payments services (such as payment processing and settlement services), anti-money laundering, combating terrorist financing, escheatment, U.S. and international sanctions regimes, and compliance with the Payment Card Industry Data Security Standard (PCI-DSS), a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data. These laws, rules, regulations, licensing and other authorization schemes, and industry standards are administered and enforced by multiple authorities and governing bodies in the United States, including but not limited to the U.S. Department of the Treasury, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, Office of Foreign Assets Control, self-regulatory organizations, and numerous state and local governmental and regulatory authorities. Any failure or perceived failure to comply with existing or new laws and regulations, or orders of any governmental authority, including changes to or expansion of their interpretations, may subject us to significant fines, penalties, criminal and civil lawsuits, forfeiture of significant assets, enforcement actions in one or more jurisdictions, result in additional compliance and licensure requirements, and increased regulatory scrutiny of our business. In addition, we may be forced to restrict or change our operations or business practices, make product changes, or delay planned product launches or improvements. Any of the foregoing could materially adversely affect our brand, reputation, business, results of operations, and financial condition.
Expensify Payments LLC (“Expensify Payments”) is a licensed money transmitter (or its equivalent) in various U.S. states and territories and is in the process of obtaining money transmission licenses in a number of states and territories. As a licensed money transmitter, Expensify Payments, its ultimate beneficial owners, and its control persons are subject to a range of restrictions and ongoing compliance obligations under the money transmitter statutes (or their equivalent) administered by the banking departments (or their equivalent) of the various U.S. states and territories where it is licensed, including requirements with respect to the investment of customer funds, financial recordkeeping and reporting, reconciliation of customer funds, bonding, minimum capital, minimum net worth, disclosure, and inspection by regulatory authorities concerning various aspects of its business. In a number of cases, evaluation of our compliance efforts, as well as questions of whether and to what extent our activities in connection with the provision of certain products and services (both current and historical) are considered money transmission, are matters of regulatory interpretation and could change over time. In the past, regulators have identified violations or alleged violations of certain statutory and regulatory requirements, and we have been subject to fines and other penalties by state regulatory authorities due to their interpretation and application of their respective state money transmitter regime to our activities. In the future, as a result of the laws and regulations applicable to us and our business, we could be subject to investigations, inspections, examinations, and supervision, and resulting liability, including governmental fines, restrictions on our business, or other similar enforcement actions, and we could be forced to cease conducting certain aspects of our business with residents of certain jurisdictions, be forced to change our business practices in certain jurisdictions, or be required to obtain additional licenses, regulatory approvals, or other similar authorizations. We cannot make any assurances that we will be able to obtain or maintain any such licenses, regulatory approvals, and other similar authorizations, and there could be substantial costs and potential product changes involved in obtaining and maintaining any such licenses, approvals, or other similar authorizations, which could have a material adverse effect on our business. In addition, there are substantial costs and potential product changes involved in maintaining and renewing any licenses, regulatory approvals, and other similar authorizations, and we could be subject to fines or other enforcement action if we are found to violate disclosure, reporting, anti-money laundering, capitalization, net worth, corporate governance, or other requirements applicable to us, including those required in connection with maintaining such licenses, approvals, or authorizations. These factors could impose substantial additional costs on us, involve considerable delay to the development or provision of our products or services to our customers, require significant and costly operational changes, or prevent us from providing our products or services in any given market.
Governmental and regulatory bodies and authorities may also impose new or additional requirements on our business or issue or promulgate new laws, regulations, or rules applicable to persons engaged in money transmission that adversely affect our business, including those that:
•prohibit, restrict, and/or impose taxes or fees on money transmission transactions in, to or from certain countries or with certain governments, individuals, or entities;
•impose additional customer identification and customer due diligence requirements;
•impose additional reporting or recordkeeping requirements, or require enhanced transaction monitoring;
•limit the types of entities capable of providing money transmission services, or impose additional licensing or registration requirements;
•impose minimum capital or other financial requirements;
•limit or restrict the revenue that may be generated from money transmission, including revenue from interest earned on customer funds, transaction fees, and revenue derived from foreign exchange;
•require enhanced disclosures to our money transmission customers;
•require the principal amount of money transmission originated in a country to be invested in that country or held in trust until paid;
•limit the number or principal amount of money transmission transactions that may be sent to or from a jurisdiction, whether by an individual or in the aggregate;

•restrict or limit our ability to process transactions using centralized databases, for example, by requiring that transactions be processed using a database maintained in a particular country or region; or
•impose other requirements in furtherance of their missions.
We depend on our senior management team, as well as a single professional services firm for a significant portion of our finance function, and the loss of any key employees or our outsourced finance team could adversely affect our business.
Our success depends largely upon the continued services of our key executive officers and employees, including our founder and CEO, David Barrett. We also rely on our leadership team in the areas of research and development, marketing, sales, services and general and administrative functions, and on mission-critical individual contributors in research and development. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business.
In addition, we depend on a single professional services firm for a significant portion of our finance function. If we lose the services of this outsourced finance team for any reason, our ability to complete key accounting processes and reviews and provide timely and accurate financial reporting could be seriously harmed, and we could experience material weaknesses in our disclosure controls and procedures and our internal control over financial reporting. In addition, we may be unable to retain a new outside professional services firm or expand the size and expertise of our internal accounting team sufficiently and quickly enough to implement the processes and reviews necessary to ensure that material misstatements do not occur, which could seriously harm our business. Any failure to provide timely and accurate financial reporting or to maintain effective disclosure controls and internal control over financial reporting could harm our business, results of operations and financial condition, and could cause investors to lose confidence in our financial reports and our financial reporting generally, which could cause a decline in the trading price of our Class A common stock.
We rely on a single third-party vendor, issuing bank and card network for our Expensify Card, and if we lose any of these services, our business, results of operations, financial condition and growth prospects could be harmed.
The Expensify Card is an important element of our growth strategy, and we believe that, over time, the Expensify Card will be a prominent corporate card solution for SMBs in our core markets. We rely on a single third-party vendor, Marqeta, Inc. ("Marqeta"), for the Expensify Card, who also manages the relationship with the card's issuing bank, Sutton Bank, and the card network, Visa. In the year ended December 31, 2020 and the three months ended March 31, 2021, consideration from this vendor representing monetized Expensify Card activities reduced our cost of revenue by more than $1.0 million and $0.5 million, respectively. Our agreement with Marqeta has a three year term, expiring in June 2022 and automatically renews annually thereafter unless either party provides 90 days' notice prior to renewal. In addition to standard termination for cause provisions, either party can terminate without cause upon 180 days' notice, and under certain circumstances Marqeta may terminate with reduced or no notice, including if required to do so by the issuing bank or any regulator with jurisdiction over the issuing bank or Marqeta, or in the event of that we issue cards outside of approved use cases. In the event of termination or expiration of the agreement with Marqeta, we have the right to request Marqeta's assistance in transitioning to a new vendor, and during the transition period the agreement will continue on the same terms. If such transition is not successful, or if we otherwise lose our Expensify Card vendor, issuing bank or card network for any reason, we could experience service interruptions as well as delays and additional expenses, and we may be unable to replace these services on competitive terms, or at all, which could harm our business, results of operations, financial condition and growth prospects.

Our failure to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information or the confidential information of our members, customers, or other third parties, would damage our reputation and brand, and substantially harm our business and results of operations.
Breaches of our security measures or those of our customers, partners or third-party service providers, or other cyber security incidents, could result in intentional or accidental unauthorized access to our or our customers’ or partners’ sites, networks, systems and accounts; unauthorized access to, and misappropriation or disclosure of, individuals’ personal information or other confidential or proprietary information of ourselves, our customers or partners, or other third parties; viruses, worms, spyware, ransomware, or other malware being served from our platform, mobile application, networks, or systems, including as a result of supply chain attacks; deletion or modification of content or the display of unauthorized content on our platform; interruption, disruption, or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, and response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or risk of loss, litigation, regulatory action and other potential liabilities. If any of these intentional or accidental breaches of security should occur, we cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Additionally, if any of these breaches occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches. Actual or anticipated security breaches or attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. Additionally, many of our employees and our service providers work remotely and during the COVID-19 pandemic, most of our employees and service providers have worked and are continuing to work remotely. As a result, we may be more vulnerable to cybersecurity-related events such as phishing attacks and other security challenges. Many companies that provide cloud based services have reported a significant increase in cyberattack activity since the beginning of the COVID-19 pandemic. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also be subject to vulnerabilities or experience security breaches or incidents that may remain undetected for an extended period. These events threaten the performance, reliability, security and availability of our platform. Any computer malware, viruses, computer hacking, fraudulent use attempts, phishing attacks, or other data security breaches to our systems could, among other things, harm our reputation and our ability to retain existing customers and attract new customers.
Our customers provide us with information that our systems store, some of which is confidential information about them or their financial transactions. In addition, we store personal information about our employees and, to a lesser extent, those who purchase products or services from our customers. Even though we have security systems and information technology infrastructure designed to protect against unauthorized access to such information, our efforts to address these threats may not always be successful. Any actual or perceived compromise or breach of our security measures, or those of our customers, partners or third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations and financial condition. In addition, the insurance we maintain may be insufficient to cover our losses resulting from disasters, cyber-attacks, or other business interruptions, and any incidents may result in loss of, or increased costs of, such insurance. Our disaster recovery plan may not be sufficient to address all aspects or any unanticipated consequence or incident. We continue to devote significant resources to protect against security breaches, and we may need to devote significant resources in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.
Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of customers may be impaired, and our business and results of operations will be harmed.
We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the “Expensify” brand is critical to expanding our customer base and establishing and maintaining relationships with partners. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts, our ability to ensure that our platform remains high-quality, reliable, useful and competitively priced, the quality and perceived value of our platform, our ability to successfully differentiate our platform and features from those of our competitors and the ability of our customers to achieve successful results by using our platform and features. Maintaining and enhancing our brand may require us to make substantial investments not just in our core expense management service but also in newer features, such as our travel concierge services, and to make substantial investments in foreign markets, and these investments may not be successful. We also plan to enhance our brand and drive interest in our overall platform by introducing certain consumer-focused features, which may not be successful. Substantial advertising expenditures may be required to maintain and enhance our brand, which may not prove successful. Advertising and other brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. Additionally, there could be a negative reaction to certain advertising campaigns and values-based activity and communications. If we fail to promote and maintain the “Expensify” brand, or if we incur excessive expenses in this effort, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts or to achieve the widespread brand awareness that is critical for broad customer adoption of our platform and features. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become more difficult and expensive.
We expect to continue to make substantial investments and expenditures related to the growth of our business.
To improve the scalability, security, efficiency and failover aspects of our features, and to support our ongoing efforts to expand and enhance our platform and our business, we are continually updating our software and content and investing in the development, introduction and customer acceptance of new features, enhancements, integrations, capabilities and versions of our existing features. Additionally, we will need to continue to make substantial investments and expenditures to, among other things:
•hire new and retain existing employees;
•maintain, expand, update and improve our infrastructure;
•expand our sales and marketing activities, including to obtain channel partners and to expand our SMB and consumer advertising;
•expand our operations across multiple geographies;
•operate as a public company; and
•pay for increasing costs associated with our general and administrative organization.
We may also review or revise our software architecture as we grow, which may require significant resources and investments. For example, we are developing an open-source financial group chat optimized for financial conversations, designed to be used both in and outside of work, and maintained by a community of open source developers. We expect our open-source offering to be a complete rewrite of the Expensify front end, built on a new React Native platform that uses the same codebase across iOS,

Android, web and desktop. There can be no assurance that this direction will achieve customer acceptance or that we will realize the anticipated return on our investment.
If we experience increasing demand for our features, we may not be able to augment our infrastructure quickly enough to accommodate this demand, which may limit our growth or cause disruptions, outages and other performance problems that could lead to financial liabilities or affect our brand and reputation. If our subscription sales decrease, certain of our fixed costs, such as for capital equipment, may make it difficult for us to adjust our expenses downward quickly.
Our business is substantially dependent upon the continued development of the market for, and acceptance of, cloud based software features.
We have derived, and expect to continue to derive, substantially all of our revenue from the sale of subscriptions for our cloud based platform. The market for cloud based software is not as mature as the market for on premises software applications. We do not know whether the trend of adoption of cloud based software that we have experienced in the past will continue in the future, and the adoption rate of cloud based software may be slower at companies in industries with heightened data security interests or sensitivity to communication network slowdowns or outages. Additionally, international acceptance of cloud-based software varies by country, and is limited in certain countries where we may seek to expand. Our success will depend to a substantial extent on the widespread adoption of cloud based software products in general, and of cloud based preaccounting products in particular. Many businesses have invested substantial personnel and financial resources to integrate on premises software products into their businesses and have been reluctant or unwilling to migrate to cloud based software products. Furthermore, some businesses may be reluctant or unwilling to use cloud based products because they have concerns regarding the risks associated with the security of their data and the reliability of the technology and service delivery model associated with solutions like ours. Additionally, integration opportunities for our cloud-based platform may be limited without widespread adoption of other cloud-based software products, which may prevent a member from maximizing their experience with our platform. In addition, if we or other cloud based providers experience security incidents, loss of customer data, disruptions in delivery, or other problems, the market for cloud based software solutions as a whole, including for our solutions, may be negatively impacted. If the adoption of cloud based software solutions does not continue at the rate we anticipate, the market for these solutions may stop developing or may develop more slowly than we expect, either of which would harm our business.
If we fail to offer a high-quality customer experience, our business and reputation will suffer.
While we have designed our platform and features to be easy to adopt and use, once individuals and organizations begin using Expensify, they rely on our support services to resolve any related issues. High-quality member and customer education and customer experience have been key to the adoption of our platform and features and for the conversion of individuals and organizations using our free features and trial subscriptions into paying customers. The importance of high-quality customer experience will increase as we expand our business and pursue new customers. For instance, if we do not help organizations on our platform quickly resolve issues and provide effective ongoing member experience at the individual and organizational levels, our ability to convert organizations on our trial subscription into paying customers will suffer, and our reputation with existing or potential customers will be harmed. Further, the success of our “bottom up” business model is highly dependent on our business reputation and on word-of-mouth positive recommendations from existing individuals and organizations using our platform and features. Any failure to maintain high-quality customer experience, or a market perception that we do not maintain high-quality customer experience, could harm our reputation, our ability to sell our platform to existing and prospective customers and our business, results of operations and financial condition.
In addition, as we continue to grow our operations and reach a larger and increasingly global customer and member base, we need to be able to provide efficient customer support that meets the needs of organizations using our platform and features globally at scale. The number of organizations using our platform and features has grown significantly, which puts additional pressure on our support organization.

Our platform is designed to leverage our proprietary AI-powered customer support engine, Concierge. Our Concierge service is powered by AI and trained by customer support agents. As we continue to grow and add features, we will need to hire additional support personnel to be able to continue to provide efficient customer support globally at scale, and if we are unable to provide such support, our business, results of operations and financial condition would be harmed.
We must continue to attract and retain highly qualified personnel, including an on-demand workforce in certain jurisdictions and for certain aspects of our business, to continue to execute on our business strategy and growth plans.
In order to continue to execute on our business strategy and growth plans, including the development of new features, and to maintain and upgrade our existing features, we will need to attract a sufficient number of highly qualified personnel, especially software engineers. Competition for software engineers and other key personnel in our industry is intense, especially for engineers with high levels of experience in designing and developing software for Internet-related services. As we become a more mature company, we may find our recruiting efforts more challenging.
In addition, one of our business strategies is to supplement our small core team of generalists with a large number of specialist contractors, managed by third-party vendors, from around the world. For example, we rely on certain third-party vendors to provide a specialized on-demand workforce to provide 24/7 real-time chat support and free phone onboarding for every Expensify.com member. We also intend to use this strategy to pair our core group of engineering generalists with a global network of open source engineering specialists, such as for the development and maintenance of our open-source financial group chat. If we are unable attract a sufficient number of specialized on-demand workers, or if changes to applicable foreign, state and local laws governing the definition or classification of independent contractors make it difficult or impossible for us to hire a sufficient number of specialized on-demand workers in a cost-effective manner, our costs could increase and our business, results of operations and financial condition could be harmed.
Job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. The incentives to attract, retain and motivate employees provided by our equity awards or other compensation arrangements may not be as effective as in the past. If the perceived value of our stock declines, it may adversely affect our ability to recruit and retain highly skilled employees.
Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or our company have breached their legal obligations, resulting in a diversion of our time and resources.
Our recruiting efforts may also be limited by laws and regulations, such as restrictive immigration laws, and restrictions on travel or availability of visas (including during the ongoing COVID-19 pandemic). If we do not succeed in attracting excellent personnel or retaining or motivating existing personnel, we may be unable to innovate quickly enough to support our business model or grow effectively.
Our culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the high employee engagement fostered by our culture, which could harm our business.
We believe that a critical component of our success has been our culture, which is deeply embedded in everything we do. Our culture is centered on a belief that a life well lived is one that enables you to achieve the following three goals: Live Rich, Have Fun and Save the World. We have invested substantial time and resources in building our team with an emphasis on collaboration and innovation, ensuring customer success and a commitment to diversity and inclusion. We invest in our culture to create fun, diverse and memorable experiences for our employees, including employee travel to company-wide meetings in the U.S. and abroad. As we continue to grow and develop the infrastructure associated with being a public company, we will need to maintain our culture among a larger number of employees dispersed in various geographic regions. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel.
If we fail to effectively manage our growth, our business and results of operations could be harmed.
We experienced rapid growth and increased demand for our platform prior to the COVID-19 pandemic. Our revenue has grown from $53.9 million in 2018 to $80.5 million in 2019 to $88.1 million in 2020, but our headcount has remained consistent, with 131 employees as of December 31, 2018, 127 employees as of December 31, 2019 and 133 employees as of December 31, 2020. For the three months ended March 31, 2020 and March 31, 2021, our revenue has grown from $21.9 million to $29.7 million, respectively, but our headcount has remained consistent, with 131 employees as of March 31, 2020 and 133 employees as of March 31, 2021. The growth and expansion of our business and platform may place a significant strain on our management and our administrative, operational and financial reporting resources. Our ability to accurately plan for and model future growth is limited and subject to a number of uncertainties, due in part to our global operations, customer preferences and mix of products and features. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan our business strategies and operations, are incorrect or change due to industry or market developments, or if we do not address these risks successfully, our operating results could differ materially from our expectations and our business could suffer. For example, we are required to manage multiple relationships with various strategic, integration and channel partners, customers and other third parties. In the event of further growth of our operations or in the number of our third-party relationships, our computer systems, procedures, or internal controls may not be adequate to support our operations, and our management may not be able to manage such growth effectively. To effectively manage our growth, we must continue to implement and improve our operational, financial and management information and reporting systems and manage our employee base. In addition, as we seek to continue to expand internationally, we will likely encounter unexpected challenges and expenses due to unfamiliarity with local regulations, requirements, practices and markets.
Our payments services and our Expensify Card are targets for illegal or improper uses, and our risk management efforts may not be effective, which could expose us to losses and liability and otherwise harm our business.
We offer payments services and the Expensify Card to our customers, and we are responsible for vetting and monitoring these customers and determining whether the transactions we process for them are legitimate. When our features and services are used to process illegitimate transactions, and we settle those funds to sellers and are unable to recover them, we suffer losses and liability. These types of illegitimate transactions can also expose us to governmental and regulatory sanctions. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, can potentially steal significant amounts of money from our business. In configuring our payments services, we face an inherent trade-off between security and customer convenience. Our risk management policies, procedures, techniques and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. In addition, when we introduce new services, focus on new business types, or begin to operate in markets where we have a limited history of fraud loss, we may be less equipped to forecast and reserve accurately for those losses. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

We are currently, and will continue to be, exposed to risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by our sellers. In the event that a billing dispute between a cardholder and a seller is not resolved in favor of the seller, including in situations where the seller engaged in fraud, the transaction is typically “charged back” to the seller and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargeback or refunds from the seller’s account, or if the seller refuses to or is unable to reimburse us for a chargeback or refunds due to closure, bankruptcy, or other reasons, we may bear the loss for the amounts paid to the cardholder. We do not collect and maintain reserves from our sellers to cover these potential losses. The risk of chargebacks is typically greater with those of our sellers that promise future delivery of goods and services, which we allow on our service. If we are unable to maintain our losses from chargebacks at acceptable levels, the payment card networks could fine us, increase our transaction fees, or terminate our ability to process payment cards. Any increase in our transaction fees could damage our business, and if we were unable to accept payment cards, our business would be materially and adversely affected.
If we experience excessive fraudulent activity, we could incur substantial costs and lose the right to accept credit cards for payment, which could cause our customer base to decline significantly.
A large portion of our paying customers authorize us to bill their credit card accounts through our third-party payment processing partners for our paid subscription plans. If customers pay for their subscription plans with stolen credit cards, we could incur substantial third-party vendor costs for which we may not be reimbursed. Further, our customers provide us with credit card billing information online, and we do not review the physical credit cards used in these transactions, which increases our risk of exposure to fraudulent activity. We also incur chargebacks from the credit card companies for claims that the customer did not authorize the credit card transaction for subscription plans, something that we have experienced in the past. If the number of claims of unauthorized credit card transactions becomes excessive, we could be assessed substantial fines for excess chargebacks, and we could lose the right to accept credit cards for payment. In addition, credit card issuers may change merchant standards, including data protection and documentation standards, required to utilize their services from time to time. Our third-party payment processing partners must also maintain compliance with current and future merchant standards to accept credit cards as payment for our paid subscription plans. Substantial losses due to fraud or our inability to accept credit card payments would cause our customer base to significantly decrease and would harm our business.
Sales to customers outside the United States and our international operations expose us to risks inherent in international sales and operations.
For fiscal 2019, $7.6 million, or 9%, of our revenue, for the three months ended March 31, 2020, $2.2 million, or 10%, of our revenue, for fiscal 2020, $9.0 million, or 10%, of our revenue, and for the three months ended March 31, 2021, $3.3 million, or 11%, of our revenue, was generated from customers outside the United States, and our core geographies are the United States, the United Kingdom, Canada and Australia. We intend to pursue expansion of our international operations. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those in the United States. In addition, we face risks in doing business internationally that could adversely affect our business and results of operations, including:
•the need to localize and adapt our platform and features for specific countries, including translation into foreign languages, tax and regulatory updates and associated expenses;
•data privacy laws that impose different and potentially conflicting obligations with respect to how personal data is processed or require that customer data be stored in a designated territory;
•more fragmented partner market which proves to be harder for our platform to integrate with;
•difficulties in staffing and managing foreign operations;

•regulatory and other delays and difficulties in setting up foreign operations;
•different pricing environments, longer accounts receivable payment cycles and collections issues;
•new and different sources of competition;
•weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;
•laws and business practices favoring local competitors;
•compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations;
•exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act (FCPA), U.S. bribery laws, the UK Bribery Act and similar laws and regulations in other jurisdictions;
•increased financial accounting and reporting burdens and complexities;
•declines in the values of foreign currencies relative to the U.S. dollar;
•restrictions on the transfer of funds;
•potentially adverse tax consequences;
•the cost of and potential outcomes of any claims or litigation;
•future accounting pronouncements and changes in accounting policies;
•changes in tax laws or tax regulations;
•health or similar issues, such as a pandemic or epidemic; and
•regional and local economic and political conditions.
As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. These factors and others could harm our ability to increase international revenue and, consequently, would materially impact our business and results of operations. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business.
We face exposure to foreign currency exchange rate fluctuations.
While we have historically transacted in U.S. dollars with the majority of our customers and vendors, we have transacted in some foreign currencies with such parties and for our payroll in those foreign jurisdictions where we have operations, and expect to continue to transact in more foreign currencies in the future. Accordingly, declines in the value of foreign currencies relative to the U.S. dollar can adversely affect our revenue and results of operations due to remeasurement that is reflected in our earnings. Also, fluctuations in the values of foreign currencies relative to the U.S. dollar could make it more difficult to detect underlying trends in our business and results of operations.
We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws. Non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.
We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and the U.K. Bribery Act 2010 (the “Bribery Act”), as well as the laws of the countries where we do business. These laws and regulations apply to companies, individual directors, officers, employees and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. Where they apply, the FCPA and the Bribery Act prohibit us and our officers, directors, employees and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing or providing anything of value to public officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. As part of our business, we may deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of the FCPA and the Bribery Act. We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption.
Our wholly owned subsidiary, Expensify Payments LLC, is registered as a “Money Services Business” with the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”), and subject to regulatory oversight and enforcement by FinCEN under the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (the “BSA”). Among other things, the BSA requires money services businesses to develop and implement risk-based anti-money laundering programs, report large cash transactions and suspicious activity and maintain transaction records. The BSA prohibits, among other things, our involvement in transferring the proceeds of criminal activities. Regulators in the United States and globally may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor international and domestic transactions. In addition, we are contemplating offering certain products in the future that may require us to obtain licenses to operate as a money transmitter (or its equivalent) in various states and territories where such licenses are required. We have already obtained such licenses in certain states and have pending license applications in others. If we are unable to obtain a license to operate as a money transmitter, our ability to grow certain of our services may be limited. As a licensed money transmitter, we would be subject to obligations and restrictions with respect to the handling and investment of customer funds, record keeping and reporting requirements, bonding requirements and inspection by state regulatory agencies.
There are substantial costs and potential changes to our offerings involved in obtaining, maintaining and renewing these licenses and registrations. We could be subject to significant fines or other enforcement actions if we are found to violate disclosure, reporting, anti-money laundering, economic and trade sanctions, corporate governance and internal controls, banking secrecy, or other laws and requirements. These factors could involve considerable delay to the development or provision of our offerings or services, require significant and costly operational changes, impose restrictions, limitations, or additional requirements on our business, or prevent us from providing our offerings or services in a given geography.
Our business also must be conducted in compliance with applicable economic and trade sanctions and export control laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities, which impose restrictions or prohibitions on the sale or supply of certain products or services to embargoed or sanctioned countries, governments, persons, and entities. Although we take precautions to prevent our platform from being provided in violation of such laws, our platform may have been in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption, anti-money laundering, export control and economic and trade sanctions laws and regulations. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition and results of operations.
We receive, process, store and use business and personal information, which subjects us to governmental regulation and other legal obligations related to data protection and security, and our actual or perceived failure to comply with such obligations could harm our business and expose us to liability.
We receive, process, store and use business and personal information belonging to our members and customers. There are numerous federal, state, local and foreign laws, regulations and standards regarding data protection and the storing, sharing, use, processing, disclosure and protection of business and personal information, and we may be subject to these laws in certain circumstances. Most states have also adopted data security breach laws that require notice be given to affected consumers in the event of a security breach. In the event of a security breach, our compliance with these laws may subject us to costs associated with notice and remediation, as well as potential investigations from federal regulatory agencies and state attorneys general. These laws continue to evolve in scope and are subject to differing interpretations, and may contain inconsistencies or pose conflicts with other legal requirements. We seek to comply with applicable laws, regulations, policies, legal obligations and industry standards and have developed privacy policies, data processing addenda and internal privacy procedures to reflect our practices designed to achieve such compliance. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. A failure on our part to safeguard consumer data adequately or to destroy data securely or otherwise comply with legal obligations may subject us, depending on the personal information in question, to costs associated with notice and remediation, as well as potential regulatory investigations or enforcement actions, and possibly to civil liability, under federal, state, or foreign laws or regulation, industry standards, our internal privacy policies and procedures, or our contracts governing our processing of personal information claims by third parties, and damage to our reputation, any of which could have an adverse effect on our operations, financial performance and business. We could also incur significant costs investigating and defending such claims and, if we are found liable, significant damages.
Data protection regulation is an area of increased focus and changing requirements. Any significant change in applicable laws, regulations, or industry practices regarding the use or disclosure of our members’ or customers’ data, or regarding the manner in which the express or implied consent of members or customers for the use and disclosure of such data is obtained, could require us to modify our platform, possibly in a material manner, and may limit our ability to develop new services and features that make use of the data that our members and customers voluntarily share.
For example, the EU General Data Protection Regulation (the "GDPR") imposes stringent data protection requirements for processing the personal data of individuals within the European Economic Area (the "EEA"). The GDPR enhances data protection obligations for processors and controllers of personal information, including, for example, expanded disclosure requirements, limitations on retention of personal information, mandatory data breach notification requirements and additional obligations. Non-compliance with the GDPR can trigger fines of up to the greater of €20 million or 4% of our global revenue. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the E.U. and the United States remains uncertain. For example, in 2016, the E.U. and United States agreed to a transfer framework for data transferred from the E.U. to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union ("CJEU"). The CJEU also raised questions about whether the European Commission’s Standard Contractual Clauses, one of the primary mechanisms used by companies to transfer personal information out of the EEA, complies with the GDPR. While the CJEU upheld the validity of the Standard Contractual Clauses, the CJEU ruled that the underlying data transfers must be assessed on a case-by-case basis by the data controller to determine whether the personal information will be adequately protected. At present, there are few if any viable alternatives to the Standard Contractual Clauses and, therefore, there is uncertainty regarding how to ensure that transfers of personal information from Europe to the United States comply with the GDPR. As such, any transfers by us of personal information from Europe may not comply with European data protection laws and may increase our exposure to the GDPR’s heightened sanctions for violations of its cross-border data transfer restrictions. Loss of our ability to transfer personal information from Europe may also require us to increase our data processing capabilities in those jurisdictions at significant expense.
Further, following the United Kingdom’s withdrawal from the E.U. and the end of the related transition period, as of January 1, 2021, companies may be subject to both GDPR and the United Kingdom GDPR, or UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, imposing fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the E.U. in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. These changes will lead to additional costs and increase our overall risk exposure. Currently there is a four to six-month grace period agreed in the E.U. and United Kingdom Trade and Cooperation Agreement, ending June 30, 2021 at the latest, while the parties discuss an adequacy decision. The European Commission published a draft adequacy decision on February 19, 2021. If adopted, the decision will enable data transfers from E.U. member states to the United Kingdom for a four-year period, subject to subsequent extensions. While we have instituted a GDPR compliance strategy and program that we continue to evaluate and improve as our platform changes and expands, we still do not know how E.U. regulators will interpret or enforce many aspects of the GDPR, and some regulators may do so in an inconsistent manner, making such a prediction even more difficult.
In addition to the E.U., a growing number of other global jurisdictions are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our platform, particularly as we expand our operations internationally. Some of these laws, such as the General Data Protection Law in Brazil, or the Act on the Protection of Personal Information in Japan, impose similar obligations as those under the GDPR. Others, such as those in Russia, India and China, could potentially impose more stringent obligations, including data localization requirements. If we are unable to develop and offer features that meet legal requirements or help our members and customers meet their obligations under the laws or regulations relating to privacy, data protection, or information security, or if we violate or are perceived to violate any laws, regulations, or other obligations relating to privacy, data protection, or information security, we may experience reduced demand for our platform, harm to our reputation and become subject to investigations, claims and other remedies, which would expose us to significant fines, penalties and other damages, all of which would harm our business. Further, given the breadth and depth of changes in global data protection obligations, compliance has caused us to expend significant resources, and such expenditures are likely to continue into the future as we continue our compliance efforts and respond to new interpretations and enforcement actions.
The data protection landscape is also rapidly growing and evolving in the United States. As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. For example, the California Consumer Privacy Act of 2018 (the "CCPA") came into effect on January 1, 2020. The CCPA requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allows consumers to opt out of certain data sharing with third parties and exercise certain individual rights regarding their personal information, provides a new cause of action for data breaches, and provides for penalties for noncompliance of up to $7,500 per violation. While we are positioned as a “service provider” under the CCPA with respect to most of our data activities, have conducted a CCPA compliance review process, and do not currently share data with third parties in a way that would be currently considered a “sale” under the CCPA, some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which means that despite our efforts, an expansive reading of the CCPA could increase our potential liability and adversely affect our business. Additionally, the California Privacy Rights Act (the "CPRA") was recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the CPRA provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. Similar laws have been proposed, and likely will be proposed, in other states and at the federal level, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging. For example, on March 2, 2021, the Virginia Consumer Data Protection Act ("CDPA") was signed into law. The CDPA becomes effective January 1, 2023 and contains provisions that require businesses subject to the legislation to conduct data protection assessments in certain circumstances and that require opt-in consent from Virginia consumers to process certain sensitive personal information.
Furthermore, the Federal Trade Commission (the "FTC") and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. For example, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. There are a number of legislative proposals in the United States, at both the federal and state level, and in the E.U. and more globally, that could impose new obligations in areas such as e-commerce and other related legislation or liability for copyright infringement by third parties. We cannot yet determine the impact that these future laws, regulations and standards may have on our business.
In addition to laws relating to data privacy and security, we are subject to self-regulatory standards and industry certifications that may legally or contractually apply to us. These include the Payment Card Industry Data Security Standards ("PCI-DSS") with which we are currently compliant. In the event that we fail to comply with the PCI-DSS, we could be in breach of our obligations under customer and other contracts, fines and other penalties could result, and we may suffer reputational harm and damage to our operations, financial performance, reputation and business. Further, our clients may expect us to comply with more stringent privacy and data security requirements than those imposed by laws, regulations, or self-regulatory requirements, and we may be obligated contractually to comply with additional or different standards relating to our handling or protection of data on or by our offerings.
Changes in laws and regulations related to the Internet or changes in the internet infrastructure itself may diminish the demand for our applications, and could have a negative impact on our business.
The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business. Federal, state and foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our applications in order to comply with these changes. In addition, government agencies or private organizations may impose taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based applications such as ours.
In addition, the use of the Internet as a means of conducting business could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of

Internet activity, security, reliability, cost, ease of use, accessibility and quality of service. The performance of the Internet has been adversely affected by “viruses,” “worms” and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our applications could suffer.
If we fail to manage our technical operations infrastructure, or experience service outages, interruptions, or delays in the deployment of our platform, our results of operations may be harmed.
Because our operations involve delivering a suite of preaccounting features to our customers through a cloud-based software platform, our continued growth depends in part on the ability of our platform and related computer equipment, infrastructure and systems to continue to support our features. In the past, we have experienced temporary platform disruptions, outages in our features and degraded levels of performance due to human and software errors, file corruption and capacity constraints associated with the number of customers accessing our platform simultaneously. While our past experiences have not materially impacted us, in the future we may face more disruptions, outages, or performance problems. Factors that may cause such disruptions or problems include:
•human error;
•security breaches;
•telecommunications failures or outages from third-party providers;
•computer viruses, malware, vulnerability exploits, or cyber-attacks;
•software errors, failures, vulnerabilities or bugs in our features;
•acts of terrorism, sabotage or other intentional acts of vandalism;
•unforeseen interruption or damages;
•pandemics and epidemics;
•tornados, fires, earthquakes, floods and other natural disasters; and
•power loss.
In addition, continued growth in our customer base could place additional demands on our platform and features and could cause or exacerbate slowdowns or interrupt the availability of our platform. As we expand our platform capabilities to other features, like the Expensify Card, those new features may come with different technological demands, like real time transactions. If we are unable to plan or develop our platform accordingly, it could have a negative impact on our business. If there is a substantial increase in the volume of usage across our platform, we will be required to further expand and upgrade our technology and infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our platform or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In such cases, if our members are not able to access our platform and features or encounter slowdowns when doing so, we may lose customers or partners, which would adversely impact our reputation and revenue. Further, any changes in the service levels at our data centers or any errors, defects, disruptions or other performance problems with our network infrastructure may result in lengthy interruptions in the availability of our platform and features. In such cases, we may lose our customers’ trust and confidence in our platform, and customer and employee data from recent transactions may be permanently lost and we could be exposed to significant claims by clients, particularly if the access interruption is associated with problems in the timely delivery of funds due to employees. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our platform and products. Our disaster recovery plan may not be sufficient to address all aspects or any unanticipated consequence or incidents, and our insurance may not be sufficient to compensate us for the losses that could occur.
We lease the cloud computing infrastructure that we use to host our platform, mobile application and many of the internal tools we use to operate our business. Any significant disruption of, limitation of our access to, or other interference with our use of the cloud services would negatively impact our operations and could seriously harm our business. Our business relies on the availability of our platform for our members and customers, and we may lose members or customers if they are not able to access our platform or encounter difficulties in doing so.
In addition, we rely on third-party hosting services, hardware and infrastructure purchased or leased from third parties and software licensed from third parties to operate critical business functions. Our business would be disrupted if any of this third-party hardware, software and infrastructure becomes unavailable on commercially reasonable terms, or at all. Furthermore, delays or complications with respect to the transition of critical business functions from one third-party product to another, or any errors or defects in third-party hardware, software, or infrastructure could result in errors or a failure of our platform, which could harm our business and results of operations.
Moreover, our platform and features depend on our customers’ high speed broadband or wireless access to the Internet. Increasing numbers of customers and bandwidth requirements may degrade the performance of our features due to capacity constraints and other Internet infrastructure limitations, and additional network capacity to maintain adequate data transmission speeds may be unavailable or unacceptably expensive. If adequate capacity is not available to us, our features may be unable to achieve or maintain sufficient data transmission, reliability, or performance. In addition, if Internet service providers and other third parties providing Internet services, including incumbent phone companies, cable companies and wireless companies, have outages or suffer deterioration in their quality of service, our customers may not have access to or may experience a decrease in the quality of our platform and features. These providers may take measures that block, degrade, discriminate, disrupt, or increase the cost of customer access to our features. Any of these disruptions to data transmission could lead customers to switch to our competitors or avoid using our features, which could negatively impact our revenue or harm our opportunities for growth.
We rely upon data centers and other systems and technologies provided by third parties to operate our business, and interruptions or performance problems with these centers, systems and technologies may adversely affect our business and operating results.
We rely on data centers and other technologies and services provided by third parties in order to operate our business. If any of these services becomes unavailable or otherwise is unable to serve our requirements, there could be a delay in activating a mirrored data center or our disaster recovery system.
Our business depends on our ability to protect the growing amount of information stored in our data centers and related systems, offices and hosting facilities, against damage from earthquake, floods, fires, other extreme weather conditions, power loss, telecommunications failures, hardware failures, unauthorized intrusion, overload conditions and other events. If our data centers or related systems fail to operate properly or become disabled even for a brief period of time, we could suffer financial loss, a disruption of our business, liability to customers, or damage to our reputation. Our response to any type of disaster may not be successful in preventing the loss of customer data, service interruptions and disruptions to our operations, or damage to our important facilities.
Our data center providers have no obligations to renew their agreements with us on commercially reasonable terms, or at all, and it is possible that we will not be able to switch our operations to another provider in a timely and cost effective manner should the need arise. If we are unable to renew our agreements with these providers on commercially reasonable terms, or if in the future we add additional data center facility providers, we may face additional costs or expenses or downtime, which could harm our business.

Any unavailability of, or failure to meet our requirements by, third party data centers, technologies, or services, could impede our ability to provide services to our customers, harm our reputation, subject us to potential liabilities, result in contract terminations and adversely affect our customer relationships. Any of these circumstances could adversely affect our business and operating results.
If we are unable to ensure that our platform interoperates with a variety of software applications that are developed by others, including our integration partners, we may become less competitive and our business, results of operations and financial condition may be harmed.
Our platform must integrate with a variety of hardware and software platforms, and we need to continuously modify and enhance our platform to adapt to changes in hardware, software and browser technologies. In particular, we have developed our platform to be able to easily integrate with third-party applications, including the applications of software providers that compete with us as well as our partners, through the interaction of APIs and/or platforms. In general, we rely on the providers of such software systems to allow us access to their APIs to enable these integrations. We are typically subject to standard terms and conditions of such providers, which govern the distribution, operation and fees of such software systems, and which are subject to change by such providers from time to time. Our business will be harmed if any provider of such software systems:
•discontinues or limits our access to its software or APIs;
•modifies its terms of service or other policies, including fees charged to, or other restrictions on us, or other application developers;
•changes how information is accessed by us or our customers;
•establishes more favorable relationships with one or more of our competitors; or
•develops or otherwise favors its own competitive offerings over our platform.
Third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their products or services, or exert strong business influence on our ability to, and terms on which we operate our platform. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our platform or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of our platform with these products could decrease and our business, results of operations and financial condition would be harmed. If we are not permitted or able to integrate with these and other third-party applications in the future, our business, results of operations and financial condition would be harmed.
Further, our platform includes a mobile application to enable individuals and organizations to access our platform through their mobile devices. If our mobile application does not perform well, our business will suffer. In addition, our platform interoperates with servers, mobile devices and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. We therefore depend on the interoperability of our platform with such third-party services, mobile devices and mobile operating systems, as well as cloud-enabled hardware, software, networking, browsers, database technologies and protocols that we do not control. The loss of interoperability, whether due to actions of third parties or otherwise, and any changes in technologies that degrade the functionality of our platform or give preferential treatment to competitive services could adversely affect adoption and usage of our platform. Also, we may not be successful in developing or maintaining relationships with key participants in the mobile industry or in ensuring that Expensify operates effectively with a range of operating systems, networks, devices, browsers, protocols and standards. If we are unable to effectively anticipate and manage these risks, or if it is difficult for customers to access and use our platform, our business, results of operations and financial condition may be harmed.

We rely on third parties maintaining open marketplaces to distribute our mobile application. If such third parties interfere with the distribution of our platform, our business would be adversely affected.
We rely on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make our mobile application available for download. We cannot assure you that the marketplaces through which we distribute our mobile application will maintain their current structures or that such marketplaces or any new marketplaces will not charge us additional fees to list our application for download. We are also dependent on these third-party marketplaces to enable us and our members to timely update our mobile application, and to incorporate new features, integrations and capabilities.
In addition, Apple Inc. and Google, among others, for competitive or other reasons, could stop allowing or supporting access to our mobile application through their products, could allow access for us only at an unsustainable cost, or could make changes to the terms of access in order to make our mobile application less desirable or harder to access.
We rely on traditional web search engines and prominence in mobile application marketplaces to drive interest in our platform. If our website fails to rank prominently in organic search results, or our mobile application is not featured prominently in marketplaces, the discoverability of our platform could decline and our business would be adversely affected.
Our success depends in part on our discoverability – our ability to attract new members through unpaid Internet search results on traditional web search engines such as Google and through the prominence of our mobile application in open marketplaces. The number of members we are able to attract through these platforms is due in large part to how our website ranks in organic search results and how our mobile application ranks against similar applications. These rankings can be affected by a number of factors, many of which are not in our direct control, and they may change frequently. For example, a search engine may change its ranking algorithms, methodologies, or design layouts. As a result, links to our website may not be prominent enough to drive traffic to our website, and we may not know how or otherwise be in a position to influence the results. Any reduction in our discoverability could reduce our revenue or require us to increase our sales and marketing expenditures.
Third parties may claim that our platform infringes their intellectual property rights and this may create liability for us or otherwise adversely affect our business, operating results and financial condition.
There is considerable patent and other intellectual property litigation in our industry. Our competitors, as well as a number of other entities, including non-practicing entities and individuals, may own or claim to own intellectual property relating to our industry. There may be third-party intellectual property rights, including issued or pending patents, that cover significant aspects of our technologies or business methods. As we face increasing competition and our public profile increases, the possibility of intellectual property rights claims against us may also increase. From time to time, our competitors or other third parties have claimed, and may in the future claim, that we are infringing upon, misappropriating, or violating their intellectual property rights, even if we are unaware of the intellectual property rights that such parties may claim cover our platform or some or all of the other technologies we use in our business.
Our success depends, in part, on our ability to develop and commercialize our solutions and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. In a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. We may also be unaware of the intellectual property rights of others that may cover some or all of our technology. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products and there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued. Any litigation may also involve non-practicing entities or other adverse patent owners that have no relevant solution revenue, and therefore, our patent portfolio may provide little or no deterrence as we would not be able to assert our patents against such entities or individuals.
We may also face exposure to third party intellectual property infringement, misappropriation, or violation actions if we engage software engineers or other personnel who were previously engaged by competitors or other third parties and those personnel inadvertently or deliberately incorporate proprietary technology of third parties into our features. Any intellectual property claims, with or without merit, could be very time-consuming and expensive to settle or litigate, could cause us to incur significant expenses, pay substantial amounts in damages, ongoing royalty or license fees, or other payments, or could prevent us from offering all or aspects of our platform or using certain technologies, require us to re-engineer all or a portion of our platform or require that we comply with other unfavorable terms. The costs of litigation are considerable, and such litigation may divert management and key personnel’s attention and resources, which might seriously harm our business, results of operations and financial condition. We may be required to settle such litigation on terms that are unfavorable to us. For example, a settlement may require us to obtain a license to continue practices found to be in violation of a third party’s rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us at all. As a result, we may also be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative non-infringing technology or practices would require significant effort and expense. Similarly, if any litigation to which we may be a party fails to settle and we go to trial, we may be subject to an unfavorable judgment that may not be reversible upon appeal. For example, the terms of a judgment may require us to cease some or all of our operations or require the payment of substantial amounts to the other party. Any of these events would cause our business and results of operations to be materially and adversely affected as a result.
We are also frequently required to indemnify our reseller partners and customers in the event of any third-party infringement claims against our customers and third parties who offer our platform, and such indemnification obligations may be excluded from contractual limitation of liability provisions that limit our exposure. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers and reseller partners, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers and reseller partners, may be required to modify our allegedly infringing platform to make it non-infringing, or may be required to obtain licenses for the products used. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our platform, and our reseller partners may be forced to stop selling our platform.
If we are unable to protect our intellectual property rights, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.
Our success is dependent, in part, upon protecting our intellectual property rights and proprietary information. We rely and expect to continue to rely on a combination of trademark, copyright, patent and trade secret protection laws to protect our intellectual property rights and proprietary information. Our trademarks and service marks include EXPENSIFY, SMARTSCAN and various marketing slogans. Additionally, we maintain a policy requiring our employees, consultants, independent contractors and third parties who are engaged to develop any material intellectual property for us to enter into confidentiality and invention assignment agreements to control access to and use of our proprietary information and to ensure that any intellectual property developed by such employees, contractors, consultants and other third parties are assigned to us. However, we cannot guarantee that the confidentiality and proprietary agreements or other employee, consultant, or independent contractor agreements we enter into adequately protect our intellectual property rights and other proprietary information. In addition, we cannot guarantee that these agreements will not be breached, that we will have adequate remedies for any breach, or that the applicable counter-parties to such agreements will not assert rights to our intellectual property rights or other proprietary information arising out of these relationships. If we lose valuable personnel, our ability to develop, market and support potential features or enhancements could also be hampered, which could severely harm our business. Furthermore, the steps we have taken and may take in the future may not prevent misappropriation of our proprietary features or technologies, particularly with respect to officers and employees who are no longer employed by us.
Moreover, third parties may knowingly or unknowingly infringe or circumvent our intellectual property rights, and we may not be able to prevent infringement without incurring substantial expense. Litigation brought to protect and enforce our intellectual property rights may be costly, time-consuming and distracting to management and key personnel, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our platform and methods of operations. Any of these events would have a material adverse effect on our business, results of operations and financial condition.
Our proprietary rights may be difficult to enforce, which could enable others to copy or use aspects of our platform without compensating us and negatively affect our business.
Our future success and competitive position depends in part upon our ability to obtain or maintain certain intellectual property used in our platform. We rely primarily on patent, trademark, copyright and trade secrets laws and confidentiality procedures and contractual provisions to protect our technology. While we have been issued patents for certain aspects of our intellectual property in the United States and have additional patent applications pending in the United States, we have not applied for patent protection in foreign jurisdictions, and may be unable to obtain patent protection for the technology covered in our patent applications. In addition, we cannot ensure that any of the patent applications will issue or that the claims allowed on any issued patents will be sufficiently broad to protect our technology or platform and provide us with competitive advantages. Moreover, failure to comply with applicable procedural, documentary, fee payment and other similar requirements with the United States Patent and Trademark Office could result in abandonment or lapse of the affected patent, trademark or application. Furthermore, any issued patents may be challenged, invalidated, or circumvented by third parties.
Many patent applications in the United States may not be public for at least 18 months after they are filed, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we will be the first creator of inventions covered by any patent application we make or that we will be the first to file patent applications on such inventions. In addition, recent changes to the patent laws in the United States may bring into question the validity of certain software patents and may make it more difficult and costly to prosecute patent applications. Such changes may lead to uncertainties or increased costs and risks surrounding the prosecution, validity, ownership, enforcement and defense of our issued patents and patent applications and other intellectual property, the outcome of third-party claims of infringement, misappropriation, or other violation of intellectual property brought against us and the actual or enhanced damages (including treble damages) that may be awarded in connection with any such current or future claims, and could have a material adverse effect on our business.
We also rely on unpatented proprietary technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or obtain and use information that we regard as proprietary. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants and independent contractors to enter into confidentiality agreements. However, such agreements may not be enforceable in full or in part in all jurisdictions and any breach could have a negative effect on our business and our remedy for such breach may be limited. The contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. As such, we cannot guarantee that the steps taken by us will prevent misappropriation of our technology. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our business would be materially adversely affected.
We rely on our trademarks, trade names and brand names to distinguish our features from the products of our competitors, and have registered or applied to register many of these trademarks in the United States and certain countries outside the United States. However, occasionally third parties may have already registered identical or similar marks for products or features that also address the software market. As we rely in part on brand names and trademark protection to enforce our intellectual property rights, efforts by third parties to limit use of our brand names or trademarks and barriers to the registration of brand names and trademarks in various countries may restrict our ability to promote and maintain a cohesive brand throughout our key markets. Occasionally trademark offices have taken the view that certain of our trademarks, including SMARTSCAN, are merely descriptive or not inherently protectable. There can also be no assurance that pending or future U.S. or foreign trademark applications will be approved in a timely manner or at all, or that such registrations will effectively protect our brand names and trademarks. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. For example, our applications to register KARMA POINTS as a trademark in the European Union and United Kingdom have been opposed by a third party. In the event that our trademarks are successfully challenged or we do not adequately protect our trademarks, we could be forced to rebrand our platform, which would result in loss of brand recognition and would require us to devote resources to advertising and marketing new brands.
Policing unauthorized use of our technology and trademarks is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States. For example, many foreign countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, any patents that we may obtain may provide limited or no benefit. Effective trade secret protection may also not be available in every country in which our features are available or where we have employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with our features by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition. If we are unable to protect our proprietary rights (including aspects of our software and platform protected other than by patent rights), we will find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create our platform and other innovative features that have enabled us to be successful to date. Moreover, we may need to expend additional resources to defend our intellectual property rights in foreign countries, and our inability to do so could impair our business or adversely affect our international expansion.

Our use of “open source” and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our features and could subject us to possible litigation.
A portion of the technologies we use in our platform, database infrastructure (Bedrock), Expensify.com, Expensify.cash and mobile application incorporate “open source” software, and we may incorporate open source software in our platform and mobile application in the future. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with the applicable open source licensing terms. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public, including authorizing further modification and redistribution, or otherwise be limited in the licensing of our services, each of which could provide an advantage to our competitors or other entrants to the market, allow them to create similar products with lower development effort and time, and ultimately result in a loss of sales for us. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable proprietary source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose source code that incorporates or is a modification of such licensed software. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such license types. If an author or other third party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable open source license, we may also have to expend substantial time and resources to re-engineer some or all of our software, incur significant legal expenses defending against such allegations, be subject to significant damages, or be enjoined from the sale of our platform that contained the open source software.
In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open-source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise our platform. Any of the foregoing could be harmful to our business, results of operations, or financial condition.
We license technology from third parties, and our inability to maintain those licenses could harm our business.
We rely on software licensed from third parties to offer our platform. In addition, we may need to obtain future licenses from third parties to use intellectual property rights associated with the development of our platform, which might not be available on acceptable terms, or at all. Any loss of the right to use any third-party software required for the development and maintenance of our platform or mobile application could result in loss of functionality or availability of our platform or mobile application until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated. Any errors or defects in third-party software could result in errors or a failure of our platform or mobile application. Licensing technologies from third parties also exposes us to increased risk of being the subject of intellectual property infringement due to, among other things, our lower level of visibility into the development process with respect to such technology and the care taken to safeguard against infringement risks. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our platform. Some of our agreements with our licensors may be terminated by them for convenience, or otherwise provide for a limited term. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell features and services containing or dependent on that technology would be limited, and our business could be harmed. Additionally, if we are unable to license technology from third parties, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner or at all, and may require us to use alternative technology of lower quality or performance standards. This could limit or delay our ability to offer new or competitive features and increase our costs. Any of the foregoing would disrupt the distribution and sale of subscriptions to our platform and harm our business, results of operations and financial condition.
Any future litigation against us could be costly and time-consuming to defend.
We have in the past and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business. We could be subject to claims, lawsuits (including class actions and individual lawsuits), government investigations and other proceedings involving consumer protection, labor and employment, immigration, import and export practices, product labeling, competition, accessibility, securities, tax, marketing and communications practices, commercial disputes, defamation, civil rights infringement, negligence, intellectual property rights infringement, invasion of privacy, product liability, regulatory compliance, or other legal claims relating to information that is published or made available via our platform. For example, in November 2020, the Federal Election Commission ("FEC") notified us of a number of complaints filed against us in connection with David Barrett's email on October 23, 2020 urging customers to protect democracy. We responded to the complaints in November and December 2020, requesting dismissal of all complaints, and have not received a decision from the FEC on the matter. We cannot assure you that this matter will not result in further complaints, regulatory inquiries or future proceedings.
The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our features and services have increased in complexity, and we expect the potential for future legal proceedings, claims and disputes will continue to increase. Becoming a public company will raise our public profile, which may result in increased litigation.
Regardless of the outcome, legal proceedings might result in substantial costs and may divert management and key personnel’s attention and resources, which might seriously harm our business, results of operations and financial condition. Plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of litigation, including preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle legal disputes on terms that are unfavorable to us; for example, we may be required to cease some or all of our operations or pay substantial amounts to the other party, which could materially and adversely affect our business. Furthermore, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. We may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required, or choose to enter into, royalty or licensing arrangements, such arrangements may not be available on reasonable terms or at all and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue use of technology, and doing so could require significant effort and expense or may not be feasible. In addition, insurance might not cover these claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs and could have a material adverse effect on our business, results of operations and financial condition.

Our employees, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk that our employees, commercial partners and vendors may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate: (i) the rules of the applicable regulatory bodies; (ii) data privacy laws or other similar non-United States laws; or (iii) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, additional integrity reporting and oversight obligations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations, which could have a material adverse effect on our business, financial condition and results of operations.
We may need additional capital, and we cannot be sure that additional financing will be available.
In the future, we may raise additional capital through additional debt or equity financings to support our business growth, to respond to business opportunities, challenges, or unforeseen circumstances, or for other reasons. On an ongoing basis, we are evaluating sources of financing and may raise additional capital in the future. Our ability to obtain additional capital will depend on our development efforts, business plans, investor demand, operating performance, the condition of the capital markets, and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity or equity-linked securities, those securities may have rights, preferences, or privileges senior to the rights of existing stockholders, and existing stockholders may experience dilution. Debt financing, if available, may involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which could reduce our operational flexibility or make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, subject to limited exceptions, our loan and security agreement with Canadian Imperial Bank of Commerce ("CIBC”) restricts us from incurring indebtedness without the prior written consent of the lender. Further, if we are unable to obtain additional capital when required, or are unable to obtain additional capital on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges, or unforeseen circumstances would be adversely affected.
Our operating activities may be restricted as a result of covenants related to the indebtedness under our existing loan and security agreement and/or future indebtedness, and we may be required to repay the outstanding indebtedness in an event of default, which would have an adverse effect on our business.
On May 24, 2018, we entered into a loan and security agreement, which was subsequently amended, with CIBC pursuant to which CIBC agreed to provide us a $14.0 million amortizing term loan and a $11.0 million non-amortizing term loan, each with a maturity date of November 16, 2023, and a revolving credit facility of up to $15.0 million with a maturity date of October 31, 2022. The loan and security agreement subjects us, and any future indebtedness would likely subject us, to various customary covenants, including requirements as to financial reporting, insurance and certain liquidity thresholds and restrictions on our ability to dispose of our business or property, to change our line of business, to liquidate or dissolve, to enter into any change in control transaction, to merge or consolidate with any other entity or to acquire all or substantially all the capital stock or property of another entity, to incur additional indebtedness, to incur liens on our property, to pay any dividends or other distributions on capital stock other than dividends payable solely in capital stock, to redeem capital stock, to engage in transactions with affiliates, to encumber our intellectual property and certain other restrictions on our activities. Our business may be adversely affected by these restrictions on our ability to operate our business.
Additionally, our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. We may be required to repay the outstanding indebtedness under the loan facility if an event of default occurs under the loan and security agreement. Under the loan and security agreement and a credit agreement with CIBC that provides for a $8.25 million amortizing term mortgage, an event of default will occur if, among other things, we fail to make payments under such agreements; we breach certain of our covenants under such agreements, subject to specified cure periods with respect to certain breaches; we or our assets become subject to certain legal proceedings, such as bankruptcy proceedings; we are unable to pay our debts as they become due; or we default on contracts with third parties which would permit CIBC to accelerate the maturity of such indebtedness or that could have a material adverse change on us. We may not have enough available cash or be able to raise additional funds through equity or debt financings to repay such indebtedness at the time any such event of default occurs. CIBC could also exercise its rights as collateral agent to take possession of, and to dispose of, the collateral securing the term loans, which collateral includes substantially all of our personal property (including intellectual property). Our business, financial condition and results of operations could be materially adversely affected as a result of any of these events. We may seek to enter into an extension of the loan and security agreement or enter into a new facility with another lender. We may not be able to extend the term or obtain other debt financing on terms that are favorable to us, if at all, and we could be subject to additional restrictions on our business operations. If we are unable to obtain adequate financing or financing on satisfactory terms when required, our ability to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.
A failure to establish and maintain an effective system of disclosure controls and internal control over financial reporting, could adversely affect our ability to produce timely and accurate financial statements or comply with applicable regulations.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. For example, as we have prepared to become a public company, we have worked to improve the controls around our key accounting processes and our quarterly close process, and we have hired additional accounting and finance personnel to help us implement these processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and investments to strengthen our accounting systems. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. For fiscal 2019 and 2020, we identified a material weakness in our internal controls, that we had insufficient technical skills to address complex issues combined with insufficient accounting staff to implement the process and reviews necessary to ensure material misstatements did not occur. Our remediation efforts are still ongoing and there can be no assurance that we will not experience this or other material weaknesses in the future.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the        . We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.
Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm our business, results of operations and financial condition and could cause a decline in the trading price of our Class A common stock.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s discussion and analysis of financial condition and results of operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to the useful lives and recoverability of long-lived assets, the fair value of common stock and stock-based compensation expense. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A common stock.
Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.
From time to time, we may provide guidance via public disclosures regarding our projected business or financial performance. However, any such projections involve risks, assumptions and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in these Risk Factors, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events, or otherwise. In addition, various news sources, bloggers and other publishers often make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us. Moreover, we may choose not to provide guidance regarding our projected business or financial performance, which may have an adverse impact on our stock price.

Our ability to use our net operating loss carryforwards and certain other tax attributes to offset taxable income or reduce our taxes may be limited.
As of December 31, 2020, we had accumulated $0.1 million and $3.7 million of federal and state net operating loss carryforwards, or NOLs, respectively, available to reduce future taxable income, portions of which will begin to expire in 2037 for federal and 2031 for state tax purposes. As of December 31, 2020, we also had federal and state research and development tax credit carryforwards of $0.2 million and $0.6 million, respectively. The federal tax credits will expire at various dates beginning in the year 2029, unless previously utilized. The state tax credits do not expire and will carry forward indefinitely until utilized. It is possible that we will not generate taxable income in time to use certain of our NOLs before their expiration, or at all. Net operating losses incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal net operating losses in taxable years beginning after December 31, 2020 is limited to 80% of current year taxable income. Under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOLs and certain other tax attributes, including R&D tax credits, to offset its post-change income or taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Our ability to use NOLs and other tax attributes to reduce future taxable income and liabilities may be subject to annual limitations as a result of prior ownership changes and ownership changes that may occur in the future, including as a result of this offering. In addition, for state income tax purposes, the extent to which states will conform to the federal laws is uncertain and there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California imposed limits on the usability of California state net operating losses and tax credits in tax years beginning after 2019 and before 2023.
Our international operations subject us to potentially adverse tax consequences.
We report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.
We could be required to collect additional sales, use, value-added and other indirect taxes, or be subject to other tax liabilities in various jurisdictions, which could adversely affect our results of operations.
The application of indirect taxes, such as sales and use, value-added tax, provincial, goods and services, business, digital services and gross receipts taxes, to businesses like ours is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations and, as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear when and how new and existing statutes might apply to our business. If we are found to have not adequately addressed our tax obligations, our business could be adversely impacted.
The U.S. Supreme Court held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by the state in which the buyer is located, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. If our calculation, collection and remittance of taxes in the jurisdictions in which we do business were determined to be deficient, our business and results of operations could be adversely impacted. A successful assertion by a taxing authority that we should collect additional sales, use or other taxes or remit such taxes directly to states could result in substantial tax liabilities for past sales and additional administrative expenses, which could seriously harm our business.
Changes in our effective tax rate or tax liability may adversely affect our operating results.
Our effective tax rate could increase due to several factors, including:
•changes in the relative amounts of income before taxes in the various jurisdictions in which we operate due to differing statutory tax rates in various jurisdictions;
•changes in tax laws, tax treaties and regulations or the interpretation of them;
•changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies and the economic and political environments in which we do business;
•the outcome of future tax audits, examinations, or administrative appeals; and
•limitations or adverse findings regarding our ability to do business in some jurisdictions.
Any of these developments could adversely affect our operating results.
Risks relating to the multiple class structure of our common stock and the Voting Trust Agreement
The multiple class structure of our common stock and the ownership of all of our LT10 and LT50 common stock by Trust Beneficiaries through the Voting Trust have the effect of concentrating voting control with the Voting Trust for the foreseeable future, which will limit your ability to influence corporate matters, including a change in control. We are controlled by the Voting Trust, whose interests may differ from those of our public stockholders. Our amended and restated certificate of incorporation also delegates significant authority to an Executive Committee.
Each share of our LT10 and LT50 common stock is entitled to 10 and 50 votes per share, respectively, and each share of our Class A common stock, which is the stock offered in this offering, is entitled to one vote per share. Upon the completion of this offering, the Voting Trust is expected to hold approximately                 and                 shares of LT10 and LT50 common stock, respectively, representing approximately           % of the economic interest and           % of the voting power of outstanding capital stock following the completion of this offering. The Voting Trust will, for the foreseeable future, have significant influence over our corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval. The Voting Trust is able to, subject to applicable law, elect all of the members of our board of directors and control actions to be taken by us and our board of directors, including amendments to our amended and restated certificate of incorporation and amended and restated bylaws, compensation matters and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. This concentrated control will limit your ability to influence corporate matters for the foreseeable future and may materially adversely affect the market price of our Class A common stock. It is possible that the interests of the Voting Trust may, in some circumstances, conflict with our interests and the interests of our other stockholders, including you. For example, the Voting Trust may have different tax positions or other differing incentives from other stockholders that could influence its decisions regarding whether and when to cause us to dispose of assets, incur new or refinance existing indebtedness, or take other actions. Additionally, the Voting Trust and the holders of our LT10 and LT50 common stock may cause us to make strategic decisions or pursue acquisitions that could involve risks to you or may not be aligned with your interests.

Additionally, for as long as the Voting Trust holds securities representing at least 50% of the voting power of our outstanding capital stock, our amended and restated certificate of incorporation delegates to the Executive Committee all of the power and authority of the board of directors in the management of our business and affairs, provided that the Executive Committee will not have power or authority in reference to (i) matters that must be approved by the Audit Committee of the board, (ii) matters that must be approved by a committee qualified to grant equity to persons subject to Section 16 of the Exchange Act for purposes of exempting transactions pursuant to Section 16b-3 thereunder, (iii) matters required under Delaware law to be approved by the full board of directors, or (iv) as otherwise required by SEC rules and the rules of             . The members of the Executive Committee are expected to be directors who may also our employees, and the Executive Committee will initially consist of                ,                ,                ,                 and                . See “Management—Committees of our board of directors”.
The concentrated control is also likely to have the effect of limiting the likelihood of an unsolicited merger proposal, unsolicited tender offer, or proxy contest for the removal of directors. As a result, our governance structure and the Voting Trust may have the effect of depriving our stockholders of an opportunity to sell their shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.
Delaware law could also require holders of our LT10 and LT50 common stock to vote separately as a single class in the event we seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our common stock or in a manner that alters or changes the powers, preferences or special rights of LT10 or LT50 common stock in a manner that affects its holders adversely. Future transfers by holders of LT10 and LT50 common stock may result in those shares converting on a one-for-one basis to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those holders of LT10 and LT50 common stock who retain their shares.
We are a “controlled company” within the meaning of the                 listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
After this offering, the Voting Trust will control a majority of the voting power of our outstanding common stock. As a result, we will qualify as a “controlled company” within the meaning of the corporate governance standards of                . Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors, and the requirement that we have a compensation committee that is composed entirely of independent directors.
Following this offering, we intend to rely on some or all of these exceptions. As a result, we will not have a majority of independent directors and we will not have a compensation and nominating and corporate governance committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                .
The multiple class structure of our common stock features certain provisions that are novel or uncommon among other corporations with multiple class structures.
A number of provisions relating to the multiple class structure of our common stock are novel or uncommon among other corporations with multiple class structures. For example, whenever a holder of LT10 or LT50 common stock desires to transfer or convert shares of his or her LT10 or LT50 common stock, our amended and restated certificate of incorporation and the Voting Trust Agreement contain certain provisions that require, subject to certain exceptions, the trustees of the Voting Trust to attempt to find a holder of shares of Class A common stock to exchange such shares for such shares of LT10 or LT50 common stock, and such shares of LT10 or LT50 common stock will only convert into shares of

Class A common stock if no such Class A stockholder is identified. As a result, shares of our LT10 and LT50 common stock may convert into shares of Class A common stock at a slower rate.
We cannot predict the impact our capital structure, governance structure, and the concentrated control by the Voting Trust may have on our stock price or business.
We cannot predict whether our multiple share class capital structure, combined with the concentrated control by the Voting Trust and other aspects of our governance structure, will result in a lower trading price or greater fluctuations in the trading price of our Class A common stock, or will result in adverse publicity or other adverse consequences. The holding of low-voting stock, such as our Class A common stock, may not be permitted by the investment policies of certain institutional investors or may be less attractive to the portfolio managers of certain institutional investors. For example, in July 2017, FTSE Russell, a provider of widely followed stock indexes, stated that it plans to require new constituents of its indexes to have at least five percent of their voting rights in the hands of public stockholders. In addition, in July 2017, S&P Dow Jones, another provider of widely followed stock indexes, stated that companies with multiple share classes will not be eligible for certain of their indexes. As a result, our Class A common stock will likely not be eligible for these stock indexes. We cannot assure you that other stock indexes will not take a similar approach to FTSE Russell or S&P Dow Jones in the future. Exclusion from indexes could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.
Risks related to this offering and ownership of our Class A common stock
No public market for our Class A common stock currently exists, and an active trading market may not develop or be sustained following this offering.
Prior to this offering, there has been no public market for our Class A common stock. Although we have applied to have our Class A common stock listed on the                , an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price was determined by negotiations between us and the underwriters and may not be indicative of the future prices of our Class A common stock.
Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.
The market price of our Class A common stock is likely to be volatile and could be subject to wide fluctuations in response to the risk factors described in this prospectus, and others beyond our control, including:
•the impact of the COVID-19 pandemic and the end of the COVID-19 pandemic;
•actual or anticipated fluctuations in our results of operations;
•our actual or anticipated operating performance and the operating performance of our competitors;
•changes in the financial projections we provide to the public or our failure to meet these projections;
•failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;
•any major change in our board of directors, management, or key personnel;

•price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•the economy as a whole in the United States and internationally, and market conditions in our industry;
•rumors and market speculation involving us or other companies in our industry;
•announcements by us or our competitors of significant innovations, new products, services, features, integrations, or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;
•the legal and regulatory landscape and changes in the application of existing laws or adoption of new laws that impact our business;
•legal and regulatory claims, litigation, or pre-litigation disputes and other proceedings;
•changes in our capital structure;
•other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and
•sales or expected sales of our Class A common stock by us, our officers, directors, principal stockholders and employees.
If the market price of our Class A common stock after this offering does not exceed the initial public offering price, you will not realize any return on your investment in us and will lose some or all of your investment. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our Class A common stock shortly following the listing of our Class A common stock on the                 as a result of the supply and demand forces described above. In the past, stockholders have instituted securities class action litigation following periods of stock volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, results of operations and financial condition.
Future sales of our Class A common stock in the public market could cause our share price to fall.
Sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that these sales might occur in large quantities, could cause the market price of our Class A common stock to decline and could impair our ability to raise capital through the sale of additional equity securities. Upon the completion of this offering, we will have                 shares of Class A common stock outstanding, approximately                 shares of LT10 common stock outstanding and approximately                 shares of LT50 common stock outstanding.
All of our directors and officers and the holders of            of our capital stock and securities convertible into our capital stock are subject to lock-up agreements that restrict their ability to transfer shares of our capital stock for            days from the date of this prospectus. These lock-up agreements limit the number of shares of capital stock that may be sold immediately following this offering. Subject to certain limitations, approximately                shares of Class A common stock will become eligible for sale upon expiration of the           -day lock-up period. J.P. Morgan Securities LLC may, in their sole discretion, permit our stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements. Our amended and restated certificate of incorporation imposes additional transfer restrictions on shares of our LT10 and LT50 common stock, as described under "Description of capital stock."

All of the Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act (“Rule 144”).
In addition, there were                shares of Class A common stock issuable upon the exercise of options and RSUs outstanding as of               , 2021. We intend to register all of the shares of Class A common stock issuable upon exercise of outstanding options, RSUs or other equity incentives we may grant in the future, for public resale under the Securities Act. The shares of Class A common stock will become eligible for sale in the public market to the extent such options, RSUs or other equity awards are exercised, subject to the lock-up agreements described above and compliance with applicable securities laws.
We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our Class A common stock to decline.
Increases in interest rates may cause the market price of our Class A common stock to decline.
Interest rates are at or near record lows. Increases in interest rates may cause a corresponding decline in demand for equity investments. Any such increase in interest rates or reduction in demand for our Class A common stock resulting from other relatively more attractive investment opportunities may cause the market price of our Class A common stock to decline.
Our management has broad discretion in the use of the net proceeds received by us from this offering and may not use the net proceeds effectively.
Our management will have broad discretion in the application of the net proceeds received by the Company in connection with this offering, which may include working capital, operating expenses and capital expenditures. We cannot specify with certainty the uses to which we will apply these net proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to pursue our growth strategies and expand our business.
We do not intend to pay dividends for the foreseeable future.
We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Our current indebtedness, including our loan and security agreement with CIBC, contains, and our future indebtedness may contain, restrictions on our ability to pay cash dividends on our capital stock. Any determination to pay dividends in the future will be at the discretion of our Executive Committee, for as long as the Voting Trust controls a majority of the voting power of our outstanding common stock, and at the discretion of our board of directors thereafter. Accordingly, investors in our Class A common stock must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution.
The offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock, which was $              per share of our Class A common stock as of                    , 2021. As a result, you will incur immediate and substantial dilution in net tangible book value when you buy our Class A common stock in this offering. This means that you will pay a higher price per share than the amount of our total tangible assets, less our total liabilities, divided by the number of shares of all of our common stock outstanding. In addition, you may also experience additional dilution if options or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted or we issue additional shares of our common stock at prices lower than our net tangible book value at such time. See “Dilution.”

Future sales and issuances of our Class A common stock or rights to purchase our Class A common stock, including pursuant to our equity incentive plans, or other equity securities or securities convertible into our Class A common stock, could result in additional dilution of the percentage ownership of our stockholders and could cause the stock price of our Class A common stock to decline.
We may issue additional securities following the completion of this offering. In the future, we may sell Class A common stock, convertible securities, or other equity securities, including preferred securities, in one or more transactions at prices and in a manner we determine from time to time. We also expect to issue Class A common stock to employees, consultants and directors pursuant to our equity incentive plans. If we sell Class A common stock, convertible securities, or other equity securities in subsequent transactions, or Class A common stock or LT10 or LT50 common stock is issued pursuant to equity incentive plans, investors may be materially diluted. New investors in subsequent transactions could gain rights, preferences and privileges senior to those of holders of our Class A common stock.
Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt and could also reduce the market price of our Class A common stock.
Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, contain and Delaware law contains provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:
•authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;
•eliminating the ability of our stockholders to take action by consent in lieu of a meeting following the date on which the Voting Trust holds less than a majority of the voting power of our outstanding capital stock;
•requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;
•providing to our board of directors the exclusive right to determine the size of the board, and providing that any vacancies or newly created seats on the board may only be filled by the board of directors, unless the board determines that such vacancies be filled by the stockholders;
•maintaining our current multi-class structure; and
•limiting the liability of, and providing indemnification to, our directors and officers.
These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.
As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.
Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our Class A common stock. For more information, see the section titled "Description of Capital Stock—Anti-Takeover provisions."

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus is a part, provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.
In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered or intend to enter into with our directors and officers provide that:
•we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;
•we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;
•we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;
•the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and
•we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.
While we have procured directors’ and officers’ liability insurance policies, such insurance policies may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability that may be imposed.
Our amended and restated certificate of incorporation will provide for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by any of our current or former directors, officers, other employees, agents or stockholders to us or our stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or any action asserting a claim against us that is governed by the internal affairs doctrine of the State of Delaware; provided that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, or employees arising under the Securities Act.
We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, results of operations and financial condition.
General risk factors
Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.
Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board ("FASB"), the American Institute of Certified Public Accountants, the Securities and Exchange Commission ("SEC") and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.
We are an emerging growth company under the JOBS Act, and we are permitted to rely on exemptions from certain disclosure requirements. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, which could be as long as five years following the completion of our listing on the         , we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved, and extended transition periods for complying with new or revised accounting standards. We cannot predict if investors will find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and the trading price of our Class A common stock may be more volatile.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.
As a public company, we are subject to the reporting requirements of the Exchange Act, the listing standards of            and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems and resources. Furthermore, several members of our management team do not have prior experience in running a public company. For example, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company that is subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly members who can serve on our audit committee, and qualified executive officers. As a result of the disclosure obligations required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations and financial condition would be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and harm our business, results of operations and financial condition.
If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our company may change their recommendations regarding our company, and our stock price could decline.

Cautionary note regarding forward-looking statements
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•the effects of the COVID-19 pandemic and the end of the COVID-19 pandemic on our business, results of operations and financial condition, and the global economy generally;
•our expectations regarding our financial performance and future operating performance;
•our ability to attract and retain members, expand usage of our platform, sell subscriptions to our platform and convert individuals and organizations into paying customers;
•the timing and success of new features, integrations, capabilities and enhancements by us, or by competitors to their products, or any other changes in the competitive landscape of our market;
•the amount and timing of operating expenses and capital expenditures that we may incur to maintain and expand our business and operations to remain competitive;
•the sufficiency of our cash, cash equivalents and investments to meet our liquidity needs;
•our ability to make required payments under and to comply with the various requirements of our current and future indebtedness;
•our ability to effectively manage our exposure to fluctuations in foreign currency exchange rates;
•the increased expenses associated with being a public company;
•the size of our addressable markets, market share and market trends;
•anticipated trends, developments and challenges in our industry, business and the highly competitive markets in which we operate;
•our expectations regarding our income tax liabilities and the adequacy of our reserves;
•our ability to effectively manage our growth and expand our infrastructure and maintain our corporate culture;
•our ability to identify, recruit and retain skilled personnel, including key members of senior management;
•the safety, affordability and convenience of our platform and our offerings;
•our ability to successfully defend litigation brought against us;
•our ability to successfully identify, manage and integrate any existing and potential acquisitions of businesses, talent, technologies or intellectual property;
•general economic conditions in either domestic or international markets, including the societal and economic impact of the COVID-19 pandemic, and geopolitical uncertainty and instability;

•our protections against security breaches, technical difficulties, or interruptions to our platform;
•our ability to maintain, protect and enhance our intellectual property; and
•our intended use of the net proceeds from this offering.
We caution you that the foregoing list does not contain all of the forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts and projections about future events and trends that we believe may affect our business, results of operations, financial condition and prospects. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Market and industry data
This prospectus contains estimates, projections, and other information concerning our industry and our business, as well as data regarding market research, estimates, and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk factors.” Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from sources which we paid for, sponsored, or conducted, unless otherwise expressly stated or the context otherwise requires. While we have compiled, extracted and reproduced industry data from these sources, we have not independently verified the data. Forecasts and other forward-looking information with respect to industry, business, market and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Special note regarding forward-looking statements.”

Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $              , or $              if the underwriters exercise their option to purchase additional shares of Class A common stock in full, based upon an assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive proceeds from the sale of Class A common stock sold by the selling stockholders in this offering.
Each $1.00 increase or decrease in the assumed initial public offering price per share of $              , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $              million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease, as applicable, in the number of shares of Class A common stock offered by us in this offering would increase or decrease the net proceeds to us from this offering by approximately $              million, assuming that the initial public offering price per share remains at $              , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility and to create a public market for our common stock.
We currently intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures.
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.
Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term investments, interest-bearing investments, investment-grade securities, government securities and money market funds.

Capitalization
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021:
•on an actual basis;
•on a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 4,203,139 shares of our Class A common stock immediately prior to the completion of this offering; (ii) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of Class A common stock, which will occur in connection with the filing and effectiveness of an amendment to our current amended and restated certificate of incorporation immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus is a part; (iii) the completion of the Exchange Offer, pursuant to which an aggregate of               shares of our Class A common stock will be exchanged for               and               newly issued shares of our LT10 and LT50 common stock, respectively; (iv) the exercise of               outstanding stock options pursuant to the Option Exercise, which will occur prior to the completion of the Exchange Offer; and (v) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and
•on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments described above and (ii) the issuance and sale by us of               shares of Class A common stock in this offering at an assumed initial public offering price of $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
You should read this information in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s discussion and analysis of financial condition and results of operations” section and other financial information contained in this prospectus.

	As of March 31, 2021
	Actual	Pro forma	Pro forma as adjusted(1)
(in thousands, except share and per share data)

Cash and cash equivalents	$41,926	$41,926
Long-term debt	$	$	$
Convertible preferred stock, $0.0001 par value; shares authorized, shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	45,105	—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Class A common stock, $0.0001 par value;            shares authorized,            shares issued and outstanding, actual;            shares authorized,            shares issued and outstanding, pro forma;            shares authorized,            shares issued and outstanding, pro forma as adjusted

LT10 common stock, $0.0001 par value;            shares authorized,            shares issued and outstanding, actual;            shares authorized,            shares issued and outstanding, pro forma;            shares authorized,            shares issued and outstanding, pro forma as adjusted

LT50 common stock, $0.0001 par value;            shares authorized,            shares issued and outstanding, actual;            shares authorized,            shares issued and outstanding, pro forma;             shares authorized,            shares issued and outstanding, pro forma as adjusted

Additional paid-in capital	22,147	67,251
Accumulated other comprehensive loss	—	—
Accumulated deficit	(44,305)	(44,305)
Total stockholders’ equity (deficit)	(22,158)	22,947
Total capitalization	$	$	$

(1)Each $1.00 increase or decrease in the assumed initial public offering price per share of $             , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $           million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares offered in this offering would increase or decrease, as applicable, each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $           million, assuming that the initial public offering price per share remains at $            , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The number of shares of our common stock issued and outstanding, pro forma and pro forma as adjusted in the table above, is based on            shares of Class A Common Stock (including all shares of our convertible preferred stock on an as-converted basis),            shares of LT10 common stock and            shares of LT50 common stock as of            , 2021, and excludes:
•warrants to purchase 30,000 shares of our common stock at $0.68 per share and 13,008 shares of our common stock at $5.30 per share, all of which will automatically convert into warrants to purchase an aggregate of 43,008 shares of Class A common stock upon the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class A common stock;
•            shares of            common stock issuable upon exercise of outstanding stock options granted under our              Plan, with a weighted-average exercise price of $           per share;
•            shares of Class A common stock reserved for future issuance under our              Plan; and
•            ,            and            shares of Class A, LT10 and LT50 common stock, respectively, issuable upon the vesting of RSUs outstanding as of            , 2021.

Dividend policy
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on any class of our common stock in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors (or duly authorized committee thereof, including our Executive Committee), subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness, including our loan and security agreement with Canadian Imperial Bank of Commerce. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, and other factors that our Executive Committee or our board of directors may deem relevant. The holders of our Class A, LT10 and LT50 common stock are entitled to receive dividends if, as and when declared from time to time by our board of directors out of legally available funds.
Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk factors—Risks relating to the multiple class structure of our common stock and the Voting Trust Agreement — We do not intend to pay dividends for the foreseeable future.”

Dilution
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A, LT10 and LT50 common stock immediately after this offering.
Our historical net tangible book value as of December 31, 2020 was $            , or $            per share. Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding.
Our pro forma net tangible book value as of December 31, 2020 was $         million, or $          per share. Pro forma net tangible book value per share is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding, after giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock into shares of Class A common stock immediately prior to the completion of this offering, and (ii) the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class A common stock immediately followed by the completion of the Exchange Offer, which will occur immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus is a part.
Our pro forma as adjusted net tangible book value as of December 31, 2020, after giving effect to this offering would have been $           million, or $          per share of common stock. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $          per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $          per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution:

Assumed initial public offering price per share of Class A common stock	$	$
Historical net tangible book value per share as of December 31, 2020
Pro forma increase in net tangible book value per share as of December 31, 2020
Pro forma net tangible book value per share of December 31, 2020 Increase in pro forma net tangible book value per share attributable to investors purchasing shares of Class A common stock in this offering
Pro forma as adjusted net tangible book value per share	$	$
Dilution per share to new investors participating in this offering	$	$

A $1.00 increase or decrease in the assumed initial public offering price of $          per share, which is the midpoint of the price range listed on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value per share after this offering by approximately $          , and dilution in pro forma as adjusted net tangible book value per share to new investors by approximately $          , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, the pro forma as adjusted net tangible book value after the offering would be $          per share, the increase in pro forma as adjusted net tangible book value per share to existing stockholders would be $         per share and the dilution in pro forma as adjusted net tangible book value to new investors would

be $          per share, in each case assuming an initial public offering price of $          per share, which is the midpoint of the price range listed on the cover page of this prospectus.
The following table presents, as of December 31, 2020, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock, cash received from the exercise of stock options and the average price per share paid or to be paid to us at the assumed initial public offering price of $          per share, which is the midpoint of the price range listed on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration
	Number	Percent	Amount	Percent	Weighted-average price per share
Existing stockholders before this offering(1)		%	$	%	$
New investors purchasing shares in this offering					$
Total		100%	$	100%

(1)The presentation in this table regarding ownership by existing stockholders does not give effect to any purchases that existing stockholders may make in this offering.
Each $1.00 increase or decrease in the assumed initial public offering price of $          per share would increase or decrease, as applicable, the total consideration paid by new investors and the total consideration paid by all stockholders by $           million, assuming the number of shares offered by us remains the same and after deducting underwriting discounts and commissions but before estimated offering expenses.
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of our Class A common stock.
The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on          shares of Class A common stock (including all shares of our convertible preferred stock on an as-converted basis),          shares of LT10 common stock and          shares of LT50 common stock outstanding as of          , 2021 and excludes:
•warrants to purchase 30,000 shares of our common stock at $0.68 per share and 13,008 shares of our common stock at $5.30 per share, all of which will automatically convert into warrants to purchase an aggregate of 43,008 shares of Class A common stock upon the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class A common stock;
•          shares of          common stock issuable upon exercise of outstanding stock options granted under our              Plan, with a weighted-average exercise price of $         per share;
•          shares of Class A common stock reserved for future issuance under our              Plan; and
•          ,          and          shares of Class A, LT10 and LT50 common stock, respectively, issuable upon the vesting of RSUs outstanding as of          , 2021.
To the extent that any outstanding options are exercised or new options are issued under the equity benefit plans, or we issue additional shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our capital stock in the future, there will be further dilution to investors purchasing shares of common stock in this offering.

Selected consolidated financial and other data
The following tables set forth our selected consolidated statements of income and consolidated balance sheet data for the periods and as of the dates indicated. The selected consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements elsewhere in this prospectus. The selected consolidated statements of operations for the three months ended March 31, 2020 and 2021 and the selected consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited consolidated financial statements elsewhere in this prospectus. We have prepared the unaudited interim consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the information set forth in those consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected for any other period in the future, and the results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the full year ending December 31, 2021, or any other future period. You should read the following selected consolidated financial data in conjunction with the section entitled “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of our future results.

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
Consolidated statements of income:	(in thousands, except share and per share data)
Revenue	$80,460	$88,072	$21,888	$29,720
Operating expenses:
Employee and employee related	30,194	46,379	7,355	7,664
Cost of revenue, net	18,682	17,122	4,541	4,486
General and administrative	8,585	13,030	2,362	3,862
Sales and marketing	21,752	5,871	2,356	2,166
Total operating expenses	79,213	82,402	16,614	18,178
Income from operations	1,247	5,670	5,274	11,542
Interest and other expenses, net	(2,757)	(2,718)	(764)	(737)
(Loss) income before income taxes	(1,510)	2,952	4,510	10,805
Benefit (provision) for income taxes	2,751	(4,662)	(1,224)	(2,762)
Net income (loss)	$1,241	$(1,710)	$3,286	$8,043

Less: income allocated to participating securities	(1,241)	—	(2,785)	(5,547)
Net income (loss) attributable to common stockholders	$—	$(1,710)	$501	$2,496
Net income (loss) per share attributable to common stockholders:
Basic	$—	$(0.62)	$0.19	$0.85
Diluted	$—	$(0.62)	$0.15	$0.62
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders:
Basic	2,592,189	2,742,448	2,661,851	2,952,241
Diluted	2,592,189	2,742,448	3,339,646	4,057,634

Net income (loss) attributable to common stockholders		$(1,710)		$2,496
Pro forma adjustment on undistributed income allocated to participating securities(1)		—		5,547
Pro forma net income (loss) attributable to common stockholders, basic and diluted		$(1,710)		$8,043
Pro forma net income (loss) per share attributable to common stockholders:
Basic		$(0.25)		$1.12
Diluted		$(0.25)		$0.97
Weighted-average shares of common stock used to compute pro forma net income (loss) per share attributable to common stockholders:
Basic		6,945,587		7,155,380
Diluted		6,945,587		8,260,773

(1)The pro forma adjustment on undistributed income allocated to participating securities is the add back of undistributed earnings for the period allocated to convertible preferred stockholders up to the amount of the undeclared stated dividends for the period. As all convertible preferred stockholders convert to common stockholders upon the initial public offering, any undistributed earnings allocated to participating securities will not apply to the pro forma period as no participating securities exist in the pro forma.

	As of December 31,		As of March 31,
	2019	2020	2021
Consolidated balance sheet data:	(in thousands)
Cash and cash equivalents	$9,990	$34,401	$41,926
Working capital (1)	5,905	24,464	33,064
Total assets	76,596	87,733	98,536
Total liabilities	79,955	73,664	75,589
Convertible preferred stock, par value $.0001; 4,203,139 shares authorized, issued and outstanding at December 31, 2019 and 2020 (aggregate liquidation preference of $24,929,457 at December 31, 2019 and 2020)	45,105	45,105	45,105
Accumulated deficit	(50,638)	(52,348)	(44,305)
Total stockholders' deficit	(48,464)	(31,036)	(22,158)

(1)We define working capital as current assets less current liabilities. See our audited consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.
Key business metrics and non-GAAP financial measures
We review the following key metrics and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Accordingly, we believe that these key business metrics and non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team. These key business metrics and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled metrics or measures presented by other companies.
Paid members
We believe that our ability to increase the number of paid members on our platform will drive our success as a business. Companies pay for subscriptions on behalf of employees and contractors who use the platform, whom we refer to as paid members. We define paid members as the average number of users (employees, contractors, volunteers, team members, etc.) who are billed on Collect or Control plans during any particular quarter. For SMBs or sole proprietors with only one employee, the business owner may also be the only paid member.
The number of paid members on our platform grew each quarter through March 31, 2020, when the COVID-19 pandemic severely impacted the operations of our customers and SMBs broadly, and greatly reduced business travel, which has traditionally been a significant driver of expenses on our platform. While the full lasting impact of the COVID-19 pandemic on the global economy and SMBs in particular remains uncertain, there have been signs of recovery as the economy has slowly reopened. See the section titled “Impact of COVID-19” below for additional information.

The following table sets forth the average number of paid members for quarters ended March 31, 2018 through March 31, 2021.

Quarter ended	Paid members (in thousands)
March 31, 2018	406
June 30, 2018	448
September 30, 2018	487
December 31, 2018	536
March 31, 2019	580
June 30, 2019	626
September 30, 2019	666
December 31, 2019	719
March 31, 2020	748
June 30, 2020	641
September 30, 2020	646
December 31, 2020	662
March 31, 2021	650

Non-GAAP cost of revenue
GAAP cost of revenue, net primarily consists of expenses related to hosting the Company's service, including the costs of data center capacity, credit card processing fees, third-party software license fees, outsourcing costs to support customer service, and outsourcing costs to support and process the SmartScan technology, net of consideration from a vendor. Additional costs include amortization expense on capitalized software development costs. Cost of revenue, net excludes all Expensify employee costs including employee costs related to supporting customers. Expensify employee costs are excluded from GAAP cost of revenue because prior to June 2020, we did not have a system in place that accurately tracked employee time spent supporting customers.
We use Concierge, our proprietary customer support AI engine, to respond to members and help resolve their questions. The majority of customer and member questions are addressed by outsourced agents. The cost associated with our outsourced agents is reported in GAAP cost of revenue, net. When customer inquiries reach a complexity or criticality that merits the attention of a full-time employee, it is escalated accordingly. These full time Expensify employees do not spend all or even most of their time supporting these customers, but have other responsibilities often including product management and operations. We believe that this approach to customer support allows us to stay close to our members and understand unanticipated, real world complexities in our application. Due to the employees' mixed roles, we allocate employee costs between customer support and other functions to arrive at a Non-GAAP cost of revenue.
Non-GAAP cost of revenue includes allocated proportions of employee compensation, which includes cash and stock-based compensation, based on our estimate of the hours spent by full time employees on customer support. After introducing our First Responder tier for Concierge in 2018, our operational efficiency improved through June 2020 as we became more efficient at supporting our customers. From June 2020 onwards, we have accurate data on the hours spent by full time employees in Concierge answering customer queries. To arrive at Non-GAAP cost of revenue, we start by estimating that all Expensify employees involved in customer support spent all of their workweek on customer support in January 2019, when the system was relatively inefficient. From there onwards, we interpolate on a straight-line basis, month over month to reach their recorded percentage of time spent on customer support as of June 2020. We consider Non-GAAP cost of revenue to be an important measure because it more accurately reflects the operating costs associated with growing our business than GAAP cost of revenue, net. We have relatively few employees compared to our peers of similar revenue size, which requires us to efficiently manage our resource allocation and employee time and focus. Non-GAAP cost of revenue is how we track our success in those efforts.

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands)
Non-GAAP cost of revenue	$25,112	$19,615	$5,456	$4,842

Adjusted EBITDA and adjusted EBITDA margin
We define adjusted EBITDA as net income from operations excluding provision for income taxes, interest and other expenses, net, depreciation and amortization and stock based compensation. We define adjusted EBITDA margin as adjusted EBITDA divided by total revenue for the same period. We are focused on profitable growth and we consider adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands, except percentages)
Adjusted EBITDA	$7,579	$26,755	$6,712	$13,422
Adjusted EBITDA margin	9%	30%	31%	45%

Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under GAAP. There are a number of limitations related to the use of non-GAAP financial measures versus comparable financial measures determined under GAAP. For example, other companies in our industry may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of these non-GAAP financial measures as analytical tools. Investors are encouraged to review the related GAAP financial measures and the reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures and to not rely on any single financial measure to evaluate our business.
The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures:
Non-GAAP cost of revenue

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands)
GAAP cost of revenue, net	$18,682	$17,122	$4,541	$4,486
Cost of revenue allocation	6,430	2,493	915	356
Non-GAAP cost of revenue	$25,112	$19,615	$5,456	$4,842

Adjusted EBITDA and adjusted EBITDA margin

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands, except percentages)
Net income (loss)	$1,241	$(1,710)	$3,286	$8,043
Net income (loss) margin	2%	(2)%	15%	27%
Add:
(Benefit) provision for income taxes	(2,751)	4,662	1,224	2,762
Interest and other expenses, net	2,757	2,718	764	737
Depreciation and amortization	2,845	3,248	839	1,170
Stock based compensation	3,487	17,837	599	710
Adjusted EBITDA	$7,579	$26,755	$6,712	$13,422
Adjusted EBITDA margin	9%	30%	31%	45%

For additional information about our key business metrics and non-GAAP financial measures, please see the section titled “Management’s discussion and analysis of financial condition and results of operations—Key business metrics and non-GAAP financial measures.”

Management's discussion and analysis of financial condition and results of operations
You should read the following discussion and analysis of our financial condition and results of operations together with “Selected consolidated financial and other data” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk factors” and in other parts of this prospectus.
Overview
Expensify is a cloud-based expense management software platform that helps the smallest to the largest businesses simplify the way they manage money. Every day, people from all walks of life in organizations around the world use Expensify to scan and reimburse receipts from flights, hotels, coffee shops, office supplies and ride shares. Since our founding in 2008, we have added over 10 million members to our community and processed and automated over 1.1 billion expense transactions on our platform, freeing people to spend less time managing expenses and more time doing the things they love. In March 2021 alone, over 660,000 paid members across 55,000 companies and over 200 countries and territories used Expensify to make money easy.
Our business model
Our employee-centric product strategy, viral and bottom-up business model, word-of-mouth adoption and unique company culture come together to drive value for our members and a competitive advantage for us. We believe that if we remain hyper-focused on our end-user members, and build great products, our members will continue to drive adoption.
We believe our approach is effective because we enable a self-service, low-friction model that makes it simple for anyone to try and use our platform and then easily share it with others. Anyone can easily download our application or go to our website and sign up for free on their own, and later upgrade to a paid subscription for advanced features. The adoption of Expensify within an organization typically starts with the individual employee, who downloads our mobile application for free and uses it to easily submit expenses to their manager with a few taps. After the employee realizes the benefits of our platform, they become a champion of Expensify and spread it internally to other employees – as well as to their friends in other companies. With multiple employees using Expensify, and valuable features simplifying the manager’s job, the decision maker often purchases a subscription to Expensify and becomes a paying customer with a few members. Our usage within an organization expands further as the company adds members and adopts new features such as the Expensify Card or Bill Pay. In 2020, 59% of our revenue can be attributed to an instance where an employee used our application before the purchaser, and recommended it to their manager. Most of the remaining 41% of our revenue is attributed to instances where the decision maker institutes Expensify within the organization after learning about it through word-of-mouth, brand recognition, or referral from their accountant – through our ExpensifyApproved! Partner Program, we train and support accountants who then encourage their customers to use Expensify.
Though we offer onboarding and ongoing support to everyone, our members and customers generally prefer to take advantage of our self-service options. We have developed Concierge, our customer support engine, to make handling customer support inquiries much more efficient. Concierge is powered by AI-assisted customer support agents, with different levels of skill and training, spread out across the world. Our product managers use the information we gather from Concierge to remain closely in tune with customer needs and guide our future platform roadmap.

We primarily generate revenue from annual subscriptions to our cloud-based platform, driven by the number of paid members active on a monthly basis. Individuals or companies pay for subscriptions on behalf of themselves, their employees and contractors, who we collectively refer to as members. We define a customer as any member who pays for themselves and zero or more other members, grouped into one or more "expense policies". This might be an individual, an entire company, or a department of a larger company. The definition of customer inherently excludes sole proprietors on Track or Submit plans.
Our subscriptions for individuals include our Track and Submit plans, which include an optional paid monthly upgrade for anyone wishing to SmartScan more than 25 receipts in a given month. These subscriptions are billed monthly, irrespective of activity:
•Track. Our free Track plan comes with our SmartScan receipt scanning functionality and is used primarily by individuals and sole-proprietors to streamline their receipt and mileage tracking.
•Submit. Our free Submit plan includes the same functionality in Track, and also adds the ability to automatically submit expense reports to anyone for reimbursement.
Our Collect and Control plans can be purchased by teams, organizations and companies following a free trial. We bill customers on Collect and Control plans at the start of each month based on the number of policy members who were active in the previous month. Each customer has either a "pay per use" plan in which they are billed a flat rate for each active member, or an "annual" plan where they commit to a minimum number of monthly seats in exchange for a lower subscription rate. Collect and Control customers can access lower rates if they spend on the Expensify Card:
•Collect. Our Collect plan enables our members to integrate with popular small business accounting systems, configure simple expense report approval workflows, as well as reimburse employees, contractors and volunteers via Direct Deposit ACH.
•Control. Our Control plan, which is by far our most popular plan, includes everything in Collect and adds the ability to configure rules-based approval workflows, and integrate with financial, travel, HR and other internal systems commonly used by mid-market and enterprise companies.
We fully launched the Expensify Card in 2020 and, despite pullback in corporate expenses with the COVID-19 pandemic, customers have begun to adopt the card. We monetize transactions from the Expensify Card by receiving a percentage of the interchange for all spend on the card. As we expand our platform, we intend to increase the number of integrations and to more actively promote the Expensify Card with complementary use cases beyond expense management to both new and existing customers to drive increased adoption.
Through our pricing, we aim to encourage viral adoption of Expensify, make it easy for SMBs to become customers, and encourage customers to commit to annual subscriptions as well as adopt the Expensify Card. To encourage viral adoption, we offer viral features that are free and accessible without a paid subscription because using the feature has the secondary effect of promoting Expensify. For example, individual employees download the Expensify app, for free, and use it to submit their expenses to their bosses – turning every expense report into a highly targeted marketing message, straight to a decision maker. To lower the barrier for companies to adopt Expensify, we offer customers free trials, and lower subscription rates to customers who commit to an annual subscription and/or adopt the Expensify card.
Key factors affecting our performance
Our future performance will depend on many factors, including the following:
Investing in Product-Led Growth
We are focused on continuing to grow the number of paid members on our platform. Relative to other software companies, we invest more in product development and less in sales. This investment in product allows us to develop easy-to-use but powerful features that encourage adoption of our platform. Our ability to grow our paid members depends on our viral, “bottom-up” adoption cycle that starts with an individual employee. After downloading our free app to submit expenses and realizing the benefits of Expensify, our enthusiastic members champion our platform internally, spread it via word-of-mouth or invites to other employees and often convince decision makers to adopt Expensify company-wide. In 2020, 59% of our revenue can be attributed to an instance where an employee used our application first and recommended it to their manager. While we had over 660,000 monthly paid members in the month ended March 31, 2021, we believe we have significant greenfield opportunities. In order to continue to grow, we believe we must continue prioritizing investments in our platform to delight our members and drive viral expansion.
Continuing to Convert Freemium to Paid Members
Our success depends on converting users who try the free aspects of the Expensify platform into paid members. While our viral model means that employees or contractors often introduce Expensify into SMBs, companies subscribe and pay for the majority of our paid members.
Investing to Maintain Market Consensus
Our viral and word-of-mouth adoption model is effective in part because we have established ourselves as a recognized leader in expense management for SMBs. We deploy large scale brand advertising to promote our platform superiority and create market consensus that Expensify is the category leader for expense management software. We believe this enables us to focus on creating great viral features for our members rather than relying on low-margin, unscalable activities of traditional sales and marketing to drive customer acquisition.
Retaining Existing Customers
Expense management touches many functions across a company. To provide a seamless experience for our customers, we integrate with accounting, ERP and travel software used by SMBs and their employees every day. We also have frictionless integrations with many of the technology providers that generate the most receipts for our members, such as Uber and Lyft. Expensify delivers an expense management platform that we believe customers like, and that embeds us within organizations. Because of these two factors, we have historically enjoyed high customer retention rates that often outperform enterprise retention rates. We believe an additional factor that drives our retention rates is that SMBs generally re-evaluate their technology solutions less frequently, and as such, there is rarely a conscious choice to choose to continue using Expensify for another year.
Gross logo retention and net seat retention are important indicators of customer satisfaction and usage of our platform. We calculate our gross logo retention rate as of the end of a period by using (a) the number of distinct companies who have ever had 5 or more paid members paying for a subscription during the period ending one year prior as the denominator and (b) the number of those same companies that are still paying for at least 1 subscription during the more recent period as the numerator. In 2019 and 2020, our annual gross logo retention was 88% and 86%, respectively. We calculate our net seat retention rate as of the end of a period by using (a) the number of paid member seats from companies who have ever had 5 or more paid members paying for a subscription during the period ending one year prior as the denominator and (b) the number of paid member seats at those same companies during the more recent period as the numerator. In 2019 and 2020, our net seat retention was 119% and 98%, respectively. The COVID-19 pandemic impacted our retention as our customers ceased (or paused) operations, and scaled back usage of our platform as their business travel and other expenses declined. Our growth will depend on our ability to continue to retain existing customers.
Introducing Features to Expand Our Relationship with Existing Customers
We fully launched the Expensify Card in 2020 and, despite pullback in corporate expenses with the COVID-19 pandemic, customers have begun to adopt the card. Going forward, we intend to more actively promote the Expensify Card to both new and existing customers to drive increased adoption. Outside of the Expensify Card, we have invested, and will continue to invest, in developing features complementary and adjacent to expense management. At most companies, not every employee generates expenses that would be submitted via an expense report on a monthly basis. As we add additional features that are used by all employers, we have the potential to monetize the segment of our customers’ employees that are not submitting expense reports.
Impact of COVID-19
As a result of the COVID-19 pandemic, we temporarily closed our offices, asked our employees to work remotely and implemented travel restrictions, all of which represent a disruption in how we operate our business. The operations of our customers, the majority of which are SMBs, have likewise been disrupted. The outsized impact of the pandemic on SMBs was evident in 2020 as an abnormal percentage of our customers stopped adding new members to our platform, ceased (or paused) operations and/or scaled back or terminated subscriptions to the Expensify platform.
Business travel, traditionally a significant driver of expenses on our platform, has been severely curtailed during the pandemic with complex regional effects as lockdowns were put in place and altered rapidly. As a result of the pull-back in travel related expenses and other expenses that were not generated in a work from home environment, many of our customers that remained on our platform had fewer employees incurring expenses on a monthly basis in 2020. After a steady increase in paid members over multiple years (see figure below), the number of paid members on our platform declined 14% from 748,000 in the quarter ended March 31, 2020 to 641,000 in the quarter ended June 30, 2020 and has remained near this level through the quarter ended March 31, 2021. Our activity is still recovering from May 2020 as the United States and certain other parts of the world continue to rebound from COVID-19. The amount of expenses incurred by the paid members remaining on our platform has also declined as a result of the factors stated above. While activity decreased and remains at lower levels than pre-pandemic, our revenue only declined until the quarter ended June 30, 2020. This initial adverse impact on revenue was mitigated by the prevalence of our annual contracts and minimum user requirements in those contracts as well as a price change that became effective in May 2020. We introduced the Expensify Card in 2020, immediately before the pandemic. Given the decline in the volume of expenses and potential customers’ reluctance to adopt a new card in this unusual environment, growth from monetizing the transactions from the Expensify Card has taken longer than anticipated, but the rate of adoption is increasing despite the COVID headwinds.
While the full lasting impact of the COVID-19 pandemic on the global economy and SMBs in particular remains uncertain, we believe that use of our platform will increase as economies reopen and business travel resumes.
While uncertainty remains on many fronts, we are confident that the pandemic has also had a positive impact on the way we operate our business. We have fully embraced the distributed workforce and reimagined how we use our existing office space. As demand for expense management slowed during the pandemic, we invested in building our platform outside of our core expense management features, which will result in a more diversified range of use cases that is better insulated against similar shocks in the future.
See the section titled “Risk factors” for further discussion of the possible impact of the COVID-19 pandemic on our business.
Key business metrics and non-GAAP financial measures
We review the following key metrics and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Accordingly, we believe that these key business metrics and non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team. These key business metrics and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled metrics or measures presented by other companies.

Key business metrics
Paid members
We believe that our ability to increase the number of paid members on our platform will drive our success as a business. Companies pay for subscriptions on behalf of employees and contractors who use the platform, whom we refer to as paid members. We define paid members as the average number of users (employees, contractors, volunteers, team members, etc.) who are billed on Collect or Control plans during any particular quarter. For SMBs or sole proprietors with only one employee, the business owner may also be the only paid member.
The number of paid members on our platform grew each quarter through March 31, 2020, when the COVID-19 pandemic severely impacted the operations of our customers and SMBs broadly, and greatly reduced business travel, which has traditionally been a significant driver of expenses on our platform. While the full lasting impact of the COVID-19 pandemic on the global economy and SMBs in particular remains uncertain, there have been signs of recovery as the economy has slowly reopened. See the section titled “Impact of COVID-19” above for additional information.
The following table sets forth the average number of paid members for quarters ended March 31, 2018 through March 31, 2021.

Quarter ended	Paid members (in thousands)
March 31, 2018	406
June 30, 2018	448
September 30, 2018	487
December 31, 2018	536
March 31, 2019	580
June 30, 2019	626
September 30, 2019	666
December 31, 2019	719
March 31, 2020	748
June 30, 2020	641
September 30, 2020	646
December 31, 2020	662
March 31, 2021	650

Non-GAAP financial measures
Non-GAAP cost of revenue
GAAP cost of revenue, net primarily consists of expenses related to hosting the Company's services, including the costs of data center capacity, credit card processing fees, third-party software license fees, outsourcing costs to support customer service and outsourcing costs to support and process the SmartScan technology, net of consideration from a vendor. Additional costs include amortization expense on capitalized software development costs. Cost of revenue, net excludes all Expensify employee costs including employee costs related to supporting customers. Expensify employee costs are excluded from GAAP cost of revenue because prior to June 2020, we did not have a system in place that accurately tracked employee time spent supporting customers.
We use Concierge, our proprietary customer support AI engine, to respond to members and help resolve their questions. The majority of customer and member questions are addressed by outsourced agents. The cost associated with our outsourced agents is reported in GAAP cost of revenue, net. When customer inquiries reach a complexity or criticality that merits the attention of a full-time employee, it is escalated accordingly. These full time Expensify employees do not spend all or even most of their time supporting these customers, but have other responsibilities often including product management and operations. We believe that this approach to customer support allows us to stay close to our members and understand unanticipated, real world complexities in our application. Due to the employees' mixed roles, we allocate employee costs between customer support and other functions to arrive at a Non-GAAP cost of revenue.
Non-GAAP cost of revenue includes allocated proportions of employee compensation, which includes cash and stock-based compensation, based on our estimate of the hours spent by full time employees on customer support. After introducing our First Responder tier for Concierge in 2018, our operational efficiency improved through June 2020 as we became more efficient at supporting our customers. From June 2020 onwards, we have accurate data on the hours spent by full time employees in Concierge answering customer queries. To arrive at Non-GAAP cost of revenue, we start by estimating that all Expensify employees involved in customer support spent all of their workweek on customer support in January 2019, when the system was relatively inefficient. From there onwards, we interpolate on a straight-line basis, month over month to reach their recorded percentage of time spent on customer support as of June 2020.

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands)
Non-GAAP cost of revenue	$25,112	$19,615	$5,456	$4,842

Adjusted EBITDA and adjusted EBITDA margin
We define adjusted EBITDA as net income from operations excluding provision for income taxes, interest and other expenses, net, depreciation and amortization and stock based compensation. We define adjusted EBITDA margin as adjusted EBITDA divided by total revenue for the same period. We are focused on profitable growth and we consider adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands, except percentages)
Adjusted EBITDA	$7,579	$26,755	$6,712	$13,422
Adjusted EBITDA margin	9%	30%	31%	45%

Limitations and reconciliations of non-GAAP financial measures
Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under GAAP. There are a number of limitations related to the use of non-GAAP financial measures versus comparable financial measures determined under GAAP. For example, other companies in our industry may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of these non-GAAP financial measures as analytical tools. Investors are encouraged to review the related GAAP financial measures and the reconciliations of these non-GAAP financial measures to their most directly comparable GAAP financial measures and to not rely on any single financial measure to evaluate our business.
The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

Non-GAAP cost of revenue

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands)
GAAP cost of revenue, net	$18,682	$17,122	$4,541	$4,486
Cost of revenue allocation	6,430	2,493	915	356
Non-GAAP cost of revenue	$25,112	$19,615	$5,456	$4,842

Adjusted EBITDA and adjusted EBITDA margin

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands, except percentages)
Net income (loss)	$1,241	$(1,710)	$3,286	$8,043
Net income (loss) margin	2%	(2)%	15%	27%
Add:
Provision (benefit) for income taxes	(2,751)	4,662	1,224	2,762
Interest and other expenses, net	2,757	2,718	764	737
Depreciation and amortization	2,845	3,248	839	1,170
Stock based compensation	3,487	17,837	599	710
Adjusted EBITDA	$7,579	$26,755	$6,712	$13,422
Adjusted EBITDA margin	9%	30%	31%	45%

Components of results of operations
Revenue
We generate revenue from subscription fees based on the usage of our expense reporting cloud-based platform under arrangements paid monthly in arrears that are either month-to-month that can be terminated by either party without penalty at any time or annual arrangements based on a minimum number of monthly members. During 2019, annual subscription customers who wished to terminate their contracts before the end of the term were required to pay the remaining obligation in full plus any fees or penalties set forth in the agreement. In May 2020, we updated our terms of service whereby annual contracts became non-cancelable. We charge our customers subscription fees for access to our platform based on the number of monthly active members and level of service. The contractual price is based on either negotiated fees or rates published on our website. We generate most of our revenue from customers who have a credit card or debit card on file with us that is automatically charged each month. Virtually all of our customers have a standard terms of service contract, with the few exceptions on bespoke service contracts.
Our contracts with our customers include two performance obligations: access to the hosted software service, inclusive of all features available within the platform and related customer support. We account for the platform access and the support as a combined performance obligation because they have the same pattern of transfer over the same period and are therefore delivered concurrently. We satisfy our performance obligation over time each month as we provide platform access and support services to customers and as such recognize revenue over time. We recognize revenue net of applicable taxes imposed on the related transaction.

Operating expenses
Employee and employee related
Employee and employee related expenses include contractor costs, employee salary and wages, stock-based compensation and travel and other employee-related costs. Contractor costs included in employee and employee related expenses generally consist of salary and wages for individual contractors that are considered employees of the Company but receive payments outside of the Company's standard operating payroll system due to its limitations in processing payments for individuals that work and reside in certain foreign countries. We expect employee and employee related costs to increase as we continue to expand our business and become a publicly traded company.
Cost of revenue, net
Cost of revenue, net primarily consists of expenses related to hosting the Company’s service, including the costs of data center capacity, credit card processing fees, third-party software license fees, outsourcing costs to support customer service and outsourcing costs to support and process the SmartScan technology, net of consideration from a vendor. Additional costs include amortization expense on capitalized software development costs. Cost of revenue, net excludes all Expensify employee costs, including employee costs related to supporting customers.
The consideration from a vendor is related to the Expensify Card. We use a third-party vendor to issue Expensify Cards and process the related transactions. When purchases are made with the Expensify Card, a fee is charged by the card network to the merchant (also known as “Interchange”). The vendor is contractually entitled to the Interchange through its relationships with the card network and card issuing bank. The vendor keeps a portion of the Interchange for their services, and our agreement with the vendor results in us receiving the remainder of the Interchange minus the amount retained by the vendor (our remainder portion, the "Expensify Interchange Amount"). The vendor also charges us fees (the "Vendor Fees") for the services it provides to us. Due to the nature of the vendor agreement, we do not record the Expensify Interchange Amount as revenue. Instead, the net of the Expensify Interchange Amount and Vendor Fees are paid to us, and we record it as "consideration from a vendor", a contra-expense in Cost of revenue, net. The following summarizes these various amounts for the periods presented:

	Year ended December 31		Three months ended March 31
	2019	2020	2020	2021
	(in thousands)
Expensify Interchange Amount	$39	$1,096	$214	$488
Vendor Fees	8	90	21	32
Consideration from a Vendor	$31	$1,006	$193	$456

Sales and marketing
Sales and marketing expenses primarily consist of advertising expenses, branding and public relations expenses and referral fees for strategic partners and other benefits that we provide to our referral and affiliate partners. Sales and marketing excludes all Expensify employee costs, including employee costs related to sales and marketing. We expect sales and marketing expenses will increase as we expand our sales efforts to pursue our market opportunity.
General and administrative
General and administrative expenses primarily consist of professional service provider costs, including accounting, auditing, legal and tax professional service fees, as well as our office and facilities expenses and related unallocated overhead. General and administrative excludes all Expensify employee costs, including employee costs related to accounting, auditing, legal and tax. We expect that general and administrative expenses will continue to increase as we scale our business and as we incur costs associated with being a publicly traded company, including legal, audit, business insurance and consulting fees.
Interest and other expenses, net
Interest and other expenses, net, consist primarily of interest paid under our credit facilities with Canadian Imperial Bank of Commerce (CIBC). It also includes realized gains and losses on foreign currency transactions and foreign currency remeasurement.
Benefit (provision) for income taxes
Income taxes primarily consist of income taxes in the United States, United Kingdom, Australia, Netherlands and Canada, as well as states in the United States in which we do business.
Results of operations
The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus.
The following table sets forth our results of operations for the periods presented:

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands, except share and per share data)
Revenue	$80,460	$88,072	$21,888	$29,720
Operating expenses:
Employee and employee related	30,194	46,379	7,355	7,664
Cost of revenue, net	18,682	17,122	4,541	4,486
General and administrative	8,585	13,030	2,362	3,862
Sales and marketing	21,752	5,871	2,356	2,166
Total operating expenses	79,213	82,402	16,614	18,178
Income from operations	1,247	5,670	5,274	11,542
Interest and other expenses, net	(2,757)	(2,718)	(764)	(737)
(Loss) income before income taxes	(1,510)	2,952	4,510	10,805
Benefit (provision) for income taxes	2,751	(4,662)	(1,224)	(2,762)
Net income (loss)	$1,241	$(1,710)	$3,286	$8,043

Less: income allocated to participating securities	(1,241)	—	(2,785)	(5,547)
Net income (loss) attributable to common stockholders	$—	$(1,710)	$501	$2,496
Net income (loss) per share attributable to common stockholders:
Basic	$—	$(0.62)	$0.19	$0.85
Diluted	$—	$(0.62)	$0.15	$0.62
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders:
Basic	2,592,189	2,742,448	2,661,851	2,952,241
Diluted	2,592,189	2,742,448	3,339,646	4,057,634

Comparison of the three months ended March 31, 2020 and 2021
Revenue

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Revenue	$21,888	$29,720	$7,832	36%

Revenue increased $7.8 million, or 36%, for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to a pricing change implemented in May 2020, which led to a gradual increase in per member price for our paid members from existing customers not using the Expensify Card in connection with our expense management platform for 50% or more of their approved expenses. All new customers beginning on May 1, 2020, were subject to this pricing change. Our revenue for the three months ended March 31, 2020 was adversely affected by the COVID-19 pandemic, particularly due to the decrease in business travel, which is a significant use case for our platform.
Operating expenses
Employee and employee related

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Employee and employee related	$7,355	$7,664	$309	4%

Employee and employee related expenses increased by $0.3 million, or 4%, for the three months ended March 31, 2021 compared to the same period in 2020, primarily driven by an increase in employee salaries, partially offset by a decrease in expenses related to employee events and travel due to the COVID-19 pandemic.
Cost of revenue, net

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Cost of revenue, net	$4,541	$4,486	$(55)	(1)%

Cost of revenue, net decreased by $0.1 million, or 1%, for the three months ended March 31, 2021 compared to the same period in 2020. Cost of revenue, net decreased as a percentage of revenue primarily due to reduced SmartScan costs as receipts scanned by members decreased due to lower travel and business spending during the COVID-19 pandemic. In addition, consideration from a vendor, which represents monetizing Expensify Card activities, reduced cost of revenue by $0.2 million and $0.5 million for the three months ended March 31, 2020 and March 31, 2021, respectively. This increase in reduction was driven primarily by increased adoption and spend captured from members on the Expensify Card.
Sales and marketing

	Three months ended March 31		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Sales and marketing	$2,356	$2,166	$(190)	(8)%

Sales and marketing expenses remained relatively flat, decreasing by only $0.2 million, or 8%, for the three months ended March 31, 2021 compared to the same period in 2020.
General and administrative

	Three months ended March 31		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
General and administrative	$2,362	$3,862	$1,500	64%

General and administrative expenses increased $1.5 million, or 64%, for the three months ended March 31, 2021 compared to the same period in 2020, primarily due to higher professional service costs for accounting, auditing and legal services related to our annual financial statement audits.
Interest and other expenses, net

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Interest and other expenses, net	$(764)	$(737)	$27	(4)%

Interest and other expenses, net remained relatively flat, decreasing by only $0.03 million, or 4%, for the three months ended March 31, 2021 compared to the same period in 2020. We had decreased interest expense in the three months ended March 31, 2021 as compared to the same period in 2020 due to the decrease in the interest payable on borrowings under our amortizing term loan with CIBC.
Benefit (provision) for income taxes

	Three months ended March 31,		Change
	2020	2021	Amount	%
	(in thousands, except percentages)
Benefit (provision) for income taxes	$(1,224)	$(2,762)	$(1,538)	126%

We recorded a $2.8 million provision for income taxes in the three months ended March 31, 2021 compared to a $1.2 million provision for income taxes in the three months ended March 31, 2020. We follow the asset and liability method of accounting for income taxes, whereby we recognize deferred income taxes for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The provision for income taxes reflects taxable income earned and taxed in U.S. federal and state and non-U.S. jurisdictions.
Our effective tax rate was 27.1% and 25.6% for the three months ended March 31, 2020 and 2021, respectively. The tax rate differed from the statutory tax rate of 21.0% for both the three months ended March 31, 2020 and 2021, respectively, primarily as a result of stock-based compensation resulting from ISOs and state taxes as well as state tax credits for 2020.
Our tax provisions were affected primarily by federal and state taxes in the three months ended March 31, 2020 and March 31, 2021, respectively. In the three months ended March 31, 2020, we benefited from the utilization of our U.S. federal and state net operating loss and credit carryforwards.

Comparison of the years ended December 31, 2019 and 2020
Revenue

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Revenue	$80,460	$88,072	$7,612	9%

Revenue increased $7.6 million, or 9%, in 2020 compared to 2019, primarily due to increased demand for our platform from both new and existing customers as well as an increase in our average paid members and a pricing change implemented in May 2020, which led to a gradual increase in per member price for our paid members from existing customers not using the Expensify Card in connection with our expense management platform for 50% or more of their approved expenses. All new customers beginning on May 1, 2020, were subject to this pricing change. Our revenue was adversely affected by the COVID-19 pandemic, particularly due to the decrease in business travel, which is a significant use case for our platform, but this adverse impact was mitigated by the prevalence of our annual contracts and minimum user requirements in those contracts.
Employee and employee related

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Employee and employee related	$30,194	$46,379	$16,185	54%

Employee and employee related expenses increased by $16.2 million, or 54%, in 2020 compared to 2019, primarily driven by a $15.3 million stock-based compensation expense in the fourth quarter of 2020 resulting from a secondary market sale of our equity by 42 of our employees, as well as an increase in employee salaries, partially offset by a decrease in expenses related to employee events and travel due to the COVID-19 pandemic. We recorded all secondary market sale proceeds paid to employees in excess of fair value as employee compensation. There was no cash impact to us related to this expense.
Cost of revenue, net

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Cost of revenue, net	$18,682	$17,122	$(1,560)	(8)%

Cost of revenue, net decreased $1.6 million, or 8%, in 2020 compared to 2019. Our SmartScan costs decreased, primarily driven by a decrease in receipts scanned by members due to lower travel and business spending during the COVID-19 pandemic. This decrease was partially offset by increased costs for outsourced support and onboarding agents as we ramped up these outsourced teams to provide for faster and higher levels of customer support. We also began to use outsourced engineering resources to speed up our development cycles in 2020, unlike in prior periods. In addition, consideration from a vendor, which represents monetizing Expensify Card activities, reduced cost of revenue by $0.03 million and $1.0 million for the years ended December 31, 2019 and 2020, respectively.

Sales and marketing

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Sales and marketing	$21,752	$5,871	$(15,881)	(73)%

Sales and marketing expenses decreased $15.9 million, or 73%, in 2020 compared to 2019 primarily due to reduced advertising expenses. In 2019, we ran our first Super Bowl commercial, which we did not repeat in 2020. Following an Expensify Card launch advertising campaign in the first half of 2020, we aggressively reduced our advertising and other sales and marketing expenses due to the impact of the COVID-19 pandemic.
General and administrative

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
General and administrative	$8,585	$13,030	$4,445	52%

General and administrative expenses increased $4.4 million, or 52%, in 2020 compared to 2019, primarily due to higher professional service costs for accounting, auditing and legal services related to our initial public offering preparation efforts.
Interest and other expenses, net

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Interest and other expenses, net	$(2,757)	$(2,718)	$39	(1)%

Interest and other expenses, net decreased $0.04 million, or 1% in 2020 compared to 2019. We had increased interest expense due to a drawdown on our line of credit with CIBC as well as a full year of interest on the mortgage for our Portland facility compared to a partial year in 2019. These increases were offset by a decrease in the interest payable on borrowings under our amortizing term loan with CIBC.
Benefit (provision) for income taxes

	Year ended December 31,		Change
	2019	2020	Amount	%
	(in thousands, except percentages)
Benefit (provision) for income taxes	$2,751	$(4,662)	$(7,413)	(269)%

We recorded a $4.7 million provision for income taxes in 2020 compared to a benefit for income taxes of $2.8 million in 2019. We follow the asset and liability method of accounting for income taxes, whereby we recognize deferred income taxes for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The provision for income taxes reflects taxable income earned and taxed in U.S. federal and state and non-U.S. jurisdictions.
Our effective tax rate was 181.9% and 157.9% for the years ended December 31, 2019 and 2020, respectively. The tax rate differed from the statutory tax rate of 21.0% primarily as a result of a valuation allowance release and state taxes for 2019 and stock-based compensation resulting from a secondary market sale and ISOs and state taxes for 2020.
Our tax provision was affected in 2019 by the release of our valuation allowance. Prior to 2019, we recorded a valuation allowance that fully offset our deferred tax assets. In the fourth quarter of 2019, based on our evaluation of various factors, including our achievement of a cumulative three-year income position and forecasts of future operating results, we released all of our valuation allowance against our federal and state deferred tax assets, partially offset by our permanent items related to stock-based compensation and recorded a corresponding income tax benefit as described in “Note 10. Income Taxes” in the notes to our consolidated financial statements. Our release of the valuation allowance led to a $1.2 million net income in 2019.
In 2020, we had a $15.3 million stock-based compensation expense in the fourth quarter resulting primarily from a secondary market sale. There was no cash impact related to this secondary market sale expense. Because this expense was not tax deductible, it had the effect of increasing our effective tax rate in 2020.
During 2020 and 2019, the amount of our unrecognized tax benefits increased by $0.1 million and $0.3 million respectively. The future impact of the unrecognized tax benefits of $1.3 million, if recognized, would affect the effective tax rate.
In both 2019 and 2020, we benefited from the utilization of our U.S. federal and state net operating loss and credit carryforwards.
Quarterly results of operations
The following tables present our unaudited consolidated statements of operations for each of the last nine quarters in the period ended March 31, 2021. The unaudited consolidated statements of operations for each quarter have been prepared on the same basis as the annual consolidated financial statements included in the prospectus and reflect all normal and recurring adjustments that are, in our opinion, necessary for the fair presentation of the results of operations for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included elsewhere in the prospectus.
Quarterly consolidated statements of income:

	Three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in thousands)
Revenue	$18,097	$19,759	$20,531	$22,073	$21,888	$18,753	$21,694	$25,737	$29,720
Operating expenses:
Employee and employee related	6,595	6,955	7,783	8,861	7,355	7,510	19,666	11,848	7,664
Cost of revenue, net	4,104	4,545	4,778	5,255	4,541	4,171	3,991	4,419	4,486
General and administrative	1,874	2,424	2,128	2,159	2,362	3,859	2,621	4,188	3,862
Sales and marketing	13,283	5,475	1,273	1,721	2,356	2,122	503	890	2,166
Total operating expenses	25,856	19,399	15,962	17,996	16,614	17,662	26,781	21,345	18,178
Income from operations	(7,759)	360	4,569	4,077	5,274	1,091	(5,087)	4,392	11,542
Interest and other expenses, net	(618)	(652)	(674)	(813)	(764)	(750)	(646)	(558)	(737)
(Loss) income before income taxes	(8,377)	(292)	3,895	3,264	4,510	341	(5,733)	3,834	10,805
Benefit (provision) for income taxes	(25)	2	(21)	2,795	(1,224)	(141)	(1,205)	(2,092)	(2,762)
Net income (loss)	$(8,402)	$(290)	$3,874	$6,059	$3,286	$200	$(6,938)	$1,742	$8,043

Quarterly revenue trends
Our revenue in each of the quarters presented predominantly increased consecutively over periods presented primarily due to increased demand for our platform from both new and existing customers as well as an increase in our average paid members and a pricing change implemented in May 2020, which led to a gradual increase in per member price for our paid members from existing customers not using the Expensify Card in connection with our expense management platform for 50% or more of their approved expenses. All new customers beginning on May 1, 2020, were subject to this pricing change. Our revenue was adversely affected by the COVID-19 pandemic in the quarter ended June 30, 2020, particularly due to the decrease in business travel, which is a significant use case for our platform, but this adverse impact was mitigated by the prevalence of our annual contracts and minimum user requirements in those contracts.
Quarterly operating expenses trends
Our employee and employee related expenses predominantly increased in each of the quarters presented primarily due to the increase in personnel-related costs, including stock-based compensation expense, salary increase for existing and new employees, offset by a decrease in travel and event spend due to the COVID-19 pandemic. The third and fourth quarters of 2020 increased at a higher rate due to stock-based compensation costs related to a secondary market sale of employee shares to the same outside investor facilitated by us.
Our general and administrative expenses predominantly increased consecutively over all periods due to the overall growth of our business and higher professional service costs for accounting, auditing and legal services related to our annual financial statement audits.
Our sales and marketing expenses in the first two quarters of 2019 reflect an increase in costs associated with our Super Bowl campaign. The first quarter of 2020 reflects an increase in expenses associated with product advertising campaigns, however starting in the second quarter of 2020, we aggressively reduced our advertising and other sales and marketing expenses due to the impact of the COVID-19 pandemic.
Our cost of revenue, net increased throughout all quarters in 2019 as a result of increased demand for our product and increased support costs associated with that demand. In 2020, this spend was offset by a decrease in receipts scanned by members due to lower travel and business spending during the COVID-19 pandemic, resulting in cost of revenue, net remaining relatively flat over the quarters presented in 2020 and 2021. Starting with the fourth quarter of 2019, our cost of revenue, net has been offset by increasing consideration received from a vendor for monetization of transactions from the Expensify Card.
Quarterly interest and other expenses, net trends
Our other income (expense), net increased throughout all quarters in 2019 as a result of an increase in interest expense related to our line of credit, term loans and amortizing mortgage. In 2020, this expense was partially offset primarily due to favorable impact from foreign exchange rates, which stabilized by the three months ended March 31, 2021.
Liquidity and capital resources
As of March 31, 2021, we had $41.9 million in cash and cash equivalents. Since our inception, we have financed our operations primarily through our cash flow from operations, sales of our equity securities and borrowings under our credit facilities. As of March 31, 2021, we had $47.2 million in outstanding indebtedness.
Our future capital requirements will depend on many factors, including revenue growth and costs incurred to support growth in our business and our need to respond to business opportunities, challenges or unforeseen circumstances. We believe that our existing cash resources will be sufficient to finance our continued operations, growth strategy and the additional expenses we expect to incur as a public company for at least the next 12 months.

We may from time to time seek to raise additional capital to support our growth. Any equity financing we may undertake could be dilutive to existing stockholders, and any additional debt financing we may undertake could require debt service and contain restrictive covenants relating to our capital raising activities and other financial and operational matters, which could adversely affect our business. We cannot assure that we would be able to obtain future financing on acceptable terms or at all.
Cash flows
The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
	(in thousands)
Net cash provided (used) by operating activities	$12,430	$7,585	$(5,918)	$9,909
Net cash used by investing activities	(4,904)	(4,295)	(1,690)	(953)
Net cash provided (used) by financing activities	5,136	8,787	8,408	(1,083)
Net increase in cash, cash equivalents and restricted cash	$12,662	$12,077	$800	$7,873

Cash provided (used) by operating activities
During the three months ended March 31, 2021, cash provided by operating activities was $9.9 million, which consisted of net income of $8.0 million adjusted by non-cash charges of $2.1 million and net cash outflows from the change in assets and liabilities of $0.2 million. The non-cash charges primarily consisted of stock-based compensation expense of $0.7 million and depreciation and amortization expense of $1.2 million, which increased from the three months ended March 31, 2020 primarily due to increased property and equipment and capitalized software additions. The net cash outflows from the change in our assets and liabilities were driven by a $1.6 million increase in accounts receivable resulting from our increased revenue, a $1.6 million increase in prepaid expenses primarily from increased spending on sales and marketing as the business ramps up for future advertising with expected increased demand for business travel and a $1.0 million decrease in settlement liabilities from a decrease in expense reimbursements due to the last days of December historically having its timing for settlement delayed by the holidays and therefore, higher settlement liability balances as of December 31. The net cash outflows were partially offset by a $2.8 million increase in accrued expenses and other liabilities primarily resulting from expenses related to increases in payroll and income tax liabilities as well as timing of payment.
During 2020, cash provided by operating activities was $7.6 million, which consisted of net loss of $1.7 million adjusted by non-cash charges of $25.9 million and net cash outflows from the change in assets and liabilities of $16.6 million. The non-cash charges primarily consisted of stock-based compensation expense of $17.8 million and depreciation and amortization expense of $3.2 million. The net cash outflows from the change in our assets and liabilities were driven by a $16.5 million decrease in settlement liabilities from a decrease in expense reimbursements due to COVID, $2.2 million increase in accounts receivable resulting from our increased revenue, a $1.4 million increase in other current assets primarily due to increased collateral accounts related to increased use of our Expensify Card and a $0.7 million decrease in accounts payable due primarily to timing of payments to our vendors, partially offset by a $1.8 million increase in accrued expenses and other liabilities primarily resulting from expenses related to our planned initial public offering.
During the three months ended March 31,2020, cash used in operating activities was $5.9 million, which consisted of net income of $3.3 million adjusted by non-cash charges of $3.4 million and net cash outflows from the change in assets and liabilities of $12.6 million. The non-cash charges primarily consisted of stock-based compensation expense of $0.6 million, $0.8 million for reduction of operating lease right-of-use assets due to the termination of an office lease, $1.1 million related to our deferred tax asset in result of state net operating loss and tax credit carryforwards, and depreciation and amortization expense of $0.8 million related to property and equipment, capitalized software and finance lease right-of-use assets. The net cash outflows from the change in our assets and liabilities were driven by a $11.1 million decrease in settlement liabilities from a decrease in expense reimbursements due to the COVID-19 pandemic, $1.3 million decrease in accounts payable primarily due to timing of payments to our vendors and $0.8 million decrease in operating lease liabilities as a result of the termination of an office lease and amortization, partially offset by a $1.2 million decrease in settlement assets due to decreased use of our Expensify card during the period.
During 2019, cash provided by operating activities was $12.4 million, which consisted of net income of $1.2 million adjusted by non-cash charges of $3.0 million and net cash inflows from the change in assets and liabilities of $8.2 million. The non-cash charges primarily consisted of depreciation and amortization expense of $2.8 million and stock-based compensation expense of $1.7 million, partially offset by a $2.9 million benefit related to our deferred tax assets in connection with the full release of our valuation allowance in 2019. The net cash inflows from the change in our assets and liabilities were primarily due to a $5.5 million increase in settlement liabilities from an increase in expense reimbursement activity, $3.6 million decrease in prepaid expenses primarily resulting from prepayments in 2018 for our 2019 Super Bowl advertising campaign, partially offset by a $2.0 million increase in accounts receivable driven primarily by our increased revenue.
Cash used in investing activities
During the three months ended March 31, 2021, cash used in investing activities was $1.0 million, primarily consisting of the purchase of property and equipment related to the build-out of our offices in Portland and San Francisco of $0.3 million and software development costs of $0.7 million.
During 2020, cash used in investing activities was $4.3 million, primarily consisting of the purchase of property and equipment related to the build-out of our offices in Portland and San Francisco of $2.5 million and software development costs of $1.8 million.
During the three months ended March 31, 2020, cash used in investing activities was $1.7 million, primarily consisting of the purchase of property and equipment related to the build-out of our offices in Portland and San Francisco of $1.3 million and software development costs of $0.4 million.
During 2019, cash used in investing activities was $4.9 million, primarily consisting of the purchase of property and equipment related to our Portland office of $3.2 million and software development costs of $1.7 million.
Cash provided (used) by financing activities
During the three months ended March 31, 2021, cash used by financing activities was $1.1 million, which included $0.6 million principal payments on our amortizing term loan obligation, $0.2 million principal payments on our finance lease obligations and $0.4 million in payments related to deferred offering costs, partially offset by $0.1 million of proceeds from the exercise of stock options.
During 2020, cash provided by financing activities was $8.8 million, which included $9.6 million of borrowings under our line of credit and $1.3 million of proceeds from the exercise of stock options, partially offset by a $1.0 million principal payment on our line of credit and $0.8 million of principal payments on our finance lease obligations.
During the three months ended March 31, 2020, cash provided by financing activities was $8.4 million, which included $9.6 million of borrowings under our line of credit partially offset by a $1.0 million principal payment on our line of credit and $0.2 million of principal payments on our finance lease obligations.

During 2019, cash provided by financing activities was $5.1 million, which included $5.5 million of borrowings under our line of credit and $0.5 million of proceeds from the exercise of stock options, partially offset by $0.8 million of principal payments on our finance lease obligations.
Credit facilities
Amortizing term mortgage
In 2019, we purchased a commercial building in Portland, Oregon. In connection with the purchase, we entered into a credit agreement with CIBC that provides for a $8.25 million amortizing term mortgage. The agreement requires interest and principal payments be made each month over a 30-year period. Interest accrues at a fixed rate of 5% per year until August 2024, at which point the interest rate changes to the Wall Street Journal Prime Rate minus 0.25% for the remaining term of the mortgage. The borrowings are secured by the building. As of December 31, 2019 and 2020, the outstanding balance of the amortizing term mortgage was $8.2 million and $8.1 million, respectively. As of March 31, 2021, the outstanding balance of the amortizing term mortgage was $8.1 million.
Monthly revolving line of credit
In November 2018, we entered into a line of credit agreement with CIBC that provides borrowings of the lesser of $15.0 million or 300% of monthly recurring revenue. Borrowings under the line of credit bear interest at the bank’s reference rate plus 1.00% (5.75% and 4.25% as of December 31, 2019 and 2020, respectively) and are secured by substantially all of our assets. As of December 31, 2019 and 2020, we had drawn $6.4 million and $15.0 million, respectively, under the line of credit. The line of credit expires on October 21, 2022. As of March 31, 2021, we had drawn $15.0 million under the line of credit. As of December 31, 2020 and March 31, 2021, we had no capacity available for borrowings under our line of credit.
Non-amortizing term loan
In May 2018, we entered into a non-amortizing term loan agreement with CIBC, which was amended in November 2018, pursuant to which we borrowed $11.0 million. The term loan is an interest-only loan (fixed at 9.5% per year) for 60 months that becomes due and payable at the end of the note term on November 16, 2023. The borrowings are secured by substantially all our assets. As of December 31, 2019, December 31 2020 and March 31, 2021, the outstanding balance of the non-amortizing term loan was $11.0 million.
Amortizing term loan
In November 2018, we entered into an amortizing term loan agreement with CIBC pursuant to which we borrowed $14.0 million. The amortizing term loan required interest-only payments on the outstanding borrowings through November 1, 2020. Beginning in November 2020, the amount outstanding at such time becomes payable over a 36-month period with principal and accrued interest payments due each month thereafter. The amounts borrowed are payable with interest at the bank’s reference rate plus 2.25% (7.0% and 5.5% at December 31, 2019 and 2020, respectively) beginning in November 2020 through 2023. The borrowings are secured by substantially all our assets. As of December 31, 2019 and 2020, the outstanding balance of the amortizing term loan was $14.0 million and $13.8 million, respectively. As of March 31, 2021, the outstanding balance of the amortizing term loan was $13.2 million.
Certain covenants
We are subject to customary covenants under our revolving line of credit agreement, non-amortizing term loan agreement and amortizing term loan agreement, which unless waived by CIBC, restrict our and our subsidiaries' ability to, among other things incur additional indebtedness, create or incur liens, permit a change of control or merge or consolidate with other companies, sell or transfer assets, pay dividends or make distributions, make acquisitions, investments or loans, or payments and prepayments of subordinated indebtedness, subject to certain exceptions. We must also maintain EBITDA for the twelve-

month period ended each fiscal quarter close at an amount no less than the benchmarks specified in the respective credit or loan agreements (ranging from $4.0 million for the twelve months ended December 31, 2020 to $6.75 million for the twelve months ended September 30, 2023, with $250,000 increments to the EBITDA benchmark between each testing period).
If we fail to perform our obligations under these and other covenants, CIBC’s credit commitments could be terminated and any outstanding borrowings, together with accrued interest, under the credit or loan agreements could be declared immediately due and payable.
As of March 31, 2021, we were in compliance with all debt covenants.
Contractual obligations and commitments
The following table summarizes our contractual obligations and commitments as of December 31, 2020:

	Payments due by period
	(in thousands)
	Less than 1 year	1-3 years	More than 3 years	Total
Principal payments on debt	$17,465	$22,755	$7,671	$47,891
Interest payments on debt	2,686	4,874	5,890	13,450
Finance lease commitments	816	1,292	—	2,108
Operating lease commitments	880	1,128	—	2,008
Total	$21,847	$30,049	$13,561	$65,457

Off-balance sheet arrangements
During the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Quantitative and qualitative disclosures about market risk
Foreign currency exchange risk
We report our results in U.S. dollars, which is our reporting currency. For our foreign operations, the majority of our revenues and expenses are denominated in other currencies, such as the British Pound and the Australian Dollar. Foreign currency assets and liabilities are remeasured into the U.S. dollar at the end-of-period exchange rates except for prepaid expenses, property and equipment and related depreciation and amortization, and lease right-of-use assets and related amortization, which are remeasured at the historical exchange rates. Revenues and expenses are remeasured at average exchange rates in effect during each period. Gains or losses from foreign currency transactions are included in the consolidated statements of income.
If the value of the U.S. dollar weakens relative to the foreign currencies, this may have an unfavorable effect on our cash flows and operating results. We do not believe that a 10% change in the relative value of the U.S. dollar to other foreign currencies would have a material effect on our cash flows and operating results.
Interest rate risk
We are subject to interest rate risk in connection with borrowings under our amortizing term mortgage, our monthly revolving line of credit and our amortizing term loan. Interest rate changes generally impact the amount of our interest payments and, therefore, our future net income and cash flows, assuming other factors held constant. Assuming the amounts outstanding under these borrowing facilities are fully drawn, a hypothetical 10% change in interest rates would not have a material impact on our consolidated financial statements.
Critical accounting policies and estimates
Our consolidated financial statements included elsewhere herein have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our consolidated financial statements included elsewhere herein, we believe that the following accounting policies and estimates are critical to our business operations and understanding of our financial results. See Note 3 to our consolidated financial statements contained elsewhere herein for a description of our other significant accounting policies.
Revenue recognition
We generate revenue from subscription fees paid by our customers to access and use our hosted software services, as well as standard customer support. We adopted Accounting Standard Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) as of January 1, 2019, utilizing the full retrospective method of transition.
We recognize revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.
Under Topic 606, we determine the amount of revenue to be recognized through the following five-step framework:
1.Identification of the contract, or contracts, with a customer;
2.Identification of the performance obligations in the contract;
3.Determination of the transaction price;
4.Allocation of the transaction price to the performance obligations in the contract; and
5.Recognition of revenue when, or as, we satisfy a performance obligation.
Our contracts are either month-to-month arrangements billed monthly in arrears based on a specified number of members or annual arrangements billed monthly in arrears based on a minimum number of monthly members. Month-to-month contracts can be terminated by either party at any time without penalty. During 2019, annual subscription customers who wished to terminate their contracts before the end of the term were required to pay the remaining obligation in full plus any fees or penalties set forth in the agreement. In May 2020, we updated our terms of service, which resulted in annual contracts becoming noncancelable and a pricing change, which led to an increase in the per member price for paid members.
We charge our customers subscription fees for access to our platform based on the number of monthly members and level of service. The contractual price per member is based on either negotiated fees or rates published on our website. Our contracts with our customers include two performance obligations: access to the hosted software service (SaaS), inclusive of all features available within the platform, and related customer support. We account for the SaaS and the support as a combined performance obligation because they have the same pattern of transfer over the same period and are therefore delivered concurrently. We satisfy our performance obligation over time each month as we provide the SaaS and support services to customers and as such generally recognize revenue monthly based on the number of monthly members and contractual rate per member.

Certain annual contracts provide the customer the option to increase the minimum number of members and extend the contract term on a prospective basis or to purchase members beyond the minimum contracted number of members at a higher rate for a particular month. We account for these options when the customer exercises the option as they do not represent a material right, and we account for them as a contract modification when exercised by the customer.
We recognize revenue net of applicable taxes imposed on the related transaction. We charge the customer on a monthly basis, in arrears, with typical payment terms being 30 days. A contract asset is the right to consideration for transferred goods or services and arises when the amount of revenue recognized exceeds amounts billed to a customer. As a result of a price increase in 2020 that was applicable to certain annual contracts and is being billed incrementally by us over a twelve month period, we recorded revenue for such contracts on a straight line basis over the twelve month period affected by the price increase. This resulted in contract assets that consist of unbilled receivables for revenue recognized in excess of billings. We recorded contract assets for unbilled receivables of $1.2 million within Other current assets on our consolidated balance sheet as of December 31, 2020. We recorded contract assets of $1.0 million within Other current assets on our consolidated balance sheet as of March 31, 2021. The contract asset will decrease as the price increase is applied to the amounts billed to customers, over the twelve month period. We had no contract assets as of December 31, 2019. Since our performance obligation is satisfied monthly, at any reporting period, we have no unsatisfied, or partially unsatisfied, performance obligations.
Common stock valuations
Prior to this offering, given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of our common stock underlying the stock options and RSUs, including:
•independent third-party valuations of our common stock;
•the prices at which others have purchased our convertible preferred stock in arm’s-length transactions;
•the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;
•our financial condition, results of operations and capital resources;
•the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions;
•the lack of marketability of our common stock;
•our estimates of future financial performance;
•valuations of comparable companies;
•the hiring or loss of key personnel;
•the status of our development, product introduction and sales efforts;
•industry information, such as market growth and volume and macro-economic events; and
•additional objective and subjective factors relating to our business.

To determine the fair value of our common stock, we first determined our enterprise value and then allocated that enterprise value to our common stock and common stock equivalents. Our enterprise value was estimated using two generally accepted approaches: the income approach and the market approach.
The income approach estimates enterprise value based on the estimated present value of future cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the risks associated with an investment in a similar company in a similar industry or having a similar history of revenue growth. The market approach measures the value of a business through an analysis of recent sales or offerings of comparable investments or assets, and in our case, focused on comparing us to a group of our peer companies. In applying this method, valuation multiples are derived from historical operating data of the peer company group. We then apply multiples to our operating data to arrive at a range of indicated values of the company.
For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the income approach and market approach. The financial forecast considered our past results and expected future financial performance. The risk associated with achieving this forecast was assessed in selecting the appropriate discount rate. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.
As an additional indicator of fair value, we provided weighting to arm’s-length transactions involving issuances of our securities near the respective valuation dates in connection with acquisitions.
Following our initial public offering, it will not be necessary to determine the fair value of our common stock, as our shares will be traded in the public market.
Stock-based compensation
We account for stock-based compensation under the fair value recognition and measurement provisions of U.S. generally accepted accounting principles. Those provisions require all stock-based awards granted to employees, including stock options, to be measured based on fair value at the date of grant, with the resulting expense generally recognized in the consolidated statements of income over the period during which the employee is required to perform service in exchange for the award.
We utilize the Black-Scholes option pricing model to determine the estimated fair value of stock-based awards. We recognize these stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years. We record forfeitures as they occur.
The Black-Scholes option pricing model requires management to make a number of assumptions, including the fair value and expected volatility of our underlying common stock price per share, expected life of the award, risk-free interest rate and expected dividend yield. The fair value of common stock is determined by the Board of Directors based on a number of factors including independent third-party valuations of our common stock, which consider estimates of our future performance and valuations of comparable companies. We also consider prices at which others have purchased our stock, and the likelihood and timing of achieving a liquidity event. When awards are granted or revalued between the dates of valuation reports, we consider the change in common stock fair value and the amount of time that lapsed between the two reports to determine whether to use the latest common stock valuation or an interpolation between two valuation dates for purposes of valuing stock-based awards. We estimate the volatility of our common stock at the date of grant based on the expected weighted-average volatility for a group of publicly traded companies in a similar industry or with similar service offerings, with a term of one year or greater. The expected life represents the period that our stock-based award is expected to be outstanding. We determine the expected life for option grants using the simplified method. The simplified method deems the expected life to be the average of the time-to-vesting and the contractual life of the stock-based awards. The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant. The expected dividend yield is assumed to be zero as we have not paid and do not expect to pay dividends.
No income tax benefit has been recognized relating to stock-based compensation expense and no tax benefits have been realized from exercised stock options during the years ended December 31, 2019 and 2020.
Recent accounting pronouncements
See Note 3 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.
Emerging growth company status
We are an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Business
Overview
Expensify is a cloud-based expense management software platform that helps the smallest to the largest businesses simplify the way they manage money. Every day, people from all walks of life in organizations around the world use Expensify to scan and reimburse receipts from flights, hotels, coffee shops, office supplies and ride shares. Since our founding in 2008, we have added over 10 million members to our community, and processed and automated over 1.1 billion expense transactions on our platform, freeing people to spend less time managing expenses and more time doing the things they love. In March 2021 alone, over 660,000 paid members across 55,000 companies and over 200 countries and territories used Expensify to make money easy.
Small and medium businesses (“SMBs”) are the cornerstone of the global economy, making up over 99% of businesses and approximately 70% of employment in OECD countries. Despite their significance, the vast majority of SMBs still rely on manual, inefficient processes to manage the critical back office functions that power their businesses every day. Expense management, which refers to the collection, processing, auditing and reimbursement of employee expenses, is one of the last great holdouts of paper-based back office processes, with employees stuffing actual physical receipts into an envelope and handing it to their accountant. As SMBs seek to modernize back office functions like expense management to better compete in today’s digital economy, we believe they will look for comprehensive technologies that are easy to discover, implement, purchase, manage and use. At the same time, individual employees are becoming a powerful source of change as they increasingly expect to bring their own choice of technology into the workplace.
Since the beginning of Expensify, our North Star has been improving the experience of the actual end users of expense management software: everyday employees. We designed Expensify to be easy to set up, integrate, configure and use from any device, which has enabled us to serve employees of all types and organizations of all sizes, industries and geographies. Our first breakthrough was revolutionizing receipt tracking with our patented scanning technology, SmartScan, which allows anyone to simply take a photo of any receipt – no matter the currency or quality of handwriting – for fast, automatic and accurate transcription of a receipt with just one tap. After removing the need for people to keep a pocket full of crumbled receipts and spend hours manually tracking expenses, we moved on to automating the entire expense journey, from the initial receipt scan all the way through to categorization, expense approval, reconciliation and next-day reimbursement. Since then, we have expanded our platform to include features that help businesses manage corporate credit cards, generate and send invoices, pay bills and book travel, all from our single, easy-to-use mobile application. We intend to continue adding complementary features to retain and add value to existing customers and attract new members.
Our intense focus on improving the everyday experience of regular employees with an easy-to-use but powerful platform has enabled a viral, “bottom-up” business model that is capital efficient and extremely scalable. By allowing people to spend less time managing receipts and more time pursuing their real goals, our members have adopted, championed and spread Expensify to their colleagues, managers and friends. We believe our happy members are the best form of marketing, and our self-service, bottom-up approach takes advantage of strong, organic word-of-mouth adoption. Underlying our platform is a secure, scalable and defensible technology and user-centric legal foundation that supports and fuels our viral growth. The combination of these factors has allowed us to avoid the costly pitfalls of traditional, top-down enterprise sales and marketing methods that focus solely on decision makers, and invest our time and resources on making features our members love. This has created a massive, untapped and growing market opportunity for us that we believe we are in prime position to capture.
Behind our platform is a company with passionate people and a unique culture that guides everything we do. Our company operates with a flat, generalist organizational structure united by a robust set of common values that foster the long-term happiness and retention of our employees. The efficiency of our business model allows us to prioritize attracting, retaining and inspiring talented, ambitious and humble people committed to a long-term vision. We are a team that likes to solve real problems, and though expense reports are problematic for most people, there are other pressing problems facing our world that we want to also help solve. In 2020, we launched Expensify.org, which is now a 501(c)(3) non-profit, to increase transparency in the donation process while connecting donors, volunteers and people in need across five relevant issues facing our communities today: housing equity, youth advocacy, food security, reentry services and climate justice. The Expensify platform and our expertise in expense management enables us to connect donors and volunteers directly through our platform and cut out the administrative expenses that take away from typical donations. We believe that our unique culture, our commitment to all of our stakeholders, and our long-term vision are critical components to the success of our company. We are committed to transparent and robust environmental, social and governance practices and disclosures. Our core stakeholders include employees, members, customers, shareholders and communities we impact. We engage with stakeholders to inform product development and company operations, and aim to align with all stakeholders towards long-term sustainable growth.
We believe that our unique approach has created a highly scalable and efficient business model. We have experienced rapid growth in recent periods. Our revenue was $80.5 million and $88.1 million in the years ended December 31, 2019 and 2020, respectively. Our net income (loss) was $1.2 million and $(1.7) million in the years ended December 31, 2019 and 2020, respectively. Our adjusted EBITDA was $7.6 million and $26.8 million in the years ended December 31, 2019 and 2020, respectively. For the three months ended March 31, 2020 and 2021, our revenue was $21.9 million and $29.7 million, respectively. Our net income was $3.3 million and $8.0 million in the three months ended March 31, 2020 and 2021, respectively. Our adjusted EBITDA was $6.7 million and $13.4 million in the three months ended March 31, 2020 and 2021, respectively. See the section titled “Management’s discussion and analysis of financial condition and results of operations” for additional information on our non-GAAP metrics.
Our industry
SMBs are the bedrock of the global economy and have distinctive technology requirements
Small and medium businesses are the foundation of the global economy. According to the Organization for Economic Cooperation and Development (OECD), SMBs, defined as firms with fewer than 250 employees, make up over 99% of all businesses and approximately 70% of all employment across the 36 OECD countries. We believe that SMBs will continue to be the most critical component of global economic development and will increasingly seek to adopt emerging technologies that can enhance productivity, improve customer experiences, drive employee engagement and enable resource-efficient growth. While COVID-19 disproportionately impacted SMBs, it also accelerated technology adoption, as SMBs responded to new challenges such as facilitating remote work and finding new ways to interact with customers.
Given their size, SMBs typically have one person overseeing the discovery and implementation of new systems, a responsibility that is often in addition to their core job function. As a result, SMBs have specific requirements when adopting new technologies:
•Easy to discover. With job responsibilities spanning multiple functions, SMBs do not have the bandwidth and expertise to discover, meet with and evaluate several technology vendors. As such, SMBs increasingly rely on online channels for finding new technologies and heavily consider recommendations from experts, friends and colleagues.
•Easy to implement. IT departments within SMBs are often one person or the business owner themselves, and are incapable of taking time away from their business to support cumbersome implementation, maintenance and training requirements. As a result, SMBs prefer solutions that are easy to implement, onboard and integrate and that require little ongoing maintenance.

•Easy to purchase. With no procurement department and limited resources, the individuals making the purchasing decision at SMBs often prefer vendors with transparent, self-service monthly subscription plans that can be paid by credit card.
•Easy to manage. Unlike large enterprises, which often require multiple, customized point solutions for specialized business processes, SMBs prefer a single, comprehensive platform from one provider that can solve multiple pain points.
•Easy to use. Many SMBs prioritize ease of use and convenience over cost and seek solutions with elegant, intuitive user experiences that require no training or expertise to operate.
In short, SMBs look for “easy money” management.
Back office processes are critical to every SMB, but remain antiquated and inefficient
Back office functions, such as HR, accounting and expense management, are ubiquitous and fundamental activities for businesses of every size and industry. Expense management is a business's very first accounting function: long before a business generates revenue, it will have already generated expenses; well before a business hires an accountant or sets up an accounting system, they will have developed some method to keep track of expenses. Despite the mission criticality of these activities, the vast majority of SMBs rely on manual, inefficient processes to manage and execute most back office functions. Expense management is the last great holdout of paper-based processes: stuffing actual physical receipts into an envelope and handing them to accountants. Even "digital" solutions are generally just digitized forms of batch paper processes (for example, attaching a photo of a receipt to an email rather than handing it in physically, or filling out an Excel template or web form rather than a paper form), and not truly real-time, mobile-first, "digital-first" processes. To compete in today’s increasingly digital economy, SMBs require modern solutions that can automate and streamline manual, time-consuming back-office functions to reduce costs and allow managers to focus on higher value, strategic activities such as engaging with employees, developing new products and interacting with customers.
Every business manages expenses, most do it manually
While the accounting function has seen some improvements in efficiency with the advent of cloud-based accounting platforms, the critical data-gathering processes that precede the accounting workflow (“preaccounting”) have largely remained unchanged since the last century. Expense management, which refers to the collection, processing, auditing and reimbursement of employee expenses, is one of these preaccounting processes, and is among the most complicated. For most SMBs, the standard procedure for expense management remains manual and laborious, with employees filing expense claims by physically tracking down and handing in receipts, or scanning and attaching receipts to emails for approval. While accounting and payroll have well-defined managers that are accountable for successful execution of these functions, expense management has multiple managers involved but no owners. Yet, the majority of employees in nearly every type of organization need to file expenses at times. Furthermore, unlike payroll or accounting software, the expense management process requires close integration with nearly every internal system, such as enterprise resource planning (ERP), human resources (HR) and finance software, recruiting, payroll, customer relationship management (CRM), as well as multiple external consumer applications like Uber. As a result, employees, accountants and managers across every business unit are bogged down by time-consuming, manual tasks related to expense management, reducing their productivity and job satisfaction.
The modern day employee is increasingly empowered to drive technology change
Traditionally, business software solutions have been sold to key decision makers, deployed by centralized IT departments, and forced onto employees with little regard to end user experiences and their unique workflows. In recent years, the consumerization of enterprise technology has completely transformed this framework. The increasing prevalence of smartphones and app stores has democratized access to easy-to-use mobile tools equipped with enterprise-grade functionality. At the same time, today’s workforce is increasingly distributed, mobile and deciding to freelance -- long-growing trends that have been massively accelerated by COVID-19. Additionally, employees are also heavily influenced by word-of-mouth recommendations from friends and colleagues: a study conducted by Nielsen found that 83% of respondents trust recommendations from friends or family. As a result, employees increasingly expect to adopt technology solutions on their own, choosing versatile functionality that best suits their unique requirements from any device or location. In the SMB segment, employees are even more influential in driving company-wide adoption: with infrequent technology evaluation and less employees per company than enterprises, SMBs require a smaller critical mass for technological change.
Limitations of traditional approaches
We believe both existing solutions and their underlying business models have fundamental shortcomings that limit their ability to solve the inefficiencies of expense management and other back-office functions for SMBs.
Existing solutions
We believe the vast majority of SMBs still rely on manual, cumbersome methods to manage expenses, with employees physically filing expense claims via paper and pen or spreadsheets and managers chasing employees across the organization for receipts, confirming expenses one-by-one and performing repetitive data entry on multiple platforms to synchronize information. A small subset of SMBs use more modern form-based software tools, but these solutions typically optimize the experience for decision makers and ignore the needs and preferences of regular, everyday employees. All of these solutions possess one or more of the following limitations that fail to address the back-office challenges faced by SMBs:
•Not designed for the employee. Nearly every software provider designs its products around the needs of the buyer, and because existing solutions are purchased in a "top-down" fashion by managers and decision makers, they prioritize esoteric, complex functionality over an elegant, intuitive and user-friendly interface that can enable widespread adoption within any organization by regular employees and managers alike;
•Multiple, disparate product lines for different features. When adding new products or expanding functionality, traditional software vendors with hierarchical management styles typically deploy different product teams using different codebases and different databases. This disconnects the new features from their original, core products and often results in fragmented, disjointed experiences across applications and functions that ultimately cause users to revert to manual processes to complete basic tasks;
•Inaccurate receipt scanning. Existing solutions offer simple, digital-only receipt scanning that, while accurate some of the time, is still inaccurate often enough that it requires employees to manually check every receipt to ensure correctness. The time it takes to scan a receipt, cross-check the results and occasionally make corrections is on par with just entering the receipt manually. As a result, many users of traditional solutions do not use receipt scanning features and simply revert to doing expenses by hand;
•Lack purposeful automation. Existing solutions view automation as simply digitizing the same steps of the conventional paper process -- an equally manual approach that requires the same resources -- rather than creating a truly digital process that makes the process more efficient, continuously improves itself with artificial intelligence (AI) and requires substantially less manpower;
•Lack integration with key systems and applications. Existing solutions are not designed to be easily interoperable with a broad array of back-office systems and consumer applications, such as accounting and HR systems and personal and corporate credit cards, which makes them difficult to implement and configure. As a result, administrators are forced to manually port data back and forth between applications when managing expenses, which can often lead to insecure and unsynchronized data, noncompliance with company policies and slow and error-prone employee reimbursement; and

•Partitioned database design. Existing solutions leverage the traditional database design for storing their customer’s data, in which the data is partitioned between hundreds or even thousands of different databases, with all of the employees in each company in the same database. While often easier to implement, scale and operate, this simplified architecture dramatically complicates viral adoption across SMBs: the data of individual users is strictly contained within the databases of their employers, and any feature that requires combining data between employees at different companies, such as consumer chat between employees of different companies, or paying invoices between accounting departments, is extremely cumbersome and inefficient.
Traditional approaches
The traditional approach for software sales has historically been “top-down,” whereby software providers deploy costly, targeted ads and a legion of sales representatives focused on selling large, multi-year deals with vague product specifications to decision makers and business owners. These solutions are specified, deployed and configured by siloed IT departments with little-to-no input from the main consumers of business software: everyday employees. This type of approach poses key challenges for traditional software providers, including:
•High cost of sale. The traditional top-down approach relies on an army of salespeople to sell, retain and upsell decision makers, requiring an ever-increasing pipeline of sales talent. This makes finding, recruiting and retaining sales talent a significant bottleneck for growth and results in a very high cost of sale -- and more importantly, limits growth to the small corner of the market that can sustain that high cost of sale.
•SMB decision makers are hard to identify and talk to. Relative to the massive number of SMBs across the world, there is a smaller, more manageable number of large enterprises, at which there is generally a person or team tasked with evaluating and procuring business software for the business. The task of identifying a potential enterprise that would benefit from a software solution, identifying the person within the organization to connect with and getting them to engage is relatively achievable for an enterprise sales team. However, the same is not true for SMBs, where it may be the business owner themselves, the office manager, or another employee making procurement decisions. Discovering and buying software is typically not their core job function and is often a distraction from everything else they are juggling on a day-to-day basis. Additionally, they might not be the person experiencing the strongest pain point and thus not actively clicking ads or accepting calls for expense management solutions. As a result, software providers leveraging a top-down approach struggle to identify, engage with and sell to key decision makers at SMBs.
•Contracts and sales processes tailored to enterprises. Traditional enterprise sales models are designed to address long procurement processes, which emphasize pricing and control features over the user experience. However, most SMBs prioritize ease of use and simple implementations over discounted pricing and advanced features. Software providers historically experience Clayton Christensen's "Innovator's Dilemma" and tend to move upmarket in hopes of finding larger and longer contracts, eventually abandoning SMBs and leaving the opportunity untapped.
•Company-owned data and legal terms. Traditional approaches have a legal structure where all employee data is owned by the company. This approach makes sense under a top-down approach, where the decision maker is sold software, creates a company account and adds employees to the company account. However, this limits developers and ultimately the users of these solutions, as they may want to seamlessly interact with other users outside of their company expense account for various use cases, such as intercompany chat and bill payment, as well as uses for personal chats or payments that have nothing to do with the business and in fact require strong privacy protections against the company itself. This company-centric legal approach acts as an impediment to viral employee adoption within and across organizations.
We believe that the SMB market requires solutions that emphasize the needs of everyday employees and avoid these pitfalls created by the traditional top-down software sales approach.

Our market opportunity
We believe we address a massive market opportunity today that is significantly underpenetrated by modern solutions. We estimate our total addressable market (“TAM”) was approximately $14.3 billion in the United States and $19.3 billion in our core geographies in 2020, which consisted of the United States, United Kingdom, Canada and Australia. To estimate our TAM in the United States, we identified the number of employees at SMBs with less than 1,000 employees based on data from the U.S. Bureau of Labor Statistics and segmented these companies into three cohorts based on number of employees: (1) companies with 1-9 employees, (2) companies with 10-499 employees, and (3) companies with 500-999 employees. We then multiplied the total number of employees in each cohort by our average revenue per paid member in each such cohort as of March 31, 2021. Given our focus on SMBs, this excludes the U.S. market opportunity for companies with greater than 1,000 employees, which we estimate to be $5.2 billion using the same methodology described above.
To estimate our TAM in our core geographies outside of the United States, in the United Kingdom, Canada, and Australia, we identified the number of employees in SMBs in these geographies based on data from the United Kingdom Department for Business, Energy & Industrial Strategy, Statistics Canada and the Australian Government. We then multiplied the total number of employees at SMBs in these geographies by our average revenue per paid member for customers with less than 1,000 paid members as of March 31, 2021. SMBs are defined as businesses with fewer than 1,000 employees in the United States, businesses with fewer than 250 employees in the United Kingdom, businesses with fewer than 500 employees in Canada and businesses with fewer than 200 employees in Australia. We believe there is considerable runway for long-term growth given the majority of our market opportunity is untapped; we estimate that the majority of SMBs within our core geographies have not adopted end-to-end software solutions and are using manual processes for expense management today.
We believe we are able to monetize approximately three times the amount of average revenue per user (“ARPU”) in our target market of SMBs compared to some of our enterprise competitors' list prices. In addition to being able to monetize SMBs at a higher ARPU in comparison to enterprise competitors, SMBs by nature tend to grow at a faster rate than enterprises.
We believe there are multiple sources of upside to our TAM in the near-term future:
•Monetizing transactions on our platform. We launched the Expensify Card for early access to a limited number of customers in late 2019 and then launched fully in early 2020. This has allowed us to begin monetizing transactions that flow through our platform. Monetizing the transactional spend by our current customer base alone will dramatically increase our TAM. We estimate that the current TAM for our Expensify Card will be approximately $17 billion by 2022. We arrived at our TAM by multiplying an industry standard take rate by the estimated small business credit card spend in the United States in 2022 according to a study by the Mercator Advisory Group. We believe that over time, we will be a prominent corporate card solution for SMBs in our core markets.
•Platform expansion. We plan to introduce features that will increase our TAM. Our core features center around expense management, which typically only a fraction of company employees use each month, primarily due to the fact that only certain job functions consistently generate expense activity. In other words, while expense management tends to touch the majority of company employees at least once or twice in a given year, a smaller population are consistently paid members of expense management. We plan to increase our TAM by launching features that will be relevant to all of our customers’ employees every month, resulting in more paid members and more revenue per customer even at the same paid member price.
•Continued international expansion. We believe there is a large, untapped opportunity outside of our core geographies, currently the United States, United Kingdom, Canada and Australia. While the majority of employees in the United States work for SMBs, the proportion of employees working for SMBs is even more pronounced in international markets. We believe our platform, technology and business model can be easily applied to address the pain points of many international customers.

We believe our platform and business model have us well-positioned to continue to address our core market and capture the multiple sources of TAM upside.
Our approach
Since our founding, we have taken a unique approach to expense management built on key, complementary elements:
•Platform strategy hyper-focused on the employee. We designed Expensify to be easily configured and used by every single employee within an organization, not just decision makers or managers. Expensify is a highly integrated mobile platform with many features designed to make our members’ lives easier, simple enough for freelancers and small businesses, and powerful enough for large enterprises with tens of thousands of employees. Our product development is compounding and driven by member feedback, with every new feature making every past feature a little bit better, as well as methodically laying a strategic foundation for features yet to come.
•Viral, bottom-up business model driven by the employee. Our employee-focused platform strategy enables a viral, “bottom-up” adoption cycle that starts with an individual employee. After signing up for free on the website or downloading our free app to submit expenses and realizing the benefits of using Expensify, our enthusiastic members champion our platform internally, spreading it via word-of-mouth to other employees and convincing decision makers to adopt Expensify company-wide. This enables us to focus our time and resources on making our features better for our members, and avoid the reliance on a costly, traditional top-down sales and marketing approach to attract and retain customers.
•Word-of-mouth adoption supported by a market consensus approach. We believe that our happy members are the best form of marketing. We strive to build a superior platform that makes the lives of employees and admins easier so that they become our champions and promote us to other individuals and organizations. We deploy large scale brand advertising to build on this platform superiority and help create market consensus that Expensify is the category leader for expense management software. We believe this enables us to focus on creating great features for our members rather than rely on the expensive and ineffective activities of traditional sales and marketing to drive customer acquisition.
•Unique company culture and long-term vision. Our platform strategy and business model are complemented by our unique company culture and intense focus on the long-term happiness of our employees. Our organization is flat, generalist, transparent and inclusive, and we value ideas from every corner of our company, no matter who or where it comes from. We believe our special culture and the long-term commitment from our employees are key drivers to our success.
We believe that these elements of our approach are hard to replicate, self-reinforcing and work together to drive a powerful competitive advantage.
Our platform strategy
Expensify is a leading cloud-based expense management platform that allows any business to simplify how it manages expenses. Since our founding in 2008, we have processed over 1.1 billion expense transactions on the Expensify platform. We built our platform to be intuitive and easy to deploy, with powerful features that increase our network effect inside and between companies. This helps us reach more potential members and expand our value by solving more pain points for our customers. While our core features enable businesses to easily manage expenses, our platform includes features for managing corporate cards, paying bills, generating invoices, collecting payments and booking travel. Our platform strategy centers around the following key concepts:
•Built for everyone. We designed our platform to be used by everyone in an organization, from employees to managers to the finance department. We offer an intuitive, elegant user interface that everyday employees can easily understand and operate from any device. We deliver guided workflows for administrators to accurately and quickly approve expenses in accordance with their unique company policies. Our platform is simple enough for SMBs, but powerful features can be enabled for use across enterprises with tens of thousands of employees. We believe that the more intuitive and simple Expensify is, the more employees and administrators will want to use it.
•Easy to set up. We designed our platform to be easily implemented and configured without the need to speak with a sales person. Any employee can download our free application from mobile app stores or sign up on the website, create an account and start submitting expenses within minutes. When an expense report is submitted, the manager who receives it also automatically becomes a member. Concierge, our AI-powered customer support engine, helps new members set up an account, connect teammates, assign company policies and immediately sync Expensify with existing accounting, HR and travel systems. We believe that by making our platform easily accessible, simple to set up and easily configurable attracts more members to download and try Expensify.
•Designed to improve experiences for all members. We designed our platform to leverage leading technology, such as our patented SmartScan and our proprietary AI-powered customer support engine, Concierge, to automate and reduce errors from the cumbersome, manual tasks associated with managing expenses. By doing so, we give employees, contractors and administrators in businesses of all shapes and sizes more time to spend on things they care about, leading to improved costs, enhanced productivity and higher job satisfaction. We believe that always having the pain points of our members at the center of every technology decision and feature we develop enables us to consistently deliver an improved experience for every employee in an organization.
•One platform, many features. Expensify is one platform, with one price that unlocks access to every feature on the platform, from expense management to bill payment. Our features are just different configurations of the same underlying tool, and are not different products in some kind of combined suite. We develop our features in a compounding manner, which means that everything we build improves everything we've already built, and lays a foundation for what we will build next. This enables increasingly rapid deployment of new features that solve other problems for our members and allows us to extend the network effect of our platform.
•Highly integrated. We designed our platform to easily integrate with other business and consumer applications. We offer over 40 pre-built integrations, allowing Expensify to seamlessly connect with HR, payroll and accounting systems, travel management software, business and employee bank accounts and credit cards. These integrations enable our members to synchronize data in real-time across their technology ecosystem and automate expense management with the applications and tools they use every day.
We believe that elements of our platform strategy are a critical driver of the viral, widespread adoption of Expensify across and between any type of organization.
Our business model
Our platform strategy enables a viral “bottom-up” business model that is capital efficient and extremely scalable. Anyone can easily download our mobile application or go to our website to sign up for free on their own, and later upgrade to a paid subscription for advanced features. The adoption of Expensify within an organization often starts with the individual employee, who downloads our mobile application or signs up on our website for free and uses it to easily submit expenses to their manager with a few taps. After the employee realizes the benefits of our platform, they become a champion of Expensify and often spread it internally to other employees. With multiple employees using Expensify and valuable features simplifying the manager’s job, the decision maker purchases a subscription to Expensify and becomes a paying customer with a few members. Our usage within an organization expands further as the company adds members and adopts new features such as the Expensify Card or Bill Pay. In 2020, 59% of our revenue can be attributed to an instance where an employee used our application first and recommended it to their manager.

We offer simple, transparent and flexible subscription plans for both individuals and businesses that are completely self-service and payable by credit card. In the quarter ended March 31, 2021, 94% of our revenue came from recurring, automated monthly payments made via credit cards. Rather than the traditional software sales model of complex pricing, user thresholds and inconsistent fees, we designed our pricing plans to facilitate the easy adoption of our platform by the smallest mom-and-pop stores to the largest and most complex organizations. Purchasers can select a transparent plan with features that best suit their specific needs, all without interacting with a sales representative or paying hidden costs for implementation, maintenance, or support.
Our subscriptions for individuals include our Track and Submit plans, which include an optional paid monthly upgrade for anyone wishing to SmartScan more than 25 receipts in a given month:
•Track. Our free Track plan comes with our SmartScan receipt scanning functionality and is used primarily by individuals and sole proprietors to streamline their receipt and mileage tracking.
•Submit. Our free Submit plan includes the same functionality in Track, and also adds the ability to automatically submit expense reports to anyone for reimbursement.
Our Collect and Control plans can be purchased by teams, organizations and companies following a free trial. We bill customers on Collect and Control plans at the start of each month based on the number of policy members who were active in the previous month. Each customer has either a "pay per use" plan in which they are billed a flat rate or each active member, or an "annual" plan where they commit to a minimum number of monthly seats in exchange for a discount. Collect and Control customers can access additional discounts if they spend on the Expensify Card:
•Collect. Our Collect plan enables our members to integrate with popular small business accounting systems, configure simple expense report approval workflows, as well as pay employees, contractors and volunteers via Direct Deposit ACH.
•Control. Our Control plan, which is by far our most popular plan, includes everything in Collect and adds the ability to configure rules-based approval workflows and integrate with financial, travel, HR, as well as other internal systems commonly used by mid-market and enterprise companies.
We believe that our happy members are the best form of marketing, and our self-service, bottom-up approach takes advantage of strong, organic word-of-mouth adoption. By making our members’ lives better with easy-to-use but powerful software, they organically recommend and encourage colleagues and friends to use Expensify both within and outside their organization. This is evidenced by consistently high reviews by our customers, including a 4.7/5 rating on the Apple App Store and leading scores across G2, Capterra, TrustRadius and GetApp review sites. We support this powerful word-of-mouth marketing with large-scale brand advertising to build market consensus that Expensify is the software of choice for expense management. This includes active participation in industry conferences, partnerships with industry influencers, partner marketing and hosting our own conference, ExpensiCon. We believe that these activities to drive awareness are crucial given our focus on individual employees and the fact that expense management touches every employee and spans every layer of an organization. Additionally, our platform and customer support have been consistently recognized with multiple awards from industry publications and partners, including the CPA Practice Advisor Readers Choice for Expense & Travel Management Solution in 2021, the TrustRadius Choice for Customer Support in 2021 and one of three PC Magazine Editors’ Choice for Expense Tracking in 2020.
We also leverage partnerships with accounting and bookkeeping firms, who provide validation of our platform and refer customers to us. We partner with strategic accounting software partners such as Intuit, NetSuite, Xero and Intacct to integrate our software in their clients’ back offices, and recognize us as a top expense tool when their clients are browsing and selecting integrated solutions. Additionally, our ExpensifyApproved! Partner Program trains and supports accountants to use our platform and encourages their customers to use Expensify. We work hard to maintain top expense partner status with all partners to support our market consensus strategy. The strength of our alliances is highlighted by frequent distinction by our partners, including being named NetSuite’s Innovation Partner of the Year, Xero’s App Partner of the Year and one of the most reviewed “Popular Apps” on the Intuit Quickbooks platform.
We believe that our frictionless, viral and bottom-up business model and word-of-mouth adoption allows us to not rely on traditional outbound marketing efforts that are costly and often ineffective. As a result, we can dedicate our energy and resources on strengthening our brand, improving our features and making it easier for more people to adopt Expensify.
Our culture
At Expensify, our culture is deeply embedded in everything we do. We strive to create a diverse, inclusive and collaborative workplace that prioritizes and fosters the long-term happiness of our employees. We operate with a flat, generalist organizational structure, where everybody is encouraged to participate in every discussion and contribute to every decision they choose to. Our culture is centered on the belief that a life well lived is one that enables you to achieve the following three goals, which we all work towards with a long-term mindset:
•Live Rich. This means we want to have ample means, and the time to enjoy it. We want to participate in a diverse, equitable, inclusive and fundamentally just society -- both inside and outside our own walls. We want to have a “comfortable baseline,” where on a dull, ordinary day we wake up refreshed and excited to take on the day’s challenges, and go to bed each night fully satisfied in life well lived and a job well done.
•Have Fun. Sometimes, we want to do stuff that is awesome just for the sake of awesomeness. Not too often, but often enough to remind ourselves that we are living life to its fullest, and enabling others to do the same. For example, every year, we bring the whole company, plus families and kids, to a warm and sunny international location for a month-long "working vacation" to enable our employees to collaborate in person from a remote beach, build friendships with their colleagues, broaden their perspective and have a great time. These “Offshore” trips are productivity powerhouses that have resulted in some of our most impressive platform developments to date. Most recently, our team built the technology behind the Expensify Card as we hopped from cafe to cafe together in Hanoi, Vietnam.
•Save The World. We like the phrasing of this goal precisely because it is bombastic. We want to play an active role in unwinding the systemic bias that has prevented so many from living rich. We believe that even a small team with limited resources, given enough time and focus, can move the world. This is why we started Expensify.org, to “create a just and generous world”, and we are all totally committed to its mission.
We believe that there are three common qualities critical to achieving these three goals and the success of our company:
•Talent. Each of us can learn without being taught, and can teach whatever we’ve learned.
•Ambition. Each of us has a genuine desire to accomplish something meaningful to us individually, to create more than we consume in this world.
•Humility. Each of us genuinely values the opinions and perspectives of others, and seeks above all to find the right solution to any given problem, no matter who came up with it.
Finally, our long-term commitment to our three life goals is guided by two simple rules:
•Get Shit Done. We have little-to-no internal hierarchy; nobody reports to anyone else. Everyone is responsible for their own time and empowered to spend it in the way they feel will best advance their own goals, and the goals of the company.

•Don’t Ruin It for Everyone Else. Whenever there is some complicated scenario with an unclear resolution, we always brainstorm the fairest possible solution -- and then put in the hard work to make that ideal solution our actual solution. Fairness rarely comes easy, and is typically far, far from the norm.
We believe that our unique culture and our employees’ happiness and long-term commitment to Expensify is a critical component of our success. As of March 31, 2021, 66% of our 133 employees have a tenure of over 4 years, and our 10-person leadership team has an average tenure of 8.3 years. We dedicate significant time and resources to monitor and improve the happiness of our employees, including a monthly survey to measure our employees’ happiness. In 2020, this survey produced an average employee happiness score of 8.93 out of 10. While we are extremely proud of our employee happiness, we remain relentlessly committed to reevaluating ourselves and continuing to foster a workplace environment that prioritizes the well-being of each and every Expensify employee.
Our competitive strengths
We believe our platform strategy, business model and culture provide us with competitive strengths that will allow us to maintain our position as a category leader for expense management and extend our leadership to improving other back-office functions.
•Hyper-focus on an improved experience for our members. Since our inception, our principal goal has been to offer a single, intuitive and powerful platform with features designed for the actual end users of expense management software: everyday employees. Our platform is reliable and easy to set up, integrate, configure and use, which has enabled us to serve members of all types and organizations of all sizes and industries. We leverage our AI-powered customer support engine, Concierge, to inject customer feedback directly into our product development, and continuously innovate features to address additional use cases for our members. While many software companies focus on the needs of the decision maker, we believe our relentless focus on making the actual end user happier has enabled us to become the market leader for expense management software and primed us to become a leading provider for other back-office software.
•Viral, bottom-up business model. We leverage an efficient, self-service business model driven by the viral, bottom-up adoption of our platform by employees. After the initial use of Expensify by employees, they realize time savings and improved productivity and recommend our platform to other colleagues and departments within their organization. Unlike the costly traditional enterprise sales method that focuses on a smaller set of decision makers, our intense focus on the employee enables zero marginal costs for new leads, provides hundreds of entry points into every customer, and allows us to profitably sell to large portions of the market, from one-person businesses to the largest organizations in the world.
•Recognized market consensus and efficient word-of-mouth. Our members drive the adoption and expansion of Expensify within organizations, and our platform and business model are intensely focused on improving their everyday experience. This creates positive and powerful word-of-mouth that drives incredibly efficient and scalable organic customer acquisition and marketing. Every employee in every company in the world is a legitimate prospect to us, and since employees greatly outnumber managers in every business, we do not have to laser target our marketing to narrowly qualified decision makers. This means that we have access to exponentially more advertising inventory than traditional top-down sales models and a massive opportunity to create awareness.
•Employee-centric legal structure and database design. Our platform is built on Bedrock, a proprietary and private distributed database that we built ourselves. Bedrock enables us to consolidate all members into a single database and maintain a direct legal relationship with each of them, where they own all their underlying data and control their account status. This non-partitioned, employee-owned account design underpins our success with bottom-up adoption: regardless of how the member was acquired and what their original use case was, we are able to effectively and uniformly distribute our entire suite of features to them. We also enable any member to collaborate with any other member, no matter where they are or what company employs them. We believe no other company can replicate our bottom-up adoption model without this defensible technical and legal foundation.
•Nimble and extremely loyal team with a shared, long-term vision. Our efficient business model allows us to prioritize our resources to attract, retain and inspire a vastly more talent-dense team than our competition, whose top-down, expensive business models prevent them from making the kind of serious compensation and lifestyle commitments to their employees that we can. This unmatched talent density enables a flat generalist structure that achieves a level of creativity, agility and boldness that our large, low-paid, hierarchically-managed competition cannot duplicate. Our superior value alignment of internal decision makers and rank-and-file employees achieves impressive levels of retention, which provides the necessary corporate patience and ambition to execute a truly massive, long-term vision. We prioritize diversity, equity and inclusion, recognizing diverse perspectives lead to better outcomes. Attracting and retaining a diverse and global workforce, with employees of different races, ethnicities, nationalities, religions, ages, gender identities, sexual orientations and more, is central to our ability to innovate and create value over the long term.
We believe that these strengths set us apart from our competition and put us in a powerful position to maintain and expand our market leadership as we add new features and our industry grows.
Our growth strategies
We intend to drive the growth of our business by executing on the following strategies:
•Build new features that create additional value for existing members. Our word-of-mouth model works well because people genuinely enjoy using Expensify. We intend to continue to invest in building features that increase the value our software delivers to our existing members. Our flat, generalist and democratic structure cultivates a diversity of ideas from every single one of our employees, which enables an efficient, scalable and rigorous product development process. In the month of March 2021, 60% of our team was involved in material aspects of research and development. By efficiently investing in new features that prioritize the needs of our members, we can continue to retain existing members and attract new members via word-of-mouth;
•Build new features that attract new members beyond employees who submit expenses. We have and will continue to invest in developing features complementary and adjacent to expense management. At most companies, not every employee generates expenses that would be submitted via an expense report. As we add additional features that can be used by all employees rather than just those that submit expense reports, we have the potential to monetize the segment of our customers’ employees that are not submitting expense reports on a monthly basis, and increase revenue without adding more customers or raising prices;
•Build viral loops into our member experience that increase adoption by new customers. We design our expense management platform and every new feature with the aim of frictionless adoption. As of March 31, 2021, approximately 59% of our revenue was driven by bottom-up adoption: individual employees download the Expensify mobile app or sign up on our website, for free, and use it to submit their expenses to their bosses – turning every expense report into a highly targeted marketing message, straight to a decision maker. Outside of expense management, we have expanded our platform and built invoicing and bill payment features with the goal of replicating the frictionless adoption of our expense management feature. By sending an invoice using Expensify, accounts receivable departments naturally promote Expensify to their clients. A company that adopts Expensify bill payment tacitly promotes Expensify to all of their vendors: any one vendor that sends a manual invoice receives an email notifying them that their invoice was converted into an Expensify invoice, and they should sign in to collect payment online. We will continue to focus on the maintaining and extending the virality of our features to support our viral, bottom-up business model;

•Expand and monetize transaction volume from existing and new customers. We fully launched the Expensify Card in 2020 and, despite pullback in corporate expenses with the COVID-19 pandemic, customers have begun to adopt the card. We expect its adoption to continue to grow, especially as business travel is expected to return from the challenges caused by the COVID-19 pandemic. Going forward, we intend to increase the promotion of the Expensify Card to both new and existing customers to drive growth in adoption;
•Promote Expensify’s culture and values. We believe that consumers are more likely to both use and recommend products from brands they admire. According to a proprietary research study conducted by Havas Group in 2019, 77% of consumers prefer to buy from companies who share their values. By consistently acting on and vocally promoting our values, we have the ability to both drive positive change and create brand awareness that can add to the virality of our platform. Our culture and values, including our adherence to Environmental, Social, and Governance (ESG) principles, will be shared in our company code of ethics and conduct and in future sustainability reporting;
•Continue to strengthen our market consensus. We have worked hard to establish and maintain Expensify as the dominant expense management platform for SMBs. We leverage a variety of targeted marketing strategies that involve industry conferences, industry influencers, partner marketing, our own conference and more to achieve market consensus that Expensify is the premier, industry standard expense management platform. This is essential to our viral and word-of-mouth business model. We plan to reinforce the market consensus surrounding our platform, as well as expand on these strategies across new feature verticals and markets;
•Expand integrations and strengthen partnerships. Expense management touches many functions across a company. To provide a seamless experience for our customers, we integrate with the accounting, ERP and travel software used by SMBs and their employees every day. We also have frictionless integrations with many of the technology providers that generate the most receipts for our members, such as Uber and Lyft. Through our ExpensifyApproved! Partner Program, we train and support accountants who then encourage their customers to use Expensify. We intend to continue to invest in both integrations and partnerships as they are critical to delivering best-in-class user experiences and ensuring that Expensify is deeply embedded within our customer base; and
•Expand internationally. For the year ended December 31, 2020 and three months ended March 31, 2021, we derived 10% and 11% of our revenue, respectively, from customers outside the United States, and we see significant opportunity to acquire new customers internationally. Because word-of-mouth drives significant adoption, we have experienced member growth outside of our core geographies without investment in marketing or regional sales forces. We have the opportunity to accelerate international growth by investing in marketing, developing a localized platform experience and expanding international partnership and integrations.
We believe that the combination of the strength of our platform, our scalable business model and our special company culture has us well-positioned to achieve these growth strategies.
Expensify.org
We started Expensify.org to “create a just and generous world” with the belief that doing good is good for business. If nothing else, it's good for employee retention and morale, by framing our work in a more powerful context than it might otherwise seem. Everyone here knows that we cannot succeed as a business without also giving back and making the world a better place than we found it.
Though Expensify.org launched in January 2020 and is now a 501(c)(3) non-profit, the concept was set into motion before Expensify was founded when David Barrett, Expensify's founder and CEO, had an idea of how to help feed unhoused neighbors he passed every day walking through San Francisco. He developed a platform to load gift cards on-demand from his personal credit card to offer funds immediately for individuals in his neighborhood to purchase food. While this idea didn’t take off, David held onto the concept for more than a decade until it became a reality with the launch of Expensify.org and its corporate-card-fueled donations called Karma Points.
Through Expensify.org, we seek to empower individuals and communities to eliminate injustice around the world by making giving and volunteering more convenient, accountable, meaningful and collaborative. The foundation of Expensify.org was built on applying our expertise in expense management to increase the transparency of how funds are used, the convenience of how donations are gathered and — most importantly — the emotional connection between donors, volunteers and recipients. Donations route to one of our five funds related to tackling the biggest social injustices of our time: Housing Equity, Youth Advocacy, Food Security, Reentry Services and Climate Justice.
We aim to integrate the Expensify.org mission into everything we do. In the first year of Expensify.org, our Food Security fund helped feed over 4,500 families in need. When we introduced the Expensify Card, in addition to making it easy for individuals and customers using the card to donate, we committed to donate 10% of our interchange amount from the card to Expensify.org. Beginning in 2021, we made an additional commitment to donate 25 cents for every dollar we pay to white, male Expensify employees to Expensify.org to fund social justice and equity efforts.
In these challenging times, we believe that businesses cannot turn a blind eye to the effects of their decisions, or sit on the sidelines for the most important social issues of this generation. There can be no sustainable, profitable growth without a market that is fair, inclusive and universal. Defending, improving and expanding this market is a core responsibility of any business that intends to last as long as we do.
Our platform
Expensify makes money easy for SMBs by enabling them to collaborate and complete financial tasks more efficiently. Our AI-driven, mobile-first, cloud-based platform offers a best-in-class experience for companies looking to modernize their financial processes away from paper and excel spreadsheets for the first time.
We define preaccounting as the systemized set of processes through which employees, or non-accountants, gather, code, aggregate and normalize financial data. While other financial processes have seen vast efficiency improvements with the widespread adoption of cloud-based ecosystems, company-focused preaccounting tasks such as expense management have largely remained unchanged, and therefore are still overwhelmingly inefficient, unscalable and time-consuming. Our comprehensive financial platform offers a wide range of easy-to-use but powerful features that automate the preaccounting processes for businesses of all sizes – including managing expenses, capturing and managing spend via the Expensify Card and more recently, paying bills and sending invoices, all included in the Expensify platform.
Expense management
Expenses are among the most complicated preaccounting workflow, no matter the size of a company. Expenses touch every employee, span every layer of the organization and require interaction with a host of internal and external business systems. While the expense management process is incredibly complex, it largely occurs in three distinct, sequential phases: Capture > Approve > Pay.
Capture
Most of today’s financial data still exists on paper. Expensify streamlines the capture and normalization of disparate financial data in the following ways:
•SmartScan. Snap a photo of your receipt, forward receipts from email, or upload attachments directly in the application. SmartScan optimizes for high-accuracy data extraction to support our “fire and forget” receipt capture.

•Credit card matching. Receipts and emails are automatically matched to incoming credit card transactions in real-time, preventing duplicates and reducing the need to manually reconcile credit card statements at month end.
•Mobile expense capture. With mobile apps for Android and iOS, it’s possible to capture receipts, mileage expenses and per diems while in the office or anywhere else in the world – online or offline. In addition, members can automatically import receipts from their favorite travel tools, including Uber, Lyft, Grab, Hotel Tonight, among others.
Approve
Once financial transactions are captured, we deliver AI-driven insights into the nature of company spend, as well as adherence to company-specific rules and guidelines. Expensify’s robust approval functionality can be scaled up and down in the following ways:
•Multi-level approval workflows. Customizable approval workflows help companies of all sizes tailor their approval hierarchies, route specific expenses to budget or project owners and approve expenses through an intuitive “Guided Review” that highlights specific items requiring review.
•Intelligent auditing. Process data automatically or configure which types of transactions require review. Expensify detects receipt duplicates by default and automatically verifies that any manually-entered expenses match attached receipts.
•Powerful integrations. Connect directly with leading cloud accounting and finance platforms such as QuickBooks, Xero, Oracle NetSuite, Sage Intacct and FinancialForce, among others. A continuous real-time sync means that information is dynamically updated across all connected platforms. Expensify connects directly with the top banks in the U.S., as well as leading human resource, practice management, tax reclamation, recruiting and travel management systems. A self-service API is available to anyone who wants to integrate Expensify into their technology ecosystem on their own without additional cost.
•Comprehensive visibility. Whether companies require visibility into transaction approvals, help with corporate credit card reconciliation and remittance, or insights into travel spend, financial data is visible throughout the platform.
Pay
After capturing and approving relevant company spend, businesses require an easy and fast method for disbursing funds to employees and vendors. Expensify’s payments platform streamlines how modern payments are made and reconciled in the following ways:
•Next day ACH direct deposit. For companies that enable automatic processing and reimbursement, employees receive expense reimbursements in their bank account the following business day.
•Centralized travel procurement. Manage and centrally pay for travel bookings made with any Expensify Card, all while ensuring compliance with company travel policies.
•Corporate card remittance. Streamline the process of managing and remitting corporate card payments.
Expensify card
The Expensify Card is a natural extension of our expense management platform, and is powered by the Visa network. Companies can use the Expensify Card in conjunction with existing expense policies at no additional cost, or independently as a separate corporate card program through our platform.
The Expensify Card leverages our wealth of experience acquired by working directly with finance administrators. The feature is designed to fix the common pain points seen with traditional corporate cards, namely the lack of real-time receipt capture and transaction visibility, enhanced access to credit for small businesses and streamlined setup of corporate card programs.
Key capabilities of the Expensify Card include:
•Streamlined card application/setup. Companies receive an automated approval decision in seconds, and card provisioning for an entire organization is possible in a few minutes. Every member receives a virtual card for immediate use.
•Continuous automatic reconciliation. Card transactions are synchronized in real-time between Expensify and a company’s accounting systems. This removes the need for an arduous once-a-month statement reconciliation.
•Real-time compliance. Cardholders receive an immediate push notification when their card is charged, which helps protect against fraud. In addition, eReceipts mean that no receipt capture is required for nearly all purchases, though companies can stipulate their own receipt policy where preferred.
•Spend control with Smart Limits. Companies control the maximum exposure they will accept for each employee by stipulating their individual unapproved spend, which is another cash control feature. If a cardholder fails to submit their expenses in a timely fashion, card activity is suspended until historical card spend is approved.
•Karma Points. Every time a cardholder makes a purchase, Expensify donates 10% of our interchange amount to Expensify.org for use in one of its five funds – Hunger, Climate, Homes, Youth, Reentry.
•Daily settlement. Ensure that employees never overspend what a company is able to pay. Daily settlement also helps smooth cash flows throughout the month, as opposed to one large, uncertain lump sum at month’s end.
•Integrated travel booking. Offered at no additional cost for all cardholders, administrators can set flight class, hotel ratings and other travel preferences to ensure that bookings comply with company policy. Reporting tools give admins full visibility into trip costs, and currently every booking comes with emergency transportation services in partnership with Global Rescue at no additional cost, as well as health and security assessments applicable for their destination.
New features
For much of Expensify’s existence, we’ve focused on streamlining the financial pain points that stem from expense and corporate card management. However, as we’ve worked closely with our customers, we’ve strengthened our perspective that invoices and bill pay are more similar to expense management than they are distinct from it.
For instance, invoices are similar to expense reports, but with a simpler approval workflow, as a customer merely needs to approve and pay an invoice rather than a boss needing to track down and verify expenses. Similarly, bills are the same as invoicing but from the recipient side, because every invoice is a bill someone else needs to approve and pay, and bills themselves mimic internal expense report approvals.
Accordingly, because bills, invoices and expenses share so many underlying similarities, we are able to leverage our underlying technology to accommodate each of these use cases with the same easy-to-use platform. Even more importantly, accounts receivable and accounts payable teams are most typically one integrated team in small businesses, which reduces the need for SMBs to purchase, learn and maintain a separate set of applications and processes.

Invoicing & bill pay
Key capabilities of our invoicing and bill payment features include:
•Payments made easy. With multiple payment options, including credit/debit card, ACH, check, Venmo and PayPal, customers across the globe have access to quick, easy and frictionless payment options.
•Eliminate manual entry. Bills sent to a company’s @expensify.cash address are automatically SmartScanned, which captures key details for easy review and processing.
•Real-time communication. Customers can leave comments or ask questions on the invoice and both parties can chat in real time directly in Expensify, or receive an email instantly.
•Extensive integrations. Companies can save time by exporting invoices and bills to QuickBooks, Xero, Sage Intacct, Oracle NetSuite and more. Invoices are automatically linked to the corresponding customer and exported as a receivable in the accounting system. Bills are automatically linked to the corresponding vendor and exported as a payable.
Additional early access features
Before we launch any new feature, we use the feature ourselves internally. This process allows us to experience the pain points ourselves and build better solutions for our customers. We have developed and adopted internal chat functionality to increase collaboration and make money easy for our members in both business and personal use cases. Additionally, we have developed and adopted our own payroll system for US employees. These features are not the focal points of our existing platform and we have no timeline of when they will be launched for early access to the public or fully launched in general. But they are features we have built, have adopted and are excited to one day bring to our members, both existing and new.
We will continue to invest in our platform to constantly enhance existing features and add new solutions that can extend our platform to help additional use cases for our members and their businesses. We believe that by delivering one, highly integrated platform that can solve pain points for and promote collaboration across a wide range of end users, we can continue to make money easy for our customers.
Our technology, infrastructure and operations
Our foundation
Expensify is built on Bedrock - a private Blockchain-based data foundation atop a custom fork of SQLite, which we believe is the fastest, most reliable and most widely distributed database in the world. This fork optimizes SQLite to operate on extremely high core density servers, concurrently executing thousands of page-locked transactions per server, with robust conflict detection and resolution. Bedrock further extends SQLite -- which is a local database with no networking component -- with a WAN-optimized, Paxos-based self-healing clustered replication engine designed to conduct atomic two-phase commits over high-latency / low-reliability internet VPN links, using the world's longest continuously operational Blockchain (since before Bitcoin began). Our design is optimized for global scale, speed and reliability.
We operate out of three fully-replicated geo-redundant data centers, each on separate power grids and operated by separate providers, with highly peered internet uplinks. This means not only can any single component fail inside of a datacenter with no service impact, an entire data center can go down and Expensify will still be live.
We own all of our underlying hardware and servers, which dramatically reduces our cost of operations. We believe our hardware is also built to scale like no other: Expensify runs on custom-built high density core count servers each having 384 CPUs and 6 TB of RAM, provisioned for many, many multiples of our current load. This means we can significantly increase our customer count many times over without adding developers or incurring additional hardware expense to support them.
An important element of our database design is that we consolidate all members into a single database, and maintain a direct legal relationship with each of them, where they own all their underlying data and control their account status. This is unlike every other enterprise SaaS (software as a service) platform out there where data is logically (or even physically) partitioned, and all member data is owned by the company, not individual employees.
Our unpartitioned, self-owned account design poses a significant competitive advantage for us. It underpins our success with bottom-up adoption and our unique network-effect business model. Regardless of how the member was acquired, and what their original use case was, we are able to effectively and uniformly distribute our entire suite of features to them. This makes Expensify a more valuable service to each of them, and accessible to any member, no matter what company they currently work at. We believe no other company can replicate our bottom-up adoption model without this technical and legal foundation.
Our operations
We approach the operational challenges of achieving profitable scale in a two pronged approach:
1.Solve problems with automation, not headcount, wherever possible
2.Smart manual intervention with on-demand, flexible, appropriately skilled humans
SmartScan and Concierge are two examples of this approach working in practice.
SmartScan. SmartScan is designed for accuracy and optimized for speed and cost. To deliver on the promise of “fire and forget”, we believe that the results of the scan need to be more accurate than the user entering their own receipt by hand. To accomplish this:
1.We have a host of OCR-based, AI-powered software parsers that read and transcribe every receipt scanned (or forwarded) to them.
2.In cases where a scanned receipt cannot be transcribed with sufficient confidence, we route the receipts to a worldwide team of on-demand workers who transcribe the results, paid on a per-job basis with no minimums. We have over 1,000 trained and vetted agents globally who can be "surged" online as needed, but only pay a fixed price per receipt accurately transcribed.
3.Once a receipt has been processed, it is then matched with imported transaction feeds to validate the expense further.
Concierge. Concierge is our customer support engine. Concierge is designed for speed and accuracy and optimized for cost. Concierge is powered by AI and trained by customer support agents, with different levels of skill and training, spread out across the world.
We respond to most customer queries in less than two minutes. It works like below:
1.Concierge uses natural language processing to break down a question into its component parts, organized into a "conversational hierarchy" that maps out the natural flow of real world conversations.
2.Concierge will analyze this against previously answered questions asked in the same conversational state, to formulate a response.
3.If unable to answer with high confidence, Concierge will show that question to a "First Responder" along with suggested responses.

4.First Responders will pick the correct response from suggested responses provided by Concierge, increasing the accuracy of Concierge for this answer the next time this question is received in this conversational state.
5.First Responders will escalate to a "Second Responder" if none of the suggested responses work.
6.Second Responders will execute the member’s request (such as for travel booking), write a new response (training Concierge to answer this question next time), or escalate to a Success Coach if the question is too complex for their understanding.
7.Success Coaches effectively resolve all questions directed to them.
First Responders provide simple support that requires minimal training, with the primary requirement being English proficiency. Second Responders receive more in depth training and answer more complex questions, as well as those that require a deeper understanding of the platform. The costs of maintaining a team of First and Second Responders scales according to support volume, but thanks to Concierge, benefits from extraordinary economies of scale as well as consistency in speed and quality. First and Second Responders are employed and managed by vendors, which helps us efficiently scale up and down based on support volumes.
Success Coaches are full-time employees who manage the bulk of our product management. Whereas Second Responders are more akin to a traditional customer support team, Success Coaches are akin to a traditional product management team, with an AI-twist. Success Coaches are named to reflect that they "coach" the Success organization (including the Concierge AI). Said another way, First and Second Responders are focused on supporting customers (and indirectly training Concierge in the process), and Success Coaches are focused on supporting First and Second Responders by building and training an AI-enhanced tool (Concierge), as well as proposing product enhancements to improve its robust self-service and self-diagnostic capabilities. 77% of support inquiries not automatically handled by Concierge are handled by First and Second Responders. Approximately 75% of Success Coach time is spent on traditional product management activity (i.e., writing product proposals, engaging with the product development team, testing new functionality, updating documentation). The remaining approximately 25% is spent doing "supervised training" of the Concierge AI in response to edge case conversations escalated from Second Responders. We believe that by keeping our product managers involved with the customers we design and develop features that customers like to use - supporting our product-led growth. Concierge has dramatically increased the efficiency of the business. Since its introduction in September 2016 to March 31, 2021, we increased our revenue 536% while only increasing headcount by 24%.
Our underwriting and risk management
For the Expensify Card, we have a proprietary underwriting program, wherein we use a combination of leading ID verification and bank account monitoring tools to authenticate a business and assign them the highest possible transaction limit on our platform. We augment this with our transaction monitoring program, which identifies transactions that look suspicious and flags them for internal review. Our highly trained operations team then looks at all the red flags to identify false positives. Approved transactions are "settled" daily, meaning that funds for each day's purchases are withdrawn from the customer's bank account within one business day — generally before we are required to pay the Visa network — resulting in extremely high collectability of short-term credit often extended for less than a day. Taken together, this multi-layered strategy effectively minimizes fraud on our platform.
Our compliance and data security
We are PCI-DSS and SOC-II compliant, with external parties performing "grey box" testing to simulate nation-state level hacking capability. We are integrated with every major bank in the United States and our system and processes have been stress tested by each of them. We process billions of dollars in expense reimbursements every year and are audited annually by our processing bank. We take privacy and data security seriously and are in compliance with domestic and international data privacy regulations, which sometimes change faster than the wind.
Our data
As of March 31, 2021, we have processed over 1.1 billion expense transactions for our customers. These expenses span across employees from all functions and layers in organizations of all sizes, industries and geographies. To process these expenses, our platform runs on our proprietary distributed and fully replicated technology architecture that is built to process many multiples of our current transaction volume. We also designed our platform to be deeply integrated and connected with a broad suite of back office systems, consumer applications and banking technology infrastructures that our customers use every day. The combination of the scale and diversity of the expenses we process, the breadth and depth of our integrations and the scalability of our infrastructure has enabled us to build a massive data asset that continually enhances the value of our platform.
We derive powerful insights from our data such as the unique buying behavior of our members, the spending trends of the businesses they work for and changes in the technologies businesses use for multiple back-office workflows. These insights provide continuous and real-time input into our product development and enable us to develop features that reflect the behavior and preferences of our members and the organizations they work for. Our data asset also benefits from significant network effects, with every new member and transaction adding incremental value to our platform. Every receipt we process through our OCR technology makes our SmartScan technology more accurate, every transaction we process and backtest enhances our fraud protection capabilities and every customer inquiry we resolve allows Concierge to answer future questions faster. We believe that our data asset will continue to expand the value of our platform and drive future growth.
Our members and customers
We think of the individuals that use one or all of our features of our platform as members. In the month of March, 2021, we served over 660 thousand paid members and our platform was used in more than 200 different countries and territories. We define paid members as the average number of users (employees, contractors, volunteers, team members, etc.) who are billed on Collect or Control plans during any particular quarter. We are focused on our paid members, and we develop all features of our technology with the member in mind. Loyal, enthusiastic members are the key to our viral word-of-mouth strategy. We also have freemium members that have not been added to a paid policy.
Our paid members are generally part of a company policy owned by the employer. While each member is the primary focus of our development, the overall employers are our customers. We work hard to be the most efficient tools to run an SMB from the employer's point of view as well. As of December 2020, we estimate that businesses with fewer than 1,000 employees accounted for over 95% of our customers by revenue and continue to represent our largest greenfield opportunity. Our customers span virtually all sectors with the largest concentration in business services, technology, banking and financial services, entertainment, healthcare, computer / IT, construction, food / beverage, utilities / energy and education. Our customer base is highly diversified, and in 2019 and 2020, no customer accounted for more than 1% of our revenue. We had approximately 65,700 customers as of December 31, 2019, and approximately 54,600 as of December 31, 2020. We believe the decline in 2020, which was the first year in our history where we experienced an overall decline in the number of our customers, was due to the impact of the COVID-19 pandemic. The vast majority of customers lost were businesses with less than five members, a segment of customers responsible for only 6% of our total revenue for the three months ending March 31, 2021.

Pac-12

The Pac-12 is an organization divided into two main verticals: the Pac-12 Conference and Pac-12 Networks. The first vertical, the Pac-12 Conference, is a collegiate athletic conference made up of 12 member universities participating in 24 different sports. Nicknamed the "Conference of Champions," the Pac-12 has won more NCAA national championships in team sports than any other conference in history. The second vertical, Pac-12 Networks, is the first and only sports media company owned by its member universities. It consists of seven television networks that operate from an in-house studio and air approximately 850 live events a year. The Pac-12 organization has 160 employees and uses Expensify across the organization.

"The user experience is super positive. We love the app, SmartScan, and email forwarding features. Everyone seems to have a much better experience with Expensify than with the previous manual expense process. I've heard nothing but really, really positive reviews from our employees about their experiences with Expensify.

Prior to switching to Expensify in 2017, Pac-12 was using traditional paper forms for its expenses. This was a very manual, time-consuming process, particularly as it related to error corrections and going back-and-forth on individual reports. Receipts had to be taped or stapled to a form and then scanned or physically handed in for reimbursement. In early 2017, Pac-12 decided it needed to streamline its expense management process and chose Expensify after researching a number of competitors.

Since switching to Expensify, the Finance team spends a lot less time reviewing and correcting everyone's expenses, and employees receive their reimbursements much quicker. Pac-12 estimates that Expensify saves their accounting department an average of at least 4 hours per week. It also saves employees, on average, at least 20 minutes per report and has decreased reimbursement time by an average of at least 2 weeks.

Easy money.

Redmond Accounting

Redmond Accounting Inc is a cloud accounting firm founded in 2005 that serves professional services companies, including venture capital firms, law firms, and family offices. They have two main divisions: their Accounting division acts as the accounting department for their clients who want Redmond to do their accounting work for them; their Technology division implements time-saving cloud accounting infrastructures like Expensify for companies that have internal accounting departments and want to do their accounting work themselves.

Redmond discovered Expensify in 2010 at an accounting conference and immediately started using it internally and implementing it for their clients. Since 2011, Redmond has standardized on using Expensify with every client. Prior to Expensify, clients would submit their reimbursable expense reports on paper with receipts stapled to them. These reports were then unstapled, scanned, and manually transcribed into the accounting software by one of Redmond's accountants. If the expenses included foreign currencies, the accountant would manually calculate the exchange rates prior to processing the expense. This process was time-consuming and lent itself to transcription errors. An individual expense report could take an accountant 30 minutes to process and company credit card charges were often coded by the company improperly.

> **“Once we understood the improved workflow of Expensify, it was unimaginable to revert to the old method.**

Since implementing Expensify, this entire process has been streamlined and automated. Redmond simply configures Expensify for each client. Corporate card transactions automatically import into Expensify, employees can SmartScan their receipts with the app, and code them with just a few clicks. The expenses are then automatically synced into the accounting software. This streamlining has resulted in a massive reduction in labor cost for Redmond, which they are then able to pass onto their clients. Expensify, along with its ability to integrate with other cloud services, was one of the main drivers that enabled Redmond to switch from hourly-based billing to value-based billing.

In addition to the time saved, Expensify also helps Redmond minimize fraud. Prior to using Expensify, their clients had little oversight of expenses. Expensify increases transparency into how each dollar is spent, which creates a “Hawthorne effect,” making it much less likely that employees will misuse company funds.

Expensify has also helped Redmond transition their clients off of antiquated accounting practices. Instead of batching up monthly expense reports, the convenience of the Expensify app means employees can submit expenses as they're incurred. Clients that use the Expensify Card no longer need to think about their monthly statement since card expenses are automatically submitted throughout the month. Expensify acts as a shuttle to the general ledger, which obviates the need to group expenses based on time period.

Easy money.

Bugcrowd

Bugcrowd is a security platform that combines the largest, most experienced triage team with the most trusted hackers around the world to find security vulnerabilities for their customers. Their customers include Atlassian, Twilio, Hewlett Packard, and many other top brands, and they employ approximately 200 people across the United States, United Kingdom, and Australia.

Prior to using Expensify, Bugcrowd was tracking all of their expenses in spreadsheets. Employees had to manually fill out those spreadsheets, scan their receipts, and submit via email to their managers for approval. Managers then had to look at the receipt attachments, approve the report, and forward it to the accounting team, who would manually enter each report into their accounting software. Not only was this process slow and clunky, but it was also hard to spot or control any expenses that were breaking expense policy rules.

As Bugcrowd grew and expanded internationally, the cost of having such an inefficient process also grew. They wanted a cloud-based workflow that was easy to use and manage. In November 2017, Bugcrowd decided to implement Expensify, which seamlessly integrated with their new accounting package. Bugcrowd's team loves the accounting and corporate card integrations, as well as being able to reimburse employees directly through Expensify.

Bugcrowd estimates that Expensify reduced their time spent on expense management by 80%. Before Expensify, it took them almost a full-time employee to handle and track all expenses. Now, it's just one small task for one person on the finance team.

It's all about saving time. We want to get our employees reimbursed quickly and we want it to be as painless as possible because time is money and they could be working on other things. So we appreciate that Expensify helps us streamline our process and helps our employees focus their time on more important things.

Easy money.

Ulu Ventures

Ulu Ventures is a seed-stage venture capital firm focused primarily on investing in enterprise IT companies. Launched in 2008, Ulu focuses on the market opportunity created by the Stanford and Silicon Valley communities and seeks to generate great financial results using a disciplined, repeatable decision-making process that analyzes risk-reward trade-offs. Diversity is also an important part of Ulu's investment thesis. The team believes that diverse professional backgrounds and life experiences are better at problem-solving and create better business opportunities.

In 2018, after raising their second investment fund, Ulu started using Expensify's basic features at the recommendation of their accounting firm. In 2020, as Ulu started heading toward a third investment fund, their CFO realized that they had to further automate and streamline their processes as much as possible in order to scale effectively. The main question was: What are the systems, people, and processes to put in place to manage more capital? The answer, in part, would be found within Expensify.

ULU
VENTURES

"For most of my career, I've been around venture funds and a lot of them just use Excel, but that doesn't work great at scale. Several of the companies that I've been affiliated with have used travel and expense applications and I knew there were several choices out there. The general feeling was that Expensify was a great SMB solution with good integrations to accounting packages, so it wasn't a hard decision on which one to use.

In the months that followed, Ulu adopted new Expensify features that allowed them to reduce report processing time by more than 50%. More specifically, they issued Expensify Cards to all employees and enabled real-time reconciliation with their accounting system. They also started using Expensify to reimburse employees for their expenses and set Scheduled Submit to a weekly cadence so expenses could be submitted automatically on a regular basis. Ulu's CFO estimates that their overall expense report processing time is down from 4 hours per week to 1 hour per week.

Ulu Ventures has now raised $138 million for its third fund and is already actively making investments. Considering the new fund is likely to add another 80-90 companies to their portfolio, Ulu plans to use Expensify to automate even more pieces of the pre-accounting process so that employees can spend more time where they're needed most - sourcing great investment opportunities and working with the portfolio

Easy money.

Marketing
Our members are our best marketers. They have adopted, championed and spread Expensify to their colleagues, managers and friends. We have empowered employees to simplify and streamline expense management and in the process we have created champions of our solutions who naturally demonstrate the value of Expensify to decision makers at their broader organizations.
We make our platform available for free trial online, which facilitates rapid and widespread adoption. The superiority of our solution and its user-friendly nature creates advocates of our platform and allows Expensify to spread virally, through word-of-mouth, across teams, departments and organizations. This word-of-mouth marketing increases organically as more individual members and teams discover our platform.
Our marketing efforts are designed to support the bottom-up viral nature of our platform by establishing our brand as the premiere option in preaccounting software. We invest in brand and platform promotion through partners, conference participation, thought leadership, direct marketing and advertising and content development to educate the market about the benefits of our platform and create market consensus.
Creating market consensus requires a major investment to establish and requires ongoing commitment to our product to maintain. For example, in 2019, we went big and became one of the smallest companies to ever advertise nationally at the Super Bowl. Our 7-time Cannes Lion winning Super Bowl ad premiered during Super Bowl LIII. But so long as the market agrees we are the best, it is relatively inexpensive to maintain that perception. This creates an asymmetric advantage against anybody who would seek to challenge our brand. This market consensus strategy ensures we get the lion's share of the best new customers in the market by default, without needing to pay a high marginal cost to acquire each new customer.
Sales
Our viral and word-of-mouth lead generation enables us to employ a self-service and inbound sales model. Potential customers are generally first introduced to Expensify when an employee submits an expense report using Expensify, when they hear of us through their networks, or indirectly through accountants and accounting platforms. Customers then seek out our mobile app and website to try, adopt and use our platform. In 2020, 59% of revenue can be attributed to bottom-up adoption where the first member was not a paying administrator (e.g. Controller, HR Manager) and the bottom-up member ultimately brought the paying administrator to our platform.
Our sales model focuses on enabling customer self-service and low-friction entry points enhanced with AI powered customer service. To facilitate self-serve, we share all relevant information directly with prospective customers, including detailed platform and pricing information. Our customers can access free and fully functional trials. When a member has completed their platform evaluation, purchasing is coordinated online through an automated, easy-to-use web or mobile based process. Any customer can get on the phone with our team during or after the sales process, but due to the segment of the market we serve, the overwhelming majority prefer to complete the sales and onboarding process online.
Following initial adoption, we increase the value to customers by enhancing and adding features over time. We design new features with the aim of making them a natural extension of our existing platform and painless for existing customers to adopt.
Research and development
The foundation of our viral growth strategy is the consistent delivery of high-quality features, which our customers use and love. We have a product-led growth strategy, so our ability to scale our platform depends on our ability to innovate and continue to deliver quality and valuable features for members. As such, we prioritize our research and development above all other investments. We build our software with the end user at the center of every decision, investing substantial time, energy and resources to ensure we have a deep understanding of our members’ needs.
Our unique generalist culture makes research and development activities everyone’s responsibility. In March of 2021, approximately 60% of our team was involved in material aspects of research and development. In the same time period, we had a globally distributed team operating across 12 countries. This enables us to have around the clock development schedule and incorporate a diverse range of approaches to solving problems.
Our goal is not to build many products that are part of a combined suite. Instead, we have focused on building one unified platform with features that are natural extensions of our core expense management technology. With this approach, we enjoy compounding benefits from all our prior work. We are able to innovate quickly and build new features with fewer people in less time.
Our Customer Success team works closely with our customers to identify our members’ greatest needs and act as our primary Product Managers to develop features that reflect their feedback. We rapidly design and release new features first to ourselves and then to a group of customers who get early access and provide critical feedback prior to a full launch. Our success depends on people continuing to love our platform – we don’t push to increase adoption until we have a feature we know will add value to members.
Our competition
Our primary competition remains the antiquated manual processes that SMBs have been relied upon for decades. Other competitors include traditional horizontal platform solutions with basic expense management features, corporate card providers and niche expense management point solutions. Because of the strength, flexibility and interoperability of our offering, many of our customers use Expensify in tandem with some of our competitors’ products. We differentiate ourselves from our competition by remaining hyper-focused on our members, continuing to innovate features that add value to our members and maintaining market consensus to facilitate word-of-mouth marketing and support our viral, bottom-up go-to-market motion.
We believe the principal competitive factors that drive leadership in the markets we compete in include the following:
•End user design focus;
•Ease of access, adoption, deployment and use;
•Platform functionality and ability to automate processes;
•Mobile access across devices;
•Ability to purchase without a sales representative;
•Viral, bottom-up business model supported by word-of-mouth adoption;
•High interoperability with internal and third party systems and consumer applications;
•Flexible, employee-centric legal terms regarding data ownership;
•Data security and privacy;
•Speed and scalability of architecture underlying the platform;
•Brand reputation and market consensus around platform superiority; and
•Customer service and support.
We believe we compete favorably with our competitors on the basis of the factors described above. However, many of our competitors have significantly greater financial, sales and marketing, and product development resources than we have, broader distribution or established relationships, or lower labor and research and development costs. Our competitors may devote greater resources and time on developing and testing products and solutions, undertake more extensive marketing campaigns, adopt more aggressive pricing policies or otherwise develop more commercially successful products and solutions than we do. However, we believe our unique approach, business model, and company culture drive significant competitive differentiation. We intend to continue our intense design focus on the employee experience, support our viral bottom-up business model to drive profitable growth, and nurture our one-of-a-kind company structure and culture to maintain this competitive advantage.
Intellectual property
Our intellectual property is an important aspect of our business and helps us maintain our competitive position. To establish and protect our rights in our proprietary intellectual property, we rely upon a combination of patent, copyright, trade secret and trademark laws, and contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements.
As of December 31, 2020, we had 4 trademark registrations in the United States, including EXPENSIFY, SMARTSCAN and CONCIERGE and various other marks had been published, such as KARMA POINTS, CORPORATE KARMA, PERSONAL KARMA, EXPENSIFY THIS, EXPENSIFYTHIS and YOU WEREN’T BORN TO DO EXPENSES. We also had approximately 17 trademark registrations and approximately 21 applications in certain foreign jurisdictions. We will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective. We also own several domain names, including www.expensify.com, www.expensify.org and expensify.cash.
As of April 12, 2021, we had 14 issued patents and 8 pending patent applications in the United States. Our issued patents expire between August 18, 2028 and September 4, 2032. We have one pending PCT international patent application. We continually review our development efforts to assess the existence and patentability of new intellectual property.
We control access to our intellectual property and confidential information through internal and external controls. We maintain a policy requiring our employees, contractors, consultants and other third parties involved in the development of intellectual property on our behalf to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. Intellectual property laws and our procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated.
For additional information about our intellectual property and associated risks, see the section titled “Risk factors-Risks related to our business.”
Our culture, employees and human capital resources
At Expensify, we consider our culture and employees to be vital to our success. We strive to create a diverse, inclusive and collaborative workplace that prioritizes and fosters the long-term happiness of our employees. Our company operates with a flat, generalist organizational structure, united by a robust set of common values focused on fostering the long-term happiness of our employees. Expensify’s culture is centered on the belief that a life well lived is one that enables you to achieve our three life goals: live rich, have fun and save the world.
We provide our employees with competitive compensation, comprehensive healthcare options and equity ownership across our organization. We encourage a balanced lifestyle by offering our employees the flexibility to work remotely and set their own schedules. We dedicate significant time and resources to monitor and improve the happiness of our employees, and in 2020, our average employee happiness score was 8.93 out of 10.
As of March 31, 2021, we had 134 full-time employees. A majority of our employees have a tenure of over four years, and our 10-person leadership team has an average tenure of 8.3 years. None of our employees are represented by a labor union or covered by collective bargaining agreements. We also engage third-party vendors to supply on-demand workers as needed to support our operations. We have not experienced any work stoppages, and we believe that our employee relations are strong.
Environmental, Social and Governance (ESG)
Our commitment to ESG principles
There can be no sustainable, profitable growth without a market that is fair, inclusive and universal. Defending, improving and expanding this market is a core responsibility of any business that intends to last as long as we do. Environmental, Social, and Governance (ESG) principles are core to our business strategy of achieving sustainable growth. We recognize our responsibility for the impacts of our operations and products on stakeholders including employees, members, customers, stockholders, and communities. We are committed to aligning with all stakeholders towards long-term, sustainable growth. In alignment with our business strategy, our board of directors and senior management team oversee and manage ESG risks and opportunities.
We reference industry standards including the Sustainability Accounting Standards Board (SASB), Global Reporting Initiative (GRI), and Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) to determine financially material topics and share progress on our efforts. As we aim to build a truly sustainable company, we know we are on a journey that involves continuous self-reflection and improvement. We are committed to continuing to excel in areas we are strongest and grow in areas where we can do better. As we work to continue to align with industry standards and share our efforts with our stakeholders, we aim to publish a sustainability report in 2021, and we may expand disclosures in these areas in the future - consistent with our commitment to developing a long-term sustainable business.
Managing systemic risks from technology disruptions: Expensify is an always-on, business-critical service, committed to platform reliability. Maintaining operational continuity is a top priority and has a direct impact on our members’ confidence and the sustainability of our business. We maintain a geographically-distributed platform architecture with redundancy against site failure and operational flexibility for managing platform changes. We perform regular testing, actively monitor performance issues, and conduct pre-scheduled maintenance without service interruptions. From March 31, 2020, to March 31, 2021, our average service uptime was over 99.9%, exceeding our target of three nines.
Ethics and conduct related to financial services products: At Expensify, we prioritize trust, and the safety and security of our financial services products. Maintaining trust with our members is crucial for our brand reputation. We have robust internal controls to go over and above regulatory compliance and protect stockholder and customer value.
Recruiting & managing a global, diverse & skilled workforce: Attracting and retaining a diverse and global workforce, with employees of different races, ethnicities, nationalities, religions, ages, gender identities, sexual orientations, and more, is central to our ability to innovate and create value over the long term, and reflects our commitment to diversity, equity and inclusion in our core values. We are committed to eliminating bias in how we hire and compensate our employees, including equity-based hiring strategies and a democratic peer-ranked “blind” compensation system. We aim to empower every employee to create the career of their dreams. Our policies focus on aligning long-term employee and company interests, as well as robust growth and recognition programs.
Data privacy: Customer privacy and maintaining customer trust is fundamental to Expensify’s success. We prioritize strong data privacy practices, procedures, policies and programs for business success. We evaluate risks and control mechanisms annually with an independent third party, and review privacy considerations as part of product development. Risks and opportunities are identified, evaluated, and managed on a regular basis to maintain compliance with changing global privacy laws and regulations. Customer agreements along with a variety of internal policies and external privacy policies describe how we safeguard customers' data. User data is not used for secondary purposes and we do not knowingly permit government monitoring in any country.

Data security: Data security is essential to maintaining our members' trust, because we process and store sensitive financial and personally identifiable information. The control environment at Expensify reflects our commitment to data security. Our policies and procedures detail operational requirements that support system specifications, security commitments, and compliance with relevant laws and regulations.
Environmental footprint of hardware infrastructure and emissions: We recognize the environmental impacts of our business, the impacts to our business of potential risks related to emissions such as carbon taxes and climate change, and the possibility for damage to our reputation and brand if we do not take action related to emissions and other environmental impacts. Expensify expects to engage a third party to evaluate and model our GHG emissions as a baseline for reductions in 2021. In 2022, we aim to set goals for the environmental impacts of our hardware infrastructure and set targets for GHG emissions and offsets.
Climate risks: We recognize the risks posed by climate change to our operations and revenue, including risks associated with the transition to a low-carbon economy and the physical impacts of climate change. Our efforts to become carbon neutral are one part of our commitment to addressing climate change. Starting in 2022, we aim to manage and report on climate-related risks and opportunities, and set targets and metrics to evaluate our performance, in accordance with the TCFD recommendations.
Legal proceedings
From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Defending such proceedings is costly and can impose a significant burden on management and employees, we may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.
Our facilities
In the United States, our company has offices in Portland, Oregon, San Francisco, California and Ironwood, Michigan. We own our office space in Portland, which consists of approximately 38,500 square feet. Our office space in San Francisco, consisting of approximately 10,500 square feet, is leased through May 31, 2023. Our office space in Ironwood, consisting of approximately 2,700 square feet, is leased through April 30, 2022.
We also lease offices in New York City, New York, Amsterdam, London and Melbourne. We ended our leases with these offices due to COVID-19 but will likely consider renewing them again in the future. We give all employees the ability to rent a coworking space if we do not provide one.
We intend to procure additional space or expand existing facilities in the future as we continue to add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space on commercially reasonable terms will be available to accommodate our operations.
Government regulation
Our business activities are subject to various federal, state, local and foreign laws, rules and regulations. Compliance with these laws, rules and regulations has not had, and is not expected to have, a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods. Nevertheless, compliance with existing or future governmental regulations, including, but not limited to, those pertaining to global trade, business acquisitions, consumer and data protection and taxes, could have a material impact on our business in subsequent periods. For more information on the potential impacts of government regulations affecting our business, see “Risk factors—Risks related to our business”.

Management
The following table provides information regarding our executive officers and members of our board of directors (ages as of the date of this prospectus):

Name	Age	Position(s)
David Barrett	45	Founder, Chief Executive Officer, Director
Ryan Schaffer	34	Chief Financial Officer, Director
Anu Muralidharan	38	Chief Operating Officer
Blake Bartlett	36	Director
Robert Lent	67	Director

Executive officers and employee directors
David Barrett founded Expensify and has served as our Chief Executive Officer and as a member of our board of directors since 2009. Prior to Expensify, Mr. Barrett led engineering for Red Swoosh, Inc., a peer-to-peer file sharing company, which was acquired by Akamai Technologies, Inc. in 2007. Mr. Barrett holds a B.S.E. in engineering from the University of Michigan. We believe that Mr. Barrett is qualified to serve as a member of our board of directors due to his strategic vision and leadership in conceptualizing and developing our brand and business, his expertise in technology and the perspective and experience he brings as our founder and Chief Executive Officer.
Ryan Schaffer has served as our Chief Financial Officer and a member of our board of directors since 2017, and he previously served as our Director of Marketing and Strategy from 2013-2017. Mr. Schaffer worked in marketing at various companies prior to joining Expensify. Mr. Schaffer holds a B.S. in business from the University of Dayton. We believe that Mr. Schaffer is qualified to serve as a member of our board of directors due to his perspective and experience as our Chief Financial Officer, his experience leading our board meetings since 2019 and his significant knowledge of and history with our company.
Anu Muralidharan has served as our Chief Operating Officer since January 2021, and she previously served as our Director of Product Operations from January 2018 to January 2021 and as our Head of Payment Operations from August 2015 to January 2018. Prior to joining Expensify, she held Vice President positions at Citibank and Marqeta Inc., and various engineering roles at Oracle. Ms. Muralidharan holds a B.E. in electrical and electronics engineering from Birla Institute of Technology and Science, Pilani in Pilani, India and an M.B.A from Cornell University.
Non-employee directors
Blake Bartlett has served as a member of our board of directors since January 2015. Mr. Bartlett has served as Partner of Openview Venture Partners, a venture capital firm, since November 2013. Prior to OpenView, Mr. Bartlett served as Vice President and an Associate at Battery Ventures, a venture capital firm, from July 2009 to October 2013 and an Associate at Kayne Anderson Capital Advisors, LP, a private equity investments firm, from June 2007 to June 2009. Mr. Bartlett holds a B.S. in business administration from the University of Southern California. We believe that Mr. Bartlett is qualified to serve as a member of our board of directors due to his extensive experience as a board member of various high-growth technology companies and his knowledge of our industry.
Robert Lent has served as a member of our board of directors since February 2018, and was previously on our board of directors from 2012 to 2015. Mr. Lent has served as Managing Partner at Hillsven Capital, a seed venture firm focused on internet, cloud, e-commerce and mobile, since 2006. Prior to Hillsven Capital, Mr. Lent co-founded and served as Vice President of Corporate Development for Ariba, Inc., a procurement and supply chain solution for businesses, which was bought by SAP AG. Mr. Lent holds a B.S. in business from the University of California, Berkeley and an M.B.A. from Harvard Business School.

We believe that Mr. Lent is qualified to serve as a member of our board of directors due to his extensive experience as a board member of various high-growth software companies, his success as a founder and his knowledge of our industry.
Family relationships
There are no family relationships among any of our executive officers or directors.
Composition of our board of directors
Our board of directors currently consists of four directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors may consist of up to            directors. We will not have a classified board of directors. Each of our directors will have a term expiring at the first annual meeting of stockholders following this offering. Commencing with that first annual meeting of stockholders, each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualified.
When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
Director independence
Prior to the completion of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that              ,              and             are each an “independent director,” as defined under the Exchange Act and the rules of             .
Committees of our board of directors
Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings and actions by unanimous written consent of the board of directors and duly authorized committees of the board of directors. For as long as the Voting Trust controls a majority of the voting power of our outstanding common stock, we will have a standing executive committee and audit committee. As a “controlled company” under the Exchange’s rules and corporate governance standards, we are not required to have a Compensation or Nominating and Corporate Governance Committee. In addition, from time to time, other committees may be established by the board of directors when necessary.
Executive Committee
Our amended and restated certificate of incorporation will provide that for as long as the Voting Trust holds securities representing at least 50% of the voting power of our outstanding capital stock, the Executive Committee will be authorized to exercise all of the powers and authority of the board of directors in the management of our business and affairs, except for (i) matters that must be approved by the Audit Committee of the board, (ii) matters that must be approved by a committee qualified to grant equity to persons subject to Section 16 of the Exchange Act for purposes of exempting transactions pursuant to Section 16b-3 thereunder, (iii) matters required under Delaware law to be approved by the full board of directors, or (iv) as otherwise required by SEC rules and the rules of             . Upon the completion of this offering, our Executive Committee will consist of             ,             ,             ,             and             .

Audit Committee
Our Audit Committee will be responsible for, among other things:
•appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•discussing with our independent registered public accounting firm its independence from management;
•reviewing with our independent registered public accounting firm the scope and results of their audit;
•approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;
•reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;
•reviewing our policies on risk assessment and risk management;
•reviewing related party transactions; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
Upon the completion of this offering, our Audit Committee will consist of               ,               and               , with                   serving as chair. Rule 10A-3 of the Exchange Act and the              rules require that our audit committee have at least one independent member upon the listing of our common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that              ,              and             each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 and the              rules. Each member of our audit committee meets the financial literacy requirements of              listing standards. In addition, our board of directors has determined that               will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a new written charter for the audit committee, which will be available on our principal corporate website at www.expensify.com substantially concurrently with the completion of this offering. The information on or accessed through our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Risk oversight
Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, our material ESG risks and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.
Code of ethics and conduct
Prior to the completion of this offering, we will adopt a written code of ethics and conduct that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, www.expensify.com. In addition, we intend to post on our website voluntary

disclosures related to material ESG issues and all disclosures that are required by law or the              listing standards concerning any amendments to, or waivers from, any provision of the code. The information on or accessed through our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Limitations on liability and indemnification of and advancement of expenses to officers and directors
Our amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL, along with the right to have expenses incurred in defending proceedings paid in advance of their final disposition. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification and advancement provisions contained under our amended and restated bylaws and provided under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director to the extent permitted by Delaware law. The effect of this provision is to restrict our rights and the rights of our stockholders to recover monetary damages against a director for breach of fiduciary duties as a director.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Executive compensation
The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
Our NEOs for fiscal year 2020 were as follows:
•David Barrett, our Chief Executive Officer;
•Ryan Schaffer, our Chief Financial Officer; and
•Anuradha Muralidharan, our Chief Operating Officer.
2020 summary compensation table
The following table sets forth total compensation paid to our named executive officers for the fiscal year ending on December 31, 2020.

Name and principal position	Year	Salary ($)	Bonus ($)(1)	Option awards ($)(2)	All other compensation ($)(3)	Total ($)
David Barrett Chief Executive Officer	2020	933,072	—	126,851	—	1,059,924
Ryan Schaffer Chief Financial Officer	2020	677,006	109,751	35,930	37,461	860,148
Anuradha Muralidharan Chief Operating Officer	2020	166,275	8,400	214,465	18,778	407,918

(1)$70,871 of the amount reported for Mr. Schaffer and all of the amount reported for Ms. Muralidharan constitutes a bonus paid to facilitate the exercise of stock options. The remaining $38,880 reported for Mr. Schaffer constitutes a bonus paid pursuant to our graduate perk program that rewarded employees who met certain eligiblity criteria by paying a one-time bonus equal to the exercise price of 10% of the employees’ vested stock options as of February 1, 2020.
(2)Amounts reported represent the grant date fair value of options granted during fiscal year 2020 and the incremental fair value of options repriced during fiscal year 2020, in each case, as calculated in accordance with ASC Topic 718. See Note 9 of the audited consolidated financial statements included in this registration statement for the assumptions used in calculating this amount.
(3)Amounts reported constitute gross ups for taxes incurred on the bonuses paid to Mr. Schaffer and Ms. Muralidharan to facilitate the exercise of stock options and, in the case of Ms. Muralidharan, taxes paid in connection with the exercise of stock options.
Narrative to summary compensation table
2020 total compensation and base salaries
In setting the base salary and stock option eligibility of our NEOs, our board of directors first establishes a target total compensation amount for each NEO based on its assessment of the executive’s skill set, experience, role and responsibilities. Our board of directors then takes input from each NEO on his or her preference as to which portion of his or her total compensation he or she would like to receive in the form of cash and in the form of stock options. In the first half of 2020, our board of directors established total compensation targets of $4,461,099, $1,110,136 and $668,851 for Mr. Barrett, Mr. Schaffer and Ms. Muralidharan, respectively. In accordance with the stated preference of each NEO, our board of directors then set the portion of total compensation to be delivered in the form of base salary as approximately 21%, 61% and 25% for Mr. Barrett, Mr. Schaffer and Ms. Muralidharan, respectively. The amount of base salary paid to each NEO during 2020 is set forth above in the Summary Compensation Table.

In March 2021, our board of directors increased the total compensation target of Mr. Schaffer and Ms. Muralidharan to $1,221,150 and $836,064, respectively.
Our board of directors and executive committee may adjust base salaries from time to time in their discretion.
2020 bonuses
During 2020, Mr. Schaffer was eligible for a bonus under our graduate perk program that rewarded employees who met certain eligiblity criteria by paying a one-time bonus. The bonus earned by Mr. Schaffer equaled the exercise price of 10% of Mr. Schaffer’s vested stock options as of February 1, 2020.
Also during 2020, we paid Ms. Muralidharan a discretionary bonus that was intended to make her whole for exercise prices she paid in excess of the $15.97 fair market value for our common stock determined by our board of directors in June 2020. We also grossed up the bonus, as well as other taxes Ms. Muralidharan paid in connection with the exercise of her stock options.
In December 2020, we paid Mr. Schaffer a bonus equal to the aggregate exercise price paid by him to exercise stock options. We also provided gross up to Mr. Schaffer in connection with the bonus.
The amount of each bonus is set forth in the Summary Compensation Table above.
Our board of directors and executive committee may provide additional discretionary bonuses to our NEOs whenever it determines it is necessary or appropriate to incentivize them or reward them for past performance.
Equity-based compensation
In February 2020, we granted Mr. Schaffer and Ms. Muralidharan an option to purchase 382 and 1,275 shares of our common stock, respectively. Each option had an exercise price equal to $32.88 per share, which our board of directors determined equaled fair market value on the date of grant, and vests and becomes exercisable as to 1/48th of the shares on each monthly anniversary of September 1, 2019 over a four-year period, subject to the applicable NEO’s continued service through the applicable vesting date. The exercise price of each of the options granted in February 2020 was repriced to $15.97 per share as described below.
In June 2020, we granted each of Messrs. Barrett and Schaffer and Ms. Muralidharan an option to purchase 4,155, 454 and 1,875 shares of our common stock, respectively, in each case, in accordance with the stated preference the NEO expressed for the portion of his or her total compensation to be taken in the form of stock options and determined using a formula determined appropriate by our board of directors. Each option had an exercise price equal to $15.97 per share, which our board of directors determined equaled fair market value on the date of grant, and vests and becomes exercisable as to 1/48th of the shares on each monthly anniversary of March 1, 2020 over a four-year period, subject to the applicable NEO’s continued service through the applicable vesting date.
Also in June 2020, we repriced the exercise prices of options to purchase an aggregate of 382 and 4,012 shares of our common stock held by Mr. Schaffer and Ms. Muralidharan, respectively, to $15.97 per share, which our board of directors determined equaled fair market value on the date of the repricing. Each repriced option retained its original vesting schedule.
In connection with this offering, we intend to adopt a 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2021 Plan will be effective on the day prior to the first public trading date of our common stock, subject to approval of such plan by our stockholders. For additional information about the 2021 Plan, please see the section titled “Equity Incentive Plans” below.

Other elements of compensation
Retirement savings and health and welfare benefits
The Company currently maintains a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees.
All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits; medical and dependent care flexible spending accounts; short-term and long-term disability insurance; and life and AD&D insurance.
Perquisites and other personal benefits
We provide our NEOs perquisites and other personal benefits when we determine that the perquisites or personal benefits will act to incentivize our NEOs. As described above under "2020 Bonuses," during fiscal year 2020, we provided a gross up on the taxes incurred by Mr. Schaffer and Ms. Muralidharan in connection with the payment of bonuses and the exercise of stock options.
Our executive committee from time to time may provide additional perquisites and personal benefits to our NEOs when it determines that it is necessary or advisable to fairly compensate or incentivize our NEOs.
Outstanding equity awards at 2020 fiscal year end
The following table lists all outstanding equity awards held by our NEOs as of December 31, 2020.

		Option awards
Name	Vesting commencement date (1)	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date
David Barrett	10/30/2014	158,564	—	2.11	11/24/2024
	4/12/2019 (2)	130,272	—	10.66	4/12/2025
	3/1/2020 (3)	4,155	—	15.97	6/21/2030
Ryan Schaffer	7/1/2014	3,236	—	1.92	10/28/2024
	10/30/2014	29,307	—	1.92	11/24/2024
	2/1/2015	5,320	—	5.43	5/30/2025
	7/1/2015	3,260	—	5.43	8/11/2025
	1/1/2016	1,293	—	5.30	3/31/2026
	1/1/2017 (3)	351	—	5.46	3/22/2027
	10/30/2018 (3)	2,912	—	9.69	1/10/2029
	2/1/2019 (3)	699	—	9.69	4/12/2029
	3/1/2019 (3)	1,591	—	9.69	4/12/2029
	4/12/2019 (2)	42,105	—	9.69	4/12/2029
	9/1/2019 (3)	382	—	15.97	6/21/2030
	3/1/2020 (3)	454	—	15.97	6/21/2030
Anuradha Muralidharan	7/1/2016	2	—	5.30	9/12/2026
	1/1/2017 (3)	185	—	5.46	3/21/2027
	1/1/2018 (3)	350	—	5.46	1/11/2028
	7/1/2018 (3)	1,308	—	9.69	7/29/2028
	3/1/2019 (3)	1,084	—	9.69	4/12/2029
	4/12/2019 (2)	6,439	—	9.69	4/12/2029
	4/16/2019 (3)	799	—	9.69	4/12/2029
	6/10/2019 (3)	2,737	—	15.97	6/21/2030
	9/1/2019 (3)	1,275	—	15.97	6/21/2030
	3/1/2020 (3)	1,875	—	15.97	6/21/2030

(1)Except as otherwise noted, each option is exercisable immediately upon grant and vests as to 25% of the shares on the first anniversary of the vesting commencement date and as to 1/48th of the shares monthly thereafter, subject to the holder continuing to provide services to the Company through such vesting date. Any shares acquired prior to vesting may be repurchased by us for the original exercise price upon any termination of employment. The repurchase right lapses in accordance with the option’s vesting schedule.
(2)The option is exercisable immediately upon grant and vests as to 1/72nd of the shares on each monthly anniversary of the vesting commencement date, subject to the holder continuing to provide services to the Company through such vesting date. Any shares acquired prior to vesting may be repurchased by us for the original exercise price upon any termination of employment. The repurchase right lapses in accordance with the option’s vesting schedule.
(3)The option is exercisable immediately upon grant and vests as to 1/48th of the shares on each monthly anniversary of the vesting commencement date, subject to the holder continuing to provide services to the Company through such vesting date. Any shares acquired prior to vesting may be repurchased by us for the original exercise price upon any termination of employment. The repurchase right lapses in accordance with the option’s vesting schedule.
Executive compensation arrangements
We have entered into employment agreements with each of our NEOs that set forth the terms of their at-will employment with us. Under the employment agreements, the NEOs are not entitled to any payments or benefits upon an involuntary termination of employment. Each of our NEOs have also entered into standard confidential information and invention assignment agreements with us. In connection with this offering, we intend to enter into new employment agreements with our NEOs that are effective at the closing of the offering.

Equity compensation plans
The following summarizes the material terms of our 2021 Plan, in which our named executive officers will be eligible to participate following the consummation of this offering, and our 2019 Stock Plan (the “2019 Plan”) and 2009 Stock Plan (the “2009 Plan”), under which we have previously made periodic grants of equity and equity-based awards to our NEOs and other key employees.
2021 incentive award plan
We intend to adopt the 2021 Plan, which will be effective on the day prior to the first public trading date of our common stock. The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2021 Plan, as it is currently contemplated, are summarized below.
Share reserve. Under the 2021 Plan,           shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards and other stock-based awards. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2021 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2012 Plan, or Prior Plan Awards, that become available for issuance under the counting provisions described below following the effective date and (ii) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (A)           % of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than           shares of stock may be issued upon the exercise of incentive stock options.
The following counting provisions will be in effect for the share reserve under the 2021 Plan:
•to the extent that an award (including a Prior Plan Award) terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2021 Plan;
•to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2021 Plan or Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2021 Plan;
•to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2021 Plan;
•to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2021 Plan;
•the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2021 Plan; and
•to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2021 Plan.
In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to all cash-based awards to any individual for services as a non-employee director during any calendar year may not exceed $          .
Administration. Our board of directors is expected to administer the 2021 Plan. The 2021 Plan provides that the board may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.
Subject to the terms and conditions of the 2021 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2021 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2021 Plan.
Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2021 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.
Awards. The 2021 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.
•Nonstatutory stock options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.
•Incentive stock options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2021 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.
•Restricted stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.
•Restricted stock units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•Stock appreciation rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2021 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2021 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.
•Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.
•Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.
Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.
Change in control. In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2021 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2021 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.
Adjustments of awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2021 Plan or any awards under the 2021 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2021 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2021 Plan.
Amendment and termination. The administrator may terminate, amend or modify the 2021 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.
No incentive stock options may be granted pursuant to the 2021 Plan after the tenth anniversary of the effective date of the 2021 Plan, and no additional annual share increases to the 2021 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2021 Plan will remain in force according to the terms of the 2021 Plan and the applicable award agreement.
2019 stock plan
We currently maintain the 2019 Plan, which became effective on April 12, 2019. We have previously granted stock options to our NEOs and other employees under the 2019 Plan. The principal purpose of the 2019 Plan is to enhance our ability to attract and retain the best available personnel for position of substantial responsibility, to provide additional incentive to our service providers and promote the success of our business.
Following the completion of this offering, we will not make any further grants under the 2019 Plan. However, the 2019 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2019 Plan.
Types of awards. The 2019 Plan provides for the grant of non-qualified options, restricted stock and restricted stock units to employees, non-employee members of the board of directors and consultants. The 2019 Plan provides for the grant of ISOs to employees.
Share reserve. We have reserved an aggregate of 992,127 shares of our common stock for issuance under the 2019 Plan, plus any shares subject to outstanding awards under the 2009 Stock Plan that ceased to be subject to such awards following the date of the effectiveness of the 2019 Plan other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable shares). As of December 31, 2020, the aggregate number of shares of our common stock reserved for issuance under the 2019 Plan pursuant to the increase outlined in the prior statement is 1,000,881. As of December 31, 2020, options to purchase a total of 812,088 shares of our common stock were outstanding and 145,164 shares remained available for future grants.
Administration. Our board of directors or a committee appointed by our board of directors administers the 2019 Plan. The administrator has the authority to select the service providers to whom options, restricted stock or restricted stock units will be granted under the 2019 Plan, the number of shares to be subject to those awards under the 2019 Plan and to determine the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2019 Plan, to amend any outstanding award and to implement an option exchange program, provided that no amendment or option exchange program materially and adversely affects the rights of any participant.
Payment. The exercise price of options or purchase price of restricted stock granted under the 2019 Plan may be paid in such form as determined by the administrator, including, without limitation, cash, check, promissory notice, cancellation of indebtedness, other shares of the Company that have a fair market value on the date of surrender equal to the aggregate exercise price or purchase price of the shares as to which such award relates, consideration received by the Company under a cashless exercise program implemented by the Company, or any combination of the foregoing methods of payment.
Transfer. The 2019 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution. The administrator may grant non-qualified options that may be transferred by instrument to an inter vivos or testamentary trust in which the non-qualified options are to be passed to beneficiaries upon the death of the trustor or by gift to qualified family members.
Certain events. In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the shares, subdivision of the shares, a rights offering, a reorganization, merger, spin-off, split-up, change in corporate structure or other similar occurrence, the administrator may make appropriate adjustments to the number of shares available reserved for issuance under the 2019 Plan, the number of shares covered by each outstanding award agreement, and/or the exercise price or repurchase price under each outstanding award agreement. In the event that we are a party to a merger or change in control, outstanding awards may be assumed or substituted by the surviving corporation or its parent. In the event the successor corporation refuses to assume or substitute outstanding awards, outstanding awards will be forfeited, except that any forfeited restricted stock will be repurchased at a price per share equal to the original per share price.
Amendment; termination. Our board of directors may amend or terminate the 2019 Plan or any portion thereof at any time; an amendment of the 2019 Plan shall be subject to the approval of our stockholders only to the extent required by applicable laws. No awards may be granted under our 2019 Plan after it is terminated.
2009 stock plan
We currently maintain the 2009 Stock Plan (the “2009 Plan”), which became effective on May 26, 2009, and was last amended and on January 12, 2018. We have previously granted stock options to our NEOs and other employees under the 2009 Plan. The principal purpose of the 2009 Plan is to enhance our ability to attract and retain the best available personnel for position of substantial responsibility, to provide additional incentive to our service providers and promote the success of our business.
Following the completion of this offering, we will not make any further grants under the 2009 Plan. However, the 2009 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2009 Plan.
Types of awards. The 2009 Plan provides for the grant of non-qualified options and restricted stock to employees, non-employee members of the board of directors and consultants. The 2009 Plan provides for the grant of ISOs to employees.
Share reserve. As of December 31, 2020, an aggregate of 1,519,544 shares of our common stock were reserved for issuance under the 2009 Plan. As of December 31, 2020, options to purchase a total of 539,194 shares of our common stock were outstanding and no shares remained available for future grants.
Administration. Our board of directors or a committee appointed by our board of directors administers the 2009 Plan. The administrator has the authority to select the service providers to whom options, restricted stock or restricted stock units will be granted under the 2009 Plan, the number of shares to be subject to those awards under the 2009 Plan and to determine the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2009 Plan, to amend any outstanding award and to implement an option exchange program, provided that no amendment or option exchange program materially and adversely affects the rights of any participant.
Payment. The exercise price of options or purchase price of restricted stock granted under the 2009 Plan may be paid in such form as determined by the administrator, including, without limitation, cash, check, promissory notice, cancellation of indebtedness, other shares of the Company that have a fair market value on the date of surrender equal to the aggregate exercise price or purchase price of the shares as to which such award relates, consideration received by the Company under a cashless exercise program implemented by the Company, or any combination of the foregoing methods of payment.
Transfer. The 2009 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution. The administrator may grant non-qualified options that may be transferred by instrument to an inter vivos or testamentary trust in which the non-qualified options are to be passed to beneficiaries of the trustor or by gift to qualified family members.

Certain events. In the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the shares, subdivision of the shares, a rights offering, a reorganization, merger, spin-off, split-up, change in corporate structure or other similar occurrence, the administrator may make appropriate adjustments to the number of shares available reserved for issuance under the 2009 Plan, the number of shares covered by each outstanding award agreement, and/or the exercise price or repurchase price under each outstanding award agreement. In the event that we are a party to a merger or change in control, outstanding options may be assumed or substituted by the surviving corporation or its parent. In the event the successor corporation refuses to assume or substitute options, outstanding options will be terminated.
Amendment; termination. Our board of directors may amend or terminate the 2009 Plan or any portion thereof at any time; an amendment of the 2009 Plan shall be subject to the approval of our stockholders only to the extent required by applicable laws. No awards may be granted under our 2009 Plan after it is terminated.
2021 employee stock purchase plan
We intend to adopt and ask our stockholders to approve the 2021 Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective upon the day prior to the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.
Administration. Subject to the terms and conditions of the ESPP, our executive committee will administer the ESPP. Our executive committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.
Share reserve. The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)          shares of common stock and (b) an annual increase on the first day of each fiscal year beginning in 2022 and ending in 2031, equal to the lesser of (i)           % of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than           shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.
Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.
Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of 15% of their compensation or $50,000. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 50,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.
Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.
The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.
Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.
A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.
A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.
Adjustments upon changes in recapitalization, dissolution, liquidation, merger or asset sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.
Director compensation
Historically, we have not had a formalized non-employee director compensation program, and we did not provide any compensation to our non-employee directors during the year ended December 31, 2020. We reimburse our non-employee directors for travel and other necessary business expenses incurred in the performance of their services for us.
We intend to approve and implement a compensation policy for our non-employee directors to be effective on the consummation of this offering.

Certain relationships and related party transactions
The following includes a summary of transactions since January 1, 2018 and any currently proposed transactions to which we were or are expected to be a participant in which (i) the amount involved exceeded or will exceed $120,000, and (ii) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive compensation.”
Stock redemption agreement
In March 2018, we entered into a Stock Redemption Agreement with Redpoint Associates IV, LLC and Redpoint Ventures IV, L.P. (together, “Redpoint”) pursuant to which we repurchased 1,616,947 shares of our Series B Preferred Stock, 46,952 shares of our Series B-1 Preferred Stock and 118,251 shares of our Series C Preferred Stock from Redpoint for an aggregate purchase price of $43,605,464. As a result of the repurchase, Redpoint no longer beneficially owned more than 5% of our capital stock or had the right to designate a member of our board of directors.
2018 convertible note financing
In April 2018, we issued and sold convertible promissory notes in the aggregate principal amount of $20,000,072 to certain investors. The convertible promissory notes accrued interest at 13% annually and were paid off in November 2018 with funds from our non-amortizing term loan from CIBC. OpenView Venture Partners IV, L.P. and OpenView Affiliates Fund IV, L.P. (together, “OpenView”), a beneficial owner of more than 5% of our capital stock, purchased convertible promissory notes in the aggregate principal amount of $10,000,000 in the financing. Mr. Bartlett, a member of our board of directors, is an affiliate of OpenView. Point Judith Venture Fund IV, L.P. and PJC-DV II, LLC purchased convertible promissory notes in the aggregate principal amount of $1,700,673 in the financing. Point Judith Venture Fund IV, L.P., PJC-DV II, LLC and affiliated entities (together, "Point Judith") beneficially own more than 5% of our capital stock.
Director loan
In September 2018, we loaned $600,000 to Mr. Barrett, our founder, Chief Executive Officer and a member of our board of directors. The loan was made pursuant to a secured promissory note with interest at a rate of 6% per annum. Unless the loan is accelerated in accordance with its terms, the loan matures upon the earliest to occur of (i) September 18, 2023, (ii) immediately prior to a Change of Control (as defined in the secured promissory note), (iii) upon receipt by Mr. Barrett (or his family trust or other controlled entities) of at least an aggregate of $2,000,000 pursuant to one or more sales or redemptions of our stock and (iv) immediately prior to the completion of this offering. During 2020, as part of the sale of common stock from certain employees, including Mr. Barrett, to new investors, Mr. Barrett received more than $2,000,000 as a result of the transaction. As a result, the loan amount became due immediately during 2020. Our board of directors unanimously consented to provide a waiver of the accelerated term clause in relation to the 2020 sale of stock on April 22, 2021.
In connection with the secured promissory note, Mr. Barrett and entities affiliated with Mr. Barrett pledged and assigned to us a security interest in all shares of our common stock held by him or such affiliated entities.
Mr. Barrett repaid the loan in full on             , 2021.

2019 tender offer
In October 2019, we conducted a tender offer in which we repurchased from certain then-current employees an aggregate of 5,692 shares of our common stock at $325.41 per share, for an aggregate purchase price of $1,852,234.
The table below sets forth the number of shares of common stock repurchased from beneficial owners of more than 5% of our capital stock, our directors, officers or their respective affiliates:

	Shares of common stock repurchased	Total repurchase price
Entities affiliated with David Barrett	460	$149,689
Ryan Schaffer	460	$149,689

Mr. Schaffer is our chief financial officer and a member of our board of directors.
2020 tender offer
In September 2020, entities affiliated with Mr. Barrett sold 178,361 shares of our common stock at a price of $112.13266 per share to EXP 2020 SPV LP, for an aggregate purchase price of $20,000,093. In a related transaction in November 2020, certain then-current employees sold an aggregate of 104,863 shares of our common stock to EXP 2020 SPV, LP via a tender offer, at a price per share of $112.13266, for an aggregate purchase price of $11,758,567. EXP 2020 SPV, LP purchased 21,999 shares of our common stock from Mr. Schaffer for an aggregate purchase price of $2,466,806 and 3,571 shares of our common stock from William Barrett, the brother of Mr. Barrett, for an aggregate purchase price of $400,426. As part of that transaction, we paid an aggregate of $1,507,163 in cash bonuses to certain employees who tendered shares that they obtained by exercising options in connection with the transaction, including a cash bonus of $108,322 to Mr. Schaffer and $58,659 to William Barrett.
Voting agreement
We are party to an Amended and Restated Voting Agreement, dated as of January 22, 2015, as amended on February 25, 2019 (the “Investor Voting Agreement”), under which certain holders of our capital stock, including Mr. Barrett, OpenView, Point Judith, RedPoint and Hillsven LLC agreed to vote their shares on certain matters, including with respect to the election of directors. Point Judith, OpenView and Hillsven LLC are beneficial owners of more than 5% of our capital stock. Mr. Bartlett, a member of our board of directors, is an affiliate of OpenView. Mr. Lent, a member of our board of directors, is an affiliate of Hillsven LLC. Redpoint is a former beneficial owner of more than 5% of our capital stock. The Investor Voting Agreement will terminate upon the completion of this offering. For more information on the voting rights of our common stock following the completion of this offering, see “Description of capital stock—Common stock—Voting.”
Right of first refusal and co-sale agreement
We are party to an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of January 22, 2015, as amended on February 25, 2019 (the “Right of First Refusal and Co-Sale Agreement”), with certain holders of our capital stock, including Mr. Barrett, Redpoint, Point Judith, OpenView and Hillsven LLC. Point Judith, OpenView and Hillsven LLC are beneficial owners of more than 5% of our capital stock. Mr. Bartlett, a member of our board of directors, is an affiliate of OpenView. Mr. Lent, a member of our board of directors, is an affiliate of Hillsven LLC. Redpoint is a former beneficial owner of more than 5% of our capital stock. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock held by certain parties to the agreement. The Right of First Refusal and Co-Sale Agreement will terminate upon the completion of this offering.

Investors’ rights agreement
We are party to an Amended and Restated Investors’ Rights Agreement, dated as of January 22, 2015 (the “Investors’ Rights Agreement”), with certain holders of our capital stock, including Redpoint, Point Judith and OpenView. Point Judith and OpenView are beneficial owners of more than 5% of our capital stock. Mr. Bartlett, a member of our board of directors, is an affiliate of OpenView. Redpoint is a former beneficial owner of more than 5% of our capital stock. This agreement provides, among other things, that certain holders of our capital stock have the right to request that we file a registration statement, and/or request that their shares be covered by a registration statement that we are otherwise filing, subject to certain exceptions. Certain provisions of this agreement will terminate upon the completion of this offering, though the registration rights will continue. For more information, see the section titled “Description of capital stock—Registration rights.”
Indemnification agreements
We have entered into indemnification agreements with certain of our current directors and officers and intend to enter into new indemnification agreements with each of our current directors and officers upon the completion of this offering. Our amended and restated certificate of incorporation and our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law. For more information, see the section titled “Management— Limitations on liability and indemnification of and advancement of expenses to officers and directors.”
Management and transfer rights
In connection with preferred stock financings in June 2010, May 2014 and January 2015, we entered into management rights agreements with each of Redpoint, Point Judith and OpenView pursuant to which we agreed to provide certain information and other rights. In April 2018, in connection with Point Judith’s purchase of certain shares of our capital stock from Redpoint, we entered into a letter agreement with Point Judith pursuant to which we agreed to provide certain support to Point Judith in the event of Point Judith’s future transfer of such shares. Redpoint is a former beneficial owner of more than 5% of our capital stock. Point Judith and OpenView are beneficial owners of more than 5% of our capital stock. Mr. Bartlett, a member of our board of directors, is an affiliate of OpenView. These management and transfer rights agreements will terminate upon the completion of this offering.
Expensify.org
In November 2019, Expensify.org was formed as a 501(c)(3) non-profit public benefit corporation to empower individuals and communities to eliminate injustice around the world by making giving and volunteering more convenient, meaningful and collaborative. We have the right to designate the members and terms of office of Expensify.org’s board of directors, and we have designated Messrs. Barrett and Schaffer as members of the board. We support Expensify.org through our charitable commitments and initiatives, including the donation of a portion of our interchange amount from our Expensify Card.
Employment arrangement
From January 1, 2018 through June 1 2021, William Barrett, the brother of Mr. Barrett, has received an aggregate of $490,306 in cash compensation and equity compensation having an aggregate value of $87,664 in connection with his employment with us as a Success Coach. William Barrett’s compensation is commensurate with other employees with his title and tenure. Mr. Barrett plays no personal role in determining his brother’s compensation or reviewing his brother’s performance.
Exchange offer and voting trust
Immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus is a part, we completed the Exchange Offer, pursuant to which each current employee and other service provider holding our common stock, including Messrs. Barrett and Schaffer and Ms. Muralidharan, was

offered the opportunity to exchange shares of common stock owned by such employee or service provider for newly issued shares of LT10 and/or LT50 common stock on a one-for-one basis, subject to certain limitations. All shares of our LT10 and LT50 common stock issued in the Exchange Offer were required to be deposited in the Voting Trust formed pursuant to the Voting Agreement. Messrs. Barrett and Schaffer and Ms. Muralidharan have made irrevocable elections to exchange shares of common stock for shares of LT10 and/or LT50 common stock, on a one-for-one basis, in the Exchange Offer as follows:

	LT10	LT50
Mr. Barrett
Mr. Schaffer
Ms. Muralidharan

Messrs. Barrett and Schaffer will also be two of the three initial Trustees of the Voting Trust.
We will enter into the Voting Trust Agreement with the Trustees and the Trust Beneficiaries upon the completion of the Exchange Offer. Pursuant to the Voting Trust Agreement, the Trustees will have the right to vote the shares of our common stock deposited by the Trust Beneficiaries, together with any future voting securities received in respect of such common stock by way of a stock dividend, distribution, conversion or exchange, in their sole and absolute discretion on any manner, with no responsibility under the Voting Trust Agreement as stockholder, trustee or otherwise, except for his or her own individual malfeasance. For more information, see “Risk factors—Risks relating to the multiple class structure of our common stock and the Voting Trust Agreement” and “Description of capital stock.”
Policies and procedures for related party transactions
Prior to the completion of this offering, we intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Principal and selling stockholders
The following table sets forth information with respect to the beneficial ownership of our common stock as of           , 2021 (i) reflecting (a) the exercise of options pursuant to the Option Exercise, (b) the reclassification of all outstanding shares of our common stock into shares of Class A common stock followed by the completion of the Exchange Offer immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus is a part, and (c) the conversion of all outstanding shares of our preferred stock into shares of Class A common stock immediately prior to the completion of this offering, and (ii) as adjusted to give effect to this offering, for:
•each of our named executive officers;
•each of our directors;
•all of our executive officers and directors as a group
•each person known by us to be the beneficial owner of more than five percent of any class of our voting securities; and
•each of the selling stockholders.
We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned as of             , 2021, subject to community property laws where applicable. We have deemed shares of our common stock subject to stock options that are currently exercisable or will be exercisable within 60 days of             , 2021 or net issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of           , 2021 to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. However, other than the shares of our Class A, LT10 or LT50 common stock net issued upon the vesting and settlement of RSUs as described below, we did not deem these shares subject to stock options or RSUs outstanding for the purpose of computing the percentage ownership of any other person or entity.
The percentage ownership of our common stock after this offering also assumes the foregoing and the issuance and sale of             shares by us in this offering, the sale of             shares by the selling stockholders and no exercise of the underwriters’ option to purchase from us and the selling stockholders             additional shares of our Class A common stock.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Expensify, Inc., 401 SW 5th Ave, Portland, Oregon 97204.

Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares beneficially owned prior to this offering								Shares beneficially owned after this offering
	Class A		LT10		LT50				Class A		LT10		LT50
Name of Beneficial Owner	Shares	%	Shares	%	Shares	%	% of voting power before this offering	Number of shares of Class A being offered	Shares	%	Shares	%	Shares	%	% of voting power after this offering
Named Executive Officers and Directors:
David Barrett
Ryan Schaffer
Anu Muralidharan
Blake Bartlett
Robert Lent

All current executive officers and directors as a group ( persons)
5% Stockholders:
Hillsven LLC
Entities affiliated with OpenView Venture Partners
Entities affiliated with PJC
Octopus Head Inc.
Other Selling Stockholders:

Description of capital stock
The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will become effective immediately prior to the completion of this offering, and the Delaware General Corporation Law (“DGCL”). Because the following is only a summary, it does not contain all of the information that may be important to you and is qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.
General
Upon the filing of our amended and restated certificate of incorporation and the completion of this offering, the total number of shares of all classes of stock we are authorized to issue will be                 , consisting of:
•             shares of Class A common stock, par value $0.0001 per share;
•             shares of LT10 common stock, par value $0.0001 per share;
•             shares of LT50 common stock, par value $0.0001 per share; and
•             shares of preferred stock, par value $0.0001 per share.
We are selling                   shares of Class A common stock in this offering (                   shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). All shares of our common stock outstanding upon completion of this offering will be fully paid and non-assessable.
The following summary describes the material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of Class A common stock.
Common stock
We have three classes of authorized common stock: Class A common stock, LT10 common stock and LT50 common stock. The rights of the holders of Class A common stock, LT10 common stock and LT50 common stock are identical, except with respect to voting, conversion and transfer rights.
Voting
Each holder of our Class A common stock is entitled to one vote per share, each holder of our LT10 common stock is entitled to 10 votes per share and each holder of our LT50 common stock is entitled to 50 votes per share on all matters submitted to a vote of the stockholders. The holders of our common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require holders of our Class A, LT10 or LT50 common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock so as to affect them adversely, the holders of that class would be required to vote separately to approve the proposed amendment; provided that if the amendment adversely affects one or more series of the class but does not adversely affect all of the series of the class, then the only holders of the series that are adversely affected, voting together as a class, would be required to separately approve the amendment.
Our amended and restated certificate of incorporation will not provide for cumulative voting for the election of directors.
Upon the completion of this offering, we expect that the Voting Trust will control approximately             % of the combined voting power of our common stock as a result of the shares of LT10 and LT50 common stock that will be contributed to it prior to the completion of this offering. Accordingly, the Voting Trust will, for the foreseeable future, have significant influence over our corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval. The Voting Trust will be able to, subject to applicable law, elect all of the members of our board of directors and control actions to be taken by us and our board of directors, including amendments to our certificate of incorporation and bylaws, compensation matters and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable laws, rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. This concentrated control will limit the ability of holders of our Class A common stock to influence corporate matters for the foreseeable future. For more information about the Voting Trust see “—The Voting Trust” below.
Dividend rights
The holders of our Class A, LT10 and LT50 common stock are entitled to receive dividends if, as and when declared from time to time by our board of directors out of legally available funds. Subject to applicable law and the rights, if any, of the holders of any outstanding series of our preferred stock or any class or series having a preference over or the right to participate with the Class A, LT10 or LT50 common stock with respect to the payment of dividends in cash, our property or our shares of capital stock, dividends may be declared and paid on the shares of Class A, LT10 or LT50 common stock out of any assets of ours legally available therefore at such time and in such amounts as our board of directors shall determine; provided that if a dividend or distribution is paid in the form of Class A common stock, LT10 common stock or LT50 common stock, respectively (or in rights to acquire, or securities convertible into or exchangeable for, such shares), then holders of Class A common stock shall be entitled to receive shares of Class A common stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), holders of LT10 common stock shall be entitled to receive shares of LT10 common stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), and holders of Lt50 common stock shall be entitled to receive shares of LT50 common stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), with holders of shares of Class A, LT10 and LT50 common stock receiving, on a per share basis, an identical number of shares of Class A, LT10 or LT50 common stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), as applicable. Notwithstanding the foregoing, our board of directors may declare and we may pay a disparate dividend per share of Class A, LT10 or LT50 common stock (whether the disparity shall be in the amount of such dividend payable per share, the form in which such dividend is payable (whether it shall be payable in cash, shares of our capital stock, other of our securities or any combination of the foregoing), the timing of the payment or otherwise).
See the section titled “Dividend policy” for additional information.

Conversion and transfer
Shares of our Class A common stock are not convertible. Each share of Class A common stock will be freely transferable, subject to compliance with any applicable lock-up, vesting requirements under our equity plans, laws, rules and regulations, and our post-IPO insider trading policy.
Each share of our LT10 and LT50 common stock is convertible into one share of our Class A common stock at the option of the holder solely upon the satisfaction of and subject to certain requirements described in our amended and restated certificate of incorporation. Shares of LT10 and LT50 common stock may be sold or transferred only upon satisfaction of and subject to certain requirements described in our amended and restated certificate of incorporation. Each share of LT10 or LT50 common stock will automatically convert into one share of Class A common stock upon the occurrence of a transfer in accordance with such requirements unless such transfer is a "Non-Converting Transfer." A "Non-Converting Transfer" means a transfer (i) to the Voting Trust, (ii) in an LT Exchange (as defined below) or (iii) approved by the affirmative vote of a majority of the members of our board of directors. Our amended and restated certificate of incorporation will also permit a majority of the members of our board of directors to waive other requirements applicable to transfer or conversion of LT10 and LT50 common stock, including the notice period described below. Additionally, our amended and restated certificate of incorporation will provide that upon the death of a holder of LT10 and/or LT50 common stock, the transfer of the decedent's shares of LT10 and/or LT50 common stock to the decedent's estate will not be deemed a "transfer," and so will not be subject to the transfer requirements described in our amended and restated certificate of incorporation, and such shares will remain shares of LT10 and/or LT50 common stock. Any transfer of shares of LT10 or LT50 common stock not made in accordance with the requirements set forth in our amended and restated certificate of incorporation, unless such requirements are waived by the board of directors, will be void, and we will not treat the transferee in such a transaction as a holder of such shares for any purpose.
If a holder proposes to convert or transfer any shares of LT10 or LT50 common stock, the holder (or the beneficial holder if such shares are held in the Voting Trust) must first provide written notice to us and a copy of such notice to the Trustees (the “Notice”). The notice period following delivery and receipt of the Notice for each share of LT10 and LT50 common stock shall be 10 months and 50 months, respectively. During the applicable notice period, the Trustees will attempt to identify a holder of shares of Class A common stock who is currently an employee of or other service provider to our company or one of our subsidiaries (a "Class A Transferor") interested in exchanging shares of Class A common stock held by the Class A Transferor for the shares of LT10, or LT50 common stock subject to the Notice, on a one-for-one basis (each, an “LT Exchange”). If a Class A Transferor is identified, the Trustees will provide written notice to the holder of shares of LT10 and/or LT50 common stock who is seeking to convert or transfer the shares of LT common stock specified in the Notice, the Class A Transferor and us, specifying the participants in the LT Exchange, the date on which the applicable notice period expires (the "notice Expiration Date"), and any applicable instructions to facilitate the LT Exchange. If the Class A Transferor is not a party to the Voting Trust Agreement, the Class A Transferor must become a party to the Voting Trust Agreement and the shares of LT10 and/or LT50 common stock subject to the LT Exchange will remain in the Voting Trust, and will not convert into shares of Class A common stock. The LT Exchange will be deemed effective immediately prior to the close of business on the first business day following the Notice Expiration Date, subject to extension by us of up to five days if necessary to effectuate the Exchange. If the Trustees are unable to identify a Class A Transferor to participate in an LT Exchange prior to the Notice Expiration Date, then the shares of LT10 or LT50 common stock subject to the Notice will be converted into shares of Class A common stock on a one-for-one basis immediately following the Notice Expiration Date, as set forth in the amended and restated certificate of incorporation. In the event of a sale or transfer, such shares of Class A common stock received in an LT Exchange or conversion will be the subject of such sale or transfer.
Our amended and restated certificate of incorporation will provide that, from and after the time that a holder of shares of LT10 or LT50 common stock is no longer an employee of or service provider to Expensify, we will have the right to submit a written notice of conversion on such former employee or service provider's behalf, such that the shares of LT10 or LT50 common stock held by such former employee or service provider will be the subject of an LT Exchange or will convert into shares of Class A common stock following the applicable notice period.
When all of the then-outstanding shares of LT10 and LT50 common stock represent, in the aggregate, less than 2% of all then-outstanding shares of common stock, each outstanding share of LT10 and LT50 common stock will automatically convert into one share of Class A common stock.
Once converted into Class A common stock, the LT10 or LT50 common stock will not be reissued. Except for the issuance of shares of LT10 or LT50 common stock issuable in respect of any restricted stock unit outstanding immediately prior to the completion of this offering, a dividend payable in shares of LT10 or LT50 common stock as permitted by the amended and restated certificate of incorporation, or a reclassification, subdivision, or combination of such shares, we will not be permitted at any time after the completion of this offering to issue any additional shares of LT10 or LT50 common stock.
Liquidation, dissolution and winding Up
Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive pro rata our remaining assets available for distribution for distribution to stockholders.
No preemptive or similar rights
Holders of shares of our common stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock.
Fully paid and non-assessable
All of the outstanding shares of our Class A, LT10 and LT50 common stock are fully paid and non-assessable.
Preferred stock
Upon the completion of this offering and the effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, the total of our authorized shares of preferred stock will be                   shares. Upon the completion of this offering, we will have no shares of preferred stock outstanding.
Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series without stockholder approval, and to fix the rights, powers, preferences, privileges and qualification, limitations and restrictions thereof. These rights, preferences and privileges could include, without limitation, dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change in control of our company or other corporate action. Immediately after the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.
Stock options
As of             , 2021, without giving effect to the exercise of options pursuant to the Option Exercise, we had outstanding options to purchase an aggregate of             shares of our common stock, with a

weighted-average exercise price of $          per share. For more information regarding the terms of our equity incentive plans, see “Executive and director compensation.”
Restricted stock units
As of             , 2021, we had outstanding RSUs, representing             shares of our             common stock, issued pursuant to our             Plan.
Warrants
As of            , 2021, we had outstanding warrants to purchase 30,000 shares of our Class A common stock, with an exercise price of 0.683 per share, and 13,008 shares of our Class A common stock, with an exercise price of $5.30 per share, all of which will automatically convert into warrants to purchase an aggregate of 43,008 shares of Class A common stock upon the reclassification of all outstanding shares of our common stock into an equivalent number of shares of our Class A common stock.
The Voting Trust
Immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus is a part, we consummated the Exchange Offer, pursuant to which all of our current employees and other service providers were offered the opportunity to exchange any common stock beneficially owned by such employee or service provider for newly issued shares of LT10 and/or LT50 common stock on a one-for-one basis, subject to certain limitations. Any shares not so exchanged remain shares of Class A common stock following this offering. All participants in the Exchange Offer were required to become parties to the Voting Trust Agreement, and all shares of LT10 and LT50 common stock issued in the Exchange Offer were irrevocably deposited in the Voting Trust. The transactions contemplated by the Exchange Offer and the Voting Trust Agreement are intended to maintain a centralized decision-making process centered around our employees, encourage our employees to hold our common stock for the long-term and provide an orderly process for the conversion and transfer of our LT10 and LT50 common stock pursuant to our amended and restated certificate of incorporation. From time to time following the completion of this offering, employees and other service providers may deposit additional voting securities of the company in the Voting Trust, including Class A common stock, and will enter into a joinder agreement to become a party to the Voting Trust Agreement if such employee is not then a party. In the event of an LT Exchange, or other Non-Converting Transfer, the shares of LT10 or LT50 common stock involved in such transfer will remain in the Voting Trust, and a transferee who is not already a party to the Voting Trust Agreement will become a party pursuant to a joinder agreement, unless the requirement to become a party is expressly waived in writing by a majority of the Trustees. A holder may not withdraw shares of LT10 or LT50 common stock from the Voting Trust. A holder who beneficially owns shares of Class A common stock held in the Voting Trust may withdraw some or all of such shares of Class A common stock upon 30 days' prior written notice to the Trustees, provided, however, that (i) any shares of Class A common stock received in connection with an LT Exchange that are held in the Voting Trust at the time of the LT Exchange may be immediately withdrawn from the Voting Trust, and (ii) Class A common stock stock resulting from the conversion of LT10 or LT50 common stock in accordance with our amended and restated certificate of incorporation shall be deemed withdrawn from the Voting Trust automatically at the time of conversion.
The initial Trustees of the Voting Trust will be David Barrett, Ryan Schaffer and Jason Mills. If at any time a Trustee (i) is unable or unwilling to serve as a Trustee by reason of death, incapacity or otherwise, (ii) ceases to be an Expensify employee or other service provider to Expensify, or (iii) is no longer one of the three holders of voting securities with the highest voting power held by the Voting Trust, unless the holder or holders with higher voting power have rejected the opportunity to serve as Trustee or are otherwise unable or unwilling to serve as Trustee, then such Trustee shall resign or be removed. Successor Trustees will be appointed by majority vote of the remaining Trustees, or if there are no remaining Trustees, by our board of directors. The policy of the Trustees with respect to appointment of each successor Trustee shall be to offer the opportunity to serve as such Trustee to the holder of voting securities held by the Voting Trust who is then an employee of or service provider to Expensify and beneficially owns voting securities with the highest voting power (other than the then-existing Trustees). The policy of the Trustees shall be to first offer the opportunity to serve as successor Trustee to the Expensify employee or service provider holder holding voting securities with the next-highest voting power held by the Voting Trust. If such holder does not accept this offer within ten days, then the Trustees will offer the opportunity to serve as successor Trustee to the Expensify employee or service provider holder holding voting securities with the next-highest voting power, and so on, until a holder accepts the offer to serve as Trustee. When calculating "voting power" in connection with Trustee service, if Notice has been given with respect to any shares held by the current or potential Trustee, then the number of votes attributed to each LT10 or LT50 share held by such individual shall be proportionately reduced by the amount of time that has passed under the applicable notice period (i.e., a one-vote reduction for each one month that has passed since Notice was given).
Under the Voting Trust Agreement, the Trustees will make all decisions with respect to the voting (but not the disposition) of the shares of common stock contributed to the Voting Trust in connection with the Exchange Offer, together with any future voting securities received in respect of such common stock by way of a stock dividend, distribution, conversion or exchange and any shares of common stock that may be contributed from time to time, in their sole and absolute discretion (including in his or her own interest as a holder of Expensify voting securities), and shall incur no responsibility under the Voting Trust Agreement as a stockholder, trustee or otherwise, except for his or her own individual malfeasance. The Voting Trust is irrevocable and terminates upon the earlier of the mutual agreement between us and the Trustees and the date on which all shares of LT10 and LT50 common stock automatically convert into shares of Class A common stock in accordance with the terms of our amended and restated certificate of incorporation.
Upon the completion of this offering, approximately             shares of LT10 common stock and             shares of LT50 common stock will be held directly by the Voting Trust, representing approximately             % of the combined voting power and             of the economic interest in us immediately following the completion of this offering. Employees of ours who are not Trust Beneficiaries upon the completion of this offering may become parties to the Voting Trust Agreement under certain circumstances following the completion of this offering.
Registration rights
We are party to the Investors’ Rights Agreement that provides certain holders of our capital stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, with certain registration rights. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restrictions under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.
Generally in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earliest to occur of: (a) the fifth anniversary of the completion of this offering or (b) with respect to any particular stockholder, such time as (i) such holder can sell all of its shares under Rule 144 of the Securities Act, or (ii) such stockholder holds less than 1% of our then-outstanding common stock and such stockholder can sell all of its shares under Rule 144 under the Securities Act during any three-month period.
Demand registration rights
The holders of an aggregate of             shares of our Class A common stock as of             , 2021 (after giving effect to sales by selling stockholders in this offering, assuming no exercise of the underwriters’ option to purchase additional shares from the selling stockholders) will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement, of which this prospectus is a part, such holders are entitled to registration rights under the Investors’ Rights Agreement, on not more than two occasions, provided that such request for registration must cover shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $10 million.
Piggyback registration rights
In connection with this offering, the holders of an aggregate of             shares of our Class A common stock, as of             , 2021 were entitled to their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.
Form S-3 registration rights
The holders of an aggregate of             shares of Class A common stock as of             (after giving effect to sales by selling stockholders in this offering, assuming no exercise of the underwriters’ option to purchase additional shares from the selling stockholders) will be entitled to certain Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of at least 20% of such shares as are then outstanding, to have such shares registered by us if the anticipated aggregate offering price of such shares, net of underwriting discounts and commissions, is at least $3 million, subject to exceptions set forth in the Investors’ Rights Agreement.
Forum selection
Our amended and restated certificate of incorporation will provide that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on behalf of the company, (B) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our current or former directors, officers, other employees, agents or stockholders to the company or our stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against the company or any of our current or former directors, officers, employees, agents or stockholders arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws (as each may be amended from time to time) or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving the company that is governed by the internal affairs doctrine; (ii) the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; and (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the company will be deemed to have notice of and consented to these provisions. Nothing in our current certificate of incorporation or bylaws or our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act, from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.
Although our amended and restated certificate of incorporation and amended and restated bylaws will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.
Anti-takeover provisions
Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the completion of this offering, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Section 203 of the DGCL
We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control.
Multi-series stock
As described above in the subsection titled “Common Stock—Voting,” our amended and restated certificate of incorporation will provide for a multi-class stock structure, which will provide our executive officers, employees and the Trustees with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.
Undesignated preferred stock
The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.
Stockholder action; special meeting of stockholders.
Our amended and restated certificate of incorporation will provide that from and after the date the Voting Trust holds less than a majority of the voting power of our capital stock, no action may be taken by our stockholders by consent. Our amended and restated certificate of incorporation will also provide that a special meeting of stockholders may only be called by our board of directors, the chairperson of our board of directors, our chief executive officer or, for so long as the Voting Trust holds at least a majority of the voting power of our capital stock, the holders of a majority of the total voting power of the outstanding shares of our capital stock, thus limiting the ability of a stockholder to call a special meeting.
Advance notice requirements for stockholder proposals and director nominations
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Election and removal of directors; filling vacancies
Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of the then outstanding capital stock will be able to elect all of our directors. Our amended and restated certificate of incorporation will provide for the removal of any of our directors at any time, with or without cause, by a stockholder vote by the holders of a majority of the voting power of the then outstanding capital stock. Furthermore, our board of directors has the exclusive right to set the size of the board of directors, and any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies will be filled by the stockholders. This system of electing and removing directors and filling vacancies may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.
Amendment of certificate of incorporation or bylaws
The DGCL provides generally that the affirmative vote of the holders of a majority in voting power of the shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Upon completion of this offering, our bylaws may be amended or repealed by our board of directors or by the affirmative vote of the holders a majority in voting power of the outstanding shares of stock entitled to vote generally in the election of directors.
Limitations on liability and indemnification of and advancement of expenses to officers and directors
For a discussion of the limitation on liability and indemnification, see the section titled “Management— Limitations on liability and indemnification of and advancement of expenses to officers and directors.”
Transfer agent and registrar
The transfer agent and registrar for our common stock is                     . The transfer agent and registrar’s address is          .
Listing
We intend to apply to list our common stock on the                      under the symbol “EXFY.”

Shares eligible for future sale
Prior to this offering, there has been no public market for our Class A common stock, and a liquid trading market for our Class A common stock may not develop or be sustained after this offering. Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the trading price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.
Upon the completion of this offering, based on the number of shares of our common stock outstanding as of             , 2021, we will have a total of          shares of our Class A common stock (or          shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full),            shares of our LT10 common stock and          shares of our LT50 common stock outstanding, assuming (i) the conversion of all outstanding shares of our preferred stock on a one-for-one basis into            shares of our Class A common stock, based on             shares of preferred stock outstanding as of             , 2021, (ii) the reclassification of all outstanding shares of our common stock on a one-for-one basis into             shares of our Class A common stock, based on          shares of common stock outstanding as of             , 2021, (iii) the issuance of          shares of our Class A common stock in connection with the exercise of             stock options pursuant to the Option Exercise, and (iv) the issuance of          and          shares of our LT10 and LT50 common stock in exchange for          shares of Class A common stock pursuant to the completion of the Exchange Offer. Of these shares, all of the Class A common stock sold in this offering by us or the selling stockholders, plus any shares sold by us or the selling stockholders upon exercise, if any, of the underwriters’ option to purchase shares of Class A common stock, will be freely tradeable in the public market without restriction or further registration under the Securities Act, unless these shares are purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”).
The remaining shares of Class A, LT10 and LT50 common stock will be, and shares of Class A and         common stock underlying outstanding RSUs, or subject to stock options will be on issuance, deemed “restricted securities,” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act (“Rule 701”), which rules are summarized below.
Rule 144
Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market without complying with the manner of sale, volume limitations, or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, within any three-month period, a number of those shares that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which will equal approximately         shares immediately after the completion of this offering; or

•the average weekly trading volume of our Class A common stock on the          during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and requirements related to the availability of current public information about us.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants, or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the manner of sale, notice requirements, requirements related to the availability of current public information, or volume limitation provisions of Rule 144. The SEC has indicated that Rule 701 applies to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, and will apply to shares acquired upon exercise of such stock options, including exercises after the date of this prospectus. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144.
Lock-up agreements and other transfer restrictions
We, our officers and directors and substantially all of our security holders will agree that, without the prior written consent of J.P. Morgan Securities LLC, as representative of the underwriters, we and they will not, among other things, subject to certain exceptions, during the period ending           days after the date of this prospectus:
•offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for shares of our common stock;
•enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or
•publicly disclose the intent to do any of the foregoing,
whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.
Upon the expiration of the applicable lock-up periods, substantially all of the shares of Class A common stock subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed. Shares of our LT10 and LT50 common stock will remain subject to the transfer restrictions contained in our charter, as described under “Description of capital stock— Common stock—Conversion and transfer.”
Registration statements on form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of Class A common stock reserved for issuance under our 2021 Plan. Shares covered by such registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations and vesting restrictions.
Registration rights
Upon the completion of this offering, the holders of up to          shares of our Class A common stock (assuming no exercise of the underwriters’ option to purchase additional shares from the selling

stockholders) as of          , 2021 will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See “Description of capital stock—Registration rights” for additional information.

Material U.S. federal income tax consequences to Non-U.S. Holders
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding our Class A common stock as part of a hedge, straddle, synthetic security, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers, or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•persons who hold or receive our Class A common stock in exchange or in conversion of shares of LT10 or LT50 common stock;
•tax-qualified retirement plans; and
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in the section entitled “Dividend policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or other taxable disposition.”
Subject to the discussion below on effectively connected income, backup withholding and Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or "FATCA"), dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or other taxable disposition
Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information reporting and backup withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United

States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional withholding tax on payments made to foreign accounts
Withholding taxes may be imposed under FATCA on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

Underwriting
We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Piper Sandler & Co.
JMP Securities LLC
Loop Capital Markets LLC
Total

The underwriters are committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to            additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $          per share. The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares from us.

	Paid by us without option to purchase additional shares exercise	Paid by us with full option to purchase additional share exercise	Paid by the selling stockholders
Per share	$	$	$
Total	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $          million. We have also agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $               .
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not, subject to certain exceptions, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, hedge, loan, disposition or filing, or (ii) enter into any swap, hedging, or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.
Our directors and executive officers, the selling stockholders and substantially all of our securityholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of                 days after the date of this prospectus (such period, the “restricted period”), may not and may not cause any of their direct or indirect affiliates to, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the common stock, the “lock-up securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.
J.P. Morgan Securities LLC, in its sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We intend to apply to list our shares of common stock on                   under the symbol “EXFY”.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares from us and the selling stockholders referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares from us and the selling stockholders, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares from us and the selling stockholders. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                       , in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
1.the information set forth in this prospectus and otherwise available to the representatives;
2.our prospects and the history and prospects for the industry in which we compete;
3.an assessment of our management;
4.our prospects for future earnings;
5.the general condition of the securities markets at the time of this offering;
6.the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
7.other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.
Other relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates, and the selling stockholders, and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates, and such selling stockholders, in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the European economic area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:
a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in the United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
c)in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
Notice to prospective investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to prospective investors in the Dubai International Financial Centre
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (DFSA). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to prospective investors in the United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Notice to prospective investors in Australia
This prospectus:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the Corporations Act);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission (ASIC), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).
The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to prospective investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to prospective investors in Singapore
Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:
(i)to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;
(ii)to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
(iii)otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(i)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(ii)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(a)to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)where no consideration is or will be given for the transfer;
(c)where the transfer is by operation of law;
(d)as specified in Section 276(7) of the SFA; or
(e)as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of the shares, the company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to prospective investors in Bermuda
Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Notice to prospective investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
Notice to prospective investors in the British Virgin Islands
The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), or BVI Companies, but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
Notice to prospective investors in China
This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Notice to prospective investors in Korea
The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. The shares have not been listed on any of the securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.
Notice to prospective investors in Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts;
(viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
Notice to prospective investors in Taiwan
The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.
Notice to prospective investors in South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted), or the South African Companies Act) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African

Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)
the offer, transfer, sale, renunciation or delivery is to:
(i)persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent,
(ii)the South African Public Investment Corporation,
(iii)persons or entities regulated by the Reserve Bank of South Africa,
(iv)authorised financial service providers under South African law,
(v)financial institutions recognised as such under South African law,
(vi)a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law), or
(vii)any combination of the person in (i) to (vi); or

Section 96 (1) (b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.
Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Legal matters
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Cooley LLP, San Francisco, California, is acting as counsel for the underwriters in connection with certain legal matters related to this offering.
Experts
The consolidated financial statements of Expensify, Inc. at December 31, 2019 and December 31, 2020 and for each of the two years in the period ended December 31, 2020 appearing in this Prospectus and Registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.
Where you can find more information
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and our Class A common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website referred to above. We also maintain a website at www.expensify.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our Class A common stock.

F-1

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of Expensify, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Expensify, Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, stockholders' (deficit) equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2020.
San Francisco, California
April 28, 2021

F-2

Expensify, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	As of December 31,		As of March 31,
	2019	2020	2021
			(unaudited)
Assets
Cash and cash equivalents	$9,990	$34,401	$41,926
Accounts receivable, net	7,991	10,024	11,566
Settlement assets	30,856	14,308	13,328
Prepaid expenses	1,196	927	2,569
Related party loan receivable, current	—	600	600
Other current assets	477	3,404	4,881
Total current assets	50,510	63,664	74,870
Capitalized software, net	2,950	3,722	4,015
Property and equipment, net	14,262	15,363	15,055
Lease right-of-use assets	4,611	3,733	3,354
Deferred tax assets, net	2,855	418	418
Related party loan receivable, non-current	600	—	—
Other assets	808	833	824
Total assets	$76,596	$87,733	$98,536
Liabilities, convertible preferred stock and stockholders' deficit
Accounts payable	$3,043	$2,328	$2,564
Accrued expenses and other liabilities	1,761	3,535	6,887
Borrowings under line of credit	6,387	15,000	15,000
Current portion of long-term debt, net of issuance costs	503	2,454	2,456
Lease liabilities, current	2,055	1,575	1,571
Settlement liabilities	30,856	14,308	13,328
Total current liabilities	44,605	39,200	41,806
Lease liabilities, non-current	2,792	2,350	1,963
Deferred tax liabilities, net	—	916	916
Other liabilities	—	877	1,192
Long-term debt, net of issuance costs	32,558	30,321	29,712
Total liabilities	79,955	73,664	75,589
Commitments and contingencies (Note 12)
Convertible preferred stock, par value $.0001; 4,203,139 shares authorized, issued and outstanding at December 31, 2019, December 31, 2020 and March 31, 2021 (unaudited) (aggregate liquidation preference of $24,929,457 at December 31, 2019 , December 31, 2020 and March 31, 2021 (unaudited))	45,105	45,105	45,105
Stockholders' deficit:
Common stock, par value $.0001; 9,500,000 shares authorized: 2,658,993, 2,936,694, and 2,964,052 shares issued and outstanding at December 31, 2019, December 31, 2020 and March 31, 2021 (unaudited), respectively	—	—	—
Additional paid-in capital	2,174	21,312	22,147
Accumulated deficit	(50,638)	(52,348)	(44,305)
Total stockholders' deficit	(48,464)	(31,036)	(22,158)
Total liabilities, convertible preferred stock and stockholders' deficit	$76,596	$87,733	$98,536

F-3	See accompanying notes.

Expensify, Inc.
Consolidated Statements of Income
(in thousands, except share and per share data)

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
Revenue	$80,460	$88,072	$21,888	$29,720
Operating expenses:
Employee and employee related	30,194	46,379	7,355	7,664
Cost of revenue, net	18,682	17,122	4,541	4,486
General and administrative	8,585	13,030	2,362	3,862
Sales and marketing	21,752	5,871	2,356	2,166
Total operating expenses	79,213	82,402	16,614	18,178
Income from operations	1,247	5,670	5,274	11,542
Interest and other expenses, net	(2,757)	(2,718)	(764)	(737)
(Loss) income before income taxes	(1,510)	2,952	4,510	10,805
Benefit (provision) for income taxes	2,751	(4,662)	(1,224)	(2,762)
Net income (loss)	$1,241	$(1,710)	$3,286	$8,043

Less: income allocated to participating securities	(1,241)	—	(2,785)	(5,547)
Net income (loss) attributable to common stockholders	$—	$(1,710)	$501	$2,496
Net income (loss) per share attributable to common stockholders:
Basic	$—	$(0.62)	$0.19	$0.85
Diluted	$—	$(0.62)	$0.15	$0.62
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders:
Basic	2,592,189	2,742,448	2,661,851	2,952,241
Diluted	2,592,189	2,742,448	3,339,646	4,057,634

See accompanying notes.	F-4

Expensify, Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
Years Ended December 31,
(in thousands, except share and per share data)

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders' (deficit) equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	4,203,139	$45,105	2,452,232	$—	$—	$(51,879)	$(51,879)
Issuance of common stock upon exercise of stock options	—	—	212,281	—	482	—	482
Stock-based compensation	—	—	—	—	1,706	—	1,706
Repurchase of common stock	—	—	(5,520)	—	(14)	—	(14)
Net income (loss)	—	—	—	—	—	1,241	1,241
Balance at December 31, 2019	4,203,139	$45,105	2,658,993	$—	$2,174	$(50,638)	$(48,464)
Issuance of common stock upon exercise of stock options	—	—	277,701	—	1,301	—	1,301
Stock-based compensation	—	—	—	—	17,837	—	17,837
Net income (loss)	—	—	—	—	—	(1,710)	(1,710)
Balance at December 31, 2020	4,203,139	$45,105	2,936,694	$—	$21,312	$(52,348)	$(31,036)

F-5	See accompanying notes.

Expensify, Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
Three Months Ended March 31, (unaudited)
(in thousands, except share and per share data)

	Convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders' (deficit) equity
	Shares	Amount	Shares	Amount
Three months ended March 31, 2020 (unaudited)
Balance at December 31, 2019	4,203,139	$45,105	2,658,993	$—	$2,174	$(50,638)	$(48,464)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	5,043	—	33	—	33
Stock-based compensation (unaudited)	—	—	—	—	599	—	599
Net income (loss) (unaudited)	—	—	—	—	—	3,286	3,286
Balance at March 31, 2020 (unaudited)	4,203,139	$45,105	2,664,036	$—	$2,806	$(47,352)	$(44,546)

Three months ended March 31, 2021 (unaudited)
Balance at December 31, 2020	4,203,139	$45,105	2,936,694	$—	$21,312	$(52,348)	$(31,036)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	27,358	—	125	—	125
Stock-based compensation (unaudited)	—	—	—	—	710	—	710
Net income (loss) (unaudited)	—	—	—	—	—	8,043	8,043
Balance at March 31, 2021 (unaudited)	4,203,139	$45,105	2,964,052	$—	$22,147	$(44,305)	$(22,158)

See accompanying notes.	F-6

Expensify, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
Cash flows from operating activities:
Net income (loss)	$1,241	$(1,710)	$3,286	$8,043
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	2,845	3,248	839	1,170
Reduction of operating lease right-of-use assets	1,192	1,311	782	181
Loss on impairment, receivables and sale or disposal of equipment	60	162	30	56
Stock-based compensation	1,706	17,837	599	710
Amortization of debt issuance costs	32	32	8	8
Deferred tax assets	(2,855)	2,437	1,128	—
Deferred tax liabilities	—	916	—	—
Changes in assets and liabilities:
Accounts receivable	(1,955)	(2,170)	302	(1,601)
Settlement assets	1,599	2,878	1,232	464
Prepaid expenses	3,628	270	(474)	(1,642)
Other current assets	45	(1,393)	23	318
Other assets	(31)	(248)	(312)	9
Accounts payable	446	(714)	(1,261)	236
Accrued expenses and other liabilities	226	1,774	(237)	2,821
Operating lease liabilities	(1,252)	(1,374)	(796)	(200)
Settlement liabilities	5,503	(16,548)	(11,067)	(980)
Other liabilities	—	877	—	316
Net cash provided (used) by operating activities	12,430	7,585	(5,918)	9,909
Cash flows from investing activities:
Purchase of property and equipment	(3,235)	(2,488)	(1,289)	(284)
Proceeds from sale or disposal of property and equipment	4	2	2	—
Software development costs	(1,673)	(1,809)	(403)	(669)
Net cash used by investing activities	(4,904)	(4,295)	(1,690)	(953)
Cash flows from financing activities:
Principal payments of finance leases	(793)	(808)	(208)	(192)
Principal payments of term loan	(39)	(319)	(30)	(616)
Principal payments of line of credit	—	(1,000)	(1,000)	—
Proceeds from line of credit	5,500	9,613	9,613	—
Repurchases of common stock	(14)	—	—	—
Payments of deferred offering costs	—	—	—	(400)
Proceeds from issuance of common stock on exercise of stock options	482	1,301	33	125
Net cash provided (used) by financing activities	5,136	8,787	8,408	(1,083)
Net increase in cash and cash equivalents	12,662	12,077	800	7,873
Cash and cash equivalents and restricted cash, beginning of period	22,139	34,801	34,801	46,878

F-7	See accompanying notes.

Cash and cash equivalents and restricted cash, end of period	$34,801	$46,878	$35,601	$54,751
Supplemental disclosure of cash flow information:
Cash paid for interest	$2,708	$2,929	$713	$723
Cash paid for income taxes	$216	$150	$36	$263
Noncash investing and financing items:
Commercial building and land acquired with long-term debt (net of issuance costs) of $8,226	$10,644	$—	$—	$—
Right-of-use assets acquired with lease liabilities	$1,210	$1,260	$—	$—
Accrued deferred offering costs	$—	$—	$—	$531
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$9,990	$34,401	$19,387	$41,926
Restricted cash included in other current assets	421	1,955	1,661	2,818
Restricted cash included in other assets	246	48	243	48
Restricted cash included in settlement assets	24,144	10,474	14,310	9,959
Total cash, cash equivalents and restricted cash	$34,801	$46,878	$35,601	$54,751

See accompanying notes.	F-8

Expensify, Inc.
Notes to Consolidated Financial Statements

NOTE 1 – DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
Description of business – Expensify, Inc. (Expensify), was incorporated in Delaware on April 29, 2009. Expensify offers a comprehensive expense management platform that integrates with a variety of third-party accounting applications, including QuickBooks Desktop, QuickBooks Online, Xero, NetSuite, Intacct, Sage, Microsoft Dynamics, MYOB and others. Expensify's product simplifies the way that employees and vendors manage and submit expense receipts and bills and provides efficiencies to companies for the payment of those bills. Expensify delivers its services over the internet to corporations and individuals under a license arrangement and offers unique pricing options for small and midsized businesses (SMB) and enterprises on a per-active-member basis. Expensify's customers are worldwide but primarily in the United States (U.S.).
In early 2020, Expensify launched the Expensify credit card (the Expensify Card). Expensify primarily distributes the Expensify Card to large corporate customers in the U.S. that subsequently distribute the card to their employees for business use. The Expensify Card allows customers to have real-time control over their employees spending limits and compliance in addition to eReceipt reporting on purchases made.
Information regarding the subsidiaries of Expensify are as follows:
•Expensify established a wholly-owned subsidiary in the United Kingdom (UK), Expensify LTD., in 2015 that primarily serves to promote and market Expensify's services to customers and potential customers of Expensify in the UK.
•Expensify established a wholly-owned subsidiary in Australia, Expensify PTY LTD., in 2017 that primarily serves to promote and market Expensify's services to customers and potential customers of Expensify in Australia.
•Expensify established a wholly-owned subsidiary, 401 SW 5th Ave LLC, in 2019 with the subsidiary’s primary purpose to hold title to the commercial building purchased in Portland, Oregon.
•Expensify established a wholly-owned subsidiary, Expensify.org, in 2019 which is a nonprofit benefit organization. Expensify.org is included within the consolidated financial statements of Expensify as Expensify has both a majority voting interest in the board of Expensify.org and an economic interest in the organization. In early 2020 with the introduction of the Expensify card, Expensify committed to donate 10% of its consideration received from a vendor for monetizing Expensify card activities to Expensify.org in addition to lump sum discretionary contributions. For the year ended December 31, 2020, Expensify, Inc. contributed $136,627 to Expensify.org. No commitments from Expensify, Inc. remain open for contribution as of December 31, 2020. Beginning in January 2021, an additional commitment was made to donate 25 cents for every dollar Expensify paid to white, male Expensify employees to Expensify.org to fund social justice and equity efforts. For the three months ended March 31, 2021 (unaudited), Expensify, Inc. contributed $13,454 to Expensify.org and incurred additional commitments of $754,373 to Expensify.org for which the intercompany contribution payment has not yet been made as of March 31, 2021 (unaudited). Payment is expected to be made to Expensify.org in June 2021. All intercompany transactions and balances have been eliminated in consolidation. Any contributions from Expensify.org to a charitable organization is recorded as an expense within General and administrative expenses on the consolidated financial statements upon payment. Contributions from Expensify.org to a charitable organization have been immaterial to date.
•Expensify established wholly-owned subsidiaries, Expensify Canada Inc. and Expensify Netherlands B.V., in 2020 that primarily serve to promote and market Expensify's services to customers and potential customers of the Company in Canada and the Netherlands, respectively.
•Expensify established a wholly-owned subsidiary, Expensify Payments LLC, in 2020 that primarily serves as the licensed provider of money transmission services for Expensify with its expense management program.

F-9

Expensify, Inc.
Notes to Consolidated Financial Statements

•Expensify established a wholly-owned subsidiary, Expensify Lounge LLC, in 2021 that primarily serves to manage, promote and market Expensify's lounge operations in the United States.
Basis of presentation and principles of consolidation – The accompanying consolidated financial statements, include the accounts of Expensify and its wholly-owned subsidiaries (the Company), and have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). All intercompany transactions and balances have been eliminated in consolidation.
Unaudited interim financial information – The accompanying interim consolidated balance sheet as of March 31, 2021, the consolidated statement of income and cash flows for the three months ended March 31, 2020 and 2021, the consolidated statement of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2021 and 2020, and the related notes to the financial statements for the interim financial information are unaudited. These unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all normal and recurring adjustments that are, in the opinion of management, necessary to present fairly our financial position, results of operations, comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows for the periods presented.
The consolidated statements of net income for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other future annual or interim period.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Risks and uncertainties – The Company evaluates its operations periodically to determine if any risks and uncertainties exist that could impact its operations in the near term. During December 2019, the novel coronavirus (COVID-19) emerged and subsequently spread worldwide. The World Health Organization declared COVID-19 a global pandemic in March 2020, resulting in federal, state and local governments and private entities implementing various restrictions, including travel restrictions, restrictions on public gatherings, stay at home orders and advisories and quarantining of people who may have been exposed to the virus. The Company has been actively monitoring COVID-19 and its impact globally. Management believes the remote working arrangements and travel restrictions imposed by various governmental jurisdictions as a result of COVID-19 had limited impact on the Company's ability to maintain internal operations during the year ended December 31, 2020 and for the three months ended March 31, 2020 and 2021 (unaudited). Business travel, traditionally a significant driver of expenses on our platform, has been severely curtailed during the pandemic with complex regional effects as lockdowns were put in place and altered rapidly. As a result of the pull-back in travel related expenses and other expenses that were not generated in a work from home environment, many of our customers that remained on our platform had fewer employees incurring expenses on a monthly basis in 2020 and the three months ended March 31, 2021. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company's business, results of operations and financial condition will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat it. The Company's estimates may be subject to change as new events occur and additional information emerges, and such changes will be recognized or disclosed in the consolidated financial statements as they become known. While the full lasting impact of the COVID-19 pandemic on the global economy and our customers remains uncertain, the Company believes that use of the platform will increase as economies reopen and business travel resumes.
The Company does not believe that there are any significant risks that have not already been disclosed in the consolidated financial statements.
Use of estimates – The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgments are based on historical experience, forecasted events and various other assumptions that the Company believes to be reasonable under the

F-10

Expensify, Inc.
Notes to Consolidated Financial Statements

circumstances. Estimates and judgments may differ under different assumptions or conditions. Estimates and judgments are evaluated on an ongoing basis. Actual results could differ from those estimates. Changes in estimates are recorded in the period in which they become known.
Significant estimates and assumptions by management affect the Company’s revenues, fair value of common stock, the useful lives and recoverability of long-lived assets and stock-based compensation.
Foreign currency – The Company uses the U.S. dollar as its functional currency. Foreign currency assets and liabilities are remeasured into the U.S. dollar at the end-of-period exchange rates except for prepaid expenses, property and equipment and related depreciation and amortization, and lease right-of-use assets and related amortization, which are remeasured at the historical exchange rates. Revenues and expenses are remeasured at average exchange rates in effect during each period. Gains or losses from foreign currency transactions are included in the consolidated statements of income.
Cash and cash equivalents – Cash consists of funds deposited with banks. The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The recorded carrying amount of cash equivalents, which is cost plus accrued interest, if any, approximates fair value. As of December 31, 2019 and 2020 and March 31, 2021 (unaudited), the Company had no cash equivalents.
Restricted cash – Restricted cash of approximately $246,000 and $48,000 as of December 31, 2019 and 2020, respectively, and $48,000 as of March 31, 2021 (unaudited) relates to cash deposited with a commercial bank required as collateral for corporate credit cards issued by the respective commercial bank in the U.S. and UK as well as bank-to-bank transfers in the UK. These restricted cash amounts are included within Other assets on the consolidated balance sheets.
In addition, cash in transit for funds held for the customers to the Company's payment processor and Expensify Card collateral for funds held for customers represent restricted cash maintained in segregated Company bank accounts that are held for the exclusive benefit of customers. The Company restricts the use of the assets underlying the funds held for customers to meet regulatory requirements and classifies the assets as current based on their purpose and availability to fulfill the Company’s direct obligation under funds due to customers. These restricted cash amounts are included within Other current assets on the consolidated balance sheets. Refer to Note 6 for the breakout of these amounts within Other current assets as of December 31, 2019 and 2020 and March 31, 2021 (unaudited).
The Company also includes restricted cash amounts within Other current assets on the consolidated balance sheets for cash held by Expensify.org. This cash is restricted for use towards social justice and equity efforts of Expensify.org and classifies the assets as current based on their purpose and immediate availability towards fulfilling these efforts. Refer to Note 6 for the breakout of these amounts within Other current assets as of December 31, 2019 and 2020 and March 31, 2021 (unaudited).
Restricted cash also includes amounts included within Settlement assets for funds held for customers that are deposited into a commercial bank account held by the Company for the benefit of the customers until remitted to the customer's members. Refer to the Settlement assets and liabilities policy note below for further detail.
Accounts receivable and allowance for doubtful accounts – Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of the accounts receivable. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. Past due balances over 60 days and other higher risk amounts are reviewed individually for collectability. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to an established allowance for doubtful accounts. Balances that remain outstanding after the Company has used reasonable collection efforts are written off no later than 90 days past due. The Company recorded allowance for doubtful

F-11

Expensify, Inc.
Notes to Consolidated Financial Statements

accounts of approximately $15,000 and $29,000 as of December 31, 2019 and 2020, respectively. As of March 31, 2021 (unaudited), the Company recorded allowance for doubtful accounts of approximately $7,000. To date, the Company has not had significant write offs of accounts receivables.
Concentrations of credit risk – Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with federally insured commercial banks in the United States that may at times exceed federally insured limits. Management believes that these financial institutions are financially sound, and the Company has not experienced material losses to date. The Company generally does not require collateral or other security in support of accounts receivable except for the restricted cash accounts discussed in the respective Restricted cash policy note above. There were no customers representing 10% or more of revenue during the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021 (unaudited). In addition, there were no customers representing 10% or more of accounts receivable as of December 31, 2019, December 31, 2020 and March 31, 2021 (unaudited).
Settlement assets and liabilities – Settlement assets and liabilities arise due to the time required between the approval of an expense reimbursement and settlement of funds in the member's account facilitated by a third-party vendor used by the Company for settlement. Funds are collected from customers by the Company and are deposited into a commercial bank account held by the Company for the benefit of the customers until remitted to the customer's members. Upon an approved request for expense reimbursement from customers, the Company initiates the transaction from its commercial bank accounts where funds are held and remits the funds directly to the customer's users after a clearing period of three business days, including the day of the transaction. For reimbursement of transactions through the Expensify Card, the clearing period is typically two business days, including the day of transaction, for the funds to be settled. The Company records settlement receivable and corresponding liability upon approval of the expense reimbursement. Settlement receivables are reported on the consolidated balance sheets when the approval of the expense reimbursement occurs until the funds are cleared in the Company's commercial bank account. The commercial bank account and settlement receivables roll up into the Settlement assets financial statement line item on the consolidated balance sheets. Any Settlement asset balance that remains outstanding after five business days is written off by the Company. Write offs related to the Settlement asset balances of the Company for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021 (unaudited) were immaterial. The Company did not record an allowance for doubtful accounts against the Settlement assets as write offs to date have been immaterial. Settlement liability is reported on the consolidated balance sheets from when the expense reimbursement is approved until the funds are cleared in the member's account.
Leases – The Company determines if an arrangement is a lease at inception. Operating and finance leases are included in lease right-of-use (ROU) assets and lease liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating and finance lease ROU assets and liabilities are recognized at commencement date based on the present value of future minimum lease payments over the lease term. The Company uses rates implicit in the lease, or if not readily available, its incremental borrowing rate, to calculate its ROU assets and liabilities. The operating and finance lease ROU assets also include any lease payments made before commencement and exclude lease incentives.
The Company’s lease terms may include options to extend or terminate the lease, and the Company includes those options in the lease terms when it is reasonably certain it will exercise them. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company made the policy election to account for short-term leases by recognizing the lease payments in the income statement on a straight-line basis over the lease term and not recognizing these leases on the Company’s consolidated balance sheets. Variable lease payments are recognized in the income statement in the period in which the obligation for those payments is incurred. The Company has real estate and data center equipment lease agreements with lease and non-lease components for which the

F-12

Expensify, Inc.
Notes to Consolidated Financial Statements

Company has made the accounting policy election to account for these agreements as a single lease component.
Property and equipment – Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets, typically three years for computer equipment, five years for furniture and fixtures and thirty years for buildings. Land has an unlimited useful life and is not depreciated. Leasehold improvements and finance right-of-use assets are amortized over the lesser of the lease term or the estimated useful life of the asset. Expenditures for repairs and maintenance are charged to expense as incurred. Upon disposition, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the consolidated statements of income. To date, gains or losses from disposition of property and equipment have been immaterial.
Construction in progress is stated at cost, which includes the cost of construction and other direct costs attributable to the construction. No depreciation is recorded for construction in progress until such time as the relevant assets are completed and put into use. Construction in progress as of December 31, 2019, December 31, 2020 and March 31, 2021 (unaudited) represents leasehold improvements under installation.
Capitalized software development costs – The Company capitalizes internal and external costs directly related to obtaining or developing internal-use software during the application development stage of the projects. The Company's internal-use software is reported at cost less accumulated depreciation. Depreciation begins once the project is ready for its intended use, which is usually when the software code goes into production. The Company depreciates the asset on a straight-line basis over a period of three years, which is the estimated useful life. The Company evaluates whether a project should be capitalized if it adds significant functionality to its software. Maintenance activities or minor upgrades are expensed in the period performed. During the years ended December 31, 2019 and 2020, the Company capitalized $1,673,408 and $1,809,071, respectively, in software development costs. During the three months ended March 31, 2020 and 2021 (unaudited), the Company capitalized $402,662 and $668,999, respectively, in software development costs.
Long-lived assets – Long-lived assets, primarily capitalized software development costs, property and equipment and lease right-of-use assets are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When indications of impairment are present and the estimated undiscounted future cash flows from the use of the assets is less than the assets’ carrying values, the related assets will be written down to fair value. Any impairment losses are included in general and administrative operating expenses on the consolidated statements of income. Management determined that long-lived assets were not impaired for the year ended December 31, 2019 and the three months ended March 31, 2020 and 2021 (unaudited). Impairment losses on long-lived assets were immaterial for the year ended December 31, 2020.
Deferred offering costs – Deferred offering costs consist primarily of legal and other fees related to the proposed IPO. The deferred offering costs will be offset against IPO proceeds upon the consummation of the IPO. If the IPO is aborted, deferred offering costs will be expensed. As of December 31, 2020, the Company had no deferred offering costs that were capitalized. As of March 31, 2021 (unaudited), the Company capitalized $932,039 of deferred offering costs which are included within Other current assets on the consolidated balance sheets.
Revenue recognition – The Company generates revenue from subscription fees paid by its customers to access and use the Company’s hosted software services, as well as standard customer support. The Company adopted Accounting Standard Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) as of January 1, 2019, utilizing the full retrospective method of transition.

F-13

Expensify, Inc.
Notes to Consolidated Financial Statements

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.
Under Topic 606, the Company determines the amount of revenue to be recognized through the following five-step framework:
1.Identification of the contract, or contracts, with a customer;
2.Identification of the performance obligations in the contract;
3.Determination of the transaction price;
4.Allocation of the transaction price to the performance obligations in the contract; and
5.Recognition of revenue when, or as, the Company satisfies a performance obligation.
The Company’s contracts are either month-to-month arrangements billed monthly in arrears based on a specified number of members or annual arrangements billed monthly in arrears based on a minimum number of monthly members. Month-to-month contracts can be terminated by either party at any time without penalty. During 2019, annual subscription customers who wished to terminate their contracts before the end of the term were required to pay the remaining obligation in full plus any fees or penalties set forth in the agreement. In May 2020, the Company updated its terms of service, which resulted in annual contracts becoming noncancelable and a pricing change, which led to an increase in the per member price for paid members.
The Company charges its customers subscription fees for access to its platform based on the number of monthly members and level of service. The contractual price per member is based on either negotiated fees or rates published on the Company’s website. The Company’s contracts with customers include two performance obligations: access to the hosted software service (SaaS), inclusive of all features available within the platform and related customer support. The SaaS and the support are accounted for as a combined performance obligation because they have the same pattern of transfer over the same period and, therefore, are delivered concurrently. The Company satisfies its performance obligation over time each month as it provides the SaaS and support services to customers and as such generally recognizes revenue monthly based on the number of monthly members and contractual rate per member.
Certain annual contracts provide the customer the option to increase the minimum number of members and extend the contract term on a prospective basis or to purchase members beyond the minimum contracted number of members at a higher rate for a particular month. These options are accounted for when the customer exercises the option as they do not represent a material right and are accounted for as a contract modification when exercised by the customer.
Revenue is recognized net of applicable taxes imposed on the related transaction. The Company charges the customer on a monthly basis, in arrears, with typical payment terms being 30 days. A contract asset is the right to consideration for transferred goods or services and arises when the amount of revenue recognized exceeds amounts billed to a customer. As a result of a price increase in 2020 that was applicable to certain annual contracts and is being billed incrementally by the Company over a twelve month period, the Company recorded revenue for such contracts on a straight line basis over the twelve month period affected by the price increase. This resulted in contract assets that consist of unbilled receivables for revenue recognized in excess of billings. The Company recorded contract assets for unbilled receivables of $1,164,825 within Other current assets on the Company’s consolidated balance sheet as of December 31, 2020. The Company recorded contract assets of $976,917 within Other current assets on the Company's consolidated balance sheet as of March 31, 2021 (unaudited). The contract asset will decrease as the price increase is applied to the amounts billed to customers, over the twelve month period. The Company had no contract assets as of December 31, 2019. Since the Company's performance obligation is satisfied monthly, at any reporting period, the Company has no unsatisfied, or partially unsatisfied, performance obligations.

F-14

Expensify, Inc.
Notes to Consolidated Financial Statements

Employee and employee related – Employee and employee related expenses include contractor costs, employee salary and wages, stock-based compensation and travel and other employee-related costs. Contractor costs included in employee and employee related expenses generally consist of salary and wages for individual contractors that are considered employees of the Company but receive payment outside of the Company's standard operating payroll system due to its limitations in processing payments for individuals that work and reside in certain foreign countries.
Stock-based compensation – The Company accounts for stock-based compensation under the fair value recognition and measurement provisions of U.S. GAAP. Those provisions require all stock-based awards granted to employees, including stock options, to be measured based on fair value at the date of grant, with the resulting expense generally recognized in the consolidated statements of income over the period during which the employee is required to perform service in exchange for the award.
The Company utilizes the Black-Scholes option pricing model to determine the estimated fair value of stock-based awards. The Company recognizes these stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years. Forfeitures are recorded as they occur.
The Black-Scholes option pricing model requires management to make a number of assumptions, including the fair value and expected volatility of the Company’s underlying common stock, expected life of the award, risk-free interest rate and expected dividend yield. The fair value of common stock is determined by the Board of Directors based on a number of factors, including independent third-party valuations of our common stock, which consider estimates of our future performance and valuations of comparable companies. The Company also considers prices at which others have purchased our stock, and the likelihood and timing of achieving a liquidity event. When awards are granted or revalued between the dates of valuation reports, the Company considers the change in common stock fair value and the amount of time that lapsed between the two reports to determine whether to use the latest common stock valuation or an interpolation between two valuation dates for purposes of valuing stock-based awards. The Company estimates the volatility of its common stock at the date of grant based on the expected weighted-average volatility for a group of publicly traded companies in a similar industry or with similar service offerings, with a term of one year or greater. The expected life represents the period that the Company's stock-based award is expected to be outstanding. The expected life for option grants is determined using the simplified method. The simplified method deems the expected life to be the average of the time-to-vesting and the contractual life of the stock-based awards. The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant. The expected dividend yield is assumed to be zero as the Company has not paid and does not expect to pay dividends.
Cost of revenue, net – Cost of revenue, net primarily consists of expenses related to hosting the Company’s service, including the costs of data center capacity, credit card processing fees, third-party software license fees, outsourcing costs to support customer service and outsourcing costs to support and process the SmartScan technology, net of consideration from a vendor for monetizing Expensify Card activities. This consideration, net of credit card processing fees paid to the vendor, is included as a reduction to cost of revenue of $30,550 and $1,006,387 for the years ended December 31, 2019 and 2020, respectively. The consideration, net of credit card processing fees paid to the vendor, is included as a reduction to cost of revenue of $192,641 and $455,697 for the three months ended March 31, 2020 and 2021 (unaudited), respectively. Additional costs include amortization expense on capitalized software development costs. Cost of revenue, net excludes all Expensify employee costs, including employee costs related to supporting customers.
General and administrative - General and administrative expenses primarily consist of rent, utilities, depreciation on property and equipment, amortization of finance lease right-of-use assets and external professional services, including accounting, audit, tax, finance, legal and compliance, human resources and information technology. General and administrative expenses exclude any employee and employee related cost.

F-15

Expensify, Inc.
Notes to Consolidated Financial Statements

Sales and marketing – Sales and marketing primarily consist of advertising expenses, branding and public relations expenses, referral fees for strategic partnerships and other benefits that the Company provides to its referral and affiliate partners. The Company expenses the costs of sales and marketing, including promotional expenses, as incurred. Sales and marketing excludes all Expensify employee costs, including employee costs related to sales and marketing.
Income taxes – Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss (NOL) and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not expected to be realized.
The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies any liabilities for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.
In January 2018, the FASB released guidance on the accounting for tax on the global intangible low-taxed income (GILTI) provisions of the Tax Cuts and Jobs Act. The GILTI provisions impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. The guidance indicates that either accounting for deferred taxes related to GILTI inclusions or treating any taxes on GILTI inclusions as period cost are both acceptable methods subject to an accounting policy election. The Company has elected to treat any potential GILTI inclusions as a period cost.
On March 27, 2020, the U.S. president signed into law the CARES Act, an economic stimulus package in response to the COVID-19 global pandemic. The CARES Act contains several corporate income tax provisions, including making remaining alternative minimum tax credits immediately refundable; providing a 5-year carryback of net operating loss carryforwards (NOLs) generated in tax years 2018, 2019, and 2020, and removing the 80% taxable income limitation on utilization of those NOLs if carried back to prior tax years or utilized in tax years beginning before 2021; and temporarily liberalizing the interest deductibility rules under Section 163(j) of the Tax Cuts and Jobs Act, by raising the adjusted taxable income limitation from 30% to 50% for tax years 2019 and 2020 and giving taxpayers the election of using 2019 adjusted taxable income for purposes of computing 2020 interest deductibility. States apply certain provisions of the CARES Act, and the Company has evaluated the state impacts as well in income tax calculations. During the year ended December 31, 2019, the Company was able to take advantage of the Section 163(j) relief and applied the 50% limitation, which increased the 2019 interest expense deduction limit. During the year ended December 31, 2019, the Company also was able to utilize NOLs to offset 100% of federal taxable income. For 2021, the provisions of the CARES Act are not expected to have a material impact on the Company's consolidated financial statements.
The Company's provision for income taxes does not include provisions for foreign withholding taxes associated with the repatriation of undistributed earnings of certain foreign subsidiaries that the Company intends to reinvest indefinitely in its foreign subsidiaries.
On December 27, 2020, the U.S. president signed into law the Consolidated Appropriations Act, 2021, which includes further COVID-19 economic relief and extension of certain expiring tax provisions. The relief package had no material impact to the Company’s tax positions.
California Assembly Bill 85 (AB 85) was signed into law by the governor on June 29, 2020. The legislation suspends the California net operating loss deductions for 2020, 2021 and 2022 for certain taxpayers and imposes a limitation of California tax credits utilization for 2020, 2021 and 2022. The legislation disallows the use of California net operating loss deductions if the taxpayer recognizes business income and its

F-16

Expensify, Inc.
Notes to Consolidated Financial Statements

income subject to tax is greater than $1 million. Additionally, business credits will only offset a maximum of $5 million of California tax liability. The Company has estimated its 2020 California state taxable income to be above $1 million. As such, the Company will not be eligible to use any California net operating loss deductions in 2020 but will be able to offset the California tax liability with California tax credits.
Net income (loss) per share - The Company computes net income (loss) per share using the two-class method required by Accounting Standards Codification 260, Earnings per Share, for participating securities. All series of the Company's convertible preferred stock are participating securities as the holders of such stock are entitled to receive stated noncumulative dividends when and if declared and then they participate on a pari passu basis in the event that a dividend is paid on common stock. The holders of convertible preferred stock do not have a contractual obligation to share in the Company’s losses. The undistributed earnings are allocated between common stock and participating securities as if all earnings had been distributed during the period presented.
Since the Company has not declared dividends, the undistributed earnings are first allocated to the convertible preferred stock up to the amount of the undeclared stated dividends. However, since the amount of the undeclared stated dividends exceeds available undistributed earnings for the year ended December 31, 2019, the dividend is allocated only up to the amount of available earnings. For the three months ended March 31, 2020 and 2021 (unaudited), undistributed earnings exceed the amount of undeclared stated dividends and were available for allocation to the common stockholders. For the year ended December 31, 2020, the Company generated a net loss and, therefore, no loss is allocated to the holders of the convertible preferred stock.
Basic net income (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of outstanding shares of common stock during the period. Diluted net income (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of outstanding shares of common stock and, when dilutive, potential shares of common stock outstanding during the period using the more dilutive of the treasury stock method or if-converted method, as applicable. The dilutive effect of participating securities is calculated using the more dilutive of the treasury method or the two-class method.
Segment reporting - The Company operates as one reportable segment because its chief operating decision maker, who is the executive committee that consists of the chief executive officer, the chief financial officer and the chief operating officer, reviews the Company’s financial information on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance. All long-lived assets are located in the United States.
The table below provides the Company’s total revenue by geographic area (in thousands). No other individual country outside of the United States accounted for more than 10% of total revenue.

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
Revenue by customers' geographic locations
United States	$72,861	$79,108	$19,666	$26,440
All other locations	7,599	8,964	2,222	3,280
Total revenue	$80,460	$88,072	$21,888	$29,720

No individual customer represents more than 10% of the Company’s total revenue for the years ended December 31, 2019 or 2020 and the three months ended March 31, 2020 and 2021 (unaudited).
Emerging growth company status - The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the JOBS Act). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment

F-17

Expensify, Inc.
Notes to Consolidated Financial Statements

of the JOBS Act until those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
The JOBS Act does not preclude an emerging growth company from early adopting new or revised accounting standards. The Company early adopted ASU No. 2016-02, Leases (Topic 842) as of January 1, 2019 using the modified retrospective transition approach. See Recently adopted accounting pronouncements for further detail.
Recently adopted accounting pronouncements – In May 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The underlying principle of the new revenue standard is to recognize revenue to depict the transfer of goods or services to customers at an amount to which the entity expects to be entitled in exchange for those goods or services. Effective January 1, 2019, the Company adopted the provisions and expanded disclosure requirements described in ASU No. 2014-09 using the full retrospective method applied to all contracts not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018, are presented under Topic 606. The adoption of Topic 606 did not have a material impact to the Company's consolidated financial statements and as such, no cumulative effect adjustment was recorded upon adoption.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, Leases. Topic 842 requires the recognition of lease assets and liabilities for operating leases with terms of more than 12 months, in addition to those currently recorded, on the balance sheet. The guidance is effective for nonpublic entities for annual periods beginning after December 15, 2021 with early adoption permitted. The Company early adopted the new guidance as of January 1, 2019 using a modified retrospective transition approach and applied the optional practical expedients related to the transition, which permits the Company to retain prior conclusions about lease identification, lease classification and initial direct costs for leases that commenced before January 1, 2019. The adoption of ASU No. 2016-02 on January 1, 2019 resulted in the recognition of additional lease liabilities and right-of-use assets of $5,326,888. The adoption of ASU No. 2016-02 had no material impact to the consolidated statements of income and statements of cash flows.
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This update clarifies how certain cash receipts and cash payments are presented and classified in the consolidated statement of cash flows. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The Company adopted this standard in 2019. The adoption of ASU No. 2016-15 had no material impact to the consolidated financial statements.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which has the primary purpose of reducing the diversity in practice that exists in the classification and presentation of changes in restricted cash on the consolidated statement of cash flows. This ASU requires amounts generally described as “restricted cash” or “restricted cash equivalents” to be presented with cash and cash equivalents when reconciling the beginning and ending amounts shown on the consolidated statement of cash flows. Companies are required to disclose how the consolidated statement of cash flows reconciles to the consolidated balance sheet if restricted cash is shown separate from cash and cash equivalents on the consolidated balance sheet. Companies also must disclose

F-18

Expensify, Inc.
Notes to Consolidated Financial Statements

information about the nature of the restrictions on cash. The standard is effective for nonpublic business entities beginning after December 15, 2018. Early adoption is permitted and should be applied using a retrospective transition method to each period presented. The Company adopted this standard in 2019 and reflected restricted cash balances within cash and cash equivalents on the Company’s consolidated statements of cash flows.
In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718). This update is intended to reduce cost and complexity and to improve financial reporting for share-based payments issued to nonemployees (for example, service providers, external legal counsel, suppliers, etc.). The ASU expands the scope of Topic 718, Compensation—Stock Compensation, which currently only includes share-based payments issued to employees, to also include share-based payments issued to nonemployees for goods and services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The Company early adopted this standard as of January 1, 2019. The adoption of ASU No. 2018-07 had no material impact to the Company’s consolidated financial statements and related disclosures.
As part of its initiative to reduce complexity in the accounting standards, in December 2019 the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU No. 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company early adopted ASU No. 2019-12 on January 1, 2020. The adoption of ASU No. 2019-12 had no material impact to the Company's consolidated financial statements and related disclosures.
Recent accounting pronouncements not yet adopted – In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326), which requires an impairment model (known as the current expected credit loss (CECL) model) that is based on expected rather than incurred losses, with an anticipated result of more timely loss recognition. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information. The Company is in the process of determining key accounting interpretations, data requirements and necessary changes to our credit loss estimation methods, processes and systems. This guidance is effective for the Company for annual reporting periods beginning after December 15, 2022 and interim periods therein. The Company is currently evaluating the impact of adoption of ASU No. 2016-13 on its consolidated financial statements and related disclosures.
Subsequent events – The Company has evaluated subsequent events through April 28, 2021, the date the consolidated financial statements for the years ended December 31, 2019 and 2020 were issued and through June 14, 2021 for the interim consolidated financial statements as of and for the three months ended March 31, 2021 (unaudited). The Company has concluded that no subsequent event has occurred that requires disclosure except as noted elsewhere in these consolidated financial statements.
NOTE 3 – CAPITALIZED SOFTWARE
Capitalized software development costs consisted of the following (in thousands):

	As of December 31,		As of March 31,
	2019	2020	2021
			(unaudited)
Capitalized software development costs	$4,361	$6,170	$6,839
Less: accumulated amortization	(1,411)	(2,448)	(2,824)
	$2,950	$3,722	$4,015

F-19

Expensify, Inc.
Notes to Consolidated Financial Statements

Amortization expense related to capitalized software development costs for the years ended December 31, 2019 and 2020, was $648,340 and $1,037,204, respectively. Amortization expense related to capitalized software development costs for the three months ended March 31, 2020 and 2021 (unaudited), was $241,284 and $375,513, respectively. Amortization expense related to capitalized software development costs is recorded in Cost of revenue, net on the consolidated statements of income.
NOTE 4 – PROPERTY AND EQUIPMENT
Property and equipment consisted of the following (in thousands):

	As of December 31,		As of March 31,
	2019	2020	2021
			(unaudited)
Computers and equipment	$935	$929	$928
Furniture and fixtures	1,080	1,210	1,223
Leasehold improvements	4,475	6,937	6,937
Commercial building	6,493	6,493	6,493
Land	4,151	4,151	4,151
Construction in progress	409	304	580
	17,543	20,024	20,312
Less: accumulated depreciation and amortization	(3,281)	(4,661)	(5,257)
	$14,262	$15,363	$15,055

For the years ended December 31, 2019 and 2020, depreciation and amortization expense related to Property and equipment was $1,376,860 and $1,384,385, respectively. For the three months ended March 31, 2020 and 2021 (unaudited), depreciation and amortization expense related to Property and equipment was $384,448 and $597,450, respectively. Depreciation and amortization expense is recorded within General and administrative and Cost of revenue, net on the consolidated statements of income.
In 2019, the Company purchased a commercial building in Portland, Oregon that was previously being leased by the Company for office space. In connection with the purchase of the commercial building, the Company wrote off approximately $800,000 of tenant funded leasehold improvements immediately prior to purchase during 2019. As of December 31, 2019, and 2020 and March 31, 2021 (unaudited), there is no tenant funded leasehold improvement or corresponding liability amount included in the consolidated balance sheets.
NOTE 5 – LEASES
The Company has operating leases for corporate offices and finance leases primarily for data center equipment. The operating and finance leases have remaining lease terms of one to three years. The operating and finance leases contain options to extend or terminate the lease. However, these were not included in the lease terms of the operating leases as the Company is not reasonably certain to exercise those options. The Company included options to extend the lease terms of the finance leases as the Company is reasonably certain to exercise those options.
During 2019, the Company entered into additional finance lease agreements to finance the acquisition of property and equipment (primarily data center equipment) valued at $315,792. These agreements expire at various dates during 2022. The related assets secure these leases. During 2019, the Company also entered into a two-year operating lease agreement for office space in the U.K. and recorded an operating lease right-of-use asset of $893,936.
During 2020, the Company did not enter into any additional finance lease agreements to finance the acquisition of new property and equipment. In August 2020, the Company entered into a new finance

F-20

Expensify, Inc.
Notes to Consolidated Financial Statements

lease agreement that combined several of the remaining data center equipment leases into one consolidated agreement with the same lessor. The new agreement updated the expiration date of the lease payments to July 31, 2023. All other terms and conditions of the finance lease agreements remained the same. There were no additional operating lease agreements entered into during 2020 or the three months ended March 31, 2021 (unaudited).
The components of lease cost were as follows (in thousands):

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
Finance lease cost:
Amortization of ROU assets	$820	$827	$213	$198
Interest on lease liabilities	44	39	10	12
Total finance lease cost	864	866	223	210
Operating lease cost	1,462	898	282	205
Short-term lease cost	358	549	188	80
Total lease cost	$2,684	$2,313	$693	$495

Other information related to leases is as follows (in thousands):

	As of December 31,		As of March 31,
	2019	2020	2021
			(unaudited)
Finance lease ROU asset (included within Lease right-of-use assets)	$1,608	$2,041	$1,843
Operating lease ROU asset (included within Lease right-of-use assets)	$3,003	$1,692	$1,511
Weighted-average remaining lease term (in years):
Finance leases	1.91	2.58	2.33
Operating leases	2.88	2.31	2.08
Weighted-average discount rate:
Finance leases	2.6%	2.5%	2.5%
Operating leases	5.1%	5.3%	5.3%

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(1,509)	$(961)	$(295)	$(224)
Operating cash flows from finance leases	(44)	(39)	(10)	(12)
Financing cash flows from finance leases	(793)	(808)	(208)	(192)
ROU assets obtained in exchange for operating lease liabilities	894	—	—	—
ROU assets obtained in exchange for finance lease liabilities	316	1,260	—	—

F-21

Expensify, Inc.
Notes to Consolidated Financial Statements

To calculate the ROU assets and liabilities, the Company uses the discount rate implicit in lease agreements when available. When the implicit discount rates are not readily determinable, the Company uses the incremental borrowing rate. The Company determines the incremental borrowing rate using interest rates from the Company's secured borrowings after taking into consideration the nature of the debt, such as borrowings collateralized by the exact building in the lease, and payment structure, including frequency and number of payments in the agreement.
Maturities of lease liabilities as of December 31, 2020 were as follows (in thousands):

	Finance leases	Operating leases
For the year ending:
2021	$816	$880
2022	816	795
2023	476	333
2024	—	—
2025	—	—
Thereafter	—	—
Total lease payments	2,108	2,008
Less: imputed interest	(68)	(123)
Less: lease liabilities, current	(774)	(801)
Lease liabilities, non-current	$1,266	$1,084

NOTE 6 – SIGNIFICANT BALANCE SHEET COMPONENTS
Other current assets – Other current assets consisted of the following (in thousands):

	As of December 31,		As of March 31,
	2019	2020	2021
			(unaudited)
Expensify Card collateral for funds held for customers	$311	$1,714	$2,176
Cash in transit for funds held for customers	110	241	533
Expensify.org restricted cash	—	—	108
Contract assets	—	1,165	977
Deferred initial public offering costs	—	—	932
Other	56	284	155
	$477	$3,404	$4,881

F-22

Expensify, Inc.
Notes to Consolidated Financial Statements

Accrued expenses and other liabilities – Accrued expenses and other liabilities consisted of the following (in thousands):

	As of December 31,		As of March 31,
	2019	2020	2021
			(unaudited)
Accrued expense reports	$120	$73	$263
Hosting and license fees	249	134	50
Credit card processing fees	72	254	207
Professional and other fees	191	1,133	1,199
Sales, payroll and other taxes payable	302	1,250	4,310
Interest payable	373	490	516
Other	454	201	342
	$1,761	$3,535	$6,887

NOTE 7 – FINANCING ARRANGEMENTS
In 2019, the Company purchased a commercial building in Portland, Oregon. In connection with the purchase, the Company entered into a credit agreement with Canadian Imperial Bank of Commerce (CIBC) that provides for a $8,250,000 amortizing term mortgage.
Amortizing term mortgage – Under the amortizing term mortgage agreement with CIBC, the Company borrowed $8,250,000 in August 2019, which requires interest and principal payments be made each month over a 30-year period. Interest accrues at a fixed rate of 5% per year until August 2024, at which point the interest rate changes to the Wall Street Journal Prime Rate minus 0.25% for the remaining term of the mortgage. The borrowings are secured by the building. As of December 31, 2019 and 2020, the outstanding balance of the amortizing term mortgage was $8,209,723 and $8,084,836, respectively. As of March 31, 2021 (unaudited), the outstanding balance of the amortizing term mortgage was $8,052,639.
Monthly revolving line of credit – The line of credit agreement with CIBC provides borrowings of the lesser of $15,000,000 or 300% of monthly recurring revenue of the Company. Borrowings under the line bear interest at the bank’s reference rate plus 1.00% (5.75% and 4.25% as of December 31, 2019 and 2020, respectively) and are secured by substantially all of the Company’s assets. As of December 31, 2019, and 2020, the Company had drawn $6,387,000 and $15,000,000, respectively, under the line of credit. As of March 31, 2021 (unaudited), the Company had drawn $15,000,000 under the line of credit. As of December 31, 2020 and March 31, 2021 (unaudited), the Company had no capacity available for borrowings under the line of credit agreement.
Non-amortizing term loan – Under the non-amortizing term loan agreement with CIBC, the Company borrowed $11,000,000 in May 2018, and such agreement was amended in November 2018. The term loan is an interest-only loan (fixed at 9.5% per year) for 60 months that becomes due and payable at the end of the note term in November 2023. The borrowings are secured by substantially all the Company’s assets. As of December 31, 2019, December 31 2020 and March 31, 2021 (unaudited), the outstanding balance of the non-amortizing term loan was $11,000,000.
Amortizing term loan – Under the amortizing term loan agreement with CIBC, the Company borrowed $14,000,000 in November 2018, which requires interest-only payments on the outstanding borrowings through November 1, 2020. Beginning in November 2020, the amount outstanding at such time becomes payable over a 36-month period with principal and accrued interest payments due each month thereafter. The amounts borrowed are payable with interest at the bank’s reference rate plus 2.25% (7% and 5.5% at December 31, 2019 and 2020, respectively) beginning in November 2020 through 2023. The borrowings are secured by substantially all the Company’s assets. As of December 31, 2019 and 2020, the outstanding balance of the amortizing term loan was $14,000,000 and $13,805,556, respectively. As of March 31, 2021 (unaudited), the outstanding balance of the amortizing term loan was $13,222,222.

F-23

Expensify, Inc.
Notes to Consolidated Financial Statements

For the years ended December 31, 2019 and 2020, the Company incurred $23,826 and $170,995 in costs related to the amortizing term mortgage and term loan agreements, respectively. For the three months ended March 31, 2020 and 2021 (unaudited), the Company incurred $8,120 and $8,133, respectively. These debt issuance costs are reflected as a reduction of the carrying amount of the long-term debt and are being amortized to interest expense over the term of the agreements. As of December 31, 2019, and 2020, the unamortized debt issuance costs remaining are $148,033 and $115,535, respectively.
Future aggregate annual principal payments on all long-term debt are as follows for the next five years:

Years ending December 31,	(in thousands)
2021	$17,465
2022	2,471
2023	20,284
2024	152
2025 and thereafter	7,519
$47,891
Less: discount for issuance costs	(116)
$47,775
Less: line of credit	(15,000)
Less: current portion, net of issuance costs	(2,454)
Total long-term debt, net of issuance costs	$30,321

The Company is subject to customary covenants under its revolving line of credit agreement, non-amortizing term loan agreement and amortizing term loan agreement, which unless waived by CIBC, restrict its and its subsidiaries' ability to, among other things incur additional indebtedness, create or incur liens, permit a change of control or merge or consolidate with other companies, sell or transfer assets, pay dividends or make distributions, make acquisitions, investments or loans, or payments and prepayments of subordinated indebtedness, subject to certain exceptions. The Company must also maintain EBITDA for the twelve-month period ended each fiscal quarter close at an amount no less than the benchmarks specified in the respective credit or loan agreements (ranging from $4.0 million for the twelve months ended December 31, 2020 to $6.75 million for the twelve months ended September 30, 2023, with $250,000 increments to the EBITDA benchmark between each testing period).
If the Company fails to perform its obligations under these and other covenants, CIBC’s credit commitments could be terminated and any outstanding borrowings, together with accrued interest, under the credit or loan agreements could be declared immediately due and payable.
As of December 31, 2019, and 2020 and March 31, 2021 (unaudited), the Company was in compliance with all debt covenants.
NOTE 8 – CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
The Company’s Amended and Restated Certificate of Incorporation authorizes the Company to issue 9,500,000 shares of common stock and 4,203,139 shares of convertible preferred stock with a par value of $0.0001 per share. As of December 31, 2019 and 2020, there was 2,658,993 and 2,936,694 shares of common stock issued and outstanding, respectively. As of March 31, 2021 (unaudited), there was 2,964,052 shares of common stock issued and outstanding. The holders of each share of common stock are entitled to the number of votes that is equal to the number of shares of common stock issued and outstanding for the holders.
During the year ended December 31, 2019, the Company repurchased 5,520 shares of exercised unvested common stock, for $1,794,703, of which $13,919 for the exercise cost of the repurchase was

F-24

Expensify, Inc.
Notes to Consolidated Financial Statements

recorded within Additional paid-in capital and the remaining $1,780,784 of the repurchase was recorded as stock-based compensation expense.
As of December 31, 2019 and 2020 and March 31, 2021 (unaudited), convertible preferred stock consisted of the following:

(in thousands, except share and per share data)	Shares authorized	Shares issued and outstanding	Original issuance price per share	Liquidation amount	Carrying value
Series A	1,090,868	1,090,868	$0.9167	$1,000	$1,000
Series B	1,401,399	1,401,399	$2.67903	3,754	22,827
Series B-1	644,541	644,541	$5.54619	3,575	4,108
Series C	1,066,331	1,066,331	$15.5677	16,600	17,170
	4,203,139	4,203,139		$24,929	$45,105

The significant features of the Company’s convertible preferred stock are as follows:
Dividend provisions – The holders of Series A convertible preferred stock (Series A), Series B convertible preferred stock (Series B), Series B-1 convertible preferred stock (Series B-1) and Series C convertible preferred stock (Series C) are entitled to receive, when and if declared by the Board of Directors, noncumulative dividends at a rate of $0.07334, $0.21432, $0.4437 and $1.2454 per share per annum, respectively, adjusted for certain events, such as stock splits and combinations. After payment of such dividends, any additional dividends or distributions shall be distributed among the holders of the convertible preferred stock and common stock pro rata based on the number of shares held by each holder. The Company has declared no dividends to date.
Liquidation preference – In the event of any liquidation, dissolution or winding up of the Company, the holders of convertible preferred stock for Series A, Series B, Series B-1, or Series C then outstanding shall be entitled to be paid, prior and in preference to any distribution of any of the assets, funds, or proceeds available for distribution, the original issuance price per share equal to $0.9167, $2.67903, $5.54619, or $15.56770, respectively, plus declared but unpaid dividends. If assets are not sufficient to permit such payment, payment will be made on a pro rata, equal priority, pari passu basis.
As the shares of convertible preferred stock contain liquidation features that are not solely within the Company’s control, these liquidation features result in the Series A, Series B, Series B-1 and Series C convertible preferred stock being classified as mezzanine equity rather than as a component of stockholders’ deficit.
Conversion rights – Each outstanding share of Series A, Series B, Series B-1 and Series C is convertible into one fully paid and nonassessable share of common stock. Each share of convertible preferred stock shall automatically be converted into fully paid and nonassessable shares of common stock immediately prior to the closing of a firm commitment underwritten public offering in which the aggregate offering price equals or exceeds $50,000,000 or exceeds $46.70310 per share. Conversion also may occur upon written consent of at least two-thirds of the then outstanding shares of convertible preferred stock.
Redemption rights – Except in the case of liquidation, the convertible preferred stock is not redeemable at the option of the holder.
Voting rights – The holders of each share of convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares are convertible.
Warrants – The Company issued warrants during various dates in 2013 and in December 2016 to purchase 43,008 shares of common stock in relation to the previous credit agreement entered into with Silicon Valley Bank.

F-25

Expensify, Inc.
Notes to Consolidated Financial Statements

Although the credit agreement was terminated in 2018, the common stock warrants remain outstanding until exercised or expired. The warrants issued in 2013 and 2016 are exercisable immediately at $0.68 and $5.30 per share, respectively, with expiration dates ten years after issuance. There have been no warrants exercised to date. The Company recorded the common stock warrants in Additional paid-in capital at their grant date fair value which approximates the exercise price.
The following table discloses important information regarding common stock warrants issued and outstanding at December 31, 2019 and 2020 and March 31, 2021 (unaudited):

Date issued	Number of warrant shares	Fair value on issuance date (in thousands)	Exercisable through
September 2013	15,000	$10	September 2023
October 2013	15,000	10	October 2023
December 2016	13,008	69	December 2026
	43,008	$89

NOTE 9 – STOCK-BASED COMPENSATION
In 2009, the Company’s Board of Directors approved the adoption of a stock option plan (the Option Plan). As amended in 2015, the Option Plan permits the Company to grant up to 1,649,515 shares of the Company’s common stock. In January 2018, the Company increased the common stock reserved under the Company’s Option Plan by 53,513 shares, from 1,649,515 shares to 1,703,028. In April 2019, the Company approved the adoption of a new 2019 stock option plan (the 2019 Option Plan). This plan permits the Company to grant up to 817,397 additional shares, increasing the overall common stock reserved for grant to 2,520,425 shares.
The 2019 Option Plan gives the Company the ability to grant restricted stock units. No restricted stock units were issued as of December 31, 2019, December 31, 2020 and March 31, 2021 (unaudited).
Both option plans provide for the grant of incentive and nonstatutory stock options to employees, nonemployee directors and consultants of the Company. Under the option plans, the exercise price of incentive stock options must be at least equal to 110% of the fair value of the common stock on the grant date for a “ten-percent holder” or 100% of the fair value of the common stock on the grant date for any other employee. The exercise price of nonstatutory options granted must be at least equal to 100% of the fair value of the Company’s common stock on the date of grant.
Under both option plans, most options typically vest over four years and are exercisable at any time after the grant date. However, if the employee is terminated prior to all of the exercised options vesting, the Company has the right to repurchase the unvested early exercised shares. During the year ended December 31, 2019, the Company repurchased 5,520 shares of exercised unvested common stock, for $1,794,703, of which $13,919 of the exercise cost of the repurchase was recorded within Additional paid-in capital and the remaining $1,780,784 of the repurchase was recorded as stock-based compensation expense. There were no repurchases of common stock during 2020 and the three months ended March 31, 2021 (unaudited). There were no early exercised shares subjected to repurchase as of December 31, 2019, December 31, 2020 and March 31, 2021 (unaudited).
During 2020, by mutual agreement, the Company modified the terms and conditions of certain stock option awards originally granted in 2019 by cancelling the original awards granted and reissuing new stock option awards on new grant dates during 2020 with an increased fair value per share on the awards on the new grant date. As a result of the modification, only the grant date changed. All vesting conditions, number of shares granted in the stock option awards and contractual terms of the stock options remained the same. The Company treated these changes to the stock option awards as modifications of the terms and conditions of an equity award. The modification impacted certain stock option awards of 42

F-26

Expensify, Inc.
Notes to Consolidated Financial Statements

employees of the Company. During the year ended 2020, the modification had an immaterial impact to stock-based compensation expense and the consolidated financial statements.
During the year ended December 31, 2020, certain employees sold their common stock to new investors. Due to the Company’s involvement in the transaction, the sale of common stock was determined to be compensatory, and the Company recorded $15,255,092 to stock-based compensation expense for the sale price in excess of fair value.
Stock-based compensation expense for all share-based payment awards is based on the grant date fair value. The fair value of common stock is determined by the Board of Directors based on a number of factors including independent third-party valuations of the Company's common stock, which considers estimates of the Company's future performance and valuations of comparable companies. The Company also considers prices at which others have purchased the Company's stock as well as the likelihood and timing of achieving a liquidity event. The Company recognizes stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years.
For the years ended December 31, 2019 and 2020, the Company recorded stock-based compensation expense of $3,487,089 and $17,837,359, respectively. For the three months ended March 31, 2020 and 2021 (unaudited), the Company recorded stock-based compensation expense of $599,099 and $709,584, respectively. All stock-based compensation expense for the Company is recorded within Employee and employee related on the consolidated statements of income and within Additional paid-in capital on the consolidated balance sheets and statements of convertible preferred stock and stockholders' deficit with the exception of the $1,780,784 of stock-based compensation expense for the repurchase of unvested early exercised shares during the year ended December 31, 2019. This amount was included within Employee and employee related on the consolidated statements of income; however, as the excess of the repurchase price over the fair value of the shares was determined to be a cash bonus, it was not included within Additional paid-in capital as of and for the year ended December 31, 2019.
Stock option activity for the year ended December 31, 2020 and the three months ended March 31, 2021 (unaudited), was as follows:

	Shares	Weighted average exercise price per share	Weighted average remaining contractual life (in years)
Outstanding at December 31, 2019	1,554,585
Options granted	163,802	$21.11
Options exercised	(277,701)	$4.68
Options cancelled/forfeited/expired	(89,404)	$25.67
Outstanding at December 31, 2020	1,351,282	$7.81	6.35
Exercisable at December 31, 2020	1,322,280	$7.80	6.31
Options granted (unaudited)	61,680	$72.07
Options exercised (unaudited)	(27,358)	$4.60
Options cancelled/forfeited/expired (unaudited)	(4,377)	$9.94
Outstanding at March 31, 2021 (unaudited)	1,381,227	$10.74	6.34
Exercisable at March 31, 2021 (unaudited)	1,349,830	$10.56	6.29

The total pretax intrinsic value of options exercised during the years ended December 31, 2019 and 2020, was $4,655,919 and $11,262,711, respectively. The total pretax intrinsic value of options exercised during the three months ended March 31, 2020 and 2021 (unaudited), was $114,342 and $1,955,987, respectively. The total pretax intrinsic value of options outstanding at December 31, 2019 and 2020, was $40,412,194 and $86,828,282, respectively. The total pretax intrinsic value of options outstanding at

F-27

Expensify, Inc.
Notes to Consolidated Financial Statements

March 31, 2021 (unaudited) was $113,643,757. The intrinsic value is the difference between the estimated fair value of the Company’s common stock at the date of exercise and the exercise price for in-the-money options. The weighted average grant date fair value of options granted during the years ended December 31, 2019 and 2020, was $16.46 and $16.90, respectively. The weighted average grant date fair value of options granted during the three months ended March 31, 2020 and 2021 (unaudited), was $27.24 and $86.04, respectively.
As of December 31, 2020, there was $10,768,423 of unamortized stock-based compensation cost related to unvested stock options, which is expected to be recognized over a weighted average period of 3.7 years. As of March 31, 2021 (unaudited), there was $12,840,823 of unamortized stock-based compensation cost related to unvested stock options, which is expected to be recognized over a weighted average period of 2.0 years.
Cash received from option exercises and purchases of shares under the option plans for the years ended December 31, 2019 and 2020, was $482,254 and $1,300,766, respectively. Cash received from option exercises and purchases of shares under the option plans for the three months ended March 31, 2020 and 2021 (unaudited), was $31,924 and $124,905, respectively.
The fair value of option grants was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
Fair value of common stock per share	$23.95	$26.63	$27.24	$86.04
Exercise price per share	$10.20	$21.11	$32.88	$72.07
Expected dividend yield (1)	—%	—%	—%	—%
Risk-free interest rate (2)	2.4%	0.6%	1.2%	1.0%
Expected volatility (3)	42.5%	50.5%	47.9%	51.5%
Expected life (in years) (4)	6.2	5.8	5.8	6

(1)The Company has no history or expectation of paying cash dividends on its common stock.
(2)The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected life of the awards in effect at the time of grant.
(3)The Company estimates the volatility of its common stock at the date of grant based on the expected weighted-average volatility for a group of publicly traded companies in a similar industry or with similar service offerings, with a term of one year or greater.
(4)The expected life of stock options granted under the option plans is determined using the simplified method, which deems the expected life to be the average of the time-to-vesting and the contractual life of the stock-based awards. The expected life represents the period of time that options granted are expected to be outstanding.

F-28

Expensify, Inc.
Notes to Consolidated Financial Statements

NOTE 10 – INCOME TAXES
The components of the Company’s benefit (provision) for income taxes are as follows (in thousands):

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
Current income tax benefit (expense):
Federal	$—	$(688)	$—	$(2,175)
State	(56)	(517)	(82)	(555)
Foreign	(49)	(81)	(14)	(32)
	$(105)	$(1,286)	$(96)	$(2,762)
Deferred income tax benefit (expense):
Federal	2,169	(3,161)	(1,174)	—
State	687	(232)	46	—
Foreign	—	17	—	—
	2,856	(3,376)	(1,128)	—
Total benefit (provision) for income taxes	$2,751	$(4,662)	$(1,224)	$(2,762)

The effective income tax rate differs from the statutory rate in 2019 primarily due to the release of the valuation allowance. The effective income tax rate differs from the statutory rate in 2020 primarily due to the impact of stock-based compensation related secondary market transactions, which resulted in a $15,255,092 permanent item. For the three months ended March 31, 2020 (unaudited), the effective income tax rate differs from the statutory rate in 2020 primarily due to research and development credits and stock-based compensation due to incentive stock options granted. For the three months ended March 31, 2021 (unaudited), the effective income tax rate differs from the statutory rate in 2021 primarily due to state taxes as a result of higher net income and stock-based compensation due to incentive stock options granted. For the three months ended March 31, 2020 and 2021 (unaudited) below, the effective income tax rate reflects an annual effective income tax rate included within the consolidated statements of income.

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
Statutory rate	21.0%	21.0%	21.0%	21.0%
State tax*	42.5%	20.2%	0.7%	3.8%
Research and development (R&D) credit	12.6%	2.5%	3.3%	(0.5)%
Decrease in valuation allowance - federal	133.2%	—%	—%	—%
Rate differentials for controlled foreign corporations (CFCs) and charitable organizations that affect valuation allowance”	(2.8)%	0.6%	0.2%	(0.2)%
Permanent items and others	(11.2)%	3.5%	0.4%	—%
Stock-based compensation - federal	(13.4)%	110.1%	1.5%	1.5%
Total	181.9%	157.9%	27.1%	25.6%

*State taxes includes the state tax impact of the release of the valuation allowance in 2019 and stock-based compensation expense related to secondary market transactions in 2020.

F-29

Expensify, Inc.
Notes to Consolidated Financial Statements

The components of the net deferred tax assets are as follows (in thousands):

	As of December 31,
	2019	2020

Deferred tax assets (liabilities):
NOL carryforwards	$1,992	$275
Tax credit carryforwards	1,347	81
Accruals and reserves	77	231
Stock-based compensation	253	449
Interest expense limitation	242	—
Lease liabilities	1,306	984
Property and equipment	(390)	(650)
Capitalized software development costs	(724)	(933)
ROU assets	(1,248)	(935)
Deferred tax assets (liabilities), net	$2,855	$(498)

The Company assessed its ability to realize the benefits of its domestic deferred tax assets (DTA) by evaluating all available positive and negative evidence, objective and subjective in nature, including (1) cumulative results of operations in recent years, (2) sources of recent pre-tax income, (3) estimates of future taxable income and (4) the length of net operating loss (NOL) carryforward periods. The Company determined it is in a three-year cumulative taxable income position as of December 31, 2019 and 2020 and expects to continue to be in a taxable income position in the long-term foreseeable future.
After an evaluation of all available qualitative and quantitative evidence, both positive and negative in nature, the Company concluded it is more likely than not that sufficient future taxable income will be generated to realize the benefits of its DTAs prior to expiration. As a result, the Company determined that no valuation allowance was needed as of December 31, 2019 and 2020 and March 31, 2021 (unaudited).
As of December 31, 2019, the Company had NOL carryforwards for federal and state tax purposes of $8,348,489 and $3,795,685, respectively. As of December 31, 2020, the Company had NOL carryforwards for federal and state tax purposes of $73,218, and $3,724,011, respectively. The NOL carryforwards will expire at various dates beginning in the years 2037 (federal) and 2031 (state), unless previously utilized. As of December 31, 2020, the Company also has federal and state research and development tax credit carryforwards of $173,542 and $569,019, respectively. The federal tax credits will expire at various dates beginning in the year 2029, unless previously utilized. The state tax credits do not expire and will carry forward indefinitely until utilized.
Utilization of the NOL and tax credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by the Internal Revenue Code, as well as similar state provisions. In general, an “ownership change” as defined by Code Sections 382 and 383, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. Since the Company’s formation, the Company has raised capital through the issuance of capital stock on several occasions which, combined with the purchasing stockholders’ subsequent disposition of those shares, have resulted in such an ownership change, and could result in an ownership change in the future upon subsequent disposition.
The Company conducted an analysis of the Company’s stock ownership under Internal Revenue Code Section 382 and 383. The net operating loss carryforwards and tax credits are subject to annual limitations as a result of the ownership changes in 2010 and 2015. However, the net operating loss carryforwards and the tax credits are not expected to expire before the utilization.

F-30

Expensify, Inc.
Notes to Consolidated Financial Statements

The Company follows the provisions of ASC Subtopic 740-10, Accounting for Uncertainty in Income Taxes. ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of uncertain tax positions that have been taken or expected to be taken on a tax return. As of December 31, 2019 and 2020, the Company recorded an uncertain tax position liability, exclusive of interest and penalties, of $0 and $688,477 respectively, within Other liabilities on the consolidated balance sheets. As of March 31, 2021 (unaudited), the Company recorded an uncertain tax position liability, exclusive of interest and penalties, of $1,004,392 within Other liabilities on the consolidated balance sheets. As of December 31, 2020 and March 31, 2021 (unaudited), the Company has not accrued penalties and interest for uncertain tax positions.
As of December 31, 2020, the Company has $1,328,883 of unrecognized tax benefits. Approximately all of the unrecognized tax benefits, if recognized, would affect the effective tax rate. A reconciliation of the amount of unrecognized tax benefits is as follows for the years ended December 31, 2019 and 2020:

	For the years ended December 31,
	2019	2020

	(in thousands)
Balance as of January 1	$966	$1,253
Additions based on tax positions related to current year	287	76
Additions based on tax positions of prior year	—	—
Balance as of December 31	$1,253	$1,329

Unrecognized tax benefits may change during the next twelve months for items that arise in the ordinary course of business. The Company does not anticipate a material change to its unrecognized tax benefits over the next twelve months.
The Company recognizes penalties and interest expense related to income taxes as a component of tax expense. There are no interest and penalties recorded in the consolidated statement of income for the years ended December 31, 2019 and 2020 or the consolidated balance sheet as of December 31, 2019 and 2020. There are no interest and penalties recorded in the consolidated statement of income for the three months ended March 31, 2020 and 2021 (unaudited) or the consolidated balance sheet as of March 31, 2021 (unaudited). There are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.
The Company is subject to income taxes in U.S. federal and various state, local and foreign jurisdictions. The tax years ended from December 2009 to December 2019 remain open to examination due to the carryover of unused net operating losses or tax credits.

F-31

Expensify, Inc.
Notes to Consolidated Financial Statements

NOTE 11 – NET INCOME (LOSS) PER SHARE
The computation of net income (loss) per share is as follows (in thousands, except share and per share data):

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
Basic net income (loss) per share:
Numerator
Net income (loss)	$1,241	$(1,710)	$3,286	$8,043
Less: income allocated to participating securities	(1,241)	—	(2,785)	(5,547)
Net income (loss) attributable to common stockholders, basic	$—	$(1,710)	$501	$2,496
Denominator
Weighted-average shares of common stock used to compute net income (loss) per share attributable to common stockholders, basic	2,592,189	2,742,448	2,661,851	2,952,241
Net income (loss) per share attributable to common stockholders, basic	$—	$(0.62)	$0.19	$0.85

Diluted net income (loss) per share:
Numerator
Net income (loss)	$1,241	$(1,710)	$3,286	$8,043
Less: income allocated to participating securities	(1,241)	—	(2,785)	(5,547)
Net income (loss) attributable to common stockholders - diluted	$—	$(1,710)	$501	$2,496
Denominator
Effect of dilutive securities:
Warrants	—	—	39,346	41,925
Stock options	—	—	638,449	1,063,468
Weighted-average shares of common stock used to computer net income (loss) per share attributable to common stockholders, diluted	2,592,189	2,742,448	3,339,646	4,057,634
Net income (loss) per share attributable to common stockholders, diluted	$—	$(0.62)	$0.15	$0.62

F-32

Expensify, Inc.
Notes to Consolidated Financial Statements

The following potentially dilutive shares were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
			(unaudited)
Warrants	39,627	41,304	—	—
Stock options	873,765	1,098,137	—	—
Convertible preferred stock	4,203,139	4,203,139	4,203,139	4,203,139
Total	5,116,531	5,342,580	4,203,139	4,203,139

NOTE 12 – COMMITMENTS AND CONTINGENCIES
Litigation – The Company is involved from time to time in claims, proceedings and litigation, including the following:
In September 2019, the Company received a written complaint from 7Park Data, LLC claiming a breach of contract. After multiple discussions and written complaints by both parties, the parties agreed to settle all claims under a Settlement and Mutual Release Agreement dated December 23, 2019, pursuant to which the Company paid 7Park Data, LLC a lump sum of $100,000. As of December 31, 2019 and 2020, there were no liabilities outstanding pursuant to this matter, and this matter is now closed.
On May 29, 2020, Sapphire Crossing LLC sued the Company on an expired patent. Following the Company's attempts to dismiss the case informally, Sapphire Crossing amended its complaint, dropping certain allegations and adding allegations of direct divided infringement. As of December 31, 2020 and March 31, 2021 (unaudited), the extent of a potential liability was unknown and could not be reasonably estimated. On June 8, 2021, the case was settled and no payment was required of the Company upon settlement. There are no liabilities outstanding pursuant to this matter, and this matter is now closed.
In the case of any litigation, the Company records a provision for a liability when management believes that it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated. The Company reviews these provisions at least annually and adjusts these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case.
NOTE 13 – EMPLOYEE BENEFIT PLANS
401(k) plan – In fiscal 2009, the Company sponsored a U.S. 401(k) defined contribution plan covering eligible employees who elect to participate. The Company is allowed to make discretionary profit sharing and 401(k) matching contributions as defined in the plan and as approved by the Board of Directors. Effective January 1, 2018, the Company matches up to 4.5% of each eligible participant’s 401(k) contribution. The Company’s actual contribution may be reduced by certain available forfeitures, if any, during the plan year. No discretionary profit-sharing contributions were made for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021 (unaudited). The Company’s 401(k) matching contributions for the years ended December 31, 2019 and 2020 were approximately $670,000 and $693,000, respectively. The Company’s 401(k) matching contributions for the three months ended March 31, 2020 and 2021 (unaudited) were approximately $166,755 and $210,821, respectively. The Company has no intention to terminate the plan.
UK pension plan – Since inception, in accordance with local laws and customs of the UK, the Company sponsored a UK pension plan covering eligible employees who elect to participate. The Company is allowed to make discretionary profit sharing and matching contributions as defined in the plan and as approved by the Board of Directors. The Company matches up to 4.5% of each eligible participant’s contribution. The Company’s actual contribution may be reduced by certain available forfeitures, if any, during the plan year. No discretionary profit-sharing contributions were made for the years ended

F-33

Expensify, Inc.
Notes to Consolidated Financial Statements

December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021 (unaudited). The discretionary matching contributions for the years ended December 31, 2019 and 2020 were approximately $53,000 and $121,000, respectively. The discretionary matching contributions for the three months ended March 31, 2020 and 2021 (unaudited) were approximately $18,599 and $36,673, respectively. The Company has no intention to terminate the plan.
NOTE 14 – RELATED PARTY TRANSACTIONS
In September 2018, the Company loaned $600,000 to the Company's Chief Executive Officer, David Barrett. The loan bears 6% simple interest per annum for 60 months of interest payments due monthly until the loan principal amount becomes due in full upon maturity in September 2023. As of December 31, 2019, the related party loan is included within Related party loan receivable, non-current on the consolidated balance sheet. During the years ended December 31, 2019 and December 31, 2020, the Company recognized $22,500 and $36,000 in interest income, respectively. During the three months ended March 31, 2020 and March 31, 2021 (unaudited), the Company recognized $9,000 in interest income, respectively.
As part of the loan agreement with Mr. Barrett, repayment of the loan may be accelerated upon certain events. One of these triggering events is the loan amount becoming payable immediately upon the receipt by Mr. Barrett of at least an aggregate of $2,000,000 pursuant to one or more sales or redemptions of the Company's common stock. During 2020, as part of sale of common stock from certain employees, including Mr. Barrett, to new investors, Mr. Barrett received more than $2,000,000 from the transaction. As a result, the loan amount became due immediately during 2020. As the amount has yet to be paid as of December 31, 2020, the Company recorded the related party loan within Related party loan receivable, current on the consolidated balance sheet as of December 31, 2020. On April 22, 2021, the Company's Board of Directors unanimously consented to provide a waiver of the accelerated term clause in relation to the 2020 sale of stock.
During the year ended December 31, 2019, the Company repurchased 5,520 shares of exercised unvested common stock, for $1,794,703 of which approximately $890,000 was related to the repurchase of shares from executive officers of the Company. Refer to Note 8 and Note 9 for further detail over the transaction.
There are no other significant related party transactions for the Company as of December 31, 2019, December 31, 2020 or March 31, 2021 (unaudited).

F-34

                                    shares
Expensify, Inc.
Class A common stock
Prospectus

J.P. Morgan	Citigroup	BofA Securities

Piper Sandler	JMP Securities	Loop Capital Markets

Part II
Information not required in the prospectus
Item 13. Other expenses of issuance and distribution.
The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by us in connection with the offer and sale of the securities being registered. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the exchange listing fee.

Amount to be paid
SEC registration fee	$ *
FINRA filing fee	*
Exchange listing fee	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing expenses	*
Transfer agent and registrar fees	*
Blue sky fees and expenses	*
Miscellaneous expenses	*
Total	$ *

*To be completed by amendment.
Item 14. Indemnification of directors and officers.
We expect to adopt a restated certificate of incorporation, which will become effective immediately prior to the completion of this offering and will contain provisions authorized by the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors, except liability for the following:
•any breach of the director’s duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions in violation of Delaware law; or
•any transaction from which the director derived an improper personal benefit.
Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission, or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
Section 145 of the Delaware General Corporation Law, among other things, grants a Delaware corporation the power to, and authorizes a court to award, indemnification and advancement of expenses to officers, directors and other corporate agents. We expect to adopt amended and restated bylaws, which will become effective immediately prior to the completion of this offering and will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.
In addition, the Delaware General Corporation Law provides that to the extent a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any generally indemnifiable action, suit, or proceeding, that such person will be indemnified by the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit, or proceeding. For any acts or omissions occurring after December 31, 2020, the officers referenced in the immediately preceding sentence could be more limited as a matter of Delaware law.
Further, we have entered into or intend to enter into indemnification agreements with each of our directors, executive officers and certain other employees. Subject to certain limitations, these indemnification agreements will require us, among other things, to indemnify such directors and executive officers for certain expenses and against certain liabilities including, among other things, attorneys’ fees, judgments, fines and settlement amounts actually and reasonably paid or incurred by such director or officer in any action, suit, or proceeding arising out of their services as a director or officer or any other company or enterprise to which the person provides services at our request. Subject to certain exceptions, these indemnification agreements will also require us to advance certain expenses (including attorneys’ fees and disbursements) actually and reasonably paid or incurred by these persons in advance of the final disposition of the action, suit, or proceeding. We believe that these indemnification agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included, or are included, in our restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees, or other agents or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We expect to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The form of underwriting agreement for this initial public offering provides for indemnification by the underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act of 1933, as amended (the “Securities Act”).
Item 15. Recent sales of unregistered securities.
Since March 31, 2018, we made sales of the following unregistered securities:
Equity plan-related issuances
Since April 1, 2018, we granted our employees, consultants and other service providers options to purchase an aggregate of 53,467 shares of our common stock under our 2009 Equity Incentive Plan (“2009 Plan”), all at an exercise price of $9.69 per share.
Since April 1, 2018, we issued and sold to our employees, consultants and other service providers an aggregate of 526,456 shares of our common stock upon the exercise of stock options under our 2009 Plan, at exercise prices ranging from $0.66 to $9.69 per share, for a weighted-average exercise price of $2.864 and aggregate consideration of approximately $1.5 million.
Since April 1, 2018, we granted to our employees, consultants and other service providers options to purchase an aggregate of 1,029,689 shares of our common stock under our 2019 Stock Plan (“2019 Plan”), at exercise prices ranging from $9.69 to $72.07 per share. Of these shares, 67,555 were cancelled and reissued in June 2020 (the “Reissued Shares”) as part of a repricing from $25.18 and $32.88 per share to $15.97 per share. The Reissued Shares are included in the aggregate total mentioned above.
Since April 1, 2018, we issued and sold to our employees, consultants and other service providers an aggregate of 49,509 shares of our common stock upon the exercise of stock options under our 2019 Plan, at exercise prices ranging from $9.69 to $32.88 per share, for a weighted-average exercise price of $10.778 and aggregate consideration of approximately $533.6 thousand.
The offers, sales and issuances of the securities described above were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of such securities were our directors, employees or bona fide consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.
Sales of preferred stock and convertible promissory notes
In April 2018, we sold 875,321 shares of our Series B preferred stock, 25,418 shares of our Series B-1 preferred stock and 64,014 shares of our Series C preferred stock to seven accredited investors at a purchase price of $24.4680 per share, for an aggregate purchase price of approximately $23.61 million.
In April 2018, we issued convertible promissory notes with an annual interest rate of 13% in the aggregate principal amount of approximately $20 million to ten accredited investors.
The offers, sales and issuances of the securities described above were deemed to be exempt under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access to information about us. No underwriters were involved in these transactions.

Item 16. Exhibits and financial statements.
(a)Exhibits

Exhibit No.	Name
1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, currently in effect, and form of Amendment to be in effect immediately prior to the effectiveness of this registration statement on Form S-1

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering.

3.3*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1*	Form of Class A Common Stock Certificate.

4.2*	Amended and Restated Investors’ Rights Agreement, dated as of January 22, 2015, by and among the Registrant and certain of its stockholders.

4.3*	Warrant to Purchase Common Stock, dated September 19, 2013, by and between the Registrant and Silicon Valley Bank.

4.4*	Warrant to Purchase Common Stock, dated December 20, 2016, by and between the Registrant and Silicon Valley Bank.

5.1*	Opinion of Latham & Watkins LLP.

9.1*	Form of Expensify Voting Trust Agreement, to be effective immediately prior to the effectiveness of this registration statement on Form S-1.

10.1*	Loan and Security Agreement, dated as of May 24, 2018, by and between the Registrant, the Borrowers party thereto, and Canadian Imperial Bank of Commerce.

10.2*	First Amendment to Loan and Security Agreement, dated as of November 16, 2018, by and between the Registrant and Canadian Imperial Bank of Commerce.

10.3*	Second Amendment to Loan and Security Agreement, dated as of August 22, 2019, by and between the Registrant and Canadian Imperial Bank of Commerce.

10.4*	Letter Agreement, dated as of November 6, 2020, by and between the Registrant and Canadian Imperial Bank of Commerce.

10.5*	Loan Agreement, dated as of August 22, 2019, by and between the Borrower party thereto, the Registrant, as Guarantor, and Canadian Imperial Bank of Commerce.

10.6*†	Employment Agreement by and between the Registrant and David Barrett.

10.7*†	Employment Agreement by and between the Registrant and Ryan Schaffer.

10.8*†	Employment Agreement by and between the Registrant and Anuradha Muralidharan.

10.9*†	2021 Incentive Award Plan

10.10*†	2021 Employee Stock Purchase Plan

10.11*†	Non-Employee Director Compensation Program

21.1*	List of Subsidiaries of the Registrant.

23.1*	Consent of Ernst & Young LLP as to the Registrant.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*To be filed by amendment.
†Indicates a management contract or compensatory plan or arrangement.

(b)Financial Statement Schedules
All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
(a)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(b)The undersigned Registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Portland, State of Oregon, on                       , 2021.

EXPENSIFY, INC.

By:
Name:	David Barrett
Title:	Chief Executive Officer
Power of attorney
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Barrett and Ryan Schaffer, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution and resubstitution, for him or her and in his or her name, place, or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
David Barrett

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021
Ryan Schaffer

	Director	, 2021
Blake Bartlett

	Director	, 2021
Robert Lent